

Empathy

Annual Report **2025-26**

Empathy is deeply embedded in ICICI Bank's culture and operating philosophy. It guides us on how we serve customers, support employees, create value for shareholders and contribute to society. It is reflected in our values, embedded in our way of working and evident in the choices we make every day.

Our philosophy of being 'Fair to Customer, Fair to Bank' lies at the heart of this approach. We believe that enduring relationships are built when the interests of customers and the Bank are aligned, creating outcomes that are equitable, sustainable and mutually beneficial. Our values of 'One Bank, One Team', 'Return of Capital', 'Agile Risk Management' and 'Compliance with Conscience' further reinforce this philosophy, shaping a culture where empathy is balanced with accountability, responsibility and long-term value creation.





Safeguarding Shareholder Value through Responsible Growth
Contributing to Inclusive and Sustainable Development
Empowering Colleagues to Grow
Technology Guided by Human Understanding
Understanding Customer Needs
Building Enduring Relationships
Empathy

Understanding Customer Needs

For our customers, empathy begins with understanding their needs. It requires a deep appreciation of their aspirations, challenges and evolving needs, and responding with solutions that are relevant, accessible and meaningful. Across retail, business banking and corporate banking segments, our endeavour is to simplify user journeys, enhance convenience and deliver seamless experiences through a combination of relationship-led service and digital innovation.

This commitment is reflected in initiatives such as One KYC, Video KYC, Digital Account Servicing, iMobile, InstaBIZ, DigiEase, iCRM and iLens, which help make banking simpler, faster and more intuitive. By combining technology with customer insights, we seek to anticipate needs, reduce friction and provide solutions that support customers through different stages of their personal and business journeys.



Empowering Colleagues to Grow

Empathy is reflected not only in how we serve customers, but also in how we care for and support our colleagues. Our empathy towards colleagues is reflected in the way we invest in their growth, wellbeing and success. We strive to create an environment where every colleague feels valued, supported and empowered to perform at their best through a bouquet of initiatives. The list of initiatives include structured learning programmes, continuous capability building, leadership engagement, health and wellness programmes, employee engagement initiatives and various policies that support colleagues during professional needs and personal emergencies.

We believe that empathy begins with understanding. Those closest to customers are best placed to understand their needs and respond effectively. Accordingly, the Bank has progressively strengthened and empowered its frontline colleagues, bringing decision-making closer to customers and enabling faster, more contextual responses.

We encourage our frontline colleagues to serve customers with the spirit of *seva bhaav* - understanding their needs, guiding them through onboarding and supporting them throughout their banking relationship with empathy and care. Equally, colleagues across product, technology, operations, risk and corporate functions are encouraged to demonstrate empathy towards our frontline team by understanding their needs and supporting them with the right tools, processes, expertise and timely guidance, enabling them to serve customers with empathy, confidence and care.

This philosophy reflects our commitment to 'One Bank, One Team'. By fostering collaboration across functions and bringing decision-making closer to customers, empathy flows across every level of the organisation - from support teams to frontline colleagues, and from frontline colleagues to our customers. The approach empowers our colleagues to perform their roles with confidence, enabling them to deliver meaningful outcomes for our customers.



Safeguarding Shareholder Value through Responsible Growth

Empathy also guides our responsibility towards shareholders. We recognise that every investment in the Bank represents trust in our ability to create long-term value. Respecting this trust requires prudent decision-making, disciplined execution and a steadfast commitment to sound governance.

Our focus on 'Return of Capital', supported by robust governance frameworks, agile risk management practices and a culture of 'Compliance with Conscience', ensures that we pursue growth responsibly while safeguarding stakeholder interests. Transparency, accountability and prudent capital allocation remain central to our approach. In this sense, empathy towards shareholders is reflected in our commitment to protecting and enhancing the value of their investment through sustainable and responsible growth.



Contributing to Inclusive and Sustainable Development

Beyond banking, our empathy extends to society and the environment. Through the initiatives of ICICI Foundation and other programmes, we seek to address critical societal needs and contribute to inclusive and sustainable development.

Our efforts include significant support towards strengthening healthcare infrastructure, including commitments and contributions towards cancer care and treatment facilities. We have also undertaken initiatives focussed on forest conservation, water conservation and natural resource management, recognising the importance of preserving ecological balance for future generations. Alongside these initiatives, we continue to support livelihood enhancement, skill development and community development programmes that create opportunities and improve quality of life across communities.



Technology Guided by Human Understanding

As banking continues to evolve, technology will remain a powerful enabler. Yet, we believe that technology creates its greatest impact when guided by human understanding. Empathy enables us to listen more carefully, respond more thoughtfully and innovate more meaningfully. It helps us build stronger relationships, earn deeper trust and deliver solutions that are relevant to the needs of our stakeholders.



Building Enduring Relationships

At ICICI Bank, empathy is not limited to a moment of interaction. It is reflected in our values, our decisions and our actions. It shapes the way we build relationships, create value and contribute to the progress of our stakeholders and society. Above all, it reinforces our commitment to responsible growth founded on trust, accountability and shared prosperity.

CONTENTS

INTEGRATED REPORT

STATUTORY REPORTS

FINANCIAL STATEMENTS

THE BANK AT A GLANCE

₹**501.47** billion

Profit After Tax*

₹**650.21** billion

Profit Before Tax Excluding Treasury Gains*

₹**542.08** billion

Consolidated Profit After Tax*

4.32%

Net Interest Margin*

₹**23,725.31** billion

Standalone Total Assets

₹**17,946.25** billion

Total Deposits

₹**15,538.93** billion

Loans and Advances

17.18%

Capital Adequacy Ratio

*During fiscal 2026; others at March 31, 2026

Strengthening iMobile capabilities

iMobile, ICICI Bank's mobile banking app, was enhanced with Easy Account Share to enable customers to securely share cancelled cheques and SWIFT details online. The Bank also strengthened SmartLock capabilities, enabling customers to manage access to banking services more securely.

Enhancing InstaBIZ for businesses

The Bank enhanced InstaBIZ, its Business Banking app, by introducing new services such as prepaid forex travel card services, SWIFT statement downloads, and merchant solutions. The app was also refreshed with a cleaner interface, simplified navigation, and a unified workspace, delivering an enhanced customer experience.

DigiEase capabilities expanded

DigiEase, ICICI Bank's digital onboarding platform for Business Banking customers, was enhanced with mobile onboarding, account aggregator, proposal tracking and collaboration features, enabling faster processing and improved operational efficiency.

Redesigned website experience

ICICI Bank revamped its Retail Net Banking platform with enhanced journeys across payments, accounts, deposits, cards and fund transfers, enabling customers to complete everyday banking transactions swiftly and with ease. International websites were also refreshed to deliver a more consistent and seamless customer experience.

AI enhancing customer engagement

The Bank expanded the use of AI and Generative AI to enhance customer communication, improve efficiency and support decision-making across business and operational functions.

Deepening branch presence

With the addition of 528 branches during fiscal 2026, ICICI Bank's branch network stood at 7,511. 3,648 branches are located in rural and semi-urban areas.

FINANCIAL HIGHLIGHTS

TOTAL DEPOSITS



Legend:
- Current Account (₹ in billion)
- Savings Account (₹ in billion)
- Term Deposit (₹ in billion)
- Total (₹ in billion)

	March 2022	March 2023	March 2024	March 2025	March 2026
Total	10,645.72	11,808.41	14,128.25	16,103.48	17,946.25
Term Deposit	5,461.35	6,395.79	8,169.53	9,366.19	10,510.38
Savings Account	3,599.57	3,797.76	4,023.00	4,407.72	4,756.06
Current Account	1,584.80	1,614.86	1,935.72	2,329.57	2,679.81

LOANS & ADVANCES



Legend:
- Retail
- Rural Loans
- Business Banking
- Domestic Corporate & Others
- Overseas
- Total (₹ in billion)

	March 2022	March 2023	March 2024	March 2025	March 2026
Total	8,590.20	10,196.38	11,844.06	13,417.66	15,538.93
Overseas	4.8%	3.3%	2.8%	2.3%	2.7%
Domestic Corporate & Others	21.5%	20.6%	18.6%	18.8%	19.2%
Business Banking	14.5%	15.6%	16.6%	19.6%	21.1%
Rural Loans	6.7%	6.2%	6.3%	5.8%	6.5%
Retail	52.5%	54.2%	55.6%	53.5%	50.5%

NET WORTH



Net Worth (Equity Share Capital, Employees Stock Options/Units Outstanding, Reserves and Surplus) (₹ in billion)

March 2022	March 2023	March 2024	March 2025	March 2026
1,705.12	2,007.16	2,383.99	2,920.77	3,373.71

CAPITAL ADEQUACY



Legend:
- Tier I
- Tier II
- Common Equity Tier 1
- Total

	March 2022	March 2023	March 2024	March 2025	March 2026
Total	19.16%	18.34%	16.33%	16.55%	17.18%
Tier II	0.81%	0.74%	0.73%	0.61%	0.83%
Tier I	18.35%	17.60%	15.60%	15.94%	16.35%
Common Equity Tier 1	17.60%	17.12%	15.60%	15.94%	16.35%

FINANCIAL HIGHLIGHTS

NII & NIM



Net Interest Income (NII) (₹ in billion)
Net Interest Margin (NIM)

GROSS NPAs & NET NPA RATIO



Gross NPAs (₹ in billion) (based on customer assets)
Net NPA Ratio (based on customer assets)

PROFIT BEFORE TAX (EXCLUDING TREASURY INCOME)



Profit Before Tax (Excluding Treasury Income) (₹ in billion)

STANDALONE NET PROFIT



Standalone Net Profit (₹ in billion)

MESSAGE FROM THE CHAIRMAN



> " **The Board is committed to ensuring that the Bank is a future-ready, resilient and trustworthy financial institution.** "

Dear shareholders,

The Indian economy continues to exhibit resilience despite external headwinds faced over the past year. The economy registered a healthy growth of 7.7% in fiscal 2026. This has been possible due to reforms undertaken over the last few years along with policy stimulus by the Government and Reserve Bank of India (RBI). The reduction in income tax and goods and services tax has supported the revival of consumption during the year. Given low inflation, RBI reduced the policy rate by 100 bps during the financial year which lowered cost of borrowing. The regulator also undertook other significant measures in terms of rationalising regulations and enhancing ease of doing business. These measures helped to offset the impact of higher tariffs as well as the energy supply shock later in the year. With oil prices now at much lower levels, the outlook has improved considerably. The recent measures announced by Government and Reserve Bank of India to attract foreign capital should lead to further improvement in India's growth outlook and resilience. Importantly, the banking system is sound with strong balance sheets and healthy financial parameters.

During fiscal 2026, the Bank has sharpened its strategy of focussing on risk-calibrated profitable growth by optimising all levers of profitability while capitalising on market opportunities. The overall growth in the portfolio was healthy while the risk frameworks ensured resiliency despite volatility throughout the year. The disciplined asset pricing approach along with consistent focus on enhancing the retail deposit franchise and garnering low-cost deposits, enabled the Bank to grow in a competitive market environment while maintaining its profitability. Selection of right counterparties and focus on return of capital continue to underpin our efforts to pursue opportunities across ecosystems and micromarkets. The Bank continues to maintain a resilient balance sheet with prudent provisioning, healthy capital and adequate liquidity position.

The Bank continues to strengthen its delivery systems by focussing on simplified processes, enhancing data analytics and leveraging digital public infrastructure. AI technologies are evolving rapidly, and thoughtful

MESSAGE FROM THE CHAIRMAN

adoption of these technologies will provide significant benefits across many areas of banking. The Bank has invested in platforms, built partnerships and created use cases of Generative AI models while ensuring adequate guardrails on data privacy and cybersecurity. The Bank continues to invest in technology infrastructure and cybersecurity, to ensure resilience and safe banking for its customers.

The Board continues to focus on the aspects of Environment, Social and Governance (ESG). Considering the cross-functional nature of ESG and to strengthen the Board's engagement, the mandate of the CSR Committee was enhanced to include oversight on the ESG action plan and disclosures, while the Risk Committee continues to oversee climate and ESG risk related aspects. This, we believe, will bring sharper focus and drive the Bank's sustainability priorities in an integrated manner. The Bank's corporate social responsibility initiatives continued to focus on responsible deployment of resources through well-structured programmes and initiatives. During fiscal 2026, of a total amount of ₹9.94 billion committed towards CSR, about half was allocated towards capacitising healthcare facilities to meet future needs. Nature-related projects to address challenges like climate change, biodiversity loss and water security are also being extensively undertaken across the country.

We believe that climate stewardship begins with better understanding of our own impact on the environment. The Bank continued to progress on its target of becoming carbon neutral for Scope 1 and Scope 2 emissions by fiscal 2032, by increasing the proportion of renewable energy and adopting low carbon-emitting technologies and products in its operations. The Bank undertook initiatives like upgradation of air-conditioning systems, recycling of e-waste through authorised vendors and installation of water-saving mechanisms at our premises. During the year, the Bank continued to strengthen its capabilities for measuring and monitoring Scope 3 emissions.

The Board is committed to ensuring that the Bank is a future-ready, resilient and trustworthy financial institution. As a systemically important bank, the Board is cognisant of the responsibility it holds in embedding the highest standards of governance as part of relevant policies and frameworks. Our business is underpinned by a culture of compliance and agile risk management practices ensuring responsiveness to a constantly evolving

environment. The Bank is sensitive to ensure right-selling of products to customers with a focus on the principle of 'Fair to Customer, Fair to Bank'. The Bank focusses on building a service-oriented culture and prioritising ethical conduct in all its engagements.

India has navigated the recent external headwinds and uncertainties effectively. Steps taken by the Government to bring in higher investments and integrate the country in the global economy through trade agreements support India's long-term potential growth outlook. The healthy balance sheets of corporates and banks, fiscal prudence with proactive support given by the policymakers and investment in infrastructure over the past years ensure resilience in uncertain terms and will underpin future growth. The Bank's steady progress and positive outcomes over the years have strengthened the confidence in our cultural and value principles and the efficacy of our strategy. The Bank will continue to focus on participating in opportunities by leveraging its market standing and prioritising long-term sustainable value creation for all stakeholders.

With best wishes,

Pradeep Kumar Sinha
Chairman

CORPORATE INFORMATION

BOARD MEMBERS



Pradeep Kumar Sinha
*Non-Executive (part-time)
Chairperson*





B. Sriram
Independent Director



S. Madhavan
Independent Director



Vibha Paul Rishi
Independent Director



Rohit Bhasin
Independent Director



Punit Sood
Independent Director



Vijayalakshmi Iyer
Independent Director



Ashwani Bhatia
*Additional (Independent)
Director*



Sandeep Bakhshi
Managing Director & CEO



Sandeep Batra
Executive Director



Rakesh Jha
Executive Director



Ajay Kumar Gupta
Executive Director

BOARD COMMITTEES
As on July 18, 2026

Audit Committee
S. Madhavan (C)
Rohit Bhasin
Punit Sood

Board Governance, Remuneration & Nomination Committee
Punit Sood (C)
Pradeep Kumar Sinha
B. Sriram
Rohit Bhasin

Credit Committee
Sandeep Bakhshi (C)
B. Sriram
Vijayalakshmi Iyer
Ashwani Bhatia
Rakesh Jha

Customer Service Committee
Vibha Paul Rishi (C)
S. Madhavan
Sandeep Bakhshi
Rakesh Jha

Environmental, Social and Governance & Corporate Social Responsibility Committee
Pradeep Kumar Sinha (C)
Vijayalakshmi Iyer
Rakesh Jha

Fraud Monitoring Committee
Vijayalakshmi Iyer (C)
Pradeep Kumar Sinha
Vibha Paul Rishi
Ashwani Bhatia
Rakesh Jha

Information Technology Strategy Committee
B. Sriram (C)
Punit Sood
Sandeep Batra
Ajay Kumar Gupta

Risk Committee
Rohit Bhasin (C)
S. Madhavan
Vibha Paul Rishi
Sandeep Batra

Stakeholders Relationship Committee
Ashwani Bhatia (C)
Sandeep Batra
Ajay Kumar Gupta

KEY PERSONNEL

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

(C) Chairperson

MESSAGE FROM THE WHOLETIME DIRECTORS



Sandeep Bakhshi
Managing Director & CEO

Our strategic approach is anchored in our value frameworks, enabling us to harness market opportunities across key micromarkets and ecosystems. Our constant focus on counterparty selection is at the forefront, ensuring resilient profitable growth across customer segments. Responsiveness and agility of our processes, delivery systems and structures enable us to effectively deploy technology investments, including artificial intelligence, for better outcomes in an evolving landscape. We prioritise effective compliance and risk management frameworks to fortify the Bank against rising non-financial risks, particularly cyber-threats and liability risks arising from the misuse of the Bank's platforms to facilitate fraudulent activities. Going forward, our focussed approach towards allocating capacity, capital and simplifying processes continue to play an inherent role in serving emerging opportunities across the Indian economy and its global linkages. Growth, for us, is centred on prudence and responsibility along with a commitment to serve customers with integrity, strengthening trust and unleashing the full potential of our brand and franchise. We deeply acknowledge the importance of sound governance practices as fundamental for delivering long-term sustainable value to all stakeholders.



Sandeep Batra
Executive Director

Balancing growth with resilience, conducting business with integrity, and investing in employees and communities are integral to our approach. We continue to sharpen customer centricity with "*seva bhaav*". Empathy is embedded in our philosophy as we serve customers holistically within our cultural values. Prioritising agile risk management, upholding compliance culture and maintaining high governance standards, enable resilient and responsible growth in an ever-evolving landscape. Recognising the emerging cyber risks associated with accelerated AI models, we constantly strengthen our cybersecurity defence mechanisms. We continue to strengthen sustainability practices and circularity initiatives while progressing towards carbon neutrality by 2032. We have increased allocation towards corporate social responsibility during fiscal 2026. Beyond scaling-up healthcare facilities and biodiversity restoration, our philanthropic arm - 'ICICI Foundation for Inclusive Growth' expanded its footprint into sports to foster inclusive community development. Our initiatives have positively impacted over 20 million lives till date across the country. We look forward to continuing this journey.



Rakesh Jha
Executive Director

Our execution strategy is underpinned by 'One Bank, One Team' with a focus on serving customers holistically and optimising all levers of profitability. The Bank continues to deepen its presence across large ecosystems and customer segments such as multinational corporations, global capability centres, new-age companies, non-resident Indians and senior citizens to stay future-ready. Prioritising capital preservation as a core principle, our private banking and wealth management business is enriching its engagement and coverage by investing in resources, offering simple products and leveraging 3-in-1 offering as a key proposition. The Bank continues to enhance customer experience across all channels by strengthening delivery capabilities, simplifying processes and digital enablement. The Bank will continue its approach of choosing the right counterparty, adapting to evolving customer preferences, investing in multi-channel distribution to grow coverage and harnessing profitable opportunities across micromarkets and ecosystems. Building trust-based long-term relationships and delivering fair value in a transparent manner to customers is core to our strategy of sustainable growth.



Ajay Kumar Gupta
Executive Director

We are focussed on building future-ready delivery capabilities to stay agile, with evolving customer expectations, rapid technology advancement and fast-growing digital transaction volumes. During the year, the Bank reinforced its digital strategy by enhancing coverage and functionalities of 'iCRM - customer relationship management platform' and by going-live with all key retail products on 'iLens - loan origination platform' to provide seamless banking experience. Our continuing investments in technology, including Gen AI, enable us to drive operational effectiveness, improve customer experience and have more informed credit decisioning across businesses, while ensuring data privacy and cybersecurity guardrails. Leveraging data analytics and public digital infrastructure enables us to focus on right counterparty onboarding while the strengthened credit policies and credit delivery ensure offering right product propositions. As we grow our business, we continue to strengthen our delivery systems, technology platforms and cybersecurity to sustain scalability, security and resilience.

BUSINESS MODEL

VISION

To be the trusted financial services provider of choice for our customers, thereby creating sustainable value for our stakeholders.

MISSION

To grow our risk-calibrated core operating profit by:

- Delivering products and services that create value for customers
- Bringing together all our capabilities to seamlessly meet customer needs
- Conducting our business within well-defined risk tolerance levels

CAPITALS



FINANCIAL CAPITAL

Our ability to maintain a resilient balance sheet and enable business continuity, sustained growth and shareholder returns

For further details, please refer to the Management Discussion and Analysis section on **page 115**



HUMAN CAPITAL

Our competent and aligned workforce with diverse skill sets and valuable experience.

For further details, please refer to the section on Human Capital on **page 52**



INTELLECTUAL CAPITAL

Our ability to stay innovative and develop products and services that provide quality experiences to our customers.

For further details, please refer to the section on Our Business Strategy on **page 14**



MANUFACTURED CAPITAL

Our investment in technology architecture and delivery channels that facilitates seamless delivery of services to customers.

For further details, please refer to the section on Our Business Strategy on **page 14**



SOCIAL AND RELATIONSHIP CAPITAL

Our commitment towards social empowerment and a financial ecosystem accessible to all.

For further details, please refer to the section on Social and Relationship Capital on **page 56**



NATURAL CAPITAL

Our focus on minimising the impact on natural resources through our operations and business.

For further details, please refer to the section on Environment and Sustainability on **page 61**



ORGANISATIONAL VALUES
Compliance with Conscience
One Bank, One Team
Return of Capital
Fair to Customer, Fair to Bank
Agile Risk Management
OPERATING WITHIN THE GUARDRAILS OF RISK & COMPLIANCE
Compliance
Credit
Market
Liquidity
Operational
Information Technology
Cyber
Legal
Reputation
STRATEGIC VALUE DRIVERS FOR BUSINESS
Risk and Compliance Culture
Customer-Centricity
Micromarkets
Ecosystems
Collaboration and Partnerships
Quality
Leveraging Technology
Process Decongestion
CORE BUSINESS ACTIVITIES
Provide credit to support consumption and economic activity
Provide savings products
Facilitate investment and wealth management
Enable financial inclusion
Facilitate payments and transactions


BUSINESS MODEL

BUSINESS MODEL

VALUE DRIVERS



FINANCIAL CAPITAL
- Ensure a resilient balance sheet and healthy capital levels
- Focus on sustainable growth
- Maintain stable and healthy funding profile
- Continue to strengthen portfolio quality
- Create value for shareholders



HUMAN CAPITAL
- Guided by 'One Bank, One Team'
- Enabling cross-functional collaboration
- Job rotation and leadership development
- Continuous skill training and capability building
- Employee engagement



INTELLECTUAL CAPITAL
- Leveraging *Bank to Bank*^{Tech}
- Early adoption of emerging technologies enabling innovation
- Partnership with fintechs
- Decongesting processes and improving customer experience



MANUFACTURED CAPITAL
- A combination of physical and digital channels enabling seamless service delivery
- Strengthening digital capabilities for cost efficiency, process efficiency and enhancing customer experience
- Focus on cybersecurity, data privacy and operational resiliency
- Core and supporting IT systems that are responsive and scalable



SOCIAL AND RELATIONSHIP CAPITAL
- Engagement with customers, society and other stakeholders
- Participating in development efforts through the ICICI Foundation for Inclusive Growth
- Financial inclusion

NATURAL CAPITAL
- Supporting environment-friendly projects, subject to appropriate risk-return assessment
- Efficient energy management in the Bank's operations
- Use of renewable energy
- Environment-friendly initiatives

OUTPUTS

Profit Before Tax Excluding Treasury:

₹650.21 billion
in fiscal 2026

Profit After Tax:

₹501.47 billion
in fiscal 2026

Loans and Advances:

₹15,538.93 billion
at March 31, 2026

Total Deposits:

₹17,946.25 billion
at March 31, 2026

OUTCOMES

FINANCIAL CAPITAL
- Profit before tax excluding treasury grew by 7.1% and profit after tax by 6.2% year-on-year
- Granular portfolio mix with 71.9% of corporate loans to entities internally rated A- and above
- Net NPA ratio decreased from 0.39% at March 31, 2025 to 0.33% at March 31, 2026
- Common Equity Tier 1 ratio of 16.35% at March 31, 2026
- Consolidated return on equity of 16.0% in fiscal 2026

HUMAN CAPITAL
- Frontline teams reorganised and empowered for enabling 360° customer engagement
- About 40,000 women comprising 32% of total employee strength at March 31, 2026
- Average person learning days of about 10.4 days in fiscal 2026
- Deepened share-linked compensation to about 25,200 employees in fiscal 2026
- Strong industry-academia engagement to create bankers with diverse skills

INTELLECTUAL CAPITAL
- iCRM, a cross-functional unified platform, enabling better engagement, improved customer servicing and deepening of Customer-360° relationship
- DigiEase digital platform to streamline customer onboarding process for business banking
- iLens platform for mortgages, personal loan, education loan and credit-card, enhanced to auto loans and farm equipment financing offerings during fiscal 2026
- Harnessing Generative AI to drive efficiency, enable informed decisions and enhance customer communication

MANUFACTURED CAPITAL
- Several initiatives taken towards enhancing delivery systems and simplifying processes with a focus on delivering customer delight
- Empowered business centres for enabling Customer-360°
- 528 business centres added during the year
- No material incidents of security breaches or data loss during fiscal 2026
- Continues to remain invested towards strengthening technology platforms and cybersecurity to sustain scalability, security and resilience

SOCIAL AND RELATIONSHIP CAPITAL
- ₹9.94 billion allocated towards corporate social responsibility initiatives; focus on healthcare, environment and ecology, livelihood and community development
- ISO 45001:2018 certification for Occupational Health and Safety Management taken for 11 premises in fiscal 2026; total 32 large offices certified
- Engaging with value chain partners to build awareness on sustainability

NATURAL CAPITAL
- Outstanding portfolio of ₹994 billion towards sustainable sectors at March 31, 2026, of which 31% was green financing in areas like renewable energy and allied activities, electric vehicles, green buildings and green hydrogen/electrolysers
- Initiatives taken to substitute high carbon emitting refrigerants and fire extinguishers with low or zero emission products to reduce Scope 1 emissions
- The Bank enhanced focus on circularity and scaled up initiatives in water recycling/harvesting and waste management at its large premises
- Proportion of renewable energy, including I-RECs, in total electricity consumption was 48% in fiscal 2026

OUR BUSINESS STRATEGY

Focus on disciplined execution of our strategy continues to deliver profitable long-term growth.

During fiscal 2026, the Bank continued to focus on profitable growth within the guardrails of risk and compliance. The Bank's strategic approach continues to be anchored on pillars of principles, coverage and delivery framework. The core principles of 'Return of Capital', 'Fair to Customer, Fair to Bank', 'One Bank, One Team', 'Agile Risk Management' and 'Compliance with Conscience', continue to guide our dealings with all stakeholders while pursuing our business objectives. The Bank seeks to deepen customer-centricity and strengthen the franchise by building future-ready capabilities.

The Bank's profit before tax excluding treasury grew by 7.1% year-on-year during fiscal 2026 to ₹650.21 billion. The Bank grew its loan portfolio by 15.8% year-on-year to ₹15,538.93 billion while maintaining focus on counterparty quality and disciplined pricing. The Bank continued to strengthen its liability franchise, maintaining a stable and healthy funding profile and competitive advantage in cost of funds. Deposits grew by 11.4% year-on-year to ₹17,946.25 billion. The Bank continues to maintain a resilient balance sheet with adequate liquidity, prudent provisioning and healthy capital adequacy.

The Bank is actively growing its presence across micromarkets and ecosystems to capture growth opportunities while ensuring appropriate capital and resource allocation. The Bank continues to enrich customer engagement across touchpoints by embracing agile organisation structures and enhancing its delivery framework to create seamless, intuitive and differentiated customer experiences. This customer-first approach strengthens the customer relationship, enhances franchise value and supports sustainable value creation over



Our Approach
Principles
01 Return of Capital
02 Fair to Customer, Fair to Bank
03 One Bank, One Team
04 Agile Risk Management
05 Compliance with Conscience
Integrity
Coverage
Micromarkets
Customer 360°
Ecosystems
Collaborations & Partnerships
Taking Entire Bank to the Customer
Execution
Delivery Framework
Focus on Quality
Process Decongestion
Bank to Bank^Tech
Simplify
Maximising Profit Before Tax¹
To be the Trusted Financial Service Provider

[1] Excluding treasury

OUR BUSINESS STRATEGY

the long-term. The Bank aims to grow its market share by harnessing its brand, distribution and operational capabilities.

The Bank is committed to enhance operational resilience by building secure, stable and resilient banking platforms. Anchored in a culture of integrity, trust and transparency, it aims to deliver simple, seamless and quality banking solutions while realising its vision of becoming the trusted financial service provider of choice and continuing to create sustainable value for all stakeholders.

I. PRINCIPLES

With integrity at its core, the Bank continues to deepen trust with stakeholders. The Bank is committed to foster a healthy culture of risk and compliance. The Bank is committed to strengthening its culture and all employees are encouraged to align with these guiding principles in their activities while representing the organisation.

a. Return of Capital

The Bank is focussed on the principle of 'Return of Capital' emphasising the need to prioritise protection and conservation of capital. The approach of onboarding the right counterparty has provided an impetus to resilient growth in business while protecting capital. The Bank focusses on growing its loan portfolio in a granular manner with a focus on risk and reward.

 *For more details, please refer to the chapter on* '**Risk Governance Framework**' *on page 42.*

b. Fair to Customer, Fair to Bank

Building trust-based long-term relationships with customers is core to the strategy for sustainable growth. The principle of 'Fair to Customer, Fair to Bank' underpins the Bank's approach to deliver fair value to customers while creating value for shareholders, which would guide our operations. The Bank seeks to offer products and services which meet societal needs and are in the interest of our customers. The philosophy of 'Fair to Customer, Fair to Bank' and the culture to serve the end-to-end needs of customers with simplicity is the core principle to drive relationships that create value for both the parties. In line with this philosophy, the Bank, over the years, has taken

various initiatives such as removing and rationalising prepayment/foreclosure charges on certain products and not selling certain third-party products which carry mis-selling risk and may have adverse outcomes for customers. Being transparent in the dealings with the customers is pivotal to our strategy.

 *For more details, please refer to the chapter on* **'Fair to Customer, Fair to Bank'** *on page 38.*

c. One Bank, One Team

The principle of 'One Bank, One Team' underscores the Bank's endeavour to harness business opportunities across ecosystems and micromarkets and maximise the Bank's wallet share in the target opportunity. A unified and institution-focussed culture with deep sense of responsibility has strengthened the Bank's position to be a trusted partner in everyday lives of customers. The Bank has aligned its organisation structure and compensation philosophy to drive its Customer-360° strategy. The core aspects of 'Building Team ICICI' centres on deploying a culturally-aligned workforce across markets, with right attitude and skills, to deliver business strategy, while offering the Bank's value propositions of learning and growth, enabling work environment, fair compensation and care for the employees.

 *For more details, please refer to the chapter on* **'Human Capital'** *on page 52.*

d. Agile Risk Management

The Bank recognises that the landscape is constantly evolving and with it, the nature of emerging risks. We believe that risk management must be dynamic, data-driven and forward-looking. We embrace an agile risk management approach that allows us to identify, assess and mitigate risks proactively. It ensures seamless journeys for good quality customers. This includes learning from events, encouraging constructive feedback and taking remedial actions. This agile risk management approach also enhances operational efficiency and strengthens trust across stakeholders.

 *For more details, please refer to the chapter on* '**Responding to Risks and Opportunities**' *on page 46.*

e. Compliance with Conscience

The Bank is committed to foster a risk and compliance culture to ensure a balance of risk and rewards for delivering long-term sustainable outcomes. The Bank conducts business within the boundaries of law and regulations while being aligned with best practices. The Bank recognises the importance of establishing an effective framework and supporting processes, so that all employees seek to exhibit values aligned to the framework as set out in the Risk and Compliance Culture Policy. The policy establishes the guiding principles and the framework for implementation of the same. The Bank conducts risk and compliance workshops to equip employees with the necessary skills to make decisions based on the principles as set out in the Policy.

 *For more details, please refer to the chapter on 'Our Values' on page 36.*

II. COVERAGE

We are committed to serving our customers and delivering our propositions in a holistic manner by deepening our coverage across ecosystems and micromarkets. The Bank aims to grow by leveraging its expanding franchise, well-recognised brand and distribution capabilities. The Bank's increased coverage through business centres and digital platforms has strengthened our reach across segments and geographies.

ICICI Bank's Network at March 31, 2026

7,511
Business Centres

12,087
ATMs/Cash Recycling Machines

1,382
Digital Service Kiosks

a. Focus on Customer-360°

Customer-centricity is core to our strategy for growing our business while aiming to become the trusted financial service provider of choice for our customers. Our approach begins with developing a deep understanding of customer needs, expectations and experiences. This understanding translates into products and solutions that offer a holistic banking experience and build trust that translates into a long-term relationship with our customers. The approach is to take the entire bank to the customer and offer solutions that meet the current and future needs of the customers and their ecosystems.

The Bank has transformed its branches into customer-oriented business centres to enhance constructive customer engagement and decision-making. Business centres act as a fulcrum for coverage and provide full spectrum of offerings to the entire customer base. The Bank is continuously deepening leadership presence in high potential markets for faster decision-making to support its customer-centric approach. The Bank has further empowered frontline teams with enablers for enhancing customer experience and providing seamless execution of services.

The Bank continues to be flexible in building agile structures and simplified processes, underpinning the delivery of the Customer-360° approach. The Bank leverages its business centre network, digital channels, partnerships and overseas coverage of India-linked business to capture the entire Customer-360°. The corporate office operates as a service centre to serve the employees to deepen customer relationship and enable seamless delivery of products and services.

b. Focus on Micromarkets

The Bank continues to harness business opportunities through identification, in-depth analysis and understanding of micromarkets by leveraging data analytics and market intelligence. The micromarket approach enables the Bank to develop a sharper understanding of customer's profile, catchment texture and market dynamics, enabling frontline teams to design localised strategies and deliver relevant solutions across customer segments. Micromarket insights allow us to align distribution with customer needs, thereby driving value creation through appropriate planning, resource allocation, channel alignment and marketing in every market the Bank serves.

OUR BUSINESS STRATEGY

The micromarket approach facilitates focus on high-potential markets and enables frontline teams to identify new business opportunities, provide personalised solutions and deliver faster turnaround with seamless customer engagement. Capacity allocation and business centre expansion continue to be aligned towards high-activity pockets and emerging growth markets. The Bank also continues to strengthen leadership team presence in key geographies and high potential markets to drive deeper penetration and grow its market share in profitable segments.

The Bank continues to strengthen the organisational structure with 'State Business Heads' to capture the 360° opportunity in these geographies and 'City Business Heads' covering the full spectrum of the ecosystem in cities with large, concentrated market opportunities. Credit Business Centres (CBCs) continue to be placed closer to important markets to facilitate faster processing and delivery. The combination of micromarket insights and digitisation continue to drive growth and efficiency, enabling the Bank to serve more customers effectively.

As of March 31, 2026, the Bank's network comprised 7,511 business centres.

c. Focus on Ecosystems

The Bank's objective is to serve all financial needs of customers and their ecosystems by working across the entire value chain including their channel partners, dealers, vendors, employees and other stakeholders, taking the entire bank to the customer. In line with the objective of creating customer-oriented ecosystems, the Bank has developed sector-specific solutions. These solutions focus on understanding industry and sector nuances and addressing specific requirements, which help to support businesses at every step of their journey.

The Bank focusses on deepening engagement across large ecosystems such as Multi-National Corporations (MNCs), Global Capability Centres (GCCs), capital markets, merchants, healthcare, new-age companies, Non-Resident Indians (NRI) and senior citizens, among others. For instance, the Bank offers comprehensive corporate


Micromarket
Focus on High Potential Markets
Intensified Leadership Presence
Asset Distribution Aligned with Business Centres
Credit Business Centres Co-located in Business Centres
Execution
Understanding Market
Leveraging High Potential Segments & Ecosystems
Aligning Business Centres
Planning Business Centre Expansion in High Activity Pockets
Growing Risk-Calibrated Profitability

banking solutions to the GCC ecosystem including transaction banking, current accounts, treasury services and statutory payments requirements. Complementing this, the Bank addresses the financial and wealth management needs of GCC employees through salary accounts, credit cards, loans, investment and retirement solutions. Through dedicated relationship teams and on-site service desks within GCC offices, the Bank delivers seamless, tech-enabled and agile banking support, strengthening long-term engagement with the rapidly growing GCC ecosystem in India.

Similarly, the senior citizen segment is a key focus area for the Bank. The Bank is committed to deliver a transparent, secure and customer-centric banking experience through doorstep banking and dedicated 24x7 phone banking support for senior citizens. The Bank provides easy access to digital banking platforms and empowers senior citizens to conveniently manage their banking, investments and regular income needs through iMobile and Internet Banking. Products offered include fixed deposits with monthly payout options and the Senior Citizen Savings Scheme (SCSS). Regular awareness initiatives on safe banking practices and digital literacy are conducted across branches and communities to enhance financial confidence and engagement among senior citizens. The Bank has been providing a range of banking services to these ecosystems through a network of physical and digital channels and leveraging capabilities of ICICI Group.

On Private Banking and Wealth Management, the Bank continues to strengthen its relationship with customers to increase coverage and capture the growth opportunities, resulting in deeper penetration and wallet share. We are leveraging the 3-in-1 offering of ICICI Securities as a key mindshare proposition, which will enable us to provide a 360° coverage of customers' needs across banking and investments. The customer coverage model is being aligned across the ICICI Group to deliver a unified, group-led engagement and a consistent experience. The Bank has strengthened its relationship management team with increase in resources to deepen the customer coverage and capture the growth opportunity of emerging wealth in Tier 2 and Tier 3 cities. Technology is being embedded within the operating framework to enhance client insights, enable personalised engagement, improve distribution effectiveness and ensure scalability as the franchise continues to grows.



Approach to Ecosystem

Enhance Ecosystem Opportunities

360° Solutions

Covering all Stakeholders

- Identify All Opportunities Across the Value Chain
- Taking Entire Bank to the Customer
- Focus on Execution

- → MNC
- → Corporate
- → Capital Markets
- → Merchants
- → GCC
- → Healthcare
- → NRI
- → Senior Citizens
- → New-age Companies
- → Defence
- → Student
- → Housing Societies

OUR BUSINESS STRATEGY


Private Banking and Wealth Management
Philosophy
Opportunity
Approach
Fair to Customer, Fair to Bank
Solutions through Simple Products
No Sales Linked Incentives
Customer-360° Offering
Ecosystem
Liquidity Events (IPO, Offer for Sale)
360°
Globalisation (Offshore Coverage)
Institutionalisation of Family Run Businesses
Prioritising Capital Preservation
Fulfilment of Personal and Family Banking Needs
Strengthening Coverage
Business Banking and Investment Coverage
IPO : Initial Public Offering
...to become the preferred banking partner

d. Collaborations and Partnerships

Collaborating within and outside the organisation and building partnerships across the value chain is a key focus area. Strategic partnerships with consumer-facing platforms and technology providers with large customer bases, transaction volumes and operational excellence offer unique opportunities for growth and play a pivotal role in driving customer acquisition, enhancing service delivery and customer experience. The Bank is focussed on increasing collaboration to provide solutions that meet the complete banking requirements of customers. Cross-functional collaboration and data-driven insights enable the Bank to identify emerging opportunities, improve 360° coverage of customers and increase wallet share while maintaining risk and compliance frameworks.

The Bank expanded its portfolio of co-branded offerings, enabled seamless onboarding and offering comprehensive 360° banking solutions to new-to-bank customers. The Bank also continued to scale its leadership position in FASTag and other embedded payment solutions, extending their applicability to broader mobility and transit-related use cases across the country.

India's innovation landscape continues to evolve rapidly, with fintechs and emerging startups driving transformative change across payments, lending, analytics and operational efficiency. During the year, the Bank intensified its engagement with this ecosystem through curated programmes designed to co-create, pilot and scale next-generation digital solutions. These partnerships are aligned with the Bank's technology roadmap and focus on strengthening risk management capabilities, accelerating digital transformation and enabling cost-efficient operations.

Collaborating with startups accelerates the adoption of advanced technologies such as Generative AI, machine learning, blockchain-based reconciliation, predictive analytics, digital identity solutions, and intelligent automation. These capabilities are being deployed across diverse business verticals including retail banking, NRI services, business banking and corporate banking, treasury operations, collections, fraud prevention and internal compliance functions. As the financial sector continues to undergo fundamental changes driven by technology, regulatory developments and shifting customer behaviours, the Bank is focussed on building a resilient and secure future-ready digital foundation.

III. DELIVERY FRAMEWORK

The Bank continues to augment delivery capabilities and value propositions to meet the evolving customer preferences and provide a quality experience. The Bank has rolled out a series of integrated measures such as focussing on decongesting processes, driving digital transformation and strengthening delivery channels to build a seamless and sustainable delivery framework. The Bank has been deepening these holistic initiatives across its entire organisational spectrum covering technology, operations, policies, organisation structure, franchise network and distribution channels to unlock value through simplified banking. The Bank believes these advancements will significantly enhance the capability to serve customers more effectively and deliver its products and services seamlessly.

a. Focus on Quality

Offering quality banking services with simplicity and responsibility is the key focus area of the Bank. The Bank has prioritised its focus on known and assessable profiles, while maintaining stringency in counterparty selection. The Bank continues the approach of quality onboarding by selecting right counterparties including partners and service providers to ensure operational excellence. The Bank assesses the quality of counterparties using data analytics, leveraging digital public infrastructure like usage of account aggregator framework and other digital capabilities.

b. Process Decongestion

Process decongestion in the delivery framework is an ongoing effort with the objective of eliminating complexity, streamlining operations, and building efficiencies to make customer onboarding and service delivery frictionless, thereby enhancing the customer experience. The Bank has rationalised the layers of management in its organisation structure and empowered operating teams to create flexibility and agility in capturing business opportunities. The Bank leverages technology to automate and digitise processes, building seamless end-to-end digital journeys. By mitigating redundancies and utilising digital public infrastructure, the Bank aims to enhance operational resilience and deliver quality customer service.

The Bank is leveraging the changing technological landscape and the power of subtraction to give a 'Customer-360°' product onboarding experience to customers along with simplifying customer journeys through initiatives such as 'One KYC'. The Bank digitised the '3-in-1 accounts' journey integrating bank account, demat account and trading account simultaneously thereby ensuring faster turnaround time for customer onboarding. The Bank has sharpened the focus on moving from a product-centric approach to a customer-centric banking approach and continues to rationalise product variants and remove complexities, resulting in leaner processes and quick turnaround time. A common onboarding framework related to know your customer has been created for both asset and liability products.

The 'V-Serv' initiative enables the business centres and micro market teams to seek real-time solutions across diverse customer requirements by reaching out to a central pool of internal subject matter experts. Process decongestion initiatives have enhanced our response and turnaround time thereby empowering our teams to effectively serve a diverse and vast base of identified customers in a simplified manner.

 *For more details, please refer to the chapter on* **'Approach to Digital Platforms and Solutions'** *on page 24.*

c. Leveraging *Bank^Tech*

In fiscal 2026, the *Bank to Bank^Tech* journey continued to progress with focus on technology platforms, embedded banking, data platforms, analytics and artificial intelligence. The Bank's efforts continue to be guided by the pillars of scalability, resilience and security across technology solutions. The enterprise architecture framework which forms a part of the Bank's technology strategy, works across core banking, digital platforms, data and analytics, micro services-based architecture, artificial intelligence and other emerging technologies. Each facet of architecture considers basic foundational elements of scalability, modularity, agility, availability and resilience.

The Bank has expanded its data centres across regions enabling availability zones across application clusters. The Bank has been investing in observability platforms which are critical towards ensuring preventive and proactive responses across application and infrastructure landscape.

OUR BUSINESS STRATEGY


Approach to Technology
SECURE
SCALABLE
RESILIENT
Seamless Customer Experience
Right Counterparties
Serving 360° Needs
Lightening the Core, Modular Architecture
High Availability
Platformisation for Efficiencies

The fast-moving technology landscape along with various channels of interaction implies increased focus on information security across various aspects of technology. The Bank has adopted an integrated security architecture based on zero-trust principles across data centres and cloud implementations. The Bank continuously strengthens its cybersecurity management and maintains a comprehensive suite of policies which are reviewed periodically and updated to address emerging risks, regulatory changes and evolving threat scenarios.

The Bank lays emphasis on continuously strengthening its operational resilience for seamless delivery of services to customers. As the Bank continues to grow its business, it is invested towards strengthening delivery systems, technology platforms and cybersecurity to sustain scalability, security and resilience.

Artificial Intelligence

The Bank expanded the use of AI and Generative AI to enhance customer communication, improve efficiency and support decision-making across business and operational functions. The Bank continues to invest in AI use cases across areas such as portfolio monitoring, customer onboarding, fraud detection, document extraction and summarisation, content generation and customer servicing among others. These capabilities empower us to gain data insights, improve productivity, achieve faster turnaround time and deliver seamless banking experiences.

ICICI Bank has established a structured and disciplined approach to scale AI, with a focus on long-term value creation, risk management and enterprise-wide adoption. The Bank has invested in an enterprise AI platform, which serves as a secure environment for development, hosting


and deployment of AI and Generative AI use cases. This architecture enables effective oversight over data, models and technology infrastructure, while facilitating controlled experimentation and scalable deployment of approved use cases.

The Bank's approach places emphasis on information security, data privacy and responsible AI governance. A comprehensive framework of guardrails has been implemented, including defining ringfenced areas for AI usage, stringent data access controls and effective model governance protocols. The Bank operates under a Board-approved model risk management framework which classifies models into different tiers based on inherent risk and materiality. The Bank's evolving AI and Generative AI capability with Human in the loop has been deployed in a number of use cases:

1. **Enhancing customer service and engagement:** The Bank has developed an in-house Generative AI-powered tool designed to assist while communicating to customers to deliver faster and personalised experiences.

- Customer calls, emails and chats are analysed and summarised across channels to generate engagement insights, tag conversation to customer profile, identify contextual service and product pitches and recommend personalised offers across all channels as appropriate

- Customer emails are analysed and draft responses are generated by AI prior to human validation, thus improving service efficiency and turnaround time

- More than 100 autonomous bots have been deployed to process inbound customer communications ensuring faster resolution

- AI-powered chatbots are able to handle large part of self-service conversations

- Service requests are analysed for validating and correcting classification between service requests and complaints, enabling quicker and accurate resolution

AI Adoption for Long-term Value Creation

Scalable Platform for AI delivery
- Partnership with Leading AI Services
- Build Platform Capabilities
- Scale-up and Drive Value Realisation

Effective Model Governance and Risk Management
- Guardrails for AI Adoption

Internal AI Capabilities
- In-house Development
- Build Internal Capabilities and Skills

- Enhancing Customer Service and Engagement
- Decongesting Process and Driving Efficiency
- Fraud Prevention
- Portfolio Monitoring
- Modernising Technology
- Strengthening Cybersecurity

OUR BUSINESS STRATEGY

2. **Decongesting processes and driving efficiency:** Document intelligence tools have been trained to read multiple document types and extract relevant data points across business and operational workstreams.

- Physical pages/images processed and validated through AI, enhancing processing accuracy, efficiency and reducing customer turnaround time such as pre-population of cheque information and real-time validation of customer KYC documents leading to straight-through processing

- More than 150 autonomous bots have been deployed to automate repetitive and human-intensive workflows driving scalable process automation and bringing efficiency

- Conversational bots are being deployed across business functions to enhance productivity and capacity utilisation

3. **Fraud prevention and incident monitoring:** AI is being used to strengthen onboarding checks, customer authentication and incident detection capabilities.

- Image and facial match tools are being used in onboarding journeys enabling customer authentication

- Facial recognition is being screened against negative databases preventing potential frauds across assets and liabilities

4. **Modernising technology and strengthening cybersecurity:** AI is accelerating technology development and strengthening cybersecurity capabilities.

- 'AI-assisted pilot' has been developed for reverse engineering of legacy software code to create functional specifications, resulting in faster turnaround time

- AI tool has been developed for scanning security gaps during code development thereby enabling shift-left

5. **Portfolio monitoring:** AI-assisted reasoning and analytics provide inputs for faster and more informed decisions while leveraging larger volumes of structured and unstructured data.

- AI reasoning tools are used to assess and summarise various financial documents, GST reports, transaction statements and analyst reports into contextual and precise summaries being used by the underwriting team

- Portfolio monitoring summary generated for thousands of companies using AI models across various financial metrics

- Millions of pages indexed across public filings, annual reports, earnings call transcripts, news feed and sector reports to generate insights for enabling sharper, action-oriented sectoral monitoring reducing manual intervention, with nearly 100% trace-to-source integrity

To drive business value and adoption, the Bank has laid down a process for identification of cross-functional teams across practice areas and key functions. These teams identify high-impact use cases, design processes and accelerate adoption across business processes, ensuring that investments are aligned with value-driven enablements. Parallelly, the Bank continues to invest in internal capability building, with focussed upskilling initiatives across business, digital and technology teams intended to strengthen enterprise-wide readiness and support sustainable scaling of AI capabilities across the organisation.

Overall, the Bank leverages technology in its operations with focus on scalability, resilience and security to achieve its business objectives while ensuring enhanced governance standards and oversight. The Bank views AI and Generative AI as strategic enablers, harnessing their potential responsibly to strengthen capabilities, enhance customer experience and drive long-term franchise growth.

Approach to Digital Platforms and Solutions

ICICI Bank has been leveraging technology to transform into a tech-driven financial institution. It has embraced a '*Bank to Bank*^{Tech}' strategy – placing technology, data and customer-centric design at the core of operations. This transformation is about enhancing the way banking is delivered, experienced and embedded into everyday life. It enables intuitive customer experience and efficient delivery of banking services while building scalable, future-ready platforms to meet evolving customer needs.

The Bank focusses on enhancing digital adoption by customers. At times, the customers contacting the voice channel for availing services may be unaware that the services are also available on our digital channels. In such cases, the RM is enabled to handhold the customer for digital adoption. Sending of WhatsApp and e-mail notifications with the journey details to the customer is also enabled. This helps customers to experience the digital Do-it-Yourself (DIY) journey and adopt the same for future service needs.

Security is a key pillar of the Bank's digital infrastructure. Authentication features, such as Quick Response (QR)-based login for Internet Banking, ensure seamless and secure access experience for customers. Smart Lock feature on iMobile further enhances protection by allowing customers to temporarily disable banking channels, helping prevent unauthorised access and fraudulent transactions. iMobile has introduced biometric authentication for UPI transactions, enabling customers to authorise payments using fingerprint or Face ID. The introduction of the bank.in domain strengthens digital security by providing a verified banking identity and reducing the risk of phishing and fraudulent websites.

Through these initiatives, the Bank continues to strengthen its digital capabilities, prioritising security, innovation and customer convenience while delivering a unified and future-ready digital banking experience.

iMobile: One App Strategy

ICICI Bank has reimagined its iMobile application to deliver a seamless, simple and secure digital banking experience. The upgraded interface, built on an intuitive and user-


Intuitive Experiences
Digital Journeys
Enhanced CX
Digital Ecosystem
Customer First
MarTech Stack
Onboarding Simplification
Seamless Servicing
Scalable Platforms
Interface Redesign
Apps | Internet Banking | Website
Technology
Bank to Bank^Tech Strategy
Compliance & Fraud Monitoring

OUR BUSINESS STRATEGY


iMobile
One App for all Banking Needs | Seamless Journey
Security
Smart Lock
Payments
IMPS/NEFT/Fund Transfers/ Scan to Pay/Pay to Contact
Bill Payment and Recharge
Statements
Statements
Deposits and Investment
Deposits and Investment
Borrow
Loans, Cards

friendly design, provides customers with greater control and a unified platform for managing their financial needs. Key sections including payments, accounts, deposits and fund transfers have been enhanced to improve usability and convenience.

The app has introduced UPI Lite, enabling customers to load a wallet instantly and make PIN-free transactions of up to ₹1,000 for quick payments, while helping reduce clutter in account statements.

Recognising that security is a critical priority for customers, the app also offers Smart Lock feature that allows users to temporarily disable banking channels that are not in use, thereby helping prevent unauthorised access and protecting customers from fraudulent transactions.

The Bank has introduced a digital dormant account activation feature to simplify the customer journey. This feature enables customers to seamlessly reactivate their dormant accounts through a fully digital process, eliminating the need to visit a branch. The journey is designed to be paperless with a simple and user-friendly interface, reducing manual intervention while strengthening authentication and improving transparency throughout the process.

Website Redesign

The Bank has revamped its Retail Net Banking platform, focussing on simplified digital journeys across key banking services such as payments, accounts, deposits, cards and fund transfers. As part of the Bank's


One Bank Website Strategy Across Geographies

- Canada
- China
- Germany
- GIFT City India
- Hong Kong
- India
- Singapore
- UK
- USA

India

'One Bank, One Experience' strategy, international public websites across key markets have also been refreshed to deliver consistent user experience. The new design emphasises simplicity, transparency, efficiency and convenience, making digital banking more intuitive and easier to navigate. We now have 12 ICICI Bank public websites, including remittance, delivering a consistent global user experience in India and across geographies.

iCRM: Unified Customer Relationship Management Platform

iCRM is a unified, cross-functional customer relationship management platform that connects business centres, product teams, service centres and other internal stakeholders across the Bank. It provides a holistic view of customer interactions and engagement across the customer lifecycle. Leveraging AI and in-house Large Language Model (LLM) capabilities, it delivers real-time insights from customer banking footprints and a better understanding of customer needs and preferences, enabling the Bank to engage more effectively and offer relevant banking solutions. Designed for both web and mobile platforms and integrated with lead generation and onboarding systems, the platform supports lead management, customer onboarding and relationship deepening, while enabling service teams to seamlessly track and manage customer journeys across physical and digital channels.

Powered by an industry-leading cloud-based enterprise solution, iCRM supports agile scalability, a simplified user experience and hyper-personalised customer

OUR BUSINESS STRATEGY


Unified CRM Platform
Simplified Customer Onboarding Journeys
Enhanced Relationship Management
Intelligent Customer Insights On-the-Go
Streamlined Omni-channel Communication
Centralised Customer Engagement Memory
Customer Onboarding
Relationship Enrichment
Service Fulfilment
Integrated with Core Banking Systems
Holistic Customer-360° Coverage
Automated Service & Escalation Framework
Real-time Nudges and Updates
Accelerating Data Intelligence

engagement. The platform currently serves over 110,000 employees across 7,511 business centres and related locations, while integrating over 60 internal systems to enable seamless data coverage and utilisation. Over the last fiscal year, the Bank continued to strengthen customer relationship management capabilities and expand the platform's reach to international banking locations, including the UK, Canada, the Middle East and the USA.

iLens: ICICI Bank Lending Solution

iLens is the Bank's integrated digital lending platform for retail assets, designed to deliver a seamless, transparent and efficient loan journey for customers. Built on a cloud-native, microservices-based and API-driven architecture, the platform integrates every stage of the loan lifecycle from onboarding and verification to decisioning and disbursement within a unified digital ecosystem.

iLens was launched with mortgage products in fiscal 2023 and expanded to onboard personal and education loans in fiscal 2024, followed by credit cards in fiscal 2025 and auto loans and farm equipment financing in fiscal 2026. By consolidating multiple retail lending products onto a single platform, iLens enables the Bank to deliver a simplified, consistent and scalable lending experience across the Customer-360° ecosystem.

The platform leverages an extensive API framework to connect with credit bureaus, verification agencies and internal systems, enabling faster approvals, enhanced decisioning and scalable operations. iLens supports digital, phygital and assisted loan journeys, ensuring flexibility for customers across channels while maintaining a consistent experience.



OUR BUSINESS STRATEGY

An integrated customer interface, Track My Application, allows customers to monitor the real-time status of their applications, upload documents, respond to queries and access key communications throughout the loan journey. Integrated capabilities such as digital KYC, e-Sign and e-Stamp further reduce paperwork and enable secure, paperless disbursements.

By bringing together internal teams and external partners including legal, technical and valuation agencies on a single platform, iLens enables parallel processing of key activities, significantly reducing turnaround time and enhancing operational efficiency.

Through iLens, the Bank continues to strengthen its digital lending ecosystem and advance its vision of delivering a simplified, frictionless and customer-centric lending experience.

iLens: One Digital System for all Retail Lending Products

End-to-End Digital Loan Lifecycle

- Onboarding
- Verification
- Decisioning
- Disbursement

One System for All Products

One System for All Workflows

One System for All Stakeholders

iLens

Key Propositions

- Seamless Paperless Journey for Optimal Customer Experience
- Automated Verification for Quick Loan Sanctioning
- Integration of Advanced API Ecosystem for Digital Loans
- Comprehensive Risk Management Framework
- Real-time Tracking with Track My Application
- Accelerated Loan Processing & Faster TAT

Mortgage Loan ✓

Personal Loan ✓

Education Loan ✓

Credit Cards ✓

Auto Loan ✓

Farm Equipment ✓

OUR BUSINESS STRATEGY


InstaBIZ: Business Banking App
Dashboard
Forex Card
Payments
Smart Lock

InstaBIZ: Business Banking, Simplified

Launched in the year 2019, InstaBIZ is an all-in-one business banking application designed to meet every business banking need – anytime, anywhere. The app offers a variety of solutions to the customers such as payments services, account servicing, offers & loans and trade & merchant ecosystem offerings. During fiscal 2026, the platform was refreshed with a cleaner interface, simplified navigation and a unified workspace to enhance customer experience. New capabilities such as prepaid forex travel card services, SWIFT statement downloads and merchant solutions further strengthened the InstaBIZ ecosystem. The app size has been reduced to enable faster downloads, while dashboard load times have also been optimised to deliver a quicker and more seamless user experience. The Bank continues to enhance InstaBIZ to deliver seamless, convenient, and intuitive banking experiences for businesses.

DigiEase: Enhancing Digital Onboarding for Business Banking

DigiEase, launched in fiscal 2025, is a new digital onboarding platform for business banking customers to provide seamless onboarding experience. The platform leverages integration with various public data infrastructure such as goods and services tax (GST) portal, Ministry of Corporate Affairs (MCA), bank statements and financial documents from income tax return (ITR) under a single workflow for seamless retrieval and validation of data digitally, ensuring data reliability and eliminating repetitive dependency on manual verification. The platform ensures real-time checks on critical decision-making parameters, basic regulatory compliance checks and operational efficiency with reduced turnaround time in a cost-effective manner. The platform aims to provide complete visibility across every stage of the customer journey, beginning with onboarding, continuing through sanctioning and disbursement, and extending into portfolio monitoring.


DigiEase Business Banking
Fully Digital Onboarding Journey
Efficient Use of Resources
Data Integration
DigiEase
Business Banking
Real-time Tracking Dashboard
First Time Right (FTR) Approach
Intuitive Variant Selection

During the year, the Bank introduced various enhancements to strengthen the platform's usability and operational oversight. These include the launch of the DigiEase mobile flow to enhance accessibility for sourcing channels, guidance notes across tabs to support smoother case initiation and a supervisory dashboard for efficient proposal tracking. The login enablement for sourcing channels and e-relationship manager (eRM) has improved collaboration across teams, while Title Search Report (TSR) initiation through DigiEase has further streamlined internal processes. The platform has also been extended to support Credit Guarantee Fund Trust for Micro and Small Enterprises (CGTMSE) guarantee coverage across the business banking journey, supporting greater credit accessibility for SME customers.

Looking ahead, the Bank plans to further enhance DigiEase through various strategic initiatives. These include integration with the Account Aggregator framework for seamless access to Bank and GST data, and introduction of a Do-it-Yourself (DIY) journey for instant sanction. Other initiatives include integration with iLens for valuation, deployment of a dedicated query module for customers and relationship managers.

With the ability to consolidate multiple digital services into a single workflow, DigiEase achieves a dual advantage: enhancing productivity by more efficient workflow and ensuring accuracy with 'First Time Right Approach'. Through continuous innovation and digital transformation, DigiEase is a key enabler in delivering faster, transparent and efficient business banking solutions.

Digital Solutions at Business Centres

The Bank continued to strengthen its digital-first strategy to enhance customer experience and decongest business centres. Business centres are encouraged to process service requests through in-house digital platforms such as biometric authentication, tab banking, digital service kiosks, iCRM and QR-based Insta Banking (prestaging of transaction). Additionally, the Bank has extended cash recycler machines in lieu of ATM cash dispensers at majority of its business centres to decongest the teller desk.

Further, to facilitate digital adoption by business centres, a 'Digital Guide' has been made available which provides digital journeys for the top 100 service requests. The guide provides clear, step-by-step guidance across different channels, enabling business centres to easily navigate through digital platforms. Insta Banking QR has further emerged as an enabler by accelerating the transaction processing time at business centres.

OUR BUSINESS STRATEGY



Branch on the Move

Assisted Channel at Business Centres

Unified Digital Servicing Platform

Account Services
Open FD/RD, Statements, Email and PAN Updates

Cheque Services
Stop Payment, Reissue and Positive Pay

Card Services
Debit & Credit Card Management

Current Account
Servicing for Individuals and Sole Prop.

Paperless Documentation

Instant Service Fulfilment

Branch on the Move

Asset & Loan Services
Housing, Personal and Auto Loan Servicing

Demat Services
Holding Statement and Client Master List

NRE & NRO Services
FD, Cheque and Debit Card Requests

Other Banking Services
Forex, Net Banking and User ID Linking

Available on • Desktop/Laptop • Tablet • Mobile

Digital Services Kiosk

- Deposit ICICI Bank & Other Banks Cheques
- Automated Passbook Update
- Prestaging of Services like Cash Deposit and Withdrawal, Instant Fund Transfer etc.
- Account Balance and Statements
- Account Servicing
- Card Services
- Fixed/Recurring Deposit Opening and Submission of 15GH
- Loan Products and Services

Benefits

Reduces Queues at the Counters	Reduce Rework/ Rejection	Increases Efficiency	End-to-End Transactions done by Customer

Branch on the Move (BOTM) is a tab-based application where 125+ services can be processed through an SMS-based authentication. The request is processed end-to-end digitally either at the branch or customer's doorstep ensuring faster turnaround time, minimising operational risk and better customer experience.

Digital Platforms and Solutions for Corporate Customers

The Bank continues to lead in delivering innovative digital solutions tailored for large corporates and their ecosystems. The approach is centred on delivering integrated, intuitive and seamless solutions that meet the unique requirements of businesses across industries. The Bank is continuously enhancing and adding newer journeys on cash management and trade digital platforms. The Bank ensures seamless domestic and cross-border payments and collections, liquidity and treasury management, thereby enhancing operational efficiency. The Bank continues to strengthen its focus on sector-specific solutions, such as Digi Escrow - a differentiated platform that modernises traditional escrow services through seamless customer experience and supports scalable transaction growth. This assumes greater significance in the context of the healthy growth in the real estate sector, along with the increasing pace of mergers and acquisitions, foreign direct investments and infrastructure development in the country.

The Bank addresses the evolving cross-border transactional needs of corporate customers through its suite of digital solutions such as Trade Online platform, Trade API Suite, Instant Export Packing Credit (Insta EPC), digital document management (including e-Docs, i-Docs, e-Softex and i-BOE) and digital forex and trade services (including electronic Letters of Credit (e-LC), electronic Bills of Lading (e-BL) and integrated forex solutions). In addition, the Bank has also launched LC Connect, an enabler for non-customers to manage their export LCs advised through ICICI Bank digitally.

OUR BUSINESS STRATEGY

The Bank, through its comprehensive digital platforms, is offering scalable and efficient supply chain finance solutions to meet the requirements of its corporate clients. Our platforms namely DigitalLite and OneSCF provide end-to-end digital solutions from onboarding supply chain partners to transaction execution in a seamless manner. DigitalLite platform digitally enables lead to limit setup workflows to onboard anchor corporates and their supply chain partners to avail financing. OneSCF is the transaction processing platform for invoice discounting under the supply chain finance programs. These solutions are using smart engines that incorporate GST data, bureau checks and AI-driven algorithms for credit assessment. Further, these digital solutions enable complete transaction visibility from payments to collections with real-time dashboards and automated data reconciliations in a secure environment for our clients.

In support of India's growing trade ecosystem, the Bank has strengthened its trade API suite – a major step towards digitising trade transactions. By leveraging advanced multithreading technology, the Trade API Suite enables automated transaction initiation and reconciliation thereby offering clients a faster, secure and end-to-end seamless experience. Our focus is to develop future-ready digital solutions that enhance customer experience, ensure regulatory compliance, enhance operational efficiency and reduce operational risk, with better transparency and simplify processes across the value chain.

Digital Solutions for Non-Resident Indians

Non-Resident Indians (NRI) segment continues to be a key growth driver for the Bank's international banking business. The focus continues to be on seamless customer experience through enhanced service architecture, value proposition and simplified processes with digital at the core. The customer onboarding process has been further simplified by enabling video KYC using Aadhaar validation and a secure video interaction. The Bank seeks to grow Customer-360° banking through better customer engagement while decongesting the process complexities in an effort to enhance NRI banking services.

Facilitating frictionless cross-border remittance solutions has been the core strategy for both inward and outward remittance requirement of NRIs and resident Indians. The transaction limits for online outward remittances were further enhanced, and NRI customers can also now transfer online to IFSC GIFT City.

Through these initiatives, the Bank continues to strengthen its digital capabilities, prioritising security, innovation and customer convenience while delivering a unified and future-ready digital banking experience.

KEY AREAS OF BUSINESS
Retail and Rural Banking

The retail and rural business continued to be a key focus area of the Bank for building a diversified and granular loan portfolio. The Bank's retail and rural loans accounted for 57.0% of the net advances.

The Bank's retail business offers a wide range of products and services including lending, savings and investments along with payment and transaction banking services and lockers. We deliver our retail products and services through effective distribution channels of business centres, ATMs and cash recycler machines and call centres. In addition, our digital channels and platforms have become increasingly important to our customers. At year-end fiscal 2026, we had a network of 7,511 business centres and 12,087 ATMs and cash recycler machines across the country. 48.5% of our business centres are in rural and semi-urban areas. As of March 31, 2026, ramp facilities were available at 4,206 business centres.



The Bank offers a wide range of products addressing end-to-end needs across the rural value chain.

OUR BUSINESS STRATEGY



The Bank has developed various platforms for sourcing, onboarding business banking customers and fulfilment journeys in both Do-it-Yourself (DIY) and Do-it-for-Me (DIFM) modes, through its business centres, InstaBIZ mobile app and the website.

The Bank's retail portfolio construct is based on proprietary data and analytics. The underwriting process involves a combination of key variables to assess the cash flow and repayment ability of the customer like income, leverage, customer profile, quality markers, credit bureau data, etc. The Bank utilises multiple data points including liability and asset relationships, transaction behaviour, bureau checks and account aggregator along with proprietary machine learning and statistical models for credit decision-making.

The Bank offers a wide range of products addressing end-to-end needs across the rural value chain. Key products offered include working capital loans through the Kisan Credit Card (KCC), gold loans and term loans for equipment purchase and farm development. It also provides income-generating and consumption loans to economically weaker sections, along with financial solutions to microfinance institutions, Self-Help Groups (SHGs), farmer cooperatives and small and medium enterprises engaged in agriculture-linked businesses. The rural presence is also supported by business correspondent agent network ensuring last-mile connectivity in remote areas.

Business Banking

The business banking portfolio comprises exposures to borrowers with a turnover of up to ₹7.50 billion. The Bank's business banking loans accounted for 21.1% of the net advances.

The growth in the portfolio was driven by the Customer-360° approach to cater to all needs of a customer. This includes business life cycle commencing from client onboarding, payments and collection, cross-border transactions, asset acquisition, tax payments and working capital requirements. Envisaging these customer requirements, the Bank has also developed various platforms for sourcing, onboarding customers and fulfilment journeys in both Do-it-Yourself (DIY) and Do-it-for-Me (DIFM) modes, through our business centres, InstaBIZ mobile app and the Bank's website.

The Bank's focus in these businesses continues to be on parameterised and program-based lending, which is granular and well-collateralised. The Bank has been successful in fully adopting the comprehensive digital onboarding platform 'DigiEase', which is designed to streamline the business banking customer onboarding journey and aims to enhance efficiency, accuracy and customer experience. This is by integrating and leveraging digital public infrastructure and automation, DigiEase ensures that businesses can access financial services quickly, securely and efficiently.

The Bank continues to strengthen its integrated underwriting approach with ongoing validations based on scorecard and statistical ratings model. The Bank has been strengthening underwriting process by integrating various digital tools such as bank statement analyser, bureau reports, GST and Account Aggregator based financial information and has been enhancing various linked business rule engines to gather, generate and consume data.

The Bank maintains a comprehensive risk management framework to monitor the portfolio. The Bank constantly monitors and analyses portfolio performance to identify early signals and initiate early action in line with the acceptable risk threshold framework.

The Bank focusses on complete Customer-360° relationship within the Bank. This includes retail assets and liabilities opportunity with the customer and its owners and other stakeholders.

Wholesale Banking

The Bank's wholesale banking segment caters to a diverse set of clients including large private sector business houses and companies, banks and financial institutions, public sector undertakings and central and state government entities. The Bank's domestic corporate and other loans accounted for 19.2% of the net advances. The Bank also has an established franchise among Multi-National Corporations (MNCs), real estate companies, information technology and information technology enabled services (IT & ITeS) and new-age services companies, along with the financial sponsors space with special focus on private equity funds and their investee companies. Additionally, the Bank also caters to the requirements of the capital market participants and custody service providers through digital solutions improving their operational efficiency.



The Bank aims to become a business partner to its clients instead of merely being a capital provider.

The Bank follows a relationship-led strategy, aiming to build long-term partnerships with clients. The Bank aims to become a business partner to its clients instead of merely being a capital provider. With the client at the centre, cross-functional teams across the Bank work in a coordinated manner to deliver end-to-end integrated solutions to wholesale clients across their business life cycle including trade, treasury, bonds and commercial papers placements and also to their business ecosystems. This has not only facilitated client servicing more effectively but also enabled deepening the Bank's relations in retail accounts of key client personnel and employees through a suite of retail products. Supply chain financing continues to be an important offering to the Bank's wholesale banking clients, enabling efficient working capital solutions across the dealer and vendor ecosystems, thereby supporting the entire value chain from procurement to sales.

The Bank has extensively leveraged analytics to strengthen credit monitoring and portfolio performance. While new credit is extended to well-established and well-rated business groups, data insights through analytics are being used for portfolio monitoring and identification of early warning signals in the existing portfolio to proactively identify risk exposures. This has contributed in maintaining the resilience and quality of the corporate portfolio.

OUR BUSINESS STRATEGY



ICICI Bank offers comprehensive remittance solutions that make sending and receiving money across borders effortless.

International Business

ICICI Bank's overseas presence consists of business centres in six overseas locations and representative offices in twelve locations outside India. The Bank's overseas loans accounted for 2.7% of the net advances. The Bank has an IFSC Banking Unit (IBU) in GIFT City Gujarat, an Offshore Banking Unit (OBU) in Mumbai and wholly-owned subsidiaries in the United Kingdom (UK) and Canada.

The overseas offices of the Bank complement the India business centres by providing coverage and service to Non-Resident Indians (NRI) and India-linked businesses. The overseas offices focus on four strategic pillars, namely (a) the NRI ecosystem serving the Indian diaspora globally for their banking needs in India (including deposits and remittances); (b) the Multinational Corporates (MNC) and Global Capability Centres (GCC) ecosystem comprising foreign MNCs setting up offices in India for manufacturing/ services and the Indian MNCs present overseas for their banking requirements; (c) Institutional ecosystem to capture fund flows into India through the Foreign Portfolio Investment (FPI) and Foreign Direct Investment (FDI) route and (d) Trade ecosystem comprising primarily of India-linked cross-border trade transactions.

The IFSC Banking Unit (IBU) at GIFT City offers a wide range of foreign currency solutions designed to meet the requirements of customers across retail, corporate

banking, capital markets and global markets. During the year, IBU focussed on building a strong deposit franchise across retail, corporate and capital markets duly supported by targeted outreach initiatives in close collaboration with domestic business teams.

This momentum was further enabled through continued investments in technology aimed at delivering seamless onboarding and enhanced customer service capabilities. IBU GIFT City continued to offer comprehensive banking solutions to NRIs in form of saving accounts, deposit accounts, and loans against deposits. The unit also facilitates onboarding of Resident Indians under the Liberalised Remittance Scheme (LRS), enabling access to offshore banking solutions for Resident Indians.

ICICI Bank operates as a registered custodian, depository participant and clearing member in IBU GIFT City. The Bank also serves as a settlement banker to all three exchanges operating in GIFT City – NSE IFSC, India INX and India International Bullion Exchange (IIBX).

Government Banking

The Bank continues to play a key role in strengthening the Government Banking ecosystem by delivering secure, scalable and technology-driven financial solutions to Central and State Government departments, public sector undertakings and autonomous bodies through a well-established network of branches and advanced digital platforms. The Bank offers government customers integrated plug-n-play digital solutions to assist them in effective delivery of services to stakeholders including citizens. The Bank being an agency bank of RBI is authorised by Government of India to open and operate Capital Gains Accounts under the Capital Gains Accounts Scheme and has been the first private bank to implement it. The Bank also supports the government in collection of direct & indirect taxes including income tax, service tax, customs duty, GST payments and state taxes through its business centres and digital channels. Additionally, the Bank extends its banking capabilities to individuals within the government ecosystem including government employees and vendors by offering them a seamless and convenient digital banking experience and a wide range of retail products to suit their personal banking needs.

OUR VALUES

The Bank continues to foster risk and compliance culture to ensure a balance of risk and rewards and aims to uphold the principle of integrity at all times.

ICICI Bank continuously endeavours to strengthen its culture and encourage adoption of values and code of conduct amongst employees for doing business in a fair and transparent manner. Every action is aimed at benefiting the customer and the Bank. The Bank continuously strives to embed relevant principles and communicate the organisation's culture on an ongoing basis. In fiscal 2022, the Bank introduced the Risk and Compliance Culture Policy, enumerating the guiding principles for strengthening the risk and compliance culture, recognising the importance of establishing effective frameworks and supporting processes that encourage employees to exhibit the desired ethos of the Bank.

The Risk and Compliance Culture Policy outlines the guiding principles and key aspects for their effective implementation of these principles.

The effective implementation of the policy includes a governance framework that defines the roles and responsibilities of the Board, MD & CEO, Executive Directors and the Risk and Compliance Culture Council. Consistent and continuous communication of these principles during employee interactions is an effective mechanism for embedding these core values. All employees are encouraged to align with these guiding principles in their activities. Additionally, business compliance officers are appointed within functional teams to strengthen compliance practices.

The Bank is committed to act professionally and fairly in all its dealings. The ICICI Group Code of Business Conduct and Ethics provides the values, principles and standards that should guide the decisions and actions of the Bank employees. This Code is also the Bank's commitment to its stakeholders for adhering to ethical standards and dealing with integrity.

The Bank has a zero-tolerance approach to bribery and corruption. The Bank has a well-defined Anti-Bribery and Anti-Corruption policy articulating the obligations of employees in these matters.

The Bank has a Board-approved Group Know Your Customer (KYC), Anti-Money Laundering (AML) and Combating Financing of Terrorism (CFT) Policy. The policy lays down a risk-based approach in implementing the AML framework. AML standards of the Bank are mainly based

The Guiding Principles

Fair to Customer, Fair to Bank	One Bank, One Team	Return of Capital is Paramount	Agile Risk Management	Compliance with Conscience

OUR VALUES



Group Code of Business Conduct and Ethics

Key Policies and Standards

- ✓ Conflict of Interest
- ✓ Privacy/Confidentiality
- ✓ Anti-Bribery and Anti-Corruption/Gifts and Entertainment
- ✓ Personal Investment
- ✓ Accuracy of Company Records and Reporting
- ✓ Know-Your-Customer/Anti-Money Laundering and Combating Financing of Terrorism
- ✓ Protecting ICICI Group's Assets
- ✓ Workplace Responsibilities and Raising Ethical Issues
- ✓ Social Media

on two pillars, namely, Know-Your-Customer (KYC) and monitoring/reporting of suspicious transactions (MSTR). The policy also requires monitoring of transactions on pre-defined rules as per the regulatory guidelines and any suspicious transactions found are required to be reported to the concerned authorities. The Bank through name screening procedure ensures that the identity of the customer does not match with any person with known criminal background or with sanction/banned entities. For the purpose of avoiding proliferation financing/terrorism financing, the Bank maintains lists of individuals or entities issued by Reserve Bank of India, United Nations Security Council, other regulatory and enforcement agencies, legislation and internal lists as the Bank may decide from time to time. Further, while handling cross-border transactions, the Bank carries out screening of names/parties involved in a transaction against sanctions lists as mentioned above and other negative lists, as applicable at that point of time.

The Bank continuously focusses on effectiveness of financial controls and assesses compliance with all relevant regulatory requirements. Key policies of the Bank are reviewed and enhanced to ensure relevance, adherence to regulations and adoption of best practices on an ongoing basis. The Board-approved Group Compliance Policy lays down the compliance framework with emphasis on ensuring that products, customer offerings and activities conform to rules and regulations and adheres to the Bank's ethos of 'Fair to Customer, Fair to Bank'.

The Bank undertakes periodic training sessions and sends information e-mailers, as part of knowledge enhancement and awareness, to employees. The frequency of messages is high for areas such as fraud prevention, data privacy, cybersecurity, compliance policies, conflict of interest, prevention of sexual harassment, etc. The Bank is committed to constantly reviewing its governance practices and frameworks, with the objective of staying updated and responsive to the dynamic and evolving landscape and acting in the best interest of all stakeholders.

FAIR TO CUSTOMER, FAIR TO BANK

> The Bank continues to build seamless customer journeys, focus on process reimagination and further strengthen delivery through digital platforms to enhance customer delight, efficiency and resilience.

In fiscal 2026, the Bank focussed on strengthening the service delivery through simpler customer journeys, process reimagination and resilient digitisation with a view to ease customer effort and enhance overall customer delight.

The principle of 'Fair to Customer, Fair to Bank' continues to be the guardrail to ensure that the Bank delivers fair value to customers and at the same time also creates sustainable value for shareholders. This principle is inclusive by design – the Bank is committed to serve customers across segments, geographies and life stages recognising that financial access itself is an important dimension of fairness. At the same time, the Bank is deliberate about building relationships with customers whose engagement is grounded in transparency and mutual trust and whose banking behaviour strengthens rather than strains the institution's capacity to serve the broader customer base well. This approach shapes the Bank's operations and reflects the commitment to offer products and services which meet societal needs, support the best interest of customers and thereby strengthen trust in our brand. Customer interactions, rooted in transparency, are a key element of the Bank's overall approach to drive long-term sustainable growth.

Customer insight forms a continuous input into how the Bank designs, refines and evolves its products and services. Inputs from Net Promoter Score (NPS), customer interactions and complaint analyses are systematically assessed to identify areas of friction and opportunities for improvement.

A structured closed-loop framework integrates insights from NPS surveys, root cause analyses and Voice of Customer programmes, including branch immersions and product walkthroughs into journey design enhancements. This approach supports an outside-in perspective, aligning product and service architecture with observed customer behaviour and needs. In fiscal 2026, this



The Bank remains committed to serve customers across segments, geographies and life stages.

FAIR TO CUSTOMER, FAIR TO BANK

framework contributed to improvements in onboarding journeys, service turnaround times and customer advocacy, indicating steady progress in service delivery and experience quality.

The Bank's voice channels (Phone Banking and Virtual Relationship Manager), which manage millions of customer interactions every month, continued to focus on strengthening the service experience and driving meaningful customer engagements through various interventions. To enhance the efficiency of customer engagements, various enablers were introduced such as:

- For customers mapped to Virtual RMs, the inbound customer calls are routed to the mapped RM enabling continuity of conversations

- Enhancements introduced in the internal workflow system for RMs:
  o Generative AI-based customer call summary highlighting key insights
  o Digital technical assistance widget to help RMs provide quick assistance to customers facing issues in services like login or activation in iMobile or Retail Net Banking
  o ICICI Direct Trading Account services enabled RMs to handle ICICI Direct related servicing on the call instead of transferring to a specialised team

- Automated Quality Management aims at improving operational efficiency by automating manual quality evaluation process of analysing the efficacy of customer interactions. This helps to bring about consistency and enhancement in the service delivery of the RMs by providing quick insights on various performance matrices.

The Bank is committed to the principle of 'Fair to Customer, Fair to Bank,' while maintaining a consistent focus on service quality, integrity and innovation. During fiscal 2026, the Bank recorded an improvement in Net Promoter Score (NPS), reflecting progress in customer value creation and advocacy.

Customer Service and Grievance Redressal

The Bank has a well-defined framework to monitor key customer service metrics and complaints. The Customer Service Committee of the Board and the Standing Committee on Customer Service convened periodically to review service performance and discuss measures to further enhance customer service.

The Bank complies with the 'Customer Rights Policy' set around the basic rights of customers, including Right to Fair Treatment; Right to Transparency, Fair and Honest Dealing; Right to Suitability; Right to Privacy and Right to Grievance Redress and Compensation. The details of these policies are available on the Bank's website.

The Bank is committed to treating its customers fairly and providing transparency across its offerings. To enable customers to make informed choices regarding banking products and services, the Bank undertakes continuous customer education efforts as well as strives to offer products based on an assessment of the customer's financial requirements.

By actively listening and resolving complaints with empathy, the Bank reinforces its commitment to building strong customer relationships while continuously learning from any less-than-ideal customer experience.

The Bank offers multiple convenient channels, including the business centres, voice and digital channels through which customers can seamlessly raise complaints. Each complaint is considered as a valuable opportunity to learn, refine our processes and enhance the overall customer experience. The Bank fosters a culture of responsiveness, where insights from customer feedback and complaints serve as avenues to drive ongoing enhancements. This forms a key pillar of delivering a trusted, reliable and customer-centric banking experience.

The Bank has a well-defined and comprehensive grievance redressal mechanism, to ensure resolution of customer complaints with clear turnaround times. All complaints received by the Bank are recorded in a Customer Relationship Management (CRM) system and monitored through to closure. An in-built escalation matrix within the CRM system ensures that customer concerns are appropriately addressed within prescribed timelines. The Bank also conducts detailed root cause analysis

ICICI Bank
FAIR TO CUSTOMER, FAIR TO BANK

(RCAs) of the issues highlighted in customer feedback, complaints, etc. and insights from same are channelled towards improving the service quality.

Further, the Bank has appointed senior retired bankers as Internal Ombudsmen to provide an independent and objective review of customer grievances and to strengthen the internal grievance redressal mechanism. Customer service is monitored through a structured oversight framework comprising the Customer Service Committee of the Board, the Standing Committee on Customer Service, and Customer Service Committees at Business Centres, ensuring effective review and continuous enhancement in service delivery across the Bank.

CUSTOMER ENGAGEMENT BEYOND BANKING

Personal finance can often feel overwhelming and complex from a customer's perspective. Recognising this aspect and the growing need for financial education, the Bank launched a unique digital initiative – The Orange Book. This monthly e-magazine was designed to empower customers to make informed financial decisions.

Having completed five years of publication, the Orange Book continues to make personal finance accessible and engaging through contextual examples, infographics, interactive games and puzzles.

Since its inception, it has covered a wide range of topics, from basics such as the power of compounding and building an emergency fund to more advanced themes such as goal-based investing, tax-saving strategies, succession planning, including nomination and will writing.

It also plays a crucial role in consistently educating customers about emerging financial frauds. The initiative has been well-received and continues to build financial confidence among its readers. An edition focussed on Fraud Prevention showcasing several case studies has also been put together.

Special editions of The Orange Book, catering to various age profiles have been curated, for children, teenagers, college students, young earners, women, and senior citizens and doctors, to empower customers with financial knowledge across milestones.







ICICI Bank
JANUARY 2026 | VOL. 56
THE ORANGE BOOK
Markets
New IPO!
Buy!
Sell!
Tariffs
Currency Fluctuations
Staying Calm. Staying Invested.
In the New Year!
ICICI Bank
FEBRUARY 2026 | VOL. 57
THE ORANGE BOOK
Retirement
Why planning late costs more!
ICICI Bank
MARCH 2026 | VOL. 58
THE ORANGE BOOK
Quiet checks that keep money safe

The Orange Book is a monthly e-magazine that educates customers about personal finance in a simple and easy-to-understand manner.

FAIR TO CUSTOMER, FAIR TO BANK

DATA PROTECTION AND PRIVACY

The Bank is committed to protecting the privacy of individuals whose personal data it holds and processing such personal data in a way that is consistent with applicable laws. The Bank's Code of Business Conduct and Ethics includes guidelines on customer privacy and confidentiality of data. It is important for employees and businesses to protect customer data and follow the applicable privacy laws in India and overseas locations to ensure safety and security of data. We believe that the data privacy framework should be aligned to the evolving regulatory changes and digital transformation.

The Bank has a presence in several jurisdictions outside India including Hong Kong, Singapore, United States, United Kingdom, Canada, China, Dubai International Financial Centre and Bahrain. The Bank is committed to ensuring compliance with applicable laws across these jurisdictions.

As per the Personal Data Protection Standards of the Bank, it ensures that all personal data it processes is kept secure using appropriate technical and organisational measures, including necessary policies, processes and controls which include physical access control, encryption, data protection impact assessment and providing training to the Bank's employees. The Bank periodically updates the Personal Data Protection Standard to cover the personal data protection regulatory requirements as applicable to the Bank in India and its overseas offices to reflect the changes in data protection laws and regulations.

Privacy regulations require the personal data of customers to be protected throughout the entire life cycle. Accordingly, the Bank has undertaken several comprehensive measures such as categorising all personal data and sensitive personal data as 'Confidential Information', keeping record of all its processing activities, entering into non-disclosure and confidentiality agreements with employees and third parties who are privy to personal data of the customers and providing customers the option to exercise various rights which they enjoy under applicable data protection regulations.

There are e-learning modules specifically on the concept of personal data and its protection to build awareness among employees. Periodic training is provided and various data privacy awareness initiatives are taken up for employees to help them get an overview of data privacy and its importance in day-to-day work. Periodic mailers are also sent to the employees to create awareness about data privacy.

The Bank has established a governance framework for data privacy management. The Bank's Data Protection Officer (DPO), with the aid of the business compliance officers in each business division, provides guidance on privacy-related developments across the Bank. The Bank is currently working towards the implementation of the Digital Personal Data Protection Act (DPDPA).

RISK GOVERNANCE FRAMEWORK

> Focus on preservation and 'Return of Capital' while maintaining resilience against financial and non-financial risks through effective governance and strong risk and compliance framework.

As a financial intermediary, the Bank is exposed to various risks, primarily credit risk, market risk, liquidity risk, operational risk, technology risk, cyber risk, third-party risk, compliance risk, legal risk and reputation risk. The Bank is committed to managing material risks and participating in opportunities as part of the strategic approach of risk-calibrated growth in profit before tax excluding treasury. The Board of Directors of the Bank has oversight on all risks in the Bank with specific committees of the Board constituted to facilitate focussed oversight. Most Board-level committees are chaired by Independent Directors and there is adequate representation of Independent Directors on each of these committees. The Board has framed specific mandate for each of these committees. The proceedings and the decision taken by these committees are reported to the Board. The policies approved by the Board of Directors or committees of the Board from time to time constitute the governing framework within which business activities are undertaken.

Several groups and sub-groups have been constituted to facilitate independent evaluation, monitoring and reporting of risks. These groups function independently of the business groups.

The Risk Management Group is further organised into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Financial Crime Prevention Group. The Group is headed by the Group Chief Risk Officer who reports to the Risk Committee of the Board of Directors. The Bank also has Information Security Group for managing cyber and information security risks. The Information Security Group is headed by Chief Information Security Officer (CISO), reporting to Executive Director.

The roles of specific committees of the Board constituted to facilitate focussed oversight of various risks are:

- **Credit Committee:** Approval of credit proposals as per the authorisation approved by the Board and review of developments in key industrial sectors, non-performing loans, accounts under watch, incremental sanctions, non-fund based exposures, unsecured portfolio, capital market exposures, commercial real estate exposures, retail exposures, exposures to top business groups etc.

- **Audit Committee:** Provides direction to the audit function and monitors the quality of internal and statutory audit; responsibilities include examining the financial statements and auditors' report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

- **Information Technology Strategy Committee:** Approve strategy for IT and policy documents, review performance with reference to IT & IS Key Risk Indicators (KRIs) and conduct periodic review of KRIs to ensure coverage of IT & IS risks, ensure that the IT strategy is aligned with business strategy, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business, oversee the activities of Digital Council, review technology from a future-readiness perspective, overseeing key projects progress and critical IT systems performance including review of IT capacity requirements and adequacy and effectiveness of Business Continuity Management and Disaster Recovery, review of special IT initiatives, review cyber risk, consider the RBI inspection report/directives received from time to time by the Bank in the areas of information technology and cybersecurity and to review the compliance of various actionables arising out of such reports/directives as may be deemed necessary from time to time and review deployment of skilled resources within Technology and Information Security function so as to ensure effective and efficient deliveries.

- **Risk Committee:** Review risk management policies pertaining to credit, market, liquidity, operational, outsourcing, business continuity plan and disaster

RISK GOVERNANCE FRAMEWORK

recovery plan. The functions of the committee also include setting limits for industry or country, review the Bank's Enterprise Risk Management Framework, Risk Appetite Framework, Stress Testing Framework, Internal Capital Adequacy Assessment Process and Framework for Capital Allocation. In addition, the Risk Committee reviews risk dashboard covering various risks. The Bank has put in place an Enterprise Risk Management (ERM) and Risk Appetite Framework (RAF) that articulates the risk appetite and drills the same down into a limit framework for various risk categories under which various business lines operate. In addition to the ERM and RAF, portfolio reviews are carried out and presented to the Credit and Risk Committees as per the approved calendar of reviews.

The Internal Capital Adequacy Assessment Process (ICAAP) encompasses capital planning for a four-year time horizon, assessment of material risks and the relationship between risk and capital. Stress testing, which is a key aspect of the ICAAP and the risk management framework, provides an insight on the impact of extreme but plausible scenarios on the Bank's risk profile and capital position.

The Internal Audit Group, being the third line of defence, provides independent assurance that the aforesaid independent groups monitoring the risks in the Bank, are operating in line with policies, regulations and internal standards defined for management of the various risks in the Bank.

Independent Groups for Monitoring Risks
- ✅ Risk Management Group
- ✅ Compliance Group
- ✅ Internal Audit Group
- ✅ Information Security Group

The Compliance Group, headed by the Group Chief Compliance Officer, oversees regulatory compliance of the Bank, both at the policy and procedures level and at the level of implementation by the respective groups. The Group has unrestricted access to information within the Bank to assess compliance with the regulatory guidelines.

The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Group Chief Compliance Officer also reports to the MD & CEO of the Bank. The Risk Management Group reports to the Risk Committee of the Board of Directors. The Risk Management, Compliance and Internal Audit Groups have administrative reporting to the Executive Director responsible for Corporate Centre.

With increasing digitisation, ensuring effective management and governance of data has become a critical business enabler. To further strengthen data quality, data standardisation and governance around data, a Chief Data Officer (CDO) was appointed in fiscal 2023. The role of the CDO includes creating the governance and processes around data generation and



Governance Structure for Information Technology

Board of Directors

Board Sub-Committees
- IT Strategy Committee
- Risk Committee
- Audit Committee

Executive Committees
- Information Technology (IT) Steering Committee
- Information & Cybersecurity Committee
- Business Continuity Management (BCM) Steering Committee

The above governance structure ensures effective coordination across technology, risk, audit, and business functions, enabling comprehensive oversight of IT and cybersecurity risks.

processing and compliance with regulations for customer data captured by the Bank. The CDO is also responsible for implementation of the Bank's Data Governance Policy.

CYBERSECURITY GOVERNANCE

Cyber risk management is a key component of the risk management framework. In response to the evolving threat landscape, the Bank has established a dedicated Information Security Group (ISG) responsible for cyber and information risk management. To strengthen oversight and objectivity in cyber risk management, the ISG operates under an independent governance structure in line with regulatory expectations.

Cybersecurity has multi-level oversight governance, with the Board of Directors holding the ultimate responsibility. Regular updates are provided by the Information Security Group (ISG) of the Bank to the executive Committees, composed of cross-functional members, operate under clearly-defined terms of reference and report their proceedings to the IT Strategy Committee.

The Bank maintains a comprehensive suite of policies including the Information Security Policy, Cybersecurity Policy and Information Security Standards and Procedures. These are based on global and domestic regulatory frameworks and industry standards, including: RBI Cybersecurity Framework, NCIIPC Guidelines for

Controls for IT Infrastructure

Preventive Control

- Application Security Life Cycle (ASLC), Vulnerability Assessment and Penetration Testing (VAPT), Antivirus, Vendor Risk Assessment
- Firewall, Intrusion Detection System (IDS)
- Web Application Firewall
- Access Management
- Distributed Denial of Service (DDoS) Mitigation
- Network Segmentation
- Endpoint Protection
- Patch Management
- Secure Configuration Baseline
- Data Loss Prevention (DLP)
- The Bank Follows a Secure-by-Design Approach, Embedding Security Controls Across System Development and Infrastructure Lifecycle

Detective Control

- Security Operation Centre (SOC) Monitoring
- Network Operation Centre (NOC) Monitoring
- RED Teaming Exercises
- Extended Detection and Response
- Attack Surface Management

Responsive Control

- Incident Response Plan
- Cyber Crisis Management Plan (CCMP)
- Forensic Agreements with Partners
- Automated Incident Response (SOAR)
- Incident Response Processes are Periodically Tested to Ensure Preparedness and Effectiveness in Handling Cyber Incidents

RISK GOVERNANCE FRAMEWORK

Protection of Critical Information Infrastructure, SEBI Cybersecurity and Resilience Framework, IRDAI Guidelines on Information and Cybersecurity, RBI Guidelines on Reporting of Unusual Cybersecurity Incidents, NIST Cybersecurity Framework. In jurisdictions outside India, the Bank also complies with relevant local regulatory requirements. These policies are reviewed periodically and updated to address emerging risks, regulatory changes and evolving threat scenarios. The Bank is mindful of risks posed by AI-based cyber-attacks and is taking steps to identify, assess and mitigate the emerging risks through a risk-based and adaptive cybersecurity approach and framework.

Cyber risk is monitored through multiple Key Risk Indicators (KRIs) and dashboards. A 24x7 Security Operations Centre (SOC) enables near real-time monitoring and threat detection, while periodic internal and external audits help strengthen controls.

To safeguard sensitive information, the Bank has implemented a Data Loss Prevention (DLP) system covering endpoints, emails and web gateways. The Bank's Data Centre and SOC are ISO 27001 certified, underscoring our commitment to maintaining enhanced cybersecurity and data protection standards.

Through high standard of governance, proactive risk management and a culture of security awareness, the Bank aims to safeguard stakeholder interests and reinforce resilience in an increasingly digital environment.

PARTICIPATION IN EXTERNAL CYBERATTACK SIMULATIONS

The Bank places emphasis on continuous preparedness to counter evolving cyber threats. As part of this commitment, the Bank conducts and actively participates in a range of cybersecurity attack simulation exercises, including:

- Spear phishing simulations targeting employees to strengthen user awareness

- Distributed Denial of Service (DDoS) attack drills involving Internet Service Providers (ISPs)

- Social engineering simulations to test physical security at critical infrastructure sites such as data centres

These exercises are integral to evaluate the Bank's detection and response capabilities, as well as reinforcing a culture of cyber vigilance across the organisation. Outcomes of such exercises are reviewed at senior management levels and necessary improvements are incorporated into the Bank's cybersecurity framework.

To ensure operational resilience, the Bank regularly conducts Business Continuity Planning (BCP) and Disaster Recovery (DR) drills. These exercises assess the Bank's ability to maintain critical business functions and minimise disruption to people, processes and infrastructure during unforeseen events. The effectiveness of the DR framework is periodically validated against defined Recovery Time Objectives (RTOs).

With rapid digitisation and the increasing sophistication of cyber threats, timely response to incidents is crucial. The Bank has established a dedicated Cybersecurity Incident Response Team (CSIRT) that operates in line with a well-defined Incident Response Plan (IRP). The CSIRT is equipped to respond swiftly and effectively to security incidents, limiting potential impact and ensuring continuity of critical services.

The Bank remains committed to safeguarding customer trust. As such, data protection is treated with the same priority as the quality of banking services delivered. Proactive awareness campaigns are regularly conducted to educate customers on secure practices when using digital channels.

There were no material incidents of security breaches or data loss during fiscal 2026. The Bank continues to strengthen its controls to mitigate emerging cyber threats and ensure resilience.

RESPONDING TO RISKS AND OPPORTUNITIES

Recognising an evolving landscape and emerging risks, the Bank adopts a forward-looking 'Agile Risk Management' approach for long-term sustainable growth.

The Bank has a comprehensive process to identify and monitor risks and respond appropriately. The Bank continuously reviews and enhances the methods for identification and assessment of risks, sets appropriate metrics and controls, and mitigants for managing significant risks.

In fiscal 2026, the Bank continued to monitor the risks it is exposed to, including economic, credit, market, liquidity and operational risks. Apart from these traditional risks, the Bank is also cognisant of emerging new-age risks due to climate change. The Bank has initiated steps to embed climate risk assessment and climate risk management as part of the Bank's risk management framework.

The Bank has formulated a Climate Risk Management Framework (CRMF) for integration of climate risk into overall risk management framework, and it guides on identifying and assessing the impact of both physical and transitional risks on the lending portfolio. The framework will undergo periodic reviews to ensure alignment with available regulatory climate risk guidance, reflecting the evolving understanding and assessment of climate risk. The Bank has also been participating in policymaking by providing input and supporting the regulator in assessing impact of climate change risks on specific sectors.

Risk Type	Key Risks	Our Response
Economic Risk	Volatile and uncertain global economic outlook due to oil price shocks and tariff-related uncertainties, and changing technology cycle and its subsequent impact on the domestic economy.	Close monitoring of the global and domestic macro-economic developments, along with sector-specific risks; periodic reviews at Risk and Credit Committees.
Credit Risk	Uncertainties pertaining to elevated geopolitical risks due to wars, uncertain global trade environment driven by US tariffs, continuing high interest rates for longer periods though with changing monetary policy stance and weak global growth outlook across the world posed challenges for customers.	Ensuring effective risk management across business segments, close monitoring of the portfolios for early identification of assets under watch, strengthening by ongoing reviews and stress testing; maintaining healthy capital and liquidity positions, which are well above regulatory requirements.
 **Market and Liquidity Risk**	Risks posed by changing monetary policy stance, tighter liquidity conditions for a substantial portion of the year and exchange rate movements.	Comprehensive policies and periodic reviews at the level of Board and committees; strategic priority towards asset liability management and strengthening the Bank's liability franchise.

RESPONDING TO RISKS AND OPPORTUNITIES

Risk Type	Key Risks	Our Response
Operational Risk	A disruption on account of geopolitical risks, information technology failures, internal/external frauds, execution/delivery process errors, model errors or third-party dependencies.	Effective risk management policies in the area of operational risk, information technology risk, third-party dependencies, model risk along with regular review and reporting/analysis of loss incidents. The Bank continues to focus on simplifying processes and platforms to minimise operational risk. The Bank is also working on rationalisation of product variants to simplify the customer offerings and to ensure efficient delivery mechanism. The Bank has strong Business Continuity and Disaster Recovery management policies to address contingencies.
Cyber Risk	Growing threats from cyberattacks, including AI-enabled attacks, combined with increasing digitisation of banking products and services, could expose the Bank to cybersecurity risks. The Bank also leverages partnerships with third parties, and these could also be a source for cyber risks.	The Bank continues to strengthen its cyber defences, conduct regular risk assessments and maintain proactive oversight to ensure resilience across internal systems and external partnerships. A structured third-party risk assessment framework is implemented to assess vendor-related cyber risks. The Bank is also enhancing its capabilities to identify, assess and mitigate emerging AI-enabled threats while exploring the use of AI technologies to improve cybersecurity monitoring, threat detection and operational resilience. The Bank has laid emphasis on data privacy and data loss prevention mechanisms. Continuous investment in cybersecurity technologies, skilled resources and awareness initiatives enable the Bank to effectively manage evolving cyber risks.
Technology Risk	The growing customer dependence on digital transactions and the rising volumes of such transactions requires banks to focus on the resilience, availability, scalability and security of our systems. Misalignment between business and IT strategies is a risk.	The Bank is proactively investing in technology and improving its response to changing technological dynamics. The cross-functional co-ordination and Board-level oversight ensures that information technology strategy is aligned with the business strategy with appropriate policies and control frameworks. The Bank has been investing in observability platforms which are critical towards ensuring preventive and proactive responses across application and infrastructure landscape. The Bank's IT systems were stable and largely uninterrupted during fiscal 2026.
Employee Risk	Retention of employees and ability to attract and motivate talented professionals is critical for the successful implementation of the Bank's strategy and competing effectively.	Provide opportunity for job rotation and enhance career growth and development; employee well-being and upskilling are key priorities along with continuous reiteration of expected standards of conduct.
Compliance Risk	As a domestic systemically important bank (D-SIB), compliance with regulations and preparedness to evolving regulatory landscape is a key priority for the Bank.	The Bank has established well-articulated policies and controls to ensure compliance with laws and regulations. Continuous evaluation and updating the policies and processes is done to stay relevant and compliant. An enhanced compliance culture driven by the Bank's leadership is enabling timely action.

ESG GOVERNANCE AND MATERIAL MATTERS

Enhanced oversight on ESG by the Board for sharper focus on key material matters and to ensure continuous measurable progress.

ESG considerations continue to be integral to the Bank's long-term strategy and the Board guides in setting priorities that can lead to sustainable value creation. During fiscal 2026, the terms of reference of the Corporate Social Responsibility (CSR) Committee were enhanced to include oversight on the Bank's ESG action plan and sustainability-related disclosures. This was earlier under the remit of the Risk Committee. For better focus, the Board revised the nomenclature of the CSR Committee to 'ESG & CSR Committee'. The Risk Committee continues to have oversight on ESG and climate risk management and annually review the ESG Policy. The Audit Committee supports the Board for appointment of third-party agency for assurance of BRSR Core, in accordance with SEBI's guidelines.

ESG Governance

Governance Structure

BOARD OF DIRECTORS - Annual Update

Risk Committee - Oversight on ESG Policy and Climate Risk Management Framework

ESG & CSR Committee - Oversight on Sustainability (Including ESG & CSR) Related Action Plan and Disclosures

ESG Steering Committee - Quarterly Meetings

Dedicated Team within CFO's Office Tracks ESG and CSR Initiatives

Overarching ESG Policy

- Broad Focus Areas
  - Responsible Financing
  - Environmental Sensitivity in the Bank's Operations
  - Customers
  - Employees
  - Society
  - Corporate Governance
  - Cybersecurity and Data Privacy Governance Framework
  - Stakeholder Engagement and Accountability
- Policy Available on the Bank's Website

ESG GOVERNANCE AND MATERIAL MATTERS

Enhancement in data governance and reporting across ESG metrics including the sustainable finance portfolio, capacity building of employees, engagement with value chain partners for targeted action towards strengthening practices and reinforcing the journey towards meeting sustainability goals were some of the key focus areas for the Bank during fiscal 2026. The ESG Steering Committee, comprising representatives from the Leadership team at various functions across the Bank, met quarterly to ensure embedding of sustainable actions within the overall business priorities. In discharging its responsibilities, the Committee evaluates trade-offs and seeks to balance the interests of various stakeholders, such as regulators, investors, customers and employees to support a more comprehensive approach to risk management, regulatory compliance and ethical considerations in a dynamic and complex sustainability landscape. The Board reviews and guides on material ESG matters, including the pathway to meeting the goal to become carbon neutral for Scope 1 and Scope 2 emissions by fiscal 2032.

ESG-RELATED INITIATIVES IN FISCAL 2026

- The Bank continued to develop capabilities for measurement and monitoring of key ESG performance indicators, which remained a priority during fiscal 2026. This has been enabled through development of a digital tool for calculation of emissions across categories of Scope 1, 2 and 3 and enhance reporting capabilities as per Indian and international standards.

- The Bank further strengthened its understanding of measurement of emissions across Scope 3 categories. In the area of financed emissions, the Bank undertook, for the first time, an assessment of emissions of listed corporate borrowers which disclose their Scope 1 and Scope 2 emissions. Financed emissions were calculated based on the relevant methodology mentioned under the globally followed Partnership for Carbon Accounting Financials (PCAF) framework. The Bank is also building capabilities for measuring emissions for other asset classes as per the PCAF framework.

- The Bank continued to making efforts to reduce its operational carbon footprint and improving resource efficiency.

  o The Bank has been evaluating opportunities for accessing renewable energy, as feasible. During fiscal 2026, the Bank purchased international renewable energy certificates (IRECs) equivalent to 35,000 MWh. Including IRECs, the proportion of renewable sources in total electricity consumption was about 48% as at March 31, 2026.

  o While adopting energy efficiency at the Bank's premises has become a standardised process, during fiscal 2026 the emphasis was on measures to improve water circularity. The Bank evaluated and, where feasible, implemented measures like rainwater harvesting, waste water recycling, sewage treatment plants to support water security.

- As part of waste management and its responsible disposal, the Bank undertook a pilot for structured collection of menstrual waste at some locations and its disposal in manners to minimise adverse impact on environment. Further, in addition to ensuring that the e-waste vendors are registered with the Central Pollution Control Board, the Bank is encouraging the service provider to get registered under relevant Extended Producer Responsibility (EPR) regulations. There have been consistent efforts towards reducing paper consumption and transition to use of BIS Eco Mark-certified A4 paper as well as recycled paper. Over 76% of pre-printed forms use FSC-certified recycled paper.

- Sustainability and climate risk related training was provided to employees across locations through the launch of an online module. In addition, an in-person knowledge-sharing workshop on green finance in real estate sector was conducted at ICICI Bank with participation from other banks. The workshop brought together group of developers, material manufacturers, accreditation/certification agencies and financiers with the objective to build a shared understanding of the developments and decarbonisation glidepath within the sector.

- As part of efforts to build awareness among value chain partners, sessions were held with key vendors to provide an update on the overall ESG landscape, the key initiatives taken at the Bank including revisions in the Value chain partner code of conduct of the Bank. We also initiated a review of BRSR Core parameters for its upstream value chain partners, in accordance with the guidelines of SEBI released in March 2025.

- Corporate Social Responsibility (CSR) has been an important tool for delivering social and environmental impact, for the society at large. CSR initiatives have focussed on four key areas of healthcare, environment, supporting livelihoods and community development. In fiscal 2026, the Bank committed ₹9.94 billion towards various CSR activities/projects/programmes. Additionally, the Bank convened an industry engagement on utilising CSR funds as catalytic capital for climate action, with participation by CSR heads of several corporates and other ecosystem players. A thought paper was subsequently released to showcase some impactful initiatives, including that by ICICI Foundation.

ESG practices at the Bank are evaluated by external ESG Rating Providers/agencies (ERPs) based on various disclosures and improvement in the Bank's ESG rating/score evidences the progress. During fiscal 2026, the Bank's ESG score by Sustainalytics improved from 18.9 to 15.3 within the "Low Risk" category and the rating by MSCI improved from A to AA. Scores by SEBI-approved Indian ERPs were upwards of 68 (Strong) on a scale of 100.

 *More details are available on the Bank's website in the **ESG Report** and **Business Responsibility and Sustainability Report (BRSR)** fiscal 2026.*

MATERIALITY ASSESSMENT

The Bank periodically reviews its ESG-related material topics basis engagement with stakeholders and internal assessment of key areas that may have a significant impact on business and long-term value creation.

Materiality assessment has enabled the Bank to identify and prioritise topics that are important for driving a focussed approach to sustainability for the organisation. In fiscal 2025, the Bank had re-examined the key ESG-related material topics to identify priority areas considered important by its stakeholders. The Bank's consideration of the material matters is with the perspective of understanding the impact on governance, strategy and long-term value creation.

The materiality assessment involved a structured approach of compiling a list of potential topics by benchmarking them against international standards and frameworks such as Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), and Dow Jones Sustainability Index (DJSI). We also conducted a benchmarking with leading industry peers to ensure completeness of our ESG-related material areas. This was followed by shortlisting fourteen potential topics to be considered for seeking feedback from stakeholders.

Feedback/inputs on perceived importance of each material topic was sought through a survey shared with stakeholders comprising employees, customers, investors, vendors and industry partners.



The Five-step Approach Adopted for Assessing Material Issues

1. Identifying Universe of Relevant ESG Topics
2. Shortlisting Potential Topics
3. Stakeholder Identification
4. Stakeholder Engagement
5. Analysis and Prioritisation of Topics

ESG GOVERNANCE AND MATERIAL MATTERS

Basis the exercise, 10 topics were identified as important for the Bank's sustainable growth.



The Top 10 Topics Identified by the Bank as Material for Assessing Risks and Opportunities
Carbon Emissions and Resource Efficiency in the Bank's Own Operations
Customer Fairness and Transparency
Employee Practices
Improving Customer Experience and Satisfaction
Leadership Development and Succession Planning
Corporate Governance and Compliance with Regulations and Laws
Cybersecurity and Data Protection
Digital Innovation and Technology
Effective Risk Management
Financial Performance

HUMAN CAPITAL

> 'Building Team ICICI' is centred on deploying a culturally-aligned workforce with right attitude, skills and '*seva bhaav*', to deliver business strategy.

In a rapidly evolving financial landscape, human capital is the vital driver of value in banking. While technology continues to transform how we operate, it is the knowledge, integrity and adaptability of our people that drives sustainable growth, deepens customer trust and helps the Bank to innovate. For us, investing in human capital is much more than a strategic choice – it's a part of our culture. Driven by the 'One Bank, One Team' philosophy along with the spirit of empathy and '*seva bhaav*', we, at ICICI Bank, are committed to delivering high customer value by anticipating and being aware of our customer needs, creating an inclusive environment and serving them with excellence.

Fair compensation, learning and growth, care and connect & engagement are the key tenets of the Bank's human capital strategy, aimed at fostering a service-oriented, customer-centric, innovative and agile workforce. This strategy supports the Bank's mission by capitalising on micromarket and ecosystem opportunities. Employees are empowered to identify business prospects and innovate within the risk and compliance guardrails. By increasing leadership depth in key markets, the Bank ensures closer customer integration, enabling a better understanding of micromarket needs.

Our organisational design reflects our commitment to collaboration and customer centricity. This involves reducing organisational silos and enabling cross-functional teamwork, thereby creating an inclusive environment which empowers our frontline teams to take decisions closer to the customer, enhancing responsiveness and agility and making a meaningful impact within the guardrails of risk and compliance.

FAIR COMPENSATION

The Bank follows a prudent compensation framework under the guidance of the Board of Directors and the Board Governance Remuneration and Nomination Committee (BGRNC) in line with RBI guidelines. The compensation philosophy rewards team performance, driving meritocracy within a comprehensive risk management framework. Compensation comprises fixed pay, reflecting role responsibilities and variable pay, including cash bonuses and share-linked instruments. The variable component, tied to the 'One Bank, One Team' ethos, rewards collective Bank performance, while share-linked instruments, reflect individual potential and role criticality. During fiscal 2026, the Bank deepened the number of employees who were allotted share-linked compensation to about 25,200 employees. Compensation for assurance functions (Risk, Compliance, Internal Audit) is linked to function-specific outcomes, independent of business areas overseen.

LEARNING AND GROWTH

At ICICI Bank, we believe that sustainable growth is built on the strength of our employees and trust of our customers. Given the complexity and width of knowledge, learning at various levels is a continuous exercise that starts at the very onset of an employee's career journey at the Bank, anchored with ārohaṇa and then through Job Rotation that enables employees to deliver Customer-360°. It is designed to foster a nurturing culture where constructive feedback, mentorship and care are encouraged.

The Bank has invested significantly in learning and development delivering over 10 million learning hours in fiscal 2026, averaging about 10.4 learning days per employee. The Bank has the capability building architecture spanning across functional training, leadership development, digital skilling and class-room part of industry-academia collaborations to equip employees with the required skillsets.

ārohaṇa

ārohaṇa is a 12-week structured learning program designed to assimilate into the Bank's culture and handhold employees as they begin their journey with ICICI Bank. Over 12 weeks, they get hands-on experience through real work situations, structured and continuous mentoring by senior managers, receive continuous feedback and gradually build confidence. Alongside this, the program helps them understand and adapt to the organisation's culture – so they not only know what to do, but also how things are done here – enabling them to integrate smoothly and contribute effectively.

HUMAN CAPITAL

Learning Matrix

Constant skilling, re-skilling, up-skilling and capacity building are key factors to enable employees to serve evolving customer needs. The Learning Matrix is an AI-enabled digital learning platform with a rich online library and with features such as social learning and access to curated open content. This AI-powered platform recommends learning programmes and helps curate content based on in-platform feedback. The Learning Matrix offers an intuitive and engaging learning experience to employees on the go.


ARTIFICIAL INTELLIGENCE & MACHINE LEARNING
To access from Laptop/ Desktop click Go to Course below
Path for Learning Matrix mobile app: UOTM > App Drawer > Learning Matrix

AI/ML


iMobile

iMobile Modules



Data Science for Practitioners



Data Protection

The Bank's senior management, including Executive Directors, regularly engages with employees physically and virtually to emphasise ethical conduct, adherence to regulations and compliance. Onboarding sessions are conducted by Business and HR managers to induct all new hires into the Bank's culture and systems.

Job Rotation and Moving Across Roles

At ICICI Bank, we believe job rotation is essential to enable employees to deliver the proposition of Customer-360°. It is not only a tool to manage risks but also a potent tool to help employees acquire new skills. The Bank's approach to job rotation provides avenues to every employee to take up new roles without restricting themselves to a specific role. The Bank is skilling its workforce by giving cross-functional opportunities so that employees are fully equipped to cater to the 360° banking requirements of the customers. Across levels, it is imperative for employees to have a wider perspective and knowledge of all banking products.

Customer-360° Program

The Bank's Customer-360° approach requires employees to be holistic bankers with multi-product expertise and cross-functional skills. The mandatory Customer-360° Program equips relationship managers with a holistic customer engagement mindset. Covering product knowledge, digital propositions, compliance and scenario-based customer interactions, the program is offered to relationship managers across departments. Advanced modules in trade products, business banking and asset products further deepen expertise, enabling employees to address complex customer needs.

Risk and Compliance Workshops

The Bank conducts workshops to strengthen the Bank's risk and compliance culture. In 2026, about 48,326 employees participated in sessions emphasising decision-making within the Bank's risk framework and a strong compliance culture. These workshops, integrated into the Branch Leadership Program, reinforce application of these frameworks at the level of business centres.



The Bank has introduced an e-Learning module on Risk & Compliance Culture with our leaders' sharing insights on the key guiding principles. Around 121,000 employees have completed this module.

Succession Planning

The Bank has institutionalised a succession planning and leadership development initiative to identify and groom leaders for next-level roles. The Bank has a defined succession planning process which, through the Senior Management Cover Index (SMCI), closely tracks the depth of leadership bench at the senior management positions. The Bank has an adequate and experienced bench for key positions and for critical leadership roles.

CARE

At ICICI Bank, our commitment to care for our employees extends beyond workplace, ensuring that our employees feel supported during stages of professional needs and personal emergencies. The Bank provides access to a 24x7 emergency helpline and Quick Response Teams (QRTs) with GPS-enabled vehicles to provide immediate crisis support. This helpline facility has, over the years, helped employees and their families navigate challenging situations with greater confidence and reassurance.

The Bank is committed to safeguarding the health and well-being of our employees. Through tie-ups with leading hospitals across various cities, comprehensive group insurance coverage and a Parental Insurance Scheme, we provide employees with mental security that comes from knowing that support is available when it is required the most. There are a curated range of benefits and policies to meet the life stage needs and safety of our employees. It also provides support for children with special needs.

The Bank's framework for the prevention of sexual harassment adheres to the The Sexual Harassment of Women at Workplace (Prevention, Prohibition & Redressal) Act, 2013. New joiners are provided with mandatory e-learning about the policy. The Bank also regularly communicates with employees regarding the mechanism for raising complaints and the need for the right conduct. The policy ensures that all complaints are handled promptly and effectively with utmost sensitivity and confidentiality and are resolved within defined timelines.

Empowering Women Employees

- Child Care Leave
- Adoption Leave
- Fertility Leave
- Maternity Leave
- Travel Accompaniment

Safe and Healthy Workplace

ICICI Bank has implemented various measures to ensure a safe and healthy workplace. Some of these are:

- **Safety training:** Employees are provided comprehensive safety training to educate them about potential fire hazards and ensuring correct use of safety equipment in case of emergency. First-aid training is also provided to reduce and prevent workplace injuries.

- **Periodic checks:** Periodic inspections of the workplace by Tower Managers/Infrastructure Facility Managers/Zonal Safety and Security Managers are carried out to identify and address any safety hazards.

- **Safety equipment:** The Bank's premises have appropriate safety equipment, such as fire alarm system, portable fire extinguishers, sprinklers, fire hydrants, smoke mask, wheelchairs, staircase evacuation chairs. All safety equipment is periodically inspected as part of the service maintenance contract to ensure its functionality.

- **Emergency plans:** Clear procedures including fire drills and evacuation plans have been established for responding to emergencies at towers, large offices and business centres.

- **Health programmes:** Under the '#Befit360' initiative, various wellness programmes and resources are being provided to promote physical health and mental wellbeing among employees.

- **Safety committee:** Zonal safety committees have been formed across all operational zones pan India to ensure active engagement in identifying potential hazards and formulate comprehensive mitigation plans to address and eliminate associate risks.

HUMAN CAPITAL

- **Compliance with regulation:** The Bank ensures compliance with relevant health and safety regulations and standards set by regulatory authorities, as applicable to the Bank.

- **Communication:** On an ongoing basis, email communications and advisories are circulated to maintain a healthy workplace environment.

- **Continual improvement:** The relevant teams regularly review and update safety policies and procedures to adapt to changing conditions and incorporate best practices.

EMPLOYEE CONNECT AND ENGAGEMENT

We believe that meaningful engagement begins with empathy – by listening to our employees, understanding their experiences and valuing their perspective. We strive to create a workplace where every employee feels respected, supported and connected to the Bank's shared purpose.

Multiple open communication initiatives such as Leadership Engagement Sessions, updates on the Bank's performance and regular "Conversation sessions" between leadership, supervisors, HR managers and their teams. The iEngage onboarding session enables smooth onboarding and integration of the new joiners, other programmes include business centre visits and ongoing engagements by Executive Directors.

iCare Service platform

The Bank has in place an employee service platform to ensure that quick resolution and assistance is available to all employees around people process related queries, service requests and grievances. Known as iCare, this platform integrates multi-channel support, servicing queries with timely resolution and no drop-off. By harnessing the power of AI, the iCare platform also has a well-trained chatbot, allowing a significant proportion of employee requests to be handled automatically. Employees can avail these services through email, phone or through the Bank's proprietary platform – Universe on the Move.

iUniverse

ICICI Bank's digital careers platform 'iUniverse' ensures a seamless candidate experience from the application to the onboarding stage. Candidates can apply for relevant jobs at the click of a button and be updated with real-time progress of their job application. At any juncture, candidates can reach out for support through a comprehensive service platform that integrates chat, calls and emails.

Universe on the Move (UOTM)

Through API-based integration, UOTM offers a host of services to employees while ensuring security and accessibility. Artificial Intelligence (AI) and Machine Learning (ML) are used to provide customised user experience. The services are deeply integrated with core platforms such as Human Resource Management System and Sales CRM (Customer Relationship Management). Enhanced features include geo-fencing sign-in, investment declarations and business enablers like lead creation and approvals.



01 **HR Services Anytime, Anywhere**
Apply for Leave, Check Payslips, and more

02 **Business Approvals on the Go**
Approve Requests Instantly

03 **Seamless Business Transactions**
Log Customer Leads Efficiently

04 **One-Stop Employee Services**
Access Most Services at the Tap of a Button

UNIVERSE ON THE MOVE

SOCIAL AND RELATIONSHIP CAPITAL

The Bank recognises that sustainable value creation can be possible only through responsible and transparent communication with stakeholders and trustworthy conduct in all interactions.

The Bank continuously endeavours to understand the concerns and opinions expressed by stakeholders and appropriately respond to them. The Bank holds regular interactions with customers, investors, employees, regulators and engages with communities and relevant industry bodies to stay informed.

ENGAGING WITH OUR KEY STAKEHOLDERS

Customers

We are committed to understanding the requirements and expectations of our customers, and continuously engage with them to shape Customer-360° experiences.

How Do We Engage

We engage with customers through multiple channels like our frontline employees, Net Promoter Score surveys for seeking feedback on customer experience, customer meets organised at business centres and channels available for queries and grievances. Customer representatives are also invited on a quarterly basis to interact with the Customer Service Committee of the Board.

Service aspects considered important by our customers:

- Availability of relevant products and services
- Convenience
- Secure and simplified delivery of services
- Responsive, skilled and considerate staff
- Quick resolution of queries, requests raised and grievance redressal

Our Response

The Bank has put in place mechanisms to ensure customer needs are appropriately addressed and right-selling of products and services is ensured. Reiterating the principle of 'Fair to Customer, Fair to the Bank' in every communication to employees, the approach is to only offer products that best meet the requirements of a customer. In the past, the Bank has withdrawn products that could potentially lead to mis-selling and customer inconvenience. In line with the above principle, the Bank has also moderated pre-payment fee for certain products/segments.

The Bank has a dedicated customer service team focussed on improving process efficiency, reducing customer effort and leveraging technology to enhance customer experience and response time. This is accompanied with continuous upskilling and knowledge building of the staff. The Bank strongly follows a policy of zero tolerance to unethical conduct by employees.

SOCIAL AND RELATIONSHIP CAPITAL

Shareholders/Investors

We believe that engaging with our shareholders and investors is important to understand market priorities and drive business outcomes that can lead to sustainable value-creation for all stakeholders.

How Do We Engage

There is continuous engagement with our investors and shareholders either at the annual general meeting, during periodic conference calls, emails or one-to-one interactions. The Bank also has mechanisms to address queries and grievances of shareholders and investors.

Subjects considered important by shareholders/investors:

- Shareholder value creation
- Medium and long-term strategy
- Governance and ethical practices
- Compliance and risk management
- Operational resilience
- Technology
- Disclosure on non-financial metrics like ESG

Our Response

During fiscal 2026, the Bank continued to deliver long-term sustainable return on capital to shareholders. The Investor Relations team provides details on the performance and strategic objectives of the Bank during calls after quarterly result announcements and endeavours to enhance disclosures in the investor presentations on an ongoing basis depending on market expectations and investors' feedback. Continuous engagement is ensured through meetings with the senior management. The team also facilitates engagement with investors on ESG related topics to provide them with detailed insights about the Bank's journey on sustainability in its own operations and management of climate-related financial risks.

Employees

Employees are the most important capital for the success of our strategy and growth of the organisation. We believe in providing an inclusive workplace, driven by meritocracy and equal opportunities for all.

How Do We Engage

Engagement with employees is through various platforms including townhall sessions with directors, periodic communication meetings and business centre visits by senior leaders, videos to communicate with employees through the employee app Universe on the Move, and query raising portal.

Subjects considered important by our employees:

- Enabling work culture with opportunities for growth and learning
- Meritocracy
- Responsive grievance handling process

Our Response

The Bank believes in giving responsibility to young capable employees and support them early in their professional journey. Learning and skill development are important value propositions provided to employees. The focus of skill development initiatives is on functional and behavioural learning including trends in IT, data privacy, fraud management. Principles of diversity, equity and inclusion are embedded in HR practices at the Bank. Promoting job rotation and encouraging employees to move across roles is helping the Bank in providing career growth to employees. The fair compensation policy aligns rewards with prudent risk taking. For care and well-being of employees, relevant policies and practices have been established. The Bank has a culture where employees can raise issues freely, also enabled online through 'I-Care', and can expect their grievances/ concerns to be handled in a sensitive manner.

 *For more details on the Bank's HR practices, please refer to the **Human Capital** chapter on page 52 and the Business Responsibility and Sustainability Report.*

SOCIAL AND RELATIONSHIP CAPITAL

Society

The Bank is committed to contributing towards socio-economic development and, for the larger benefit of the society, is undertaking corporate social responsibility activities across the length and breadth of the country.

How Do We Engage

The Bank set up its philanthropic arm, the ICICI Foundation for Inclusive Growth (ICICI Foundation), in 2008 for identifying and addressing critical gaps in socio-economic development, particularly in rural areas of India. The approach involves engaging with credible institutions and building their capacity to deliver through our Corporate Social Responsibility (CSR) objectives.

As a large financial institution, the Bank recognises the importance of responsibly engaging with its value chain partners.

Subjects considered important by the society:

The ICICI Foundation team extensively engages with local authorities and institutions. The key asks have been to address gaps in areas like affordable healthcare, water shortage, ecological challenges, enhancing and supporting livelihood and community development.

Our Response

During fiscal 2026, the Bank fulfilled its obligation of ₹9.94 billion towards CSR in compliance with the CSR rules under the Companies Act, 2013. The approach to undertaking CSR activities includes adopting a holistic approach to address developmental gaps through capacity creation and designing comprehensive solutions to meet needs of the ecosystem underpinned by the objectives of sustainability and scalability. Healthcare and environment continued to be the major areas of focus during fiscal 2026. As part of the initiatives for community development, developing sports infrastructure in tribal areas and the north-east region were introduced during the year.

The supplier code of conduct and the checklists on ESG factors used at the time of onboarding specific vendors provides the basis for engaging with our vendors on green procurement standards, building awareness on the need for adopting circularity, and promoting social factors like human rights and responsible employee practices.

Regulator

Being a systemically important bank in India, ensuring resilience and stability is important for the Bank.

How Do We Engage

Our engagement with the regulators is ongoing, through periodic meetings and other forms of communications like emails, letters, etc. The Bank also participates constructively in policy forums organised by the regulators and also responds to policy-related discussion papers and draft guidelines issued by the regulators.

Subjects considered important by regulator:

- ✅ Governance and building sound risk and compliance culture
- ✅ Fair treatment of customers and grievance redressal
- ✅ Anti-money laundering and fraud risk
- ✅ Operational and cyber resilience
- ✅ Quality and timeliness of reporting financial stability data, information

Our Response

The Bank has a dedicated team for communicating with regulators and responding to their specific requirements in a time-bound manner. The Bank has well-defined processes and is leveraging technology to facilitate monitoring and compliance with regulations. The Bank has increased focus on building resilience in its operations across jurisdictions and also participates in industry-level initiatives undertaken by the regulator(s). The Bank regularly conducts awareness and training sessions to ensure employees' appropriate conduct with its stakeholders.

SOCIAL AND RELATIONSHIP CAPITAL

CORPORATE SOCIAL RESPONSIBILITY

CSR has been integral to our business strategy, reflecting our commitment to responsible business practices and positive social and environmental impact. Drawing on a journey of over two decades, the approach has evolved from grassroot level developmental initiatives to creating systemic capabilities for scalable and long-term impact.

The Bank's CSR initiatives are largely implemented through our philanthropic arm, the ICICI Foundation for Inclusive Growth (ICICI Foundation). In fiscal 2026, the Bank's commitment towards CSR was ₹9.94 billion.

The themes for CSR continue to be in the areas of healthcare (nearly half of the annual CSR outlay), environment and ecology, rural entrepreneurship – about 17% each allocated from the annual plan, financial literacy and community development. In fiscal 2026, as part of community development activities, we took up the area of sports with a focus on capacitising institutions that have a presence in the north-east and tribal areas. The strategic approach to undertaking CSR initiatives, in each of the thematic areas, is based on collaborating with national and state level institutions on well-defined priorities and expectation of outcomes.

Within healthcare, the focus is on non-communicable diseases, primarily cancer and cardiac care. In addition, vision care has been identified as an area requiring significant strengthening in rural and urban India. ICICI Foundation is strategically addressing the challenges by investing in infrastructure, technology, and institutional partnerships. A flagship project being undertaken in cancer care is the setting up of new greenfield cancer care and research facilities in collaboration with Tata Memorial Hospitals. In fiscal 2026, the foundation stone was laid for two such facilities, one each in Visakhapatnam and Navi Mumbai. Till year-ending March 31, 2026, about 600 hospitals had been supported under various initiatives, benefiting an estimated 3.0 million individuals.

In the area of environment and ecology, the principal underlying intent is conserving biodiversity, with a sharper focus on water conservation, development of plantation and forest areas, supporting setting up of capacity for clean energy and responsible waste management. Water security is one of the core themes with emphasis on conservation through groundwater recharge, water



A spring water harvesting system in Meghalaya built by ICICI Foundation to help convert rainfall into accessible drinking water.

retention, and ecosystem rejuvenation to build systems that, in turn, can sustain biodiversity, strengthen community well-being and support livelihoods. Various initiatives by ICICI Foundation till date have enabled creation of 34 billion litres of water storage/recharge capacity across the country. In fiscal 2026, watershed development was undertaken over an area of 4,200 hectares. Another key activity is tree plantation which significantly contributes to maintaining ecological balance. It also strengthens community resilience to climate change while supporting livelihoods. A benchmark biodiversity restoration initiative is the GhanVan programme in collaboration with Tata Power, which has provided considerable insights on undertaking climate resilient plantation activities. ICICI Foundation has also undertaken initiatives in about 83 forests and national parks in India with the objective of restoring balance to ecological biospheres.

Skilling has been another area of focus in rural and urban areas. In these areas, the approach has now progressed from direct implementation to collaboration with reputed institutions that can create a manifold impact and lead to better outcomes.

 *For more details on CSR activities, refer to the Bank's ESG Report for fiscal 2026.*

Rural initiatives

Building a resilient agriculture sector is critical for India's rural economy. The Bank's contribution to the rural economy has been diverse, ranging from promoting rural entrepreneurship through ICICI Foundation to offering banking services that can unlock the potential of rural enterprises and household incomes. There are specific segments of the rural economy that require a more supportive and sensitive response to their financial requirements. The Bank's rural and inclusive banking team delivers tailored financial solutions designed to address the distinct requirements of India's rural and semi-urban communities.

The Bank serves four primary ecosystems within the rural economy: farmers, small retailers, self-employed individuals, and rural entrepreneurs, facilitating seamless access to formal banking services. Our strategy focusses on leveraging opportunities across these segments through a suite of specialised financial products and participation in government-linked initiatives. The financial offering includes agricultural loans to meet various farming needs, loans against warehouse receipts to enable secure storage financing, personal loan, loan against gold and vehicle loans. The Bank has been participating in government schemes like the Pradhan Mantri Jan-Dhan Yojana (PMJDY) offering basic savings accounts with zero balance requirements and in schemes for promoting life and accident insurance cover for the marginalised segments.

These offerings are complemented by financing solutions extended to microfinance institutions, Self-Help Groups (SHGs), farmer cooperatives, corporates, and small and medium enterprises operating in agriculture-linked sectors.

The Bank has been contributing towards mechanisation of farm activities, particularly small holdings, through its lending programme for farm equipment. In fiscal 2026, the Bank funded a total of 53,073 farmers, of which 65% were small and marginal farmers.

The Self-Help Groups (SHGs) programme is an initiative that has been contributing to entrepreneurship development among women. Typically comprising 10–13 women engaged in diverse livelihood activities, these groups pool savings and access credit to support income-generating ventures. Since inception, the Bank has supported over 12.3 million women through several SHGs, with cumulative funding exceeding ₹35,500 crore. During fiscal 2026, about 81,000 SHGs were financed with approximately 79% comprising repeat borrowers, indicating a strong and sustained engagement.

The Bank maintains a nation-wide footprint to drive last-mile connectivity, supported by an extensive network of branches (business centres), ATMs, field personnel, and business correspondents. As of March 31, 2026, the Bank operated 3,648 business centres across rural and semi-urban regions. Banking services were extended to 46,624 rural locations through business correspondents. Additionally, the Bank managed over 1.16 million Basic Savings Bank Deposit Accounts (BSBDA), including over 5 million accounts under PMJDY.

Digital Banking Unit

Technology has been a key enabler for the Bank in advancing financial inclusion. The delivery of financial services in remote unbanked and under-banked areas has been made possible due to digitisation. With the objective of promoting digital banking, adoption and enhancing customer experience in digital transactions, the Government of India introduced Digital Banking Units (DBUs) in fiscal 2023.

DBUs are fixed-point digital banking centres designed to provide digital banking products and services through both self-service and assisted modes to enable customers to avail of cost effective and convenient access of banking products and services, with most services being available in self-service mode. The Bank initially established four DBUs, which were inaugurated in October 2022. During fiscal 2026, the Bank expanded its DBU network to nine by adding five additional centres.

Key performance parameters of the DBUs during fiscal 2026 were as follows:

List of Activities	Number
No. of accounts opened	1,025
No. of credit cards	882
No. of loans	247
Count of financial transactions	116,566
Count of non-financial transactions	23,224
No. of frauds	-
No. of grievances received	4
No. of digital awareness/literacy camps arranged	255

ENVIRONMENT AND SUSTAINABILITY

> Climate and nature-related aspects are increasingly becoming important, and at the Bank, efforts are focussed on measuring and monitoring related metrics and a commitment to building a responsible and resilient business.

Climate change has been steadily impacting natural ecosystems, weather patterns, and testing the resilience of communities and businesses globally. While India's carbon emissions per capita are low, its vulnerability to climate change has been well-recognised, being exposed to repeated and frequent extreme weather events. The need for action to ensure economic stability, securing livelihoods and protecting businesses and infrastructure from climate change related risks is undeniable.

The centre and state governments are proposing their respective climate action plans based on regional requirements. The Indian government continues to progress towards meeting and strengthening its commitments under the Nationally Determined Contributions (NDCs) through various measures including increasing the installed capacity to generate electricity from non-fossil fuels, the launch of the Indian Carbon Market and approving methodologies for registering carbon credits. The government has also notified emission intensity reduction targets under the Carbon Credit Trading Scheme for manufacturing units in seven sectors. Indian corporates have been actively investing and supporting decarbonisation strategies in their respective businesses. However, there is also the challenge of balancing decarbonisation with socio-economic resilience, which makes just transition a key priority for India.

The Bank's ESG Policy emphasises its commitment to conducting business sustainably and efficiently, by reducing the environmental impact of its operations. The Bank's efforts are in three strategic areas including integration of climate risks in risk management, sustainable financing, promoting environmental sustainability in own operations and CSR initiatives.

ESG AND CLIMATE RISK IN THE RISK MANAGEMENT FRAMEWORK

For the Bank, environmental and climate-related threats encompass various risks (like credit, market, operational, legal) arising from financial exposure to projects and activities that may contribute to, or potentially be impacted by climate change, air and water pollution, scarcity of fresh water, poor soil health, biodiversity loss and deforestation. The Bank is building capabilities to navigate this evolving landscape, and strengthen risk management, transparency and accountability in climate-related actions and disclosures.

Consideration of ESG parameters in lending decisions and risk management framework are important factors, and the Bank has adopted several approaches. Assessment of ESG risks include social and environmental evaluation of project financing proposals, integrating climate change and ESG issues into the credit evaluation process, establishing a framework for consistent and comprehensive tracking of sustainable lending by the Bank, and evaluating climate change impact in operations and business.

 Social and Environmental Management Framework for Project Financing Proposals

 ESG Risk Assessment Tool for 20 Sectors to Gauge ESG Maturity and Associated Risks of Borrowers

 Framework for Sustainable Financing to Provide Guidance on Green, Social, Sustainable and Sustainability-linked Lending

 Climate Risk Management Framework for Integrating Climate Risk into the Overall Risk Management Framework

The Bank's policies and frameworks are periodically reviewed and updated to ensure relevance and to factor in the evolving market dynamics.

To embed sustainability in business activities, a dedicated climate risk team has been established. Key responsibilities of the team include policy and framework development, risk identification and assessment, data and metrics and capacity building. The team works closely with the ESG team, supporting in engagement with external stakeholders including regulators and rating agencies.

Capacity building is an ongoing effort, as understanding impact of climate change involves comprehension of climate science and enabling employees to identify, assess and manage climate-related risks and opportunities relevant to their roles. During fiscal 2026, the Bank provided training to employees across frontline, policy, risk, finance and leadership roles. Some of the key areas included understanding assessment of climate risks, financed emission methodologies, carbon accounting and reporting/disclosure requirements.

The Bank is committed to developing its practices and disclosures basis the evolving climate-related disclosure frameworks. The Bank has enhanced its climate and ESG disclosures by adopting the framework of the Task Force on Climate-related Financial Disclosures.

 *More details on the Bank's environmental risk management are available in the ESG Report for fiscal 2026.*

SUSTAINABLE FINANCING

The Bank's sustainable financing portfolio, defined based on the internal Framework for Sustainable Financing, continued to grow in fiscal 2026. At March 31, 2026, the Bank's outstanding portfolio was ₹993.85 billion encompassing sectors like renewable energy and allied activities, electric vehicles, green certified real estate, waste management, water sanitation, green hydrogen/electrolysers and positive impact sectors like lending to weaker section under priority sector norms of the Reserve Bank of India. The Bank's green financing portfolio accounted for 31% of the total sustainable financing portfolio.



The Bank's sustainable financing portfolio, defined based on the internal Framework for Sustainable Financing, continued to grow in fiscal 2026.

ENVIRONMENT AND SUSTAINABILITY

ENVIRONMENTAL SENSITIVITY IN OWN OPERATIONS

During fiscal 2026, the Bank continued to strengthen its environmental initiatives in own operations. There was enhanced focus on circularity measures in the areas of water and waste management. The Bank expanded its capacity around rainwater harvesting, waste water recycling, atmospheric water generators and installing water aerators in taps to rationalise flow of water. The Bank's waste management initiatives included deeper engagement with vendors for battery waste, hazardous waste and hazardous sanitary waste with the objective of promoting circularity. The Bank has been replacing its air-conditioning units at end-of-life with new 5-star rated equipment that are energy-efficient and use hydrofluorocarbons (HFCs) with a significantly lower Global Warming Potential (GWP).

The Bank continued to evaluate feasible opportunities for accessing renewable energy. During fiscal 2026, 94 kWp of solar power capacity was added at 50 new sites, taking the total solar energy capacity, both onsite and offsite, to 3.3 MWp for the Bank. As part of the effort to reduce emissions, as an interim measure, the Bank purchased international renewable energy certificates (IRECs) equivalent to 35,000 MWh. Including IRECs, the proportion of renewable energy in total electricity consumption was about 48% as at March 31, 2026.

Nature-based projects to address challenges like climate change, biodiversity loss, water security, disaster risk and community well-being are extensively undertaken across the country under the Bank's corporate social responsibility initiatives. Details on projects undertaken are available in the Bank's ESG Report for fiscal 2026.

Carbon Emissions

The Bank has been building capabilities towards measuring its carbon footprint and taking purpose oriented actions. During fiscal 2026, the Bank continued its efforts on improving data availability and enhancing data governance to facilitate measurement of impact on the environment.

The Bank's aggregate emissions for Scope 1 and Scope 2 declined by 9.2% from 146,377 tCO_2e in fiscal 2025 to 132,932 tCO_2e in fiscal 2026. The reduction was supported



The Bank is committed to reducing its emissions in own operations and become carbon neutral by fiscal 2032.

by enhanced sourcing of renewable energy and shifting to more eco-friendly refrigerants and fire extinguishers. Including the impact of IRECs purchased during the year, the total emissions declined by 21.9% year-on-year.

The Bank further strengthened its understanding of categories of Scope 3 emissions, relevance and materiality to its operations and approach to measurement. In the area of financed emissions, category 15 of Scope 3 emissions, the Bank assessed, on a pilot basis, listed corporate borrowers that disclose their Scope 1 and Scope 2 emissions. Financed emissions were calculated based on the globally accepted methodology of Partnership for Carbon Accounting Financials (PCAF). The Bank is also building its capability for identifying data source(s) to ensure consistent availability of reliable data for measuring emissions and for other asset classes as per the PCAF framework.

In own operations, the Bank's total Scope 3 emission was 144,861 tCO_2e which included the categories of capital goods, employee commuting, business travel, fuel-and-energy related activities, upstream leased assets, upstream & downstream transportation and distribution, and waste generated in operations (e-waste).

The Bank is committed to reducing its emissions in own operations (Scope 1 and Scope 2) and become carbon neutral from fiscal 2032.

 *Details on the Bank's emissions in own operations are available in the ESG Report for fiscal 2026.*



BOARD'S REPORT

Your Directors have pleasure in presenting the 32nd Annual Report of ICICI Bank Limited (ICICI Bank/the Bank) along with the audited financial statements for the year ended March 31, 2026.

FINANCIAL HIGHLIGHTS

The financial performance for fiscal 2026 is summarised in the following table:

₹ in billion, except percentages	Fiscal 2025	Fiscal 2026	% change
Net interest income and non-interest income	1,077.68	1,176.35	9.2%
Operating expenses	423.72	472.34	11.5%
Core operating profit	653.96	704.01	7.7%
Provisions and contingencies (excluding tax)	46.83	53.80	14.9%
Profit before tax excluding treasury gains	607.13	650.21	7.1%
Treasury gains	19.03	11.98	(37.0)%
Profit before tax	626.16	662.19	5.8%
Tax	153.89	160.72	4.4%
Profit after tax	472.27	501.47	6.2%

₹ in billion, except percentages	Fiscal 2025	Fiscal 2026	% change
Consolidated profit before tax and minority interest	730.04	773.20	5.9%
Consolidated profit after tax and minority interest	510.29	542.08	6.2%

DIVIDEND

Your Bank has a consistent dividend payment history. Your Bank's Dividend Distribution Policy is based on the profitability and key financial metrics, capital position and requirements and the regulations pertaining to the payment of dividend. The Board of Directors has recommended a dividend of ₹ 12.00 per equity share for the year ended March 31, 2026.

APPROPRIATIONS

The Bank has appropriated accumulated profit as follows:

₹ in billion	Fiscal 2025	Fiscal 2026
Profit after tax	472.27	501.47
Profit brought forward	773.77	1,023.91
Accumulated profit (before appropriations)	1,246.04	1,525.38
Appropriations:		
To Statutory Reserve	118.07	125.37
To Special Reserve created and maintained in terms of Section 36(1)(viii) of the Income Tax Act, 1961	31.00	33.00
To Capital Reserve	0.07	3.04
To Investment Fluctuation Reserve[1]	2.58	-
To Revenue and other reserves	-	-
Dividend paid on equity shares[2]	70.41	78.53
Balance carried over to balance sheet	1,023.91	1,285.44

[1] Represents an amount transferred to Investment Fluctuation Reserve (IFR) on net profit on sale of available-for-sale (AFS) and fair value through profit and loss (FVTPL) including held-for-trading (HFT) investments during the period. The amount not less than the lower of net profit on sale of AFS and FVTPL (including HFT) category investments during the year or net profit for the year less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the AFS and FVTPL (including HFT) portfolio. The Bank can draw down balance available in IFR in excess of 2% of its AFS and FVTPL (including HFT) portfolio.

[2] Represents dividend declared for previous financial year and paid in current financial year.

BOARD'S REPORT

SHARE CAPITAL

During the year under review, the Bank allotted 36,361,312 equity shares of ₹ 2.00 each pursuant to exercise of stock options under the ICICI Bank Employees Stock Option Scheme-2000 and 1,823,427 equity shares of ₹ 2.00 each pursuant to exercise of stock units under the ICICI Bank Employees Stock Unit Scheme-2022.

For details refer to Schedule 1 of the financial statements.

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS

Pursuant to Section 186(11) of the Companies Act, 2013, the provisions of Section 186 of the Companies Act, 2013, except sub-section (1), do not apply to a loan made, guarantee given or security provided by a banking company in the ordinary course of business. The particulars of investments made by the Bank are disclosed in Schedule 8 of the financial statements as per the applicable provisions of the Banking Regulation Act, 1949.

SUBSIDIARY, ASSOCIATE AND JOINT VENTURE COMPANIES

In June 2025, the Bank approved purchase of up to 2% additional shareholding in ICICI Prudential Asset Management Company Limited (ICICI Pru AMC). Effective December 9, 2025, the Bank's holding in ICICI Pru AMC stood at 53.00%.

ICICI Pru AMC was listed on BSE Limited (BSE) and National Stock Exchange of India Limited (NSE) w.e.f. December 19, 2025.

Effective January 12, 2026, ICICI Pension Fund Management Limited (ICICI Pension Fund) (formerly known ICICI Prudential Pension Funds Management Company Limited) became a wholly-owned subsidiary of the Bank. There were no entities which became or ceased to be a joint venture of the Bank during fiscal 2026.

In May 2026, Prudential Corporation Holdings Limited proposed a divestment of its current stake of 21.89% in ICICI Prudential Life Insurance Company Limited (ICICI Life), subject to regulatory approvals. The Bank intends to retain its majority shareholding in ICICI Life, ensuring its long-term commitment.

The Bank executed a share purchase agreement for sale of its entire shareholding in the equity shares of FISERV Merchant Solutions Private Limited on March 29, 2025. The share transfer was completed subsequently on April 17, 2025 and accordingly, it ceased to be an associate of the Bank effective that day.

On June 11, 2025, the Bank executed a share purchase agreement for sale of its entire shareholding in the equity shares of NIIT Institute of Finance Banking and Insurance Training Limited, consequent to which the share transfer was completed and it ceased to be an associate of the Bank effective the same day.

As at March 31, 2026, your Bank had following subsidiaries (including step down subsidiaries) (17) and associate (6) companies:

Name of the subsidiary company	% of shares held
ICICI Bank UK PLC	100
ICICI Bank Canada	100
ICICI Securities Limited	100
ICICI Securities Holdings, Inc.[1]	100
ICICI Securities, Inc.[2]	100
ICICI Securities Primary Dealership Limited	100
ICICI Venture Funds Management Company Limited	100
ICICI Home Finance Company Limited	100
ICICI Trusteeship Services Limited	100
ICICI Investment Management Company Limited	100
ICICI International Limited	100
ICICI Pension Fund Management Limited (formerly known as ICICI Prudential Pension Funds Management Company Limited)	100
i-Process Services (India) Limited	100
ICICI Prudential Asset Management Company Limited[3]	53.00
ICICI Lombard General Insurance Company Limited	51.26
ICICI Prudential Life Insurance Company Limited	50.89
ICICI Prudential Trust Limited[3]	50.80

[1] ICICI Securities Holdings, Inc. is a wholly owned subsidiary of ICICI Securities Limited.

[2] ICICI Securities, Inc. is a wholly owned subsidiary of ICICI Securities Holdings, Inc.

[3] The entity is a joint venture company, however, it is considered as a subsidiary company in accordance with the provisions of the Companies Act, 2013.



BOARD'S REPORT

Name of the associate company	% of shares held
India Infradebt Limited	42.33
Falcon Tyres Limited[1,2]	26.39
Fino Paytech Limited[1]	25.02
Rajasthan Asset Management Company Private Limited[1]	24.30
OTC Exchange of India[1]	20.00
Arteria Technologies Private Limited	19.02

[1] These companies are not considered as associates in the financial statements, in accordance with the provisions of Accounting Standard 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.

[2] Acquired pursuant to debt settlement.

HIGHLIGHTS OF PERFORMANCE OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURE COMPANIES AND THEIR CONTRIBUTION TO THE OVERALL PERFORMANCE OF THE COMPANY

The performance of subsidiaries and associates and their contribution to the overall performance of the Bank as on March 31, 2026 is given in "Consolidated Financial Statements of ICICI Bank Limited - Schedule 18 - Note 13 - Additional information to consolidated accounts" of this Annual Report. A summary of key financials of the Bank's subsidiaries is also given in "Statement Pursuant to Section 129 of the Companies Act, 2013" of this Annual Report.

The highlights of the performance of key subsidiaries are given as a part of Management's Discussion & Analysis under the Section "Consolidated financials as per Indian GAAP".

The Bank will make available separate audited financial statements of the subsidiaries to any Member upon request. These documents/details will be available on the Bank's website at https://www.icici.bank.in/about-us/annual and will also be available for inspection by any Member or trustee of the holder of any debentures of the Bank. As required by Accounting Standard 21 issued by the Institute of Chartered Accountants of India, the Bank's consolidated financial statements included in this Annual Report incorporate the accounts of its subsidiaries and other consolidating entities.

SIGNIFICANT AND MATERIAL ORDERS PASSED BY THE REGULATORS OR COURTS OR TRIBUNALS IMPACTING THE GOING CONCERN STATUS OF THE COMPANY AND ITS FUTURE OPERATIONS

There are no significant and/or material orders passed by the regulators or courts or tribunals impacting the going concern status or future operations of the Bank.

MATERIAL CHANGES AND COMMITMENT AFFECTING FINANCIAL POSITION OF THE BANK

There are no material changes and commitments affecting the financial position of the Bank which have occurred between the end of the financial year of the Bank to which the financial statements relate and the date of this Report.

DIRECTORS AND OTHER KEY MANAGERIAL PERSONNEL

Changes in the composition of the Board of Directors and other Key Managerial Personnel (KMP)

The Board at its meeting held on October 18, 2025 and Members through Postal Ballot on February 25, 2026, approved the appointment of Vijayalakshmi Iyer as an Independent Director for a term commencing from December 1, 2025 to May 31, 2030.

The Board at its meeting held on January 17, 2026, approved the re-appointment of Sandeep Bakhshi as Manging Director & CEO for a further period of two years with effect from October 4, 2026 to October 3, 2028, subject to approval of the Reserve Bank of India (RBI) and Members of the Bank. RBI vide its letter dated May 22, 2026, communicated its approval for the re-appointment. The re-appointment is being proposed in the Notice of the forthcoming AGM through item no. 10.

The Board at its meeting held on January 17, 2026, approved the re-appointment of Ajay Kumar Gupta as Executive Director of the Bank for a further period of two years with effect from November 27, 2026 to November 26, 2028, subject to approval of RBI and Members of the Bank. Approval from RBI is awaited. The re-appointment is being proposed in the Notice of the forthcoming AGM through item no. 11.

The Board had, vide resolution passed by circulation on June 1, 2026, approved the appointment of Ashwani

BOARD'S REPORT

Bhatia as an Additional (Independent) Director, for a term commencing from June 1, 2026 to May 31, 2031, subject to the approval of Members of the Bank. The appointment is being proposed in the Notice of the forthcoming AGM through item no. 4.

The Board at its meeting held on July 18, 2026, approved the appointment of Mrugank Paranjape as an Additional (Independent) Director, for a term commencing from August 1, 2026 to July 31, 2031, subject to approval of Members. The appointment is being proposed in the Notice of the forthcoming AGM through item no. 5.

The Board at its meeting held on June 29, 2026, approved the re-appointment of Vibha Paul Rishi as an Independent Director for a second term commencing from January 23, 2027 to December 31, 2028, subject to approval of Members, to coincide with the completion of her association with ICICI Group for 10 years. The re-appointment is being proposed in the Notice of the forthcoming AGM through item no. 6.

Pursuant to completion of their second term of office under the Companies Act, 2013, Neelam Dhawan and Radhakrishnan Nair retired as Independent Directors of the Bank on January 11, 2026 and May 1, 2026 respectively. The Board acknowledges the valuable contribution and the guidance provided by them.

As on the date of this report, in terms of Section 203(1) of the Companies Act, 2013, Sandeep Bakhshi, Managing Director & CEO, Sandeep Batra, Executive Director, Rakesh Jha, Executive Director, Ajay Kumar Gupta, Executive Director, Anindya Banerjee, Group Chief Financial Officer and Prachiti Lalingkar, Company Secretary are the Key Managerial Personnel of the Bank.

Declaration of Independence

All Independent Directors have given declarations that they meet the criteria of independence as laid down under Section 149 of the Companies Act, 2013 as amended and Regulation 16 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (SEBI Listing Regulations) which have been relied on by the Bank and were placed at the Board Meetings. The Independent Directors have also given declaration of compliance with Rules 6(1) and 6(2) of the Companies (Appointment and Qualification of Directors) Rules, 2014, with respect to their name appearing in the data bank of Independent Directors maintained by the Indian Institute of Corporate Affairs.

In the opinion of the Board, the Independent Directors possess the requisite integrity, experience, expertise and proficiency required under all applicable laws and are independent of the Management.

Retirement by rotation

In terms of Section 152 of the Companies Act, 2013, Sandeep Bakhshi would retire by rotation at the forthcoming AGM and is eligible for re-appointment. Sandeep Bakhshi has offered himself for re-appointment.

AUDITORS

Statutory Auditors

At the AGM held on August 30, 2025, the shareholders had approved the re-appointment of M/s. B S R & Co. LLP, Chartered Accountants and M/s. C N K & Associates LLP, Chartered Accountants, as the joint statutory auditors to hold office from the conclusion of the 31st AGM till the conclusion of the 33rd AGM of the Bank, subject to the regulatory approvals as may be necessary or required. For fiscal 2026, their appointment was approved by RBI on May 19, 2025. Necessary approvals are also in place for fiscal 2027.

There are no qualifications, reservation or adverse remarks made by the joint statutory auditors in the audit report.

Secretarial Auditors

Pursuant to the provisions of Section 204 of the Companies Act, 2013, the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 and Regulation 24A of the SEBI Listing Regulations, the Members at the 31st AGM held on August 30, 2025 approved the appointment of M/s. Parikh Parekh & Associates (Firm Unique Code. P1987MH010000), Company Secretaries as the Secretarial Auditor of the Bank for a term of five consecutive years commencing from fiscal 2026 to fiscal 2030. The Secretarial Audit Report is annexed herewith as Annexure A. There are no qualifications, reservation or adverse remark or disclaimer made by the auditor in the report save and except disclaimer made by them in discharge of their professional obligation.

The Annual Secretarial Compliance Report, signed by Secretarial Auditor, for fiscal 2026 is available on the website of the Bank at https://www.icici.bank.in/about-us/disclosures-to-stock-exchanges and on the website of the stock exchanges i.e. BSE at www.bseindia.com and NSE at www.nseindia.com.



BOARD'S REPORT

Maintenance of Cost Records

Being a banking company, the Bank is not required to maintain cost records as specified by the Central Government under Section 148(1) of the Companies Act, 2013.

Reporting of Frauds by Auditors

During the year under review, there were no instances of fraud detected by the statutory auditors/secretarial auditor under Section 143(12) of the Companies Act, 2013.

PERSONNEL

The statement containing particulars of employees as required under Section 197(12) of the Companies Act, 2013 read with Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is given in an Annexure and forms part of this report. In terms of Section 136(1) of the Companies Act, 2013, the annual report and the financial statements are being sent to the Members excluding the aforesaid Annexure. The Annexure is available for inspection and any Member interested in obtaining a copy of the Annexure may write to the Company Secretary of the Bank.

INTERNAL CONTROL AND ITS ADEQUACY

The Bank has adequate internal controls and processes in place with respect to its financial statements which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. These controls and processes are driven through various policies, procedures and certifications. The processes and controls are reviewed periodically. The Bank has a mechanism of testing the controls at regular intervals for their design and operating effectiveness to ascertain the reliability and authenticity of financial information.

DISCLOSURE UNDER FOREIGN EXCHANGE MANAGEMENT ACT, 1999

The Bank has obtained a certificate from its statutory auditors that it is in compliance with the Foreign Exchange Management Act, 1999 provisions with respect to investments made in its consolidated subsidiaries and associates and also for investments by its subsidiaries and associates during fiscal 2026.

RELATED PARTY TRANSACTIONS

The Bank has a Board-approved Group Arm's Length Policy which requires transactions with the group companies to be at arm's length. In order to capitalise on synergies by leveraging the Bank's widespread branch network for offering pension products, the Board had, at its meeting held on July 19, 2025, approved the proposal to acquire 100% shareholding in ICICI Pension Fund from ICICI Life to make ICICI Pension Fund a wholly-owned subsidiary of the Bank, subject to necessary regulatory approvals and the arms' length norm was addressed through an independent fair valuation. All other related party transactions between the Bank and its related parties, entered during the year ended March 31, 2026, were on arm's length basis and were in the ordinary course of business.

The details of material related party transactions at an aggregate level for the year ended March 31, 2026 are given in Annexure B.

Pursuant to the provisions of Regulation 23 of the SEBI Listing Regulations, the Bank has filed half yearly reports for the related party transactions with the stock exchanges.

All related party transactions as required under Accounting Standard 18 are reported in note no. 49 of schedule 18 - Notes to Accounts of standalone financial statements and note no. 2 of schedule 18 - Notes to Accounts of consolidated financial statements of the Bank.

During the year, the Related Party Transactions Policy of the Bank was revised to align it with the SEBI Listing Regulations. The Policy is hosted on the website of the Bank and can be viewed at https://www.icici.bank.in/about-us/other-policies.

Pursuant to the SEBI Listing Regulations, the resolutions seeking approval of the Members on material related party transactions forms part of the Notice of the forthcoming AGM.

ANNUAL RETURN

The Annual Return in Form No. MGT-7 will be hosted on the website of the Bank at https://www.icici.bank.in/about-us/annual.

BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

The Business Responsibility and Sustainability Report as stipulated under Regulation 34(2)(f) of the SEBI Listing Regulations will be hosted on the Bank's website at https://www.icici.bank.in/about-us/annual. Any Member interested in obtaining a copy of the Report may write to the Company Secretary of the Bank.

BOARD'S REPORT

The Bank has been releasing the Environmental, Social and Governance Report since fiscal 2020. The Report for fiscal 2026 will be hosted on the Bank's website at https://www.icici.bank.in/about-us/annual.

INTEGRATED REPORTING

The Bank has adopted the principles of the International Integrated Reporting Framework in its Annual Report since fiscal 2019. For accessing the Report for fiscal 2026, please refer to the Integrated Report section of the Annual Report 2025-26.

RISK MANAGEMENT FRAMEWORK

The Bank's risk management framework is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The Board of Directors has oversight on all the risks assumed by the Bank. Specific committees have been constituted to facilitate focused oversight of various risks, as follows:

- The Risk Committee of the Board reviews, inter alia, risk management policies of the Bank pertaining to credit, market, liquidity, operational, Environmental, Social and Governance, model risk management, framework for early warning signals and red flagging of accounts, outsourcing risks and business continuity management. The Committee also reviews the Risk Appetite and Enterprise Risk Management (ERM) frameworks, Internal Capital Adequacy Assessment Process (ICAAP) and stress testing. The stress testing framework includes a range of Bank-specific market (systemic) and combined scenarios. The ICAAP exercise covers the domestic and overseas operations of the Bank, banking subsidiaries and non-banking subsidiaries. The Committee reviews setting up of limits on any industry or country, the proceedings of Group Risk Management Committee (GRMC) and the activities of the Asset Liability Management Committee. The Committee reviews the level and direction of major risks pertaining to credit, market, liquidity, operational, reputation, technology, information security, compliance, group and capital at risk as a part of the risk dashboard. The Risk Committee also reviews the Liquidity Contingency Plan for the Bank and the various thresholds set out in the Plan.

- The Credit Committee of the Board, apart from sanctioning credit proposals based on the Bank's credit approval authorisation framework, reviews developments in key industrial sectors, the Bank's exposure to these sectors, non-performing loans, accounts under watch, incremental sanctions, non-fund based exposures, unsecured portfolio, capital market exposures, commercial real estate exposures, retail exposures, exposures to top corporate groups and various other portfolios on a periodic basis.

- The Audit Committee of the Board, inter alia, provides direction to and monitors the quality of the internal audit function, oversees the financial reporting process and also monitors compliance with inspection and audit reports of RBI, other regulators and statutory auditors. The Audit Committee also exercises oversight on the regulatory compliance function of the Bank.

- The Asset Liability Management Committee provides guidance for management of liquidity of the overall Bank and management of interest rate risk in the banking book within the parameters laid down by the Board of Directors/Risk Committee.

- The GRMC oversees the group related risk management activities. GRMC also reviews the risk profile of group entities.

Summaries of reviews conducted by these committees are reported to the Board on a regular basis.

Policies approved from time to time by the Board of Directors/committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and subgroups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/subgroups.

The Bank has dedicated groups, namely, the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group (IAG), Information Security Group and the Financial Crime Prevention Group, with a mandate to identify, assess and monitor all of the Bank's principal risks in accordance with well-defined policies and procedures. The Risk Management Group is further organised into Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group, Incident Monitoring and Resolution Group, Model Validation and Technology Risk Management Group. The Group Chief Risk Officer (GCRO) reports to the Risk Committee constituted by the Board which reviews


risk management policies of the Bank. The GCRO, for administrative purposes, reports to an Executive Director of the Bank. The above mentioned groups are independent of all business operations and co-ordinate with representatives of the business units to implement the Bank's risk management policies and methodologies.

The IAG acts independently and is responsible for evaluating and providing objective assurance on the effectiveness of internal controls, risk management and governance processes within the Bank and suggest improvements. The IAG maintains appropriately qualified personnel to fulfill its responsibilities. It acts as an independent entity and reports to the Audit Committee of the Board.

INFORMATION REQUIRED UNDER THE SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION & REDRESSAL) ACT, 2013

The Bank has a policy against sexual harassment and a formal process for dealing with complaints of harassment or discrimination. The said policy is in line with the requirements of The Sexual Harassment of Women at Workplace (Prevention, Prohibition & Redressal) Act, 2013 (POSH Act) and rules made thereunder. The Bank has complied with provisions relating to the constitution of Internal Committee under the POSH Act.

The details pertaining to number of complaints during the year has been provided below:

(a) number of complaints filed during the financial year: 103

(b) number of complaints disposed off during the financial year: 103

(c) number of complaints pending[1] at end of the financial year: Nil

[1] *All complaints received during fiscal 2026 have been closed within the applicable turnaround time.*

CORPORATE GOVERNANCE

The corporate governance at ICICI Bank is based on an effective independent Board, the separation of the Board's supervisory role from the executive management and the constitution of Board committees to oversee critical areas. At March 31, 2026, Independent Directors constituted a

majority on most of the committees and also chaired most of the committees.

I. Philosophy of Corporate Governance

At ICICI Bank, we are committed to maintain the highest standards of governance in the conduct of our business and continuously strive to create lasting value for all our stakeholders. We focus on maintaining comprehensive compliance with the laws, rules and regulations that govern our business and promote a culture of accountability, transparency and ethical conduct across the Bank.

Group Code of Business Conduct and Ethics

The Group Code of Business Conduct and Ethics for Directors and employees of ICICI Group aims at ensuring consistent standards of conduct and ethical business practices across the constituents of ICICI Group. This Code is reviewed on an annual basis and the latest Code is available on the website of the Bank at https://www.icici.bank.in/content/dam/icicibank/india/managed-assets/revamp-page-images/docs/pdf/code_of_business_conduct_ethics.pdf. Pursuant to the SEBI Listing Regulations, a confirmation from the Managing Director & CEO regarding compliance with the Code by all the Directors and senior management forms part of the Annual Report.

Code of Conduct as prescribed under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015

In accordance with the requirements of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, the Bank has adopted the Code on Prohibition of Insider Trading.

Material Subsidiaries

In accordance with the requirements of the SEBI Listing Regulations, the Bank has formulated a Policy for determining Material Subsidiaries and the same has been hosted on the website of the Bank at https://www.icici.bank.in/about-us/other-policies.

The Bank does not have any material unlisted subsidiary. ICICI Life is a material listed subsidiary of the Bank in terms of the provisions of the SEBI Listing

BOARD'S REPORT

Regulations. The additional details with regard to ICICI Life are as follows:

Date of incorporation	July 20, 2000
Place of incorporation	Mumbai
Statutory Auditors	Walker Chandiok & Co. LLP[1] Chartered Accountants Firm Registration No. 001076N/N500013 Date of re-appointment: June 25, 2021 M.P. Chitale & Co. Chartered Accountants Firm Registration No. 101851W Date of appointment: June 28, 2024

[1] *Walker Chandiok & Co. LLP completed ten years and retired as the joint statutory auditor of ICICI Life at the conclusion of 26th AGM of ICICI Life held on June 30, 2026. At the same AGM, Chaturvedi & Co. LLP (Firm Registration No.: 302137E/E300286) had been appointed as one of the joint statutory auditors of ICICI Life to hold office from the conclusion of 26th AGM of ICICI Life till the conclusion of 30th AGM of ICICI Life.*

Familiarisation Programme for Independent Directors

Independent Directors are familiarised with their roles, rights and responsibilities in the Bank as well as with the nature of the industry and the business model of the Bank through induction programmes at the time of their appointment as Directors and through presentations on economy & industry overview, key regulatory developments, strategy and performance which are made to the Directors from time to time. The Directors also participate in various programs/meetings where subject matter experts apprise the Directors on key global trends. The details of the familiarisation programmes have been hosted on the website of the Bank at https://www.icici.bank.in/about-us/bod-1.

Dividend Distribution Policy

In accordance with Regulation 43A of the SEBI Listing Regulations, the Dividend Distribution Policy is hosted on the website of the Bank and can be viewed at https://www.icici.bank.in/about-us/other-policies.

Whistle Blower Policy

The Bank has formulated a Whistle Blower Policy, which is periodically reviewed. The policy comprehensively provides an opportunity for any employee (including directors), secondees or stakeholders of the Bank to raise any issue concerning breaches of law, accounting policies or any act resulting in financial or reputation loss and misuse of office or suspected or actual fraud. The policy provides for a mechanism to report such concerns to the Audit Committee through specified channels. The policy has been periodically communicated to the employees and also hosted on the Bank's intranet. Issues raised under the Whistle Blower Policy are investigated for appropriate action, including an assessment of the impact on financial statements, if any. The Whistle Blower Policy complies with the requirements of vigil mechanism as stipulated under Section 177 of the Companies Act, 2013 and other applicable laws, rules and regulations. The details of establishment of the Whistle Blower Policy/vigil mechanism have been disclosed on the website of the Bank at https://www.icici.bank.in/about-us/other-policies.

CEO/CFO Certification

In terms of the SEBI Listing Regulations, the certification by the Managing Director & CEO and Chief Financial Officer on the financial statements and internal controls relating to financial reporting has been obtained.

Details of utilisation of funds

The Bank raised ₹ 49,450.00 million through issue of unsecured, subordinated, listed, non-convertible, Tier 2, Basel III compliant bonds in the nature of debentures, in tranches, on private placement basis during fiscal 2026. There is no deviation in utilisation of the funds.

Fees to statutory auditors

The details of fees pertaining to services provided by the statutory auditors and entities in the network firm/network entity of which the statutory auditors are a part, to ICICI Bank Limited and its subsidiaries during the year ended March 31, 2026 are given in the following table:



BOARD'S REPORT

Nature of service	Amount in ₹[1]
Audit	63,494,350
Certification and other audit related services	17,564,956
Total	**81,059,306**

[1] *Excludes taxes and out of pocket expenses.*

Recommendations of mandatory committees

All the recommendations made by the committees of the Board mandatorily required to be constituted by the Bank under the Companies Act, 2013 and the SEBI Listing Regulations were accepted by the Board.

Credit Rating as on March 31, 2026

Foreign currency denominated instruments issued by the Bank

Instrument type	Moody's	S&P
Senior unsecured medium term notes	Baa3	BBB
Certificate of Deposits	P-3	-

Rupee denominated instruments issued by the Bank

Instrument type	CARE	ICRA	CRISIL
Tier II bonds (Basel III)	CARE AAA	[ICRA] AAA	-
Additional Tier 1 bonds (Basel III)	CARE AA+	[ICRA] AA+	CRISIL AA+
Unsecured redeemable bonds	CARE AAA	[ICRA] AAA	CRISIL AAA
Lower Tier II Bond	CARE AAA	[ICRA] AAA	-
Long term bonds issued by erstwhile ICICI Limited	CARE AAA	[ICRA] AAA	CRISIL AAA
Issuer rating	-	[ICRA] AAA	-
Certificate of Deposits	CARE A1+	[ICRA] A1+	-
Fixed deposits	CARE AAA	[ICRA] AAA	-

Moody's: Moody's Investors Services
S&P: S&P Global Ratings
CARE: CARE Ratings Limited, India
ICRA: ICRA Limited, India
CRISIL: CRISIL Limited, India

During the year, S&P Global Ratings revised the Bank's credit rating and outlook to "BBB/Stable/A-2" from "BBB-/Positive/A-3".

Certificate from a Company Secretary in practice

In terms of the SEBI Listing Regulations, the Bank has obtained a Certificate from a Company Secretary in practice that none of the Directors on the Board of the Bank have been debarred or disqualified from being appointed or continuing as directors of companies by the Securities and Exchange Board of India/Ministry of Corporate Affairs or any such statutory authority. The Certificate of Company Secretary in practice is annexed herewith as Annexure C.

Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, the Companies Act, 2013 and the SEBI Listing Regulations and in accordance with good corporate governance practices. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas.

The Board of the Bank at March 31, 2026 consisted of twelve Directors, out of which eight were Independent Directors and four were Executive Directors.

There were nine meetings of the Board during the year - April 19, June 27, July 19, September 19, October 18 and December 18 in 2025 and January 17, February 26-28 and March 31 in 2026.

There were no inter-se relationships between any of the Directors.

BOARD'S REPORT

The names of the Directors, their attendance at Board meetings during the year, attendance at the last AGM and details of other directorships and Board committee memberships held by them at March 31, 2026 are set out in the following table:

Name of Director	Board Meetings attended during the year	Attendance at last AGM (August 30, 2025)	Number of directorships		Number of other committee member-ships[1]	Directorships in other listed entity and category of directorship
			of other Indian public limited companies	of other Indian companies		
Independent Directors						
Pradeep Kumar Sinha, *Chairperson* (DIN: 00145126)	9/9	Present	1	1	-	Glenmark Pharmaceuticals Limited (ID)
Neelam Dhawan *(Director upto January 11, 2026)* (DIN: 00871445)	6/6	Present	-	-	-	-
Radhakrishnan Nair *(Director upto May 1, 2026)* (DIN: 07225354)	9/9	Present	3	3	3(1)	• ICICI Prudential Life Insurance Company Limited (ID) • One Mobikwik Systems Limited (ID)
B. Sriram (DIN: 02993708)	9/9	Absent	5	-	4(1)	• Nippon Life India Asset Management Limited (ID) • TVS Motor Company Limited (ID) • TVS Supply Chain Solutions Limited (ID) • National Bank for Financing Infrastructure and Development (ID)
S. Madhavan (DIN: 06451889)	8/9	Present	4	3	4(3)	• Procter & Gamble Health Limited (ID) • Eicher Motors Limited (ID) • Welspun Enterprises Limited (ID) • Anthem Biosciences Limited (ID)
Vibha Paul Rishi (DIN: 05180796)	9/9	Present	3	1	3(1)	• ICICI Prudential Life Insurance Company Limited (ID) • Piramal Pharma Limited (ID) • Cummins India Limited (ID)
Rohit Bhasin (DIN: 02478962)	9/9	Present	5	1	8(5)	• Yatra Online Limited (ID) • Star Health and Allied Insurance Company Limited (ID) • Dr Lal PathLabs Limited (ID) • BlueStone Jewellery and Lifestyle Limited (ID)
Punit Sood (DIN: 00033799)	9/9	Present	1	1	1(0)	• Mphasis Limited (ID)



BOARD'S REPORT

Name of Director	Board Meetings attended during the year	Attendance at last AGM (August 30, 2025)	Number of directorships		Number of other committee member-ships[1]	Directorships in other listed entity and category of directorship
			of other Indian public limited companies	of other Indian companies		
Vijayalakshmi Iyer *(Director w.e.f. December 1, 2025)* (DIN: 05242960)	4/4	Not applicable	7	2	7(1)	• Glenmark Pharmaceuticals Limited (ID) • CG Power and Industrial Solutions Limited (ID) • Computer Age Management Services Limited (ID)
Executive Directors						
Sandeep Bakhshi, *Managing Director & Chief Executive Officer* (DIN: 00109206)	9/9	Present	-	-	-	-
Sandeep Batra (DIN: 03620913)	9/9	Present	4	-	2(0)	• ICICI Lombard General Insurance Company Limited (NED) • ICICI Prudential Life Insurance Company Limited (NED) • ICICI Prudential Asset Management Company Limited (NED)
Rakesh Jha (DIN: 00042075)	9/9	Present	4	-	1(1)	• ICICI Home Finance Company Limited (NED) • ICICI Lombard General Insurance Company Limited (NED)
Ajay Kumar Gupta (DIN: 07580795)	8/9	Present	4	-	2(0)	• ICICI Home Finance Company Limited (NED)

Independent Director (ID)
Non-executive Director (NED)

[1] *Includes only chairpersonship/membership of Audit Committee and Stakeholders' Relationship Committee of other Indian public limited companies. Figures in parentheses indicate committee chairpersonships.*

The Board had, vide resolution passed by circulation on June 1, 2026 approved the appointment of Ashwani Bhatia (DIN: 07423221) as an Additional (Independent) Director, for a term commencing from June 1, 2026 to May 31, 2031, subject to the approval of Members. Further, the Board at its meeting held on July 18, 2026, approved the appointment of Mrugank Paranjape (DIN: 02162026) as an Additional (Independent) Director, for a term commencing from August 1, 2026 to July 31, 2031, subject to approval of Members.

The profiles of the Directors can be viewed on the website of the Bank at https://www.icici.bank.in/about-us/board-of-directors.

BOARD'S REPORT

Skills/expertise/competence of the Board of Directors

The Bank has identified the core skills/expertise/competence of the Board of Directors as required under Section 10A(2)(a) of the Banking Regulation Act, 1949 in the context of its business(es) and the sector(s) for it to function effectively and has been in compliance with the same.

The details of the core skills/expertise/competence possessed by the directors of the Bank as on the date of this report is detailed as under:

Name of Director	Areas of expertise
Pradeep Kumar Sinha	Agriculture and rural economy, Banking, Co-operation, Economics, Finance, Small Scale Industry, Payment and Settlement Systems, Human Resources, Risk Management, Business Management, Energy and Infrastructure, Urban Development
B. Sriram	Banking, Finance, Small Scale Industry, Information Technology, Payment and Settlement Systems, Credit and Risk, Treasury, Insolvency & Bankruptcy
S. Madhavan	Accountancy, Banking, Economics, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Strategy, Business Operations, Governance, Taxation
Vibha Paul Rishi	Consumer Insight & Marketing, Strategy, Accountancy, Agriculture and rural economy, Economics, Finance, Information Technology, Human Resources, Risk Management, Business Management
Rohit Bhasin	Accountancy, Banking, Finance, Human Resources, Risk Management and Business Management
Punit Sood	Banking, Finance, Information Technology, Human Resources and Business Management
Vijayalakshmi Iyer	Accountancy, Banking, Co-operation, Economics, Finance, Law, Small Scale Industry, Information Technology, Payment and Settlement Systems, Human Resources, Risk Management, Business Management
Ashwani Bhatia *(Director w.e.f. June 1, 2026)*	Banking, Economics, Finance, Small Scale Industry, Risk Management, Business Management
Mrugank Paranjape *(Director w.e.f. August 1, 2026)*	Banking, Finance, Information Technology, Payment and Settlement Systems, Risk Management, Business Management, Capital & Commodity Markets
Sandeep Bakhshi	Banking, Finance, Business Management, Insurance
Sandeep Batra	Accountancy, Banking, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Insurance, Securities, Governance, Economics
Rakesh Jha	Banking, Business Management, Risk Management, Finance, Accountancy, Economics and Information Technology
Ajay Kumar Gupta	Banking, Business Management, Risk Management, Finance, Accountancy, Small Scale Industry, Payment and Settlement System and Information Technology

The Board has constituted various committees, namely, Audit Committee, Board Governance, Remuneration & Nomination Committee, Environmental, Social and Governance & Corporate Social Responsibility Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Risk Committee, Stakeholders Relationship Committee and Review Committee (Gross Principal Outstanding > ₹ 750.0 million) for Identification & classification of wilful defaulters.

With effect from June 30, 2019, the quorum of the Board committees was increased from at least two members to at least three members, to transact business at any Board committee meeting and in case where only two members are participating, then any Independent Director may attend the meeting to fulfil the requirement of three members.



BOARD'S REPORT

Composition of Committees of the Directors as on March 31, 2026 is as follows:

Name	Audit	Board Governance, Remuneration & Nomination	Environmental, Social and Governance & Corporate Social Responsibility	Customer Service	Credit	Fraud Monitoring	Information Technology Strategy	Risk	Stakeholders Relationship	Review[1]
Pradeep Kumar Sinha		M	C					M		
Radhakrishnan Nair			M		M	C				
B. Sriram		M			M		C			
S. Madhavan	C			M				M		
Vibha Paul Rishi			M	C		M			C	
Rohit Bhasin	M		M					C		
Punit Sood	M	C					M			
Vijayalakshmi Iyer					M	M				
Sandeep Bakhshi				M	C					C
Sandeep Batra							M	M	M	
Rakesh Jha			M	M	M	M				
Ajay Kumar Gupta							M		M	

C: Chairperson

M: Member

[1] In respect of Review Committee (Gross Principal Outstanding > ₹ 750.0 million) for Identification & classification of wilful defaulters, any two Independent Directors constitute the quorum along with the Managing Director & CEO.

The terms of reference of the Board committees as mentioned above, their composition and attendance of the respective Members at the various committee meetings held during fiscal 2026 are set out below:

II. Audit Committee

Terms of Reference

The terms of reference of the Committee, inter alia, includes providing direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors' report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management's discussion & analysis, recommendation of appointment, terms of appointment, remuneration and removal of statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor's independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications and utilization of loans and/or advances from/investment by the Bank in its subsidiaries. The Audit Committee also reviews the functioning of the Whistle-Blower Mechanism, adequacy of internal control systems and the internal audit function, compliance with inspection and audit reports and reports of statutory auditors, findings of internal investigations, management letters/letters on internal control weaknesses issued by statutory auditors/internal auditors, investment in shares and advances against shares. The Audit Committee responsibilities also include reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the

BOARD'S REPORT

scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting, internal accounting controls and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Committee also considers and comments on rationale, cost-benefits and impact of schemes involving merger/demerger/amalgamation etc., on the Bank and its shareholders.

Composition

There were 12 meetings of the Committee during the year - April 16, April 18, June 26, July 16, July 18, August 28, October 16, October 17, December 10 in 2025 and January 15, January 16 and February 21 in 2026. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
S Madhavan, *Chairperson*	12/12
Rohit Bhasin	12/12
Punit Sood	12/12

III. Board Governance, Remuneration & Nomination Committee

Terms of Reference

The terms of reference of the Committee, inter alia, includes recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the Whole-time/Independent Directors and the Board and to extend or continue the term of appointment of Independent Directors on the basis of the report of performance evaluation of Independent Directors,

recommending to the Board a policy relating to the remuneration for the Directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to Whole-time Directors and senior management personnel. The functions also include approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme/Employees Stock Unit Scheme and decide on the grant of options/units to employees and Whole-time Directors of the Bank and its subsidiary companies.

Composition

There were five meetings of the Committee during the year - April 17, 2025, July 18, 2025, August 05, 2025, October 17, 2025 and January 16, 2026. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member[1]	Number of meetings attended
Neelam Dhawan *(Member and Chairperson upto January 11, 2026)*	4/4
Punit Sood, *Chairperson (Member w.e.f. July 19, 2025, Chairperson w.e.f. January 12, 2026)*	3/3
Pradeep Kumar Sinha	5/5
B. Sriram	5/5

[1] *Rohit Bhasin was inducted as a member w.e.f. June 29, 2026*

Policy/Criteria for Directors' Appointment

The Bank, with the approval of Board Governance, Remuneration & Nomination Committee (BGRNC), has put in place a policy on Directors' appointment and remuneration including criteria for determining qualifications, positive attributes and independence of a Director as well as a policy on Board diversity. The policy has been framed based on the broad principles as outlined hereinafter. The Committee evaluates the composition of the Board and vacancies arising in


the Board from time to time. The Committee, while recommending candidature of a Director considers the special knowledge or expertise possessed by the candidate as required under the Banking Regulation Act, 1949. The Committee assesses the fit and proper credentials of the candidate and the companies/entities with which the candidate is associated either as a director or otherwise and as to whether such association is permissible under RBI guidelines and the internal norms adopted by the Bank. For the above assessment, the Committee is guided by the guidelines issued by RBI in this regard.

The Committee also evaluates the prospective candidate for the position of a Director from the perspective of the criteria for independence prescribed under the Companies Act, 2013 as well as the SEBI Listing Regulations. For a Non-executive Director to be classified as Independent he/she must satisfy the criteria of independence as prescribed and sign a declaration of independence. The Committee reviews the same and determines the independence of a Director.

The Committee based on the above assessments makes suitable recommendations on the appointment of Directors to the Board.

Remuneration policy

The Compensation Policy of the Bank is in line with the RBI circulars and in compliance with the requirements for the Remuneration Policy as prescribed under the Companies Act, 2013. The Policy is divided into the segments, Part A, Part B and Part C where Part A covers the requirements for Whole-time Directors & employees pursuant to RBI guidelines, Part B relates to compensation to Non-executive Directors (other than Government Nominee Director and Non-executive Part-time Chairperson) and Part C relates to compensation to Non-executive Part-time Chairperson. The Compensation Policy is available on the website of the Bank at https://www.icici.bank.in/about-us/other-policies.

The remuneration payable to Non-executive/Independent Directors is governed by the provisions of the Banking Regulation Act, 1949, RBI guidelines issued from time to time and the provisions of the Companies Act, 2013 and related rules to the extent these are not inconsistent with the provisions of the Banking Regulation Act, 1949/RBI guidelines.

The remuneration for the Non-executive/Independent Directors (other than Government Nominee Director and Non-executive Part-time Chairperson) consists of sitting fee for attending each meeting of the committee/Board as approved by the Board.

In addition to sitting fee, Non-executive Directors (other than Non-executive Part-time Chairperson and the Government Nominee Director) are also entitled to a fixed remuneration of ₹ 3,000,000 per annum with effect from February 10, 2024 which has been approved by the Members through Postal Ballot on May 14, 2024.

For the Non-executive Part-time Chairperson, the remuneration, in addition to sitting fee includes such fixed payments as may be recommended by the Board and approved by the Members and RBI, maintaining a Chairperson's office at the Bank's expense, bearing expenses for travel on official visits and participation in various forums (both in India and abroad) as Chairperson of the Bank and bearing travel/halting/other expenses and allowance for attending to duties as Chairperson of the Bank and any other modes of remuneration as may be permitted by RBI through any circulars/guidelines as may be issued from time to time.

For the Non-executive Part-time Chairperson, the Members, through Postal Ballot on May 14, 2024, and RBI have approved the fixed remuneration of ₹ 5,000,000 per annum with effect from April 1, 2024.

All the Non-executive/Independent Directors would be entitled to reimbursement of expenses for attending Board/committee meetings, official visits and participation in various forums on behalf of the Bank.

Performance evaluation of the Board, Committees and Directors

The Bank, on the recommendation of BGRNC and approval of the Board, has put in place a framework for evaluation of the Board, Directors, Chairperson and Committees.

The evaluations for the Directors, the Board, Chairperson of the Board and the Board level committees is carried out through circulation of different questionnaires. The performance of the Board is assessed on select parameters related to roles, responsibilities and obligations of the Board, relevance of Board discussions, attention to strategic

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issues, performance on key areas, providing feedback to executive management and assessing the quality, quantity and timeliness of flow of information between the management and the Board that is necessary for the Board to effectively and reasonably perform their duties.

The evaluation criteria for the Directors is based on their participation, contribution and offering guidance to and understanding of the areas which were relevant to them in their capacity as members of the Board.

The evaluation criteria for the Chairperson of the Board besides the general criteria adopted for assessment of all Directors, focuses on leadership abilities, effective management of meetings and preservation of interest of stakeholders.

The evaluation of the committees is based on assessment of the clarity with which the mandate of the committee is defined, effective discharge of terms of reference of the committees and assessment

of effectiveness of contribution of the committee's deliberation/recommendations to the functioning/decisions of the Board. The Bank has taken effective steps with regards to the action points arising out of performance evaluation process for fiscal 2025. The performance evaluation process for fiscal 2026 was conducted through digital surveys and was completed to the satisfaction of the Board. The Board of Directors also identified specific action points arising out of the overall evaluation which would be executed as directed by the Board.

The evaluation process for Whole-time Directors is further detailed in note no. 54 of Schedule 18 of the financial statements.

Details of Remuneration paid to Executive Directors

The BGRNC determines and recommends to the Board the amount of remuneration, including performance bonus and perquisites payable to Managing Director & CEO and Whole-time Directors.

The following table sets out the details of remuneration (including perquisites and retiral benefits) paid in fiscal 2026:

(₹)

	Sandeep Bakhshi	Sandeep Batra	Rakesh Jha	Ajay Kumar Gupta
	2025-26	**2025-26**	**2025-26**	**2025-26**
Basic	34,647,600	30,559,800	30,559,800	30,559,800
Performance bonus paid in fiscal 2026[1]	34,932,563	30,372,664	28,208,935	22,690,537
Allowances and perquisites[2]	29,549,542	28,271,237	28,388,650	28,176,442
Contribution to provident fund	4,157,712	3,667,178	3,667,178	3,667,178
Contribution to superannuation fund	-	-	-	-
Contribution to gratuity fund	2,886,145	2,545,631	2,545,631	2,545,631
Stock options[3] (Number)	242,100	198,190	198,190	198,190

[1] *Bonus amounts earned for fiscal 2025 were subject to deferment policy of the Bank in-line with the regulatory stipulations. The above table represent payouts of the non-deferred portion of the bonus amount pertaining to fiscal 2025. The balance amount shall be equally deferred over a period of three years. The amounts also include the deferred portion of the bonus amount approved in earlier years that was paid during fiscal 2026.*

[2] *Allowances and perquisites exclude perquisites of previous years stock options exercised during fiscal 2026.*

[3] *Represents options granted during fiscal 2026 pertaining to fiscal 2025.*



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Perquisites (evaluated as per Income-tax rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired Whole-time Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the Whole-time Directors are also eligible for housing loans. The stock options vest in a graded manner over a three-year period, with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of the grant. The options so vested are to be exercised within 5 years from the date of vesting.

The Bank does not pay any severance fees to its Managing Director & CEO or to its Whole-time Directors. The tenure of the office of Managing Director & CEO and the Whole-time Directors of the Bank is in the range of two to five years. The appointment is subject to approval of RBI and the Members. The notice period for each of them as specified in their respective terms of appointments is two months.

Neither the Managing Director & CEO nor the Whole-time Directors received any remuneration or commission from any of the subsidiary companies. During fiscal 2026, Sandeep Bakhshi and Sandeep Batra exercised certain stock options of ICICI Life, subsidiary of the Bank which were granted to them during their employment with ICICI Life. The Bank does not have any holding company.

Remuneration disclosures as required under the RBI Guidelines

The remuneration related disclosures as required under the RBI Guidelines on Compensation of Whole-time Directors/Chief Executive Officers/Material Risk Takers and Control Function staff are disclosed in note no. 54 of Schedule 18 of the financial statements.

Details of Remuneration to Non-executive Directors

Information on the sitting fees and remuneration paid to each Non-executive Director during fiscal 2026 is set out in the following table:

Amount (₹)

Name of Director	Sitting Fees[1]	Remuneration
Pradeep Kumar Sinha, *Chairperson*	2,700,000	5,000,000
Neelam Dhawan *(Director upto January 11, 2026)*	2,100,000	2,341,667
Radhakrishnan Nair *(Director upto May 1, 2026)*	4,500,000	3,000,000
B. Sriram	4,800,000	3,000,000
S. Madhavan	3,500,000	3,000,000
Vibha Paul Rishi	2,600,000	3,000,000
Rohit Bhasin	3,500,000	3,000,000
Punit Sood	3,500,000	3,000,000
Vijayalakshmi Iyer *(Director w.e.f. December 1, 2025)*	900,000	1,000,000

[1]. *The Independent Directors of the Bank including Chairperson receive sitting fees of ₹ 100,000 for attending each meeting of the Board/Committee as approved by the Board.*

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Disclosures required with respect to Section 197(12) of the Companies Act, 2013

The ratio of the remuneration of each director to the median employee's remuneration and such other details in terms of Section 197(12) of the Companies Act, 2013 read with Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 and as amended from time to time.

(i) **The ratio of the remuneration of each director to the median remuneration of the employees of the company for the financial year**

Independent Directors[1]	
Pradeep Kumar Sinha	11.04:1
Neelam Dhawan (Director upto January 11, 2026)	6.37:1
Radhakrishnan Nair (Director upto May 1, 2026)	10.75:1
B. Sriram	11.18:1
S. Madhavan	9.32:1
Vibha Paul Rishi	8.03:1
Vijayalakshmi Iyer (Director w.e.f. December 1, 2025)	2.72:1
Rohit Bhasin	9.32:1
Punit Sood	9.32:1
Executive Directors	
Sandeep Bakhshi	102:1
Sandeep Batra	91:1
Rakesh Jha	91:1
Ajay Kumar Gupta	91:1

[1] *The Independent Directors of the Bank, including Chairperson receive sitting fees for attending each Meeting of the Board/Committee as approved by the Board. The ratio of remuneration as stated in point (i) above is calculated after considering sitting fees and fixed remuneration paid during fiscal 2026.*

(ii) **The percentage increase in remuneration of each director, Chief Financial Officer, Chief Executive Officer, Company Secretary or Manager, if any, in the financial year**

Sandeep Bakhshi, *Managing Director & CEO*	Nil
Sandeep Batra, *Executive Director*	3%
Rakesh Jha, *Executive Director*	3%
Ajay Kumar Gupta, *Executive Director*	3%
Anindya Banerjee, *Group Chief Financial Officer*	3%
Prachiti Lalingkar, *Company Secretary*	5%

(iii) **The percentage increase in the median remuneration of employees in the financial year**

The percentage increase in the median remuneration of employees in the financial year was around 12.1%.

(iv) **The number of permanent employees on the rolls of company**

The number of employees, as mentioned in the section on 'Management's Discussion & Analysis' is 124,324. Out of this, the employees on permanent rolls of the Bank are 124,029 including employees in overseas locations.

(v) **Average percentile increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentile increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration**

The average percentage increase made in the salaries of total employees other than the Key Managerial Personnel for fiscal 2026 was around 11.2%, while the average increase in the remuneration of the Key Managerial Personnel was in the range of 0%-5%.

(vi) **Affirmation that the remuneration is as per the remuneration policy of the company**

Yes

Particulars of Senior Management Personnel (SMP)

(a) **Changes in SMP during fiscal 2026**

Madhavi Purandare, Sachin Garg, Samit Upadhyay and Shailendra Jhingan were included in the list of senior management based on the eligibility criteria approved by the Board. Anubhuti Sanghai, Atul Arora, Balaji V.V., Prasanna Balachander, Sanjay Singhvi and Subir Saha were excluded from the list of senior management either owing to their retirement or movement to Group companies.



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(b) List of SMP as on March 31, 2026

Anindya Banerjee (Group Chief Financial Officer), Anish Madhavan (Group Chief Compliance Officer), Anuj Bhargava (Head Corporate Banking – Global & Large Corporates), G Srinivas (Group Chief Risk Officer), Hitesh Sachdev (Head – Start Up Engagement and Investments), Madhavi Purandare (Chief Information Security Officer), Nilanjan Sinha (General Counsel), Pankaj Kohli (Head – Business Banking Credit and Process Management), Prabhat Singh (Head – Retail Credit & Process Management, Mortgage Valuation Group), Prachiti Lalingkar (Company Secretary), Rajendra Khandelwal (Group Chief Internal Auditor), Rajesh Rai (Head – Retail & Business Banking), Rohit Poddar (Head – Operations Group), Sachin Garg (Head - Data Science & Analytics Group), Samit Upadhyay (Head – Retail Assets & Debt Service Management Group), Shailendra Jhingan (Head – Treasury And Economic Research), Sidharatha Mishra (Head – Digital Channels & Partnerships and Customer Service), Soumendra Mattagajasingh (Group Chief Human Resources Officer and Head Infrastructure Management & Services Group), Sujit Ganguli (Head – Corporate Brand and Communications), Sumit Sanghai (Head Corporate Banking – Key Sectors, Transaction Banking & Markets Group), Vipul Agarwal (Head - Cards & Payment Solutions) and Vyom Upadhyay (Chief Technology Officer).

IV. Environmental, Social and Governance & Corporate Social Responsibility Committee

The nomenclature of the Corporate Social Responsibility Committee was changed to Environmental, Social and Governance & Corporate Social Responsibility Committee effective December 18, 2025 to align it with its enhanced role and terms.

Terms of Reference

The functions of the Committee includes review of corporate social responsibility (CSR) initiatives undertaken by the ICICI Group including the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a CSR Policy indicating the activities to be undertaken by the Bank and recommendation of the amount of expenditure to be incurred on such activities, identifying the focus, from among the themes specified in Schedule VII of the Companies Act, 2013, for initiatives to be undertaken by the Bank, reviewing and recommending the annual CSR plan to the Board with details of CSR initiatives and projects and schedule of implementation, making recommendations to the Board with respect to the CSR initiatives, policies and practices of the ICICI Group, monitoring the CSR activities, implementation and compliance with the CSR Policy, reviewing the submissions to be made to the Board with respect to implementation of the annual CSR action plan including the disbursement of funds for the purposes and manner as approved, implementation of on-going projects as per approved timelines and year-wise allocation of funds, any modifications to be suggested to on-going projects, earmarking unspent CSR amount, if any, in subsequent periods as prescribed in the Companies Act, 2013 and suggest deployment of any amount spent in excess of the requirement for set-off in subsequent years, reviewing impact assessment of projects, reviewing and implementing, if required, any other matter related to CSR initiatives as recommended/suggested by RBI or any other body and oversee the Environmental, Social and Governance activities of the Bank.

Composition

There were two meetings of the Committee during the year - June 26, 2025 and December 12, 2025. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member[1]	Number of meetings attended
Pradeep Kumar Sinha, *Chairperson*	2/2
Radhakrishnan Nair *(upto May 1, 2026)*	2/2
Vibha Paul Rishi *(upto May 31, 2026)*	2/2
Rohit Bhasin	2/2
Rakesh Jha	2/2

[1] *Vijayalakshmi Iyer was inducted as a member w.e.f. June 1, 2026.*
Rohit Bhasin ceased to be a Member w.e.f. June 29, 2026.

BOARD'S REPORT

Details about the policy developed and implemented by the Company on CSR initiatives taken during the year

ICICI Bank has a long-standing commitment towards socio-economic development through CSR initiatives. The CSR Policy sets the framework guiding the CSR activities to be undertaken. The CSR activities are primarily in the areas of healthcare, environment and ecology, livelihood and community development including sports, financial literacy and other activities as may be permitted under applicable law. The activities are implemented either directly or through the ICICI Foundation for Inclusive Growth.

The CSR policy was last reviewed in June 2026 and there were no material changes to the CSR policy.

The CSR policy has been hosted on the website of the Bank at https://www.icici.bank.in/about-us/corporate-social-responsibility.

The Annual Report on the Bank's CSR activities is annexed herewith as Annexure D.

V. Credit Committee

Terms of Reference

The functions of the Committee, inter alia, includes review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorisation approved by the Board.

Composition

There were 28 meetings of the Committee during the year - April 9, April 23, April 29, May 14, May 30, June 11, June 18, June 26, July 11, July 29, August 13, August 29, September 10, September 22, September 30, October 10, October 29, November 10, November 19, November 29, December 8, December 17, December 30 in 2025 and January 21, February 4, March 4, March 20 and March 30 in 2026. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member[1]	Number of meetings attended
Sandeep Bakhshi, *Chairperson*	28/28
B. Sriram	27/28

Name of Member[1]	Number of meetings attended
Radhakrishnan Nair *(upto May 1, 2026)*	28/28
Vijayalakshmi Iyer *(w.e.f. January 1, 2026)*	4/5
Rakesh Jha	27/28

[1] *Ashwani Bhatia was inducted as a member w.e.f. June 1, 2026*

VI. Customer Service Committee

Terms of Reference

The functions of this Committee, inter alia, includes review of customer service initiatives, overseeing the functioning of the Standing Committee on Customer Service (Customer Service Council) and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Composition

There were four meetings of the Committee during the year – June 10, 2025, September 18, 2025, December 18, 2025 and March 20, 2026. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member	Number of meetings attended
Vibha Paul Rishi, *Chairperson*	4/4
S. Madhavan	4/4
Sandeep Bakhshi	4/4
Rakesh Jha	4/4

VII. Fraud Monitoring Committee

Terms of Reference

The Committee monitors and reviews all the frauds involving an amount of ₹ 30.00 million and above with the objective of identifying the systemic lacunae and suggest mitigating measures for strengthening the internal controls, risk management framework, if any. The functions of this Committee include identifying the reasons for delay in detection of frauds, if any, in reporting to top management of the Bank and RBI. The Committee reviews trends and modus operandi of frauds in all categories and products including retail



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and rural assets, liability frauds, payment systems and card frauds. It also reviews root cause analysis of individual fraud cases amounting to ₹ 5.0 million and above. The status of filing of complaint with law enforcement agencies, progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without any delay. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds including review of transaction monitoring rules as well.

Composition

There were five meetings of the Committee during the year – April 17, 2025, June 11, 2025, July 18, 2025, October 17, 2025 and January 16, 2026. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member[1]	Number of meetings attended
Radhakrishnan Nair, *Chairperson* *(upto May 1, 2026)*	5/5
Neelam Dhawan *(upto January 11, 2026)*	4/4
Vibha Paul Rishi	5/5
Vijayalakshmi Iyer *(w.e.f. January 1, 2026)*	1/1
Rakesh Jha	5/5

[1] *Pradeep Kumar Sinha and Ashwani Bhatia were inducted as members w.e.f. June 1, 2026*

VIII. Information Technology Strategy Committee

Terms of Reference

The functions of the Committee, inter alia, includes approving the strategy for Information Technology (IT) and policy documents, ensure that IT strategy is aligned with business strategy, review performance with reference to IT & IS key risk indicators including periodic review of such risk indicators, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business, oversee the activities

of Digital Council, review technology from a future readiness perspective, overseeing key projects progress & critical IT systems performance including review of IT capacity requirements and adequacy and effectiveness of business continuity management and disaster recovery, review of special IT initiatives, review cyber risk, consider the RBI inspection report/directives received from time to time by the Bank in the areas of information technology and cyber security and to review the compliance of various actionables arising out of such reports/directives as may be deemed necessary from time to time and review deployment of skilled resources within Technology and Information Security function to ensure effective and efficient deliveries.

Composition

There were six meetings of the Committee during the year – April 8, 2025, April 11, 2025, July 11, 2025, October 10, 2025, November 28, 2025 and January 9, 2026. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member[1]	Number of meetings attended
B. Sriram, *Chairperson*	6/6
Neelam Dhawan *(upto January 11, 2026)*	6/6
Punit Sood	5/6
Sandeep Batra	6/6
Ajay Gupta	6/6

[1] *Mrugank Paranjape was inducted as a member w.e.f. August 1, 2026.*

IX. Risk Committee

Terms of Reference

The functions of the Committee, inter alia, are to review ICICI Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, Environmental, Social and Governance, model risk management, framework for early warning signals and red flagging of accounts, reputation risks, business continuity plan and disaster recovery plan and approve Broker Empanelment Policy and any amendments thereto. The functions of the Committee also include setting limits on any industry or country, review of the ERM framework, Risk Appetite for the Bank, stress testing framework, ICAAP and

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framework for capital allocation; risk dashboard covering various risks, outsourcing activities, the activities of the Asset Liability Management Committee and the proceedings of the Group Risk Management Committee. The Committee also carries out Cyber Security risk assessment. The appointment, removal and terms of remuneration of the Group Chief Risk Officer is subject to review by the Committee. The Committee coordinates its activities with other committees, in instances where there is any overlap with activities of such committees, as per the framework laid down by the Board of Directors.

Composition

There were 10 meetings of the Committee during the year - April 16, June 10, June 23, July 17, July 30, October 16 in 2025 and January 15, February 21, March 20 and March 31 in 2026. The details of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member[1]	Number of meetings attended
Rohit Bhasin, *Chairperson*	10/10
Pradeep Kumar Sinha *(upto May 31, 2026)*	10/10
S. Madhavan	10/10
Punit Sood *(upto July 19, 2025)*	4/4
Sandeep Batra	10/10

[1] *Vibha Paul Rishi was inducted as a member w.e.f. June 1, 2026*

X. Stakeholders Relationship Committee

Terms of Reference

The functions of the Committee, inter alia, includes approval and rejection of transmission of shares, bonds, debentures, issue of duplicate certificates, allotment of securities from time to time, redressal and resolution of grievances of security holders, delegation of authority for opening and operation of bank accounts for payment of interest/dividend.

Composition

There were five meetings of the Committee during the year - April 17, 2025, July 18, 2025, October 17, 2025, January 16, 2026 and February 26, 2026. The details

of the composition of the Committee and attendance at its meetings held during the year are set out in the following table:

Name of Member[1]	Number of meetings attended
Vibha Paul Rishi, *Chairperson* *(upto May 31, 2026)*	5/5
Sandeep Batra	5/5
Ajay Kumar Gupta	5/5

[1] *Ashwani Bhatia was inducted as a Member and Chairperson w.e.f. June 1, 2026*

Prachiti Lalingkar, Company Secretary of the Bank acts as the Compliance Officer in accordance with the requirements of the SEBI Listing Regulations. 343 investor complaints were received in fiscal 2026. At March 31, 2026, the Bank has attended to all the complaints, however, nine complaints remained unresolved which were subsequently disposed off.

XI. Review Committee (Gross Principal Outstanding > ₹ 750.0 million) for identification & classification of wilful defaulters

Terms of Reference

The function of the Committee is to review the order of the Identification Committee (Gross Principal Outstanding > ₹ 750.0 million) for identification & classification of wilful defaulters and confirm the same for the order to be considered as final.

Composition

The Managing Director & CEO is the Chairperson of the Committee and any two independent Directors comprise the remaining members. The Committee met on March 25, 2026. The meeting was chaired by Sandeep Bakhshi and Rohit Bhasin and Punit Sood were also in attendance.

XII. SEPARATE MEETING OF INDEPENDENT DIRECTORS

In accordance with Schedule IV of the Companies Act, 2013 and Regulation 25(3) of the SEBI Listing Regulations, Independent Directors should meet at least once in a financial year. During the year, the Independent Directors met on April 19, 2025 without the presence of Non-independent Directors and members of the management, inter alia, to review the



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matters statutorily prescribed under the Companies Act, 2013 and the SEBI Listing Regulations.

XIII. OTHER COMMITTEES

A meeting of the Committee comprising of all the Independent Directors of the Bank was held on June 27, 2025. The Committee approved the report certifying distribution of fractional share proceeds to the eligible shareholders of ICICI Securities Limited (ICICI Securities) pursuant to the scheme of arrangement for delisting of ICICI Securities under Regulation 37 of the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021.

In addition to the above, the Board has, from time to time, constituted various committees, namely, Committee of Executive Directors, Executive Investment Committee, Asset Liability Management Committee, Review Committee (Gross Principal Outstanding <=₹ 750.0 million) for identification & classification of wilful defaulters, Identification Committee (Gross Principal outstanding > ₹ 750.0 million) for identification & classification of wilful defaulters, Identification Committee (Gross Principal outstanding <= ₹ 750.0 million) for identification & classification of wilful defaulters, Committee of Senior Management (comprising certain Whole-time Directors and Executives), Committee of Executives, Compliance Committee, Group Risk Management Committee, Process Approval Committee, Outsourcing Committee, Operational Risk Management Committee, Vigilance Committee, Product Governance Forum and other committees. These committees are responsible for specific areas like asset liability management, approval/renewal of credit proposals, review of group risk management framework, approval of products and processes and management of operational risk, etc., under authorisation/supervision of the Board and its committees.

A framework for effective communication between Those Charged with Governance (TCWG) and the Statutory Auditors, in line with the National Financial Reporting Authority circular has been put in place by the Bank. Towards this, the Audit Committee and Executive Director, Corporate Centre have been designated as TCWG.

XIV. General Body Meetings

Annual General Meetings

The details of General Body meetings held in the last three years are given below:

General Body Meeting	Day, Date	Time	Venue
31st Annual General Meeting	Saturday, August 30, 2025	11:00 a.m.	Meeting held through Video Conferencing/ Other Audio Visual Means
30th Annual General Meeting	Thursday, August 29, 2024	3:00 p.m.	Meeting held through Video Conferencing/ Other Audio Visual Means
29th Annual General Meeting	Wednesday, August 30, 2023	2:00 p.m.	Meeting held through Video Conferencing/ Other Audio Visual Means

The details of the Special Resolutions passed at the Annual General meetings held in the year 2025, 2024 and 2023 are given below:

General Body Meeting	Day, Date	Resolutions
31st Annual General Meeting	Saturday, August 30, 2025	-
30th Annual General Meeting	Thursday, August 29, 2024	• Appointment of Rohit Bhasin (DIN: 02478962) as an Independent Director of the Bank
29th Annual General Meeting	Wednesday, August 30, 2023	• Re-appointment of Hari L. Mundra (DIN: 00287029) as an Independent Director of the Bank • Re-appointment of B. Sriram (DIN: 02993708) as an Independent Director of the Bank • Re-appointment of S. Madhavan (DIN: 06451889) as an Independent Director of the Bank

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Postal Ballot

None of the businesses proposed to be transacted at the ensuing AGM require passing of resolution through postal ballot.

Resolution was passed through postal ballot during fiscal 2026 pursuant to the provisions of Section 110 and other applicable provisions of the Companies Act, 2013. In accordance with the General Circulars issued by the Ministry of Corporate Affairs, the approval of the Members of the Bank was obtained through Postal Ballot only through the remote e-voting process.

Postal Ballot Notice dated January 17, 2026

The details of the resolutions and voting pattern are given below:

Resolution	Number of votes polled	% of votes Polled on outstanding shares	Number of votes cast in favour of the Resolution	Number of votes cast against the Resolution	% of votes in favour on votes polled	% of votes against on votes polled
Appointment of Ms. Vijayalakshmi Iyer (DIN: 05242960) as an Independent Director with effect from December 1, 2025 (Special Resolution)	5,755,741,629	80.48	4,371,859,967	1,383,881,662	75.96	24.04

Alwyn D'Souza, of Alwyn D'Souza & Co, Company Secretaries, Scrutinizer submitted his report on February 25, 2026. Basis the Scrutinizer's report, the above resolution was passed with requisite majority on February 25, 2026 (being the last date of remote e-voting).

The Scrutinizer Report and the Voting results are available on the website of the stock exchanges and website of the Bank.

XV. Disclosures

1. There are no materially significant transactions with related parties i.e., directors, management, subsidiaries or relatives conflicting with the Bank's interests. The Bank has no promoter.

2. Details of non-compliance by the Bank, penalties or strictures imposed on the Bank by stock exchanges or SEBI or any statutory authority, on any matter relating to capital markets, during the last three years are detailed as under:

    (i)   RBI had issued a letter of displeasure dated October 14, 2025 to the Bank as a Custodian for permitting one foreign portfolio investor to repatriate the funds prior to the completion of the committed retention period under Voluntary Retention Route in violation of the provisions of Master Direction - Reserve Bank of India (Non-resident Investment in Debt Instruments) Directions, 2025 dated January 7, 2025. The matter was placed before the Audit Committee and a response on action taken was submitted by the Bank to RBI.

    (ii) SEBI vide letter dated March 20, 2025 issued an administrative warning cum advisory letter in respect of the observations identified during the inspection of custodian activities for inter alia, procedural irregularities including delay in certain operational activities and non-reporting of data to SEBI. The Bank, vide its letter dated April 4, 2025, to SEBI, submitted the action taken report on the observations made by SEBI. In addition, the Board of Directors took note of the steps taken by the Bank in this regard and advised to ensure compliance with the instructions issued by SEBI. The same was informed to SEBI by the Bank vide letter dated August 1, 2025.

    (iii) SEBI vide letter dated February 28, 2025 issued an administrative warning cum advisory letter in respect of the observations identified during the inspection of designated depository participant activities for, inter alia, delay/omission in certain reporting obligations to SEBI/depository. The Bank, vide its letter dated March 13, 2025, to SEBI, submitted the action taken report on the observations made by SEBI. In addition, the


Board of Directors took note of the steps taken by the Bank in this regard and advised to ensure compliance with the instructions issued by SEBI. The same was informed to SEBI by the Bank vide letter dated August 1, 2025.

(iv) SEBI issued an advisory letter on February 4, 2025 to the Bank for delay of one day in filing the quarterly reports in three instances on the SEBI intermediary (SI) portal of Custodian and, inter alia, advised the Bank to adhere to the timelines of regulatory reporting. The Bank has taken adequate steps to strengthen the non-recurrence of such instance.

(v) SEBI issued an advisory letter on June 27, 2024 to the Bank for delay in updation on the SI portal of Merchant Banker in relation to the appointment of a Director of the Bank. SEBI advised the Bank to be careful in the future and improve compliance standards in order to avoid recurrence of such instances. The Bank has taken adequate steps to strengthen the non-recurrence of such instance.

(vi) SEBI vide letter dated June 6, 2024 issued an administrative warning to the Bank in respect of the outreach programme undertaken by the Bank regarding the scheme of arrangement for delisting of equity shares of its subsidiary. In furtherance of the directions set out in the warning letter, the Bank filed an intimation with the stock exchanges on June 6, 2024. In addition, the letter issued by SEBI was placed before the Board of Directors who took note of the letter and the action taken by the Bank in this regard. Thereafter, the Bank also submitted relevant extract of the Board discussion to SEBI.

(vii) SEBI vide letter dated March 30, 2024 issued an administrative warning in respect of the observations identified during the inspection of depository participant activities of the Bank for certain record keeping irregularities. The Bank, vide its letter dated April 6, 2024, to SEBI, submitted the action taken report on the observations made by SEBI. In addition, the Board of Directors took note of the steps taken by the Bank in this regard and advised to ensure compliance with the instructions issued by SEBI.

The same was informed to SEBI by the Bank vide letter dated May 30, 2024.

(viii) RBI had issued a letter of displeasure dated February 6, 2024 to the Bank as a Custodian with respect to breach of 30:70 limits as stipulated vide RBI circular on Investment by Foreign Portfolio Investor (FPI) in Debt – Review dated June 15, 2018 by one of the FPI. The limit of breach was not voluntary as the long term investment in Non-Convertible Debentures were redeemed due to corporate action by virtue of takeover of the Investee Company by another Company, resulting into limit breach.

(ix) BSE and NSE had issued letters vide email dated September 28, 2022 and September 27, 2022 respectively, to the Bank, imposing fines of negligible amounts, for delay in submitting the notice of record date in one instance is in contravention of Regulation 60(2) of the SEBI Listing Regulations. The Bank had paid the fines to the stock exchanges and filed letters vide emails dated November 19, 2022 for waiving the said fines. BSE and NSE, vide their letters dated March 31, 2023 and May 15, 2023 respectively, waived the said fines.

3. In terms of the Whistle Blower Policy of the Bank, no employee of the Bank has been denied access to the Audit Committee.

4. Being a banking company, the disclosures relating to deposits as required under Rule 8(5)(v) and (vi) of the Companies (Accounts) Rules, 2014, read with Sections 73 and 74 of the Companies Act, 2013, are not applicable to the Bank.

5. There is no application or proceeding pending against the Bank under the Insolvency and Bankruptcy Code, 2016 during the year under review.

6. There was no instance of one-time settlement with any other bank or financial institution during the year under review.

7. The Bank has complied with the provisions of the Maternity Benefit Act, 1961 (as amended from time to time) and the rules made thereunder, including all applicable obligations relating to maternity benefits for eligible employees.

BOARD'S REPORT

XVI. Means of Communication

It is ICICI Bank's belief that all its stakeholders should have access to information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. ICICI Bank's website www.icici.bank.in serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank's strategy, financial performance, operational performance and the latest press releases.

ICICI Bank's investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. The information is also disseminated to the NSE, BSE, New York Stock Exchange (NYSE), Securities Exchange Commission (SEC), Singapore Stock Exchange, Japan Securities Dealers Association and SIX Swiss Exchange Ltd. from time to time. In accordance with SEBI and SEC guidelines, all information which could have a material bearing on ICICI Bank's share price is released through leading domestic and global wire agencies.

The financial and other information and the various compliances as required/prescribed under the SEBI Listing Regulations are filed electronically with NSE/BSE and are also available on their respective websites in addition to the Bank's website.

ICICI Bank's quarterly financial results are published in Financial Express and Vadodara Samachar. The financial results, official news releases, earnings call transcripts, audio recording and presentations are also available on the Bank's website.

The Management's Discussion & Analysis forms part of the Annual Report.

General Shareholder Information

Annual General Meeting	Day, Date	Time
32nd Annual General Meeting through Video Conferencing/Other Audio Visual Means	Friday, August 21, 2026	11:00 a.m.

Financial Year: April 1, 2025 to March 31, 2026

Record Date: August 3, 2026

Dividend Payment Date: Will be paid on or after August 25, 2026

Listing of equity shares/ADSs/Bonds on Stock Exchanges

Stock Exchange	Code for ICICI Bank
BSE Limited (Equity) Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001	532174 & 632174[1]
National Stock Exchange of India Limited (Equity) Exchange Plaza, Bandra-Kurla Complex, Mumbai 400 051	ICICIBANK
New York Stock Exchange (ADSs)[2,3] 11, Wall Street, New York, NY 10005, United States of America	IBN

[1] FII segment of BSE

[2] Each ADS of ICICI Bank represents two underlying equity shares

[3] Effective January 2, 2026, the Deposit Agreement has been amended to provide voting rights to the ADS holders subject to them demonstrating compliance with the applicable laws of Republic of India (including but not limited to Section 12B of the Banking Regulation Act, 1949 as amended or replaced from time to time). Accordingly, the Depositary will exercise the voting rights as instructed by the ADS Holders of the Bank.

The bonds issued in domestic market comprised privately placed bonds as well bonds issued via public issues which are listed on BSE/NSE.

ICICI Bank has paid annual listing fees for the relevant periods to BSE and NSE where its equity shares/ bonds are listed and NYSE where its ADSs are listed.

Listing of other securities

The bonds issued overseas are issued either in public or private placement format. The listed bonds are traded on Singapore Exchange Securities Trading Limited, 2 Shenton Way, #02-02, SGX Centre 1, Singapore 068804 or India International Exchange (IFSC) Limited (India INX), 1st Floor, Unit No. 101, The Signature, Building No. 13B, Road 1C, Zone 1, GIFT SEZ, GIFT City, Gandhinagar, Gujarat-382050 or NSE IX – International Exchange, 1301, Brigade International Financial Centre, GIFT City, Gandhinagar, Gujarat – 382355.



BOARD'S REPORT

Share Transfer System, Dematerialisation of Shares and Liquidity

As per the SEBI mandate, securities of listed companies can be transferred/traded only in dematerialised form. In view of this and to eliminate all risks associated with physical shares and for ease of portfolio management, Members holding shares in physical form are requested to consider converting their holdings to dematerialised form. The Bank's equity shares are actively traded on the stock exchanges.

Pursuant to the various circulars and initiatives introduced by SEBI for facilitating re-lodgement and processing of physical securities documents lodged prior to April 1, 2019, the Bank, in co-ordination with its Registrar to an Issue and Share Transfer Agent (R & T Agent), disseminated communication through appropriate modes including newspaper advertisements, website disclosures and public notices, wherever applicable, to create awareness amongst shareholders regarding the special window and the procedural requirements prescribed by SEBI.

Registrar to an Issue and Share Transfer Agent

KFin Technologies Limited is the R & T Agent for equity shares of the Bank. Investor services related queries/requests/grievances for equity shares may be directed to Ms. C Shobha Anand at the following address:

KFin Technologies Limited
Unit: ICICI Bank Limited
Selenium Building, Tower-B
Plot No. 31 & 32, Financial District
Nanakramguda, Serlingampally
Hyderabad 500 032, Rangareddy
Telangana, India
Tel. No.: +91-040-6716 2222
Toll free No.: 18003094001
E-mail: einward.ris@kfintech.com
Website: https://ris.kfintech.com

Investor Support Centre: https://ris.kfintech.com/clientservices/investors/isrs.aspx

Details of other Service Centres of KFin Technologies Limited, R & T Agent for equity shareholders can be viewed at https://www.icici.bank.in/about-us/investor-contact.

3i Infotech Limited is the R & T Agent for the bonds/debentures issued by the Bank. Investor services related queries/requests/grievances for bonds/debentures may be directed to Mr. Vijay Singh Chauhan at the following address:

3i Infotech Limited
International Infotech Park, Tower # 5, 3rd Floor,
Vashi Railway Station Complex, Vashi
Navi Mumbai 400 703, Maharashtra, India
Tel. No.: +91-22-7123 8034/35
E-mail: icicibonds@3i-infotech.com
Website: https://www.3i-infotech.com/investors/

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:

Anindya Banerjee/Abhinek Bhargava
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel. No.: +91-22-4008 6173
E-mail: ir@icici.bank.in

Debenture Trustees

Pursuant to Regulation 53 of the SEBI Listing Regulations, the names and contact details of the debenture trustees for the public issue bonds and privately placed bonds of the Bank are given below:

Axis Trustee Services Limited
The Ruby, 2nd Floor, SW 29
Senapati Bapat Marg
Dadar West, Mumbai 400 028
Tel. No.: +91-22-6230 0451
debenturetrustee@axistrustee.in

IDBI Trusteeship Services Limited
Universal Insurance Building
Ground Floor, Sir P.M. Road
Fort, Mumbai 400 001
Tel. No.: +91-22-4080 7000
itsl@idbitrustee.com

The details are available on the website of the Bank at https://www.icici.bank.in/personal-banking/investments/icici-bank-bonds

BOARD'S REPORT

Information on Shareholding

Details of shares held in Demat and Physical form at March 31, 2026

Mode of holding	No. of Shares	%
Demat	7,151,839,825	99.88
Physical	8,272,744	0.12
Total	**7,160,112,569**	**100.00**

Distribution of shareholding of ICICI Bank at March 31, 2026

Range – Shares	No. of Folios	%	No. of Shares	%
0001 - 5,000	2,162,971	98.94	243,625,911	3.40
5,001 - 10,000	11,508	0.53	39,838,661	0.56
10,001 - 20,000	4,951	0.23	34,372,896	0.48
20,001 - 30,000	1,596	0.07	19,622,781	0.27
30,001 - 40,000	789	0.03	13,731,889	0.19
40,001 - 50,000	455	0.02	10,206,430	0.14
50,001 - 100,000	1,041	0.05	36,975,362	0.52
100,001 & Above	2,872	0.13	6,761,738,639	94.44
Total	**2,186,183**	**100.00**	**7,160,112,569**	**100.00**

Shareholding pattern of ICICI Bank at March 31, 2026

Shareholder Category	No. of Shares	% holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	1,288,570,463	18.00
FIIs/FPIs	2,469,259,719	34.49
Insurance Companies	581,706,945	8.12
Bodies Corporate (includes Government Companies, Clearing Members, Banks and Financial Institutions)	68,704,562	0.96
Mutual Funds	1,992,820,167	27.83
Individuals (includes HUF, Trusts, NRI)	460,900,862	6.44
NBFCs Registered with RBI	3,347,437	0.04
Provident Funds/Pension Funds	222,041,589	3.10
Alternate Investment Fund	55,756,929	0.78
Investor Education and Protection Fund	11,179,777	0.16
Others (includes Foreign Banks, Foreign Companies, Foreign Nationals etc.)	5,824,119	0.08
Total	**7,160,112,569**	**100.00**



BOARD'S REPORT

Shareholders of ICICI Bank with more than one percent holding (PAN based) at March 31, 2026

Name of the Shareholder	No. of Shares	% holding
Deutsche Bank Trust Company Americas*	1,288,570,463	18.00
SBI Mutual Fund	393,756,056	5.50
Life Insurance Corporation of India	318,645,713	4.45
ICICI Prudential Mutual Fund	314,869,380	4.40
HDFC Mutual Fund	248,517,167	3.47
NPS Trust	222,041,589	3.10
Nippon Life India Mutual Fund	171,368,438	2.39
UTI Mutual Fund	152,510,609	2.13
Government of Singapore	117,470,699	1.64
Government Pension Fund Global	97,269,797	1.36
SBI Life Insurance Company Limited	96,261,201	1.34
Kotak Mutual Fund	81,323,281	1.14
Vanguard Total International Stock Index Fund	77,142,569	1.08
Axis Mutual Fund	74,333,265	1.04
Aditya Birla Sun Life Mutual Fund	73,154,521	1.02
Vanguard Emerging Markets Stock Index Fund	72,956,454	1.02

* Deutsche Bank Trust Company Americas holds equity shares of ICICI Bank as depositary for ADS holders.

Details of shares/convertible instruments held by Non-executive Directors

As on March 31, 2026, S. Madhavan and Vibha Paul Rishi (as joint holder) held 5,005 and 330 equity shares of ₹ 2.00 each respectively.

Disclosure with respect to shares lying in suspense account

The Bank had 92,927 equity shares held by 463 shareholders lying in unclaimed shares suspense account at the beginning of the fiscal 2026. The Bank has been transferring the shares lying unclaimed to the eligible shareholders as and when the request for the same has been received after proper verification. During the year under review, the Bank transferred 67,195 equity shares from unclaimed shares suspense account to Investor Education and Protection Fund (IEPF) as required under IEPF Rules. As on March 31, 2026, 25,732 shares held under 88 folios remained unclaimed in the unclaimed shares suspense account.

Pursuant to the Scheme of Arrangement between ICICI Bank and ICICI Securities and their respective shareholders for delisting the equity shares of ICICI Securities, the Bank had allotted 56,008,117 equity shares of face value ₹ 2.00 each to the public shareholders of ICICI Securities in the approved Swap Ratio. Depositories while executing the above corporate action has rejected credit of 149 shares held by 8 shareholders, which were then transferred to "ICICI Bank Limited- Suspense Escrow Demat Account".

The voting rights on the shares lying in unclaimed shares suspense account shall remain frozen until claimed by the rightful owner.

Transfer of unclaimed dividend and shares to IEPF

Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013, during fiscal 2026, dividend amount of ₹ 18.34 million remaining unclaimed for a period of seven years from the date of its transfer to the unpaid dividend accounts of the Bank has been transferred to the IEPF.

Pursuant to Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules, 2016, during fiscal 2026, 1,958,912 equity shares in respect of which the dividend has not

BOARD'S REPORT

been claimed for seven consecutive years have been transferred to the designated demat account of the IEPF Authority.

Pursuant to the Scheme of Arrangement, the equity shares of ICICI Securities were swapped (in the ratio provided under the Scheme) with that of the Bank. The unclaimed interim dividends of the erstwhile public shareholders of ICICI Securities, however, continues to remain with ICICI Securities even after delisting.

As per the regulatory requirements, ICICI Securities has transferred the unclaimed amount of ₹ 137,737 and ₹ 166,071 towards final dividend of fiscal 2018 and interim dividend of fiscal 2019 respectively. Since the underlying shares for these unclaimed interim dividends were swapped with the shares of the Bank pursuant to the Scheme, 673 equity shares and 133 equity shares of the Bank have been transferred to IEPF respectively for final and interim dividend of ICICI Securities.

Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2019 and/or subsequent years are requested to submit their claims to KFin Technologies Limited (R & T Agent for equity shares) without any delay.

The shareholders whose dividend and corresponding equity shares stand transferred to IEPF can claim those dividend and shares from IEPF by making an online application in Form IEPF-5 which is available at https://www.iepf.gov.in.

The Bank continued to undertake various investor service and awareness initiatives during the year in line with various SEBI circulars and Saksham Niveshak Campaign with an objective to strengthen investor protection, promote shareholder awareness and reduce instances of transfer of unclaimed dividends and corresponding shares to the IEPF.

In coordination with the R & T Agent, the Bank carried out periodic identification and review of shareholders whose dividend remained unclaimed or whose folios were deficient in mandatory KYC details. As part of the investor outreach programme, the Bank undertook communication drives through multiple modes including letters, e-mails, website disclosures, social media and newspaper advertisements, wherever considered necessary, to encourage shareholders to update their PAN, bank account details, address,

e-mail ID, mobile number, nomination and specimen signature.

The Bank also sent specific reminders to shareholders whose dividends were approaching due dates for transfer to IEPF under Section 124 of the Companies Act, 2013. Shareholders were advised to claim their pending dividends by completing KYC formalities in order to avoid transfer of such unclaimed dividends and the corresponding equity shares to IEPF.

The Bank remains committed to enhancing shareholder engagement, ensuring regulatory compliance and facilitating seamless investor services through continuous investor education and proactive communication initiatives.

The details of Nodal Officer and Deputy Nodal Officers appointed under the provisions of IEPF are available on the website of the Bank at https://www.icici.bank.in/about-us/invest-relations/unpaid-unclaimed-dividend.

Outstanding GDRs/ADSs/Warrants or any Convertible instruments, conversion date and likely impact on equity

ICICI Bank has 644.29 million ADS (equivalent to 1,288.57 million equity shares) outstanding, which constituted 18.00% of ICICI Bank's total equity capital at March 31, 2026. There are no other convertible instruments outstanding as on March 31, 2026.

Commodity price risk or foreign exchange risk and hedging activities

The foreign exchange risk position including bullion is managed within the net overnight open position limit approved by the Board of Directors. The foreign currency assets of the Bank are primarily floating rate linked assets. Wholesale liability raising for foreign currencies takes place in USD or other currencies through bond issuances, bilateral loans and syndicated/club loans as well as refinance from Export Credit Agencies which may be at a fixed rate or floating rate linked. In case of fixed rate long-term wholesale fund raising in USD, the interest rate risk is generally hedged through interest rate swaps wherein the Bank effectively moves the interest payments to a floating rate index to match the asset profile. In case of fund raising in non-USD currencies, the foreign exchange risk is hedged through foreign exchange swaps or currency interest rate swaps.



BOARD'S REPORT

The extant RBI guidelines do not allow AD Category I banks to take any market positions in commodity related activities. However, the extant guidelines allows bank to import gold and silver in line with the RBI license and selling of imported gold/silver on outright basis to domestic clients or providing gold metal loan to jewellery manufacturers. ICICI Bank provides pricing and hedging of Gold Metal Loan to jewellery customers and such exposures are covered on a back-to-back basis with gold suppliers.

In view of the above, the disclosure pursuant to the SEBI Circular No. SEBI/HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026 is not required to be given.

Plant Locations – Not applicable

Address for Correspondence
Prachiti Lalingkar
Company Secretary
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel. No.: +91-22-4008 8900
E-mail: companysecretary@icici.bank.in

The Bank is in compliance with requirements specified in Regulations 17 to 27 and clauses (b) to (i) of sub-regulation (2) of Regulation 46 of the SEBI Listing Regulations.

The Bank has also complied with the discretionary requirements such as maintaining a separate office for the Chairperson at the Bank's expense, ensuring financial statements with unmodified audit opinion, separation of posts of Chairperson and Chief Executive Officer and reporting of internal auditor directly to the Audit Committee.

Bank's Customer Service

The Bank enables customers to avail of services through multiple channels.

- Customer care: Single contact number and e-mail ID to connect with us for all your banking needs and resolution

  - Phone number 1800 1080 (Toll free) and Email: customer.care@icici.bank.in

  - To know more, visit https://www.icici.bank.in/customer-care

- Branch: Visit our branch for resolution. Alternatively, drop queries/feedback in the drop box at branches.

- iMobile: Seek resolution using the iPAL chat bot.

- Website: Register a request on the Bank's website. For details, https://www.icici.bank.in/personal-banking/insta-banking/internet-banking/list-of-service-requests

Analysis of Customer Complaints

The details required as per the RBI Circular No. CEPD.CO.PRD.Cir.No.01/13.01.013/2020-21 dated January 27, 2021 are disclosed in note no. 57 of Schedule 18 of the financial statements.

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this Report, a certificate obtained from the Secretarial Auditor regarding compliance of conditions of corporate governance as stipulated in the SEBI Listing Regulations.

SHARE BASED EMPLOYEE BENEFITS SCHEME(S)

(a) ICICI Bank Employees Stock Option Scheme - 2000

ICICI Bank has an Employees Stock Option Scheme - 2000 (Scheme 2000) which was instituted in fiscal 2000 to enable the employees and Whole-time Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The Scheme 2000 aims at achieving the twin objectives of aligning employee interest to that of the shareholders and retention. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. The Scheme 2000 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (the SEBI SBEB & SE Regulations). The options are granted by the BGRNC and noted/approved by the Board as the case may be.

The Scheme 2000 was initially approved by the Members at their meeting held on February 21, 2000 and amended from time to time.

BOARD'S REPORT

Upto March 31, 2026, the Bank has granted (net of lapsed) 651.25 million stock options from time to time aggregating to 9.10% of the issued equity capital of the Bank at the given date. As per the Scheme 2000, as amended from time to time, the maximum number of options granted to any employee/Director in a year is limited to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 10% of ICICI Bank's issued equity shares on the date of the grant (equivalent to 716.01 million shares of face value ₹ 2.00 each at March 31, 2026).

Particulars of options granted by ICICI Bank as on March 31, 2026 are given below:

Number of options outstanding[1] at the beginning of the year	169,866,927
Number of options granted during the year	12,833,970
Number of options forfeited/ lapsed during the year	1,067,490
Number of options vested during the year	17,375,168
Number of options exercised during the year	36,361,312
Number of shares arising as a result of exercise of options	36,361,312
Money realised by exercise of options during the year (₹)	13,602,809,624
Number of options outstanding[1] at the end of the year	145,272,095
Number of options exercisable at the end of the year	118,612,481

[1] Options granted less exercised less lapsed

(b) ICICI Bank Employees Stock Unit Scheme - 2022

ICICI Bank has an Employees Stock Unit Scheme – 2022 (Scheme 2022) which was instituted in fiscal 2023. The key objectives of the Scheme 2022 are to deepen the co-ownership amongst the (i) mid level and front-line managers, and (ii) employees of the Bank's select unlisted wholly owned subsidiaries with the following key considerations:

i. to enable employees' participation in the business as an active stakeholder to usher in an 'Owner-Manager' culture and to act as a retention mechanism;

ii. to enhance motivation of employees; and

iii. to enable employees to participate in the long term growth and financial success of the Bank.

The Scheme 2022 is in compliance with the SEBI SBEB & SE Regulations.

Maximum of 100,618,910 units, shall be granted in one or more tranches over a period of seven years from the date of approval of the Scheme 2022 by the shareholders, which shall entitle the Unit holder to one fully paid-up equity share of face value of ₹ 2.00 of the Bank (as adjusted for any changes in capital structure of the Bank) against each unit exercised and accordingly, up to 100,618,910 equity shares of face value of ₹ 2.00 each shall be allotted to all eligible employees taken together under the Scheme 2022.

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of 4 years. Exercise price shall be the face value of equity shares of the Bank i.e. ₹ 2.00 for each unit (as adjusted for any changes in capital structure of the Bank). The maximum number of units granted to any Eligible Employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for Grant over a period of seven years from the date of approval of the Scheme 2022 by the shareholders.

Units granted under the Scheme 2022 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. Exercise period will not exceed five years from date of vesting of units or such shorter period as may be determined by the BGRNC for each grant.

Besides continuity of employment, vesting shall also be dependent on achievement of certain corporate performance parameter(s) such as:

• Risk Calibrated Core Operating profit;

• Provision/asset quality;

• Other parameters, if any, as the Committee may determine



BOARD'S REPORT

Particulars of units granted by ICICI Bank as on March 31, 2026 are given below:

Number of units outstanding[1] at the beginning of the year	8,032,295
Number of units granted during the year	4,231,550
Number of units forfeited/lapsed during the year	488,308
Number of units vested during the year	2,627,021
Number of units exercised during the year	1,823,427
Number of shares arising as a result of exercise of units	1,823,427
Money realised by exercise of units during the year (₹)	3,646,854
Number of units outstanding[1] at the end of the year	9,952,110
Number of units exercisable at the end of the year	1,357,105

[1] Units granted less exercised less lapsed

Till March 31, 2021, the Bank recognised cost of stock options granted under Scheme 2000, using intrinsic value method. Pursuant to RBI clarification dated August 30, 2021, the cost of stock options/units granted after March 31, 2021 is recognised based on fair value method. The cost of stock options granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options/units on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share options/units, volatility, risk free rate and dividend yield. The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options/units calculated in accordance with Accounting Standard 20 for the year ended March 31, 2026 was ₹ 69.20 compared to basic EPS of ₹ 70.21.

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2025	Year ended March 31, 2026
Risk-free interest rate	6.42% to 7.11%	**5.84% to 6.16%**
Expected life	3.43 to 5.43 years	**3.53 to 5.53 years**
Expected volatility	18.01% to 33.27%	**19.70% to 31.13%**
Expected dividend yield	0.65% to 0.83%	**0.70% to 0.74%**

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2025	Year ended March 31, 2026
Risk-free interest rate	6.42% to 7.09%	**5.97% to 6.05%**
Expected term	1.58 to 3.58 years	**1.58 to 3.58 years**
Expected volatility	16.49% to 24.72%	**18.39% to 20.84%**
Expected dividend yield	0.72% to 0.74%	**0.74%**

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2026 was ₹ 424.14 (year ended March 31, 2025: ₹ 444.76) and of units granted during the year ended March 31, 2026 was ₹ 1,328.15 (year ended March 31, 2025: ₹ 1,120.43). The weighted average exercise price of options granted during the year ended March 31, 2026 was ₹ 1,356.42 (year ended March 31, 2025: ₹ 1,052.89).

Risk free interest rates over the expected term of the options/units are based on the government securities yield in effect at the time of the grant. The expected term of an options/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the options/units. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the options/units is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the options/units are based on recent dividend activity. The key assumptions for the year ended March 31, 2025 also includes the key assumptions used for

BOARD'S REPORT

options/units granted to employees of ICICI Securities in accordance with the Scheme of Arrangement.

The detailed disclosures as stipulated under Regulation 14 of the SEBI SBEB & SE Regulations will be hosted on the website of the Bank at https://www.icici.bank.in/about-us/other-policies.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

The Bank has undertaken various initiatives for energy conservation at its premises. A detailed write up is given in the Environmental, Social and Governance Report of fiscal 2026 which will be available on the website of the Bank at https://www.icici.bank.in/about-us/annual and in the Environment and Sustainability chapter in the Integrated Report section of the Annual Report 2025-26. The Bank has used information technology extensively in its operations; for details refer to the chapter Our Business Strategy in the Integrated Report section of the Annual Report 2025-26. For fiscal 2026, net foreign exchange gain arising on all exchange/derivative transactions of the Bank was ₹ 54.87 billion and the foreign exchange outgo towards the operating and capital expenditure was ₹ 7.61 billion.

SECRETARIAL STANDARDS

Your Bank is in compliance with the Secretarial Standard on Meetings of the Board of Directors (SS-1) and Secretarial Standard on General Meetings (SS-2) for fiscal 2026.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards had been followed, along with proper explanation relating to material departures;

2. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit of the Bank for that period;

3. that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Companies Act, 2013 for safeguarding the assets of the Bank

and for preventing and detecting fraud and other irregularities;

4. that they have prepared the annual accounts on a going concern basis;

5. that they have laid down internal financial controls to be followed by the Bank and that such internal financial controls are adequate and were operating effectively; and

6. that they have devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, Reserve Bank of India, Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India and overseas regulators for their continued co-operation, support and guidance. ICICI Bank wishes to thank its investors, the domestic and international banking community, rating agencies, depositories and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation to all the employees whose outstanding professionalism, commitment and initiative have made the organisation's growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board

Pradeep Kumar Sinha
Chairperson
July 18, 2026   DIN: 00145126

Compliance with the Group Code of Business Conduct and Ethics

I confirm that all Directors and members of the senior management have affirmed compliance with Group Code of Business Conduct and Ethics for the year ended March 31, 2026.

Sandeep Bakhshi
Managing Director & CEO
April 18, 2026   DIN: 00109206



BOARD'S REPORT
ANNEXURE A

FORM NO. MR-3

SECRETARIAL AUDIT REPORT

FOR THE FINANCIAL YEAR ENDED MARCH 31, 2026

[Pursuant to Section 204 (1) of the Companies Act, 2013 and Rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014]

To,
The Members,
ICICI Bank Limited

We have conducted the Secretarial Audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by ICICI Bank Limited (hereinafter called "the Bank"). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Based on our verification of the Bank's books, papers, minute books, forms and returns filed and other records maintained by the Bank, to the extent the information provided by the Bank, its officers, agents and authorized representatives during the conduct of secretarial audit, the explanations and clarifications given to us and the representations made by the Management and considering the relaxations granted by the Ministry of Corporate Affairs and Securities and Exchange Board of India, we hereby report that in our opinion, the Bank has, during the audit period covering the financial year ended on March 31, 2026, generally complied with the statutory provisions listed hereunder and also that the Bank has proper Board processes and compliance mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records made available to us and maintained by the Bank for the financial year ended on March 31, 2026 according to the provisions of:

(i)   The Companies Act, 2013 (the Act) and the rules made thereunder;

(ii)   The Securities Contract (Regulation) Act, 1956 ('SCRA') and the rules made thereunder;

(iii) The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

(iv)   Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

(v)   The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act'), as amended from time to time:

    a)   The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

    b)   The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015;

    c)   The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018;

    d)   The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021;

    e)   The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021;

    f)   The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 and The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 2025 regarding the Companies Act and dealing with client; (Not applicable to the Bank as it not registered with SEBI as Registrars to an Issue and Share Transfer Agents);

BOARD'S REPORT

g) The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2021;

h) The Securities and Exchange Board of India (Buyback of Securities) Regulations, 2018; (Not applicable to the Bank during the audit period);

i) The Securities and Exchange Board of India (Merchant Bankers) Regulations, 1992;

j) The Securities and Exchange Board of India (Bankers to an Issue) Regulations, 1994;

k) The Securities and Exchange Board of India (Debenture Trustee) Regulations, 1993;

l) The Securities and Exchange Board of India (Custodian) Regulations, 1996;

m) The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019;

n) The Securities and Exchange Board of India (Intermediaries) Regulations, 2008;

o) The Securities and Exchange Board of India (Certification of Associated Persons in the Securities Markets) Regulations, 2007;

p) The Securities and Exchange Board of India {KYC (Know Your Client) Registration Agency} Regulations, 2011;

q) The Securities and Exchange Board of India (Foreign Venture Capital Investor) Regulations, 2000;

r) The Securities and Exchange Board of India (Stock Brokers) Regulations, 1992 and SEBI (Stock Brokers) Regulations, 2026;

s) The Securities and Exchange Board of India (Depositories and Participant) Regulations, 2018;

t) Guidelines issued by SEBI for anti-money laundering measures

(vi) Other Regulations applicable specifically to the Bank namely:

a) The Banking Regulation Act, 1949, Master Circulars, Notifications and Guidelines issued by the RBI from time to time;

b) The Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002;

c) The Recovery of Debts Due to Banks and Financial Institutions Act, 1993;

d) The Shops and Establishments Act, 1953

We have also examined compliance with the applicable clauses of the following:

(i) Secretarial Standards issued by The Institute of Company Secretaries of India with respect to board and general meetings.

(ii) The Listing Agreements entered into by the Bank with BSE Limited and National Stock Exchange of India Limited read with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended from time to time.

During the period under review, the Bank has generally complied with the provisions of the Act, rules, regulations, guidelines, standards, etc. mentioned above.

We report that during the year under review, there were certain regulatory/statutory penalties imposed on the Bank. The Bank has paid the requisite penalty, wherever applicable.

We further report that the Bank & it's former MD & CEO had received a Show Cause Notice from SEBI on May 24, 2018 requiring responses on matters relating to alleged non-compliance with certain provisions of the erstwhile Listing Agreement and the SEBI LODR. SEBI through letter dated June 4, 2025, pursuant to order dated May 2, 2025, passed by the Securities Appellate Tribunal (SAT) in an appeal filed by the former Managing Director & CEO, directed the Bank to ensure compliance with the directions set out in the order passed by the SAT. The Bank has filed a review application before SAT against the said order dated May 2, 2025.



BOARD'S REPORT

We further report that:

The Board of Directors of the Bank is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice was given to all directors to schedule the Board Meetings. Agenda and detailed notes on agenda were sent at least seven days in advance other than those held at shorter notice. In respect of meetings for which the agenda notes were sent at a notice of less than 7 days, the unanimous consent of the Board/Committee was taken for discussion of the said agenda items at the meeting and the same has been recorded in the minutes. A system also exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting.

All decisions at Board Meetings and Committee Meetings are carried out unanimously.

We further report that there are adequate systems and processes in the Bank commensurate with the size and operations of the Bank to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

We further report that during the audit period the following events occurred which had bearing on the Bank's affairs in pursuance of the above referred laws, rules, regulations, guidelines, standards, etc:

a. During the financial year ended March 31, 2026, ICICI Bank has redeemed various series of debentures in the nature of unlisted Public issue bonds and Private placement bonds aggregating to 15,790,000,000/- and has complied with the applicable laws.

b. Issued and allotted various Non-Convertible Bonds in nature of Debentures of face value of ₹ 10,000,000/- each, aggregating to ₹ 49,450,000,000/- on private placement basis in the domestic market.

c. The Bank has done secondary listing of following foreign currency bonds on NSE International Exchange ("NSE IX") on May 28, 2025, which were issued under US$ 7,500,000,000 GMTN Programme and were originally listed on Singapore Exchange Securities Trading Limited. The Bank had listed its public foreign currency bonds on India International Exchange (IFSC) Limited ("India INX") in May 2022.

ISIN Number 144A	ISIN No. Reg S	Amount	Date of Issuance	Date of Maturity
US45112EAG44	US45112FAJ57	US$ 800,000,000	March 18, 2016	March 18, 2026
US45112EAH27	US45112FAM86	US$ 500,000,000	December 14, 2017	December 14, 2027

During FY2026, the Bank fully redeemed the outstanding notes under ISIN: US45112EAG44/US45112FAJ57 on March 18, 2026. These notes were issued under the GMTN Programme.

d. The Bank allotted 36,361,312 equity shares of ₹ 2.00 each pursuant to exercise of stock options under the ICICI Bank Employees Stock Option Scheme-2000 and 1,823,427 equity shares of ₹ 2.00 each pursuant to exercise of stock units under the ICICI Bank Employees Stock Unit Scheme-2022 during FY2025-26.

For Parikh Parekh & Associates
Company Secretaries

Jigyasa N. Ved
Partner
FCS No: 6488 CP No: 6018
UDIN: F006488H000667379
PR No.: 6389/2025

Place: Mumbai
Date: June 22, 2026

This Report is to be read with our letter of even date which is annexed as Annexure A and Forms an integral part of this report.

BOARD'S REPORT

ANNEXURE A

To,

The Members

ICICI Bank Limited

Our report of even date is to be read along with this letter.

1. Maintenance of secretarial record is the responsibility of the management of the Bank. Our responsibility is to express an opinion on these secretarial records based on our audit.

2. We have followed the audit practices and process as were appropriate to obtain reasonable assurance about the correctness of the contents of the secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. We believe that the process and practices, we followed provide a reasonable basis for our opinion.

3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Bank.

4. Where ever required, we have obtained the Management Representation about the Compliance of laws, rules and regulations and happening of events, etc.

5. The Compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedure on test basis.

6. The Secretarial Audit report is neither an assurance as to the future viability of the Bank nor of the efficacy or effectiveness with which the management has conducted the affairs of the Bank.

For Parikh Parekh & Associates

Company Secretaries

Jigyasa N. Ved

Partner

FCS No: 6488 CP No: 6018

Place: Mumbai

Date: June 22, 2026

UDIN: F006488H000667379

PR No.: 6389/2025



BOARD'S REPORT
ANNEXURE B

FORM NO. AOC-2

(Pursuant to clause (h) of sub-section (3) of Section 134 of the Companies Act, 2013 and
Rule 8(2) of the Companies (Accounts) Rules, 2014)

Form for disclosure of particulars of contracts/arrangements entered into by the company with related parties referred to in sub-section (1) of section 188 of the Companies Act, 2013 including certain arm's length transactions under third proviso thereto

1. **Details of contracts or arrangements or transactions not at arm's length basis**

   Nil

2. **Details of material contracts or arrangement or transactions at arm's length basis**

Sr. No.	Name of the related party	Nature of relationship	Nature of contracts/ transactions	Duration of contracts	Salient terms of contracts/ transactions	₹ in million	Date of approval by the Board, if any	Amount paid as advances, if any
1	ICICI Securities Primary Dealership Limited	Wholly owned subsidiary	Call/term money lending by the Bank	1 day - 21 days	Interest at prevailing market rates	1,619,375.0	-	-

For and on behalf of the Board

Pradeep Kumar Sinha
Chairperson
DIN: 00145126

July 18, 2026

BOARD'S REPORT
ANNEXURE C

CERTIFICATE OF NON-DISQUALIFICATION OF DIRECTORS

[Pursuant to Regulation 34(3) and Para C (10)(i) of Schedule V to the SEBI
(Listing Obligations and Disclosure Requirements) Regulations, 2015]

To,
The Members/Board of Directors
ICICI Bank Limited
ICICI Bank Tower,
Near Chakli Circle,
Old Padra Road,
Vadodara - 390007
Gujarat, India

1. We have been engaged to issue this certificate by ICICI Bank Limited having CIN L65190GJ1994PLC021012 and having registered office at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara – 390007, Gujarat (hereinafter referred to as 'the Company') for the Financial Year ended March 31, 2026 in accordance with Regulation 34(3) read with Schedule V Para C clause 10(i) of the Securities Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ('Listing Regulations').

2. Pursuant to the aforesaid Listing Regulations, we have examined the following records:

    (a) The declaration given by each of the Directors of the Company with respect to their interest in other entities as Director or otherwise along with names of their relatives in Form MBP-1 in pursuance of Section 184 of the Companies Act, 2013, and taken on record by the Company,

    (b) Declarations given by all the Directors of the Company confirming that they are not disqualified to hold the Office of Directors as on 31st March, 2026 in Form DIR-8 in pursuance of Section 164 of the Companies Act, 2013, and taken on record by the Company,

    (c) The particulars of Directors of the Company as displayed on the web portal of the Ministry of Corporate Affairs, and

    (d) General Search on the website of the Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India and Reserve Bank of India/Transunion Cibil Limited.

3. Based on the above verification and to the best of our information and according to the explanations provided to us, we hereby certify that none of the Directors on the Board of the Company as stated below for the Financial Year ended March 31, 2026 have been debarred or disqualified from being appointed or continuing as Directors of Companies by the Securities Exchange Board of India /Ministry of Corporate Affairs or any such statutory authority.

Sr. No.	Name of the Director as on March 31, 2026	Category of Directorship	DIN	Date of Appointment
1.	Mr. Pradeep Kumar Sinha	Non-Executive Independent Director	00145126	February 17, 2024
2.	Mr. Subramanian Madhavan	Non-Executive Independent Director	06451889	April 14, 2019
3.	Mr. Radhakrishnan Nair	Non-Executive Independent Director	07225354	May 2, 2018
4.	Mr. Balasubramanyam Sriram	Non-Executive Independent Director	02993708	January 14, 2019
5.	Ms. Vibha Paul Rishi	Non-Executive Independent Director	05180796	January 23, 2022
6.	Mr. Punit Sood	Non-Executive Independent Director	00033799	October 1, 2024
7.	Mr. Rohit Bhasin	Non-Executive Independent Director	02478962	July 26, 2024



ICICI Bank

BOARD'S REPORT

Sr. No.	Name of the Director as on March 31, 2026	Category of Directorship	DIN	Date of Appointment
8.	Ms. Vijayalakshmi Iyer	Non-Executive Independent Director	05242960	December 1, 2025
9.	Mr. Sandeep Bakhshi	Managing Director & Chief Executive Officer	00109206	July 31, 2018
10.	Mr. Sandeep Batra	Whole-time Director	03620913	December 23, 2020
11.	Mr. Rakesh Jha	Whole-time Director	00042075	September 2, 2022
12.	Mr. Ajay Kumar Gupta	Whole-time Director	07580795	March 15, 2024

4. It should be noted that ensuring the eligibility for the appointment/continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express a reasonable assurance in the form of an opinion as to the qualification/eligibility of each of the Directors of the Company to hold the office as Director in the Companies in accordance with the generally accepted procedure and the process of due-diligence followed based on the available information on best efforts basis as on March 31, 2026 and it is neither an audit nor an expression of opinion on the personal credentials of the Directors of the Company.

This certificate is issued to the Company solely for the purpose of complying with the aforesaid Listing Regulations and may not be used for any other purpose.

For DHOLAKIA & ASSOCIATES LLP
(Company Secretaries)

CS Nrupang B. Dholakia
Managing Partner
FCS 10032 CP No. 12884

Date: April 17, 2026
Place: Mumbai
UDIN: F010032H000128689

Peer Review Certificate No: 2404/2022
FRN: P2014MH034700

BOARD'S REPORT
ANNEXURE D

ANNUAL REPORT ON CORPORATE SOCIAL RESPONSIBILITY ACTIVITIES

1. Brief outline on CSR Policy of the Company

Corporate Social Responsibility (CSR) has been a long-standing commitment at ICICI Bank and forms an integral part of our activities. The Bank's contribution to social sector development includes several pioneering interventions and is implemented through the involvement of stakeholders within the Bank, the Group and the broader community. The Bank established the ICICI Foundation for Inclusive Growth (ICICI Foundation) in 2008 with a view to significantly expand ICICI Group's activities in the area of CSR. Over the last few years, ICICI Foundation has developed several projects/programmes in specific areas with direct implementation capabilities, including designing and implementing of multi-year large projects.

ICICI Bank's objective is to proactively support meaningful socio-economic development in India and enable a larger number of people to participate in and benefit from India's economic progress. This is based on the belief that growth and development are effective only when they result in wider access to opportunities and benefit a broader section of the society. ICICI Bank's approach is to identify critical areas of development that require financial support and intervention and which can help to realize India's potential for growth and prosperity.

The CSR Policy of the Bank sets the framework guiding the Bank's CSR activities. It outlines the governance structure, operating framework, monitoring mechanism, guiding principles for selecting CSR projects and activities that can be undertaken. The Bank's CSR activities are largely focused on areas of healthcare, environmental and ecological restoration like water conservation, forest interventions, plantation and waste management, livelihood projects promoting rural entrepreneurship and community development or other activities permitted under Schedule VII of the Companies Act, 2013 ("the Act").

The CSR policy was reviewed in June 2026 and there were no material changes to the CSR policy.

The web-link to the Bank's CSR Policy is:

https://www.icici.bank.in/content/dam/icicibank/managed-assets/docs/about-us/ICICI-Bank-CSR-Policy.pdf

2. Composition of the Environmental, Social and Governance & Corporate Social Responsibility (ESG & CSR) Committee

There were two Meetings of the Committee during fiscal 2026 – June 26, 2025 and December 12, 2025.

Sr. No.	Name of Director	Designation/nature of directorship	Number of meetings of ESG & CSR Committee held during the year	Number of meetings of ESG & CSR Committee attended during the year
1.	Pradeep Kumar Sinha *(Chairperson of the Committee)*	Non-Executive (part-time) Chairperson/Independent Director	2	2
2.	Radhakrishnan Nair	Independent Director	2	2
3.	Vibha Paul Rishi	Independent Director	2	2
4.	Rohit Bhasin	Independent Director	2	2
5.	Rakesh Jha	Executive Director	2	2

Note: The nomenclature of Corporate Social Responsibility Committee has been changed to ESG & CSR Committee w.e.f. December 18, 2025



BOARD'S REPORT

3. **Provide the web-link where Composition of CSR Committee, CSR Policy and CSR projects approved by the Board are disclosed on the website of the Company**

   https://www.icici.bank.in/about-us/corporate-social-responsibility

4. **Provide the executive summary along with the web-link(s) of Impact Assessment of CSR Projects carried out in pursuance of sub-rule (3) of rule 8, if applicable**

   During fiscal 2026, the Bank conducted impact assessment through external agencies for seven projects implemented through ICICI Foundation. These are as follows:

   1. Financial literacy initiatives undertaken during fiscal 2024 to fiscal 2025.

   2. Healthcare equipment provided to Advance Centre for Training Research and Education in Cancer (ACTREC), Maharashtra.

   3. Healthcare equipment provided to Bhagwan Mahaveer Viklang Sahayata Samiti, Rajasthan.

   4. Healthcare equipment provided to Baba Farid University of Health Sciences, Punjab.

   5. Solar borewells provided to the Hosur forest division, Tamil Nadu.

   6. Waste management equipment provided to Varanasi Municipal Corporation, Uttar Pradesh.

   7. Initiatives undertaken for the armed forces during fiscal 2023 to fiscal 2025.

   The executive summary of impact assessment reports is provided in Annexure 1 of the Annual Report on CSR.

   Link to the impact assessment reports on the Bank's website:

   https://www.icici.bank.in/about-us/corporate-social-responsibility

5. **(a) Average net profit of the Company as per sub-section (5) of Section 135**

   ₹ 496,114.9 million

   (b) Two percent of average net profit of the Company as per sub-section (5) of Section 135

   ₹ 9,922.3 million

   (c) Surplus arising out of the CSR projects or programmes or activities of the previous financial years

   ₹ 18.3 million

   (d) Amount required to be set-off for the financial year, if any

   Nil

   (e) Total CSR obligation for the financial year [(b)+(c)-(d)]

   ₹ 9,940.6 million

6. **(a) Amount spent on CSR Projects (both ongoing project and other than ongoing projects)**

   ₹ 9,940.0 million

   (Includes spends from surplus generated from CSR activities in fiscal 2025 of ₹ 18.3 million and spent by September 30, 2025, and includes amount of ₹ 1,161.0 million budgeted for ongoing CSR projects, which was transferred to the Unspent CSR Account for 2026 on April 13, 2026 and would be spent over three years, as per CSR rules)

   (b) Amount spent in Administrative Overheads

   Nil

   (c) Amount spent on Impact Assessment, if applicable

   ₹ 1.5 million

   (d) Total amount spent for the financial year [(a) + (b) + (c)]

   ₹ 9,941.5 million

BOARD'S REPORT

(e) CSR amount spent or unspent for the financial year:

Total amount spent in FY2026 (in ₹ million)	Amount unspent (in ₹ million)				
	Total amount transferred to Unspent CSR Account as per Section 135(6)		Amount transferred to any fund specified under Schedule VII as per second proviso to Section 135(5)		
	Amount	Date of transfer	Name of the Fund	Amount	Date of transfer
8,780.5[1,2]	1,161.0	April 13, 2026	Nil	NA	NA

[1]. *Includes spends from surplus generated from CSR activities in fiscal 2025 of ₹ 18.3 million and spent by September 30, 2025.*

[2]. *Excludes the amount utilised from Unspent CSR Accounts. Out of ₹ 879.8 million in the Unspent CSR Account for FY2024, ₹ 717.9 million was spent and out of ₹ 2,740.0 million in the Unspent CSR Account for FY2025, ₹ 240.0 million was spent, during the year ended March 31, 2026.*

(f) Excess amount for set-off, if any

Sr. No.	Particular	Amount (in ₹ million)
(1)	(2)	(3)
(i)	2% of average net profit of the Company as per Section 135(5)	9,922.3
(ii)	Total amount spent for the Financial Year[1,2]	9,941.5
(iii)	Excess amount spent for the financial year [(ii)-(i)]	19.2
(iv)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	18.3
(v)	Amount available for set off in succeeding financial years [(iii)-(iv)]	0.9

[1]. *Includes surplus from CSR funds earned in fiscal 2025 of ₹ 18.3 million, which was spent within the stipulated timeline during the year ended March 31, 2026, in accordance with CSR rules.*

[2]. *Includes ₹ 1,161.0 million related to ongoing projects that remained unspent during fiscal 2026 and was transferred to the Unspent CSR Account for 2026 on April 13, 2026, and would be spent over three years, as per CSR rules.*

7. Details of Unspent Corporate Social Responsibility for the preceding three financial years:

1	2	3	4	5	6		7	8
Sl. No.	Preceding Financial Year(s)	Amount transferred to Unspent CSR Account under sub-section (6) of Section 135 (In ₹ million)	Balance Amount in Unspent CSR Account under sub-section (6) of Section 135 (In ₹ million)	Amount Spent in the financial year (In ₹ million)	Amount transferred to a Fund as specified under Schedule VII as per second proviso to sub-section (5) of Section 135, if any		Amount remaining to be spent in succeeding financial years (In ₹ million)	Deficiency, if any
					(in ₹ million)	Date of transfer		
1.	Fiscal 2024	1,500.0	879.8	717.9	-	-	162.0	-
2.	Fiscal 2025	2,740.0	-	240.0	-	-	2,500.0	-


8. **Whether any capital assets have been created or acquired through Corporate Social Responsibility amount spent in the financial year:**

   Yes

   If yes, enter the number of capital assets created/acquired

   1,008

   Furnish the details relating to such asset(s) so created or acquired through Corporate Social Responsibility amount spent in the financial year:

   The details will be available on the Bank's website at https://www.icici.bank.in/about-us/annual

9. **Specify the reason(s), if the Company has failed to spend two per cent of the average net profit as per sub-section (5) of Section 135**

   During fiscal 2026, the Bank undertook several large-scale multi-year projects that were focused on creation of capital assets for social impact. Considering the nature of implementation of large projects, an amount of ₹ 1,161.0 million pertaining to the Board approved ongoing projects was transferred to the Unspent CSR Account for FY2026 on April 13, 2026, and would be spent over three years as per CSR rules.

Sandeep Batra	**Pradeep Kumar Sinha**
Executive Director	ESG & CSR Committee Chairperson
DIN: 03620913	DIN: 00145126

July 18, 2026

BOARD'S REPORT

ANNEXURE 1: SUMMARY OF IMPACT ASSESSMENT STUDIES CONDUCTED DURING FY2026 THROUGH EXTERNAL AGENCIES

1. **Impact assessment of financial literacy initiative undertaken during fiscal 2024 to fiscal 2025 - Amount spent: ₹ 68.5 million**

    The Bank, through ICICI Foundation, had been conducting financial literacy programmes across the country since fiscal 2024 to empower individuals with essential knowledge, awareness and skills required for personal financial planning and risk management. The programmes covered topics like financial budgeting, insurance, government schemes, investments, cyber-security, among others. The programmes were conducted through financial literacy counsellors and involved partnership with government departments, corporate entities and other institutions across the country. The Bank's contribution to the programme during the period was ₹ 68.5 million.

    The impact assessment focused on the outcomes for the period from fiscal 2024 to fiscal 2025. Key findings included:

    *   The initiative trained over 0.69 million individuals through 18,838 sessions; women constituted 67% of total beneficiaries

    *   100% of beneficiaries found the training relevant to their need

    *   100% of beneficiaries reported that the trainer explained clearly and that the sessions were easy to understand

    *   100% of beneficiaries found the duration of the sessions appropriate; 99% of beneficiaries found the pace of the session appropriate

    *   99% of beneficiaries expressed commitment to continue the learnt financial practices

    *   99% of beneficiaries reported that the training helped them make better financial decisions

    *   Challenges faced by financial literacy counsellors/trainers included language barriers requiring real-time translation of english materials, some large group sizes limited individual attention, and infrastructure constraints in rural locations affected the quality of participant engagement.

2. **Impact assessment of healthcare equipment provided to Advance Centre for Training Research and Education in Cancer, Maharashtra - Amount spent: ₹ 62.0 million**

    In fiscal 2025, ICICI Bank supported the Advanced Centre for Treatment, Research & Education in Cancer (ACTREC), Navi Mumbai with a Dual Energy CT Simulator (DECT Simulator) at the Proton Therapy Centre. The aggregate cost of the equipment was ₹ 62.0 million. The initiative enhanced planning accuracy for proton therapy, particularly vital for children and young adults with curable cancers. Beyond radiotherapy simulation, the initiative also provided support for diagnostic CT scans and image-guided interventions.

    For undertaking the impact assessment, a mixed-method approach was adopted which comprised quantitative (structured questionnaire) and qualitative (in-depth Interviews) research techniques to generate insights from doctors, patients/caregivers and key hospital staff. Key findings included:

    *   The DECT Simulator significantly reduced waiting time at ACTREC's Proton Therapy Centre enabling same day or next day simulations in comparison to earlier waiting period wherein patients had to wait up to 10 days for simulations.

    *   1,265 patients (both diagnostics and radiotherapy simulations) have benefitted in the first year with capacity to scale-up by more than 50% per year over the next decade.

    *   Dose uncertainty reduced from 5% to 1%, ensuring millimetre level precision in proton therapy and minimizing toxicities which ultimately leads to patients experiencing fewer side effects and improved quality of life. This is particularly significant for paediatric patients who are most sensitive to radiation spillage into healthy tissues.



BOARD'S REPORT

- The initiative has streamlined imaging and planning, delivering clearer scans and faster turnaround so that most patients require only one simulation. This has eased work pressure and reduced staff overtime, significantly improving operational performance at the Proton Therapy Centre.

- The DECT Simulator has strengthened ACTREC's research capabilities by generating precise treatment planning data that supports new algorithms, validates scientific models and enables clinical studies in proton therapy.

- It was observed that features related to image precision and processing speed of the equipment could be improved further.

- The Social Return on Investment (SROI) estimated for every ₹ 1 invested is ₹ 4.93 over a 10-year period.

3. **Impact assessment of healthcare equipment provided to Bhagwan Mahaveer Viklang Sahayata Samiti, Rajasthan - Amount spent: ₹ 48.5 million**

Shri Mahavir Viklang Sahayata Samiti (BMVSS), Jaipur was provided a robotic gait training machine for patients with hemiplegia, quadriplegia and paraplegia, all related to immobility of lower limbs. The objective of the initiative was to improve the capacity of BMVSS to provide state-of-the-art treatment, either free or at highly subsidized cost, to the poor and deserving patients with disabilities. The aggregate cost of the equipment was ₹ 48.5 million.

The impact assessment was based on discussions with the staff and management of BMVSS, technicians and patients. Key findings included:

- The robotic gait machine provided regular progress monitoring, greater consistency in treatment compared to conventional therapy, improved patient handling, reduced onboarding and off-boarding trauma and stress for the patient and reduced human resources required for treatment.

- The equipment has made advanced treatment accessible to patients from lower or middle-income backgrounds, as there are very few

options for patients requiring lower-limb mobility support

- The machine enabled 40% reduction in the number of sessions required for recovery. It has also reduced the requirement of manpower to manage a patient.

- The gait machine provided personalized rehabilitation programs adaptable to individual patient needs and recovery stages which enabled patients to regain mobility and self-reliance faster.

- The assessment highlighted that the equipment has relatively high maintenance costs, which includes hardware (part replacements) and regular software updates. Further, the equipment was observed to be under-utilized.

4. **Impact assessment of healthcare equipment provided to Baba Farid University of Health Sciences, Punjab - Amount spent: ₹ 34.2 million**

In order to strengthen surgical education and address the long-standing absence of structured, hands-on robotic surgery training, Baba Farid University of Health Sciences (BFUHS), part of Government Guru Nanak Dev Medical College & Hospital, was provided a robotic surgery simulator at a cost of ₹ 34.2 million. The objective was to institutionalise a structured, simulation-led curriculum for robotic surgery, providing residents and surgeons with a safe, performance-tracked environment to enhance their skills and ensure that patients in the region have access to the benefits of minimally invasive, precision-led surgical care.

The impact assessment adopted a comprehensive mixed-methods approach, integrating both qualitative and quantitative research methodologies which involved capture of experiences and perspectives of faculty members, post-graduate surgical trainees, and institutional administrators. Key findings included:

- Structured training was provided to 48 resident students through the programme. In addition, approximately 150 students from different specialties undertook basic simulator orientation sessions. The simulator delivered 72 cumulative training hours since installation.

BOARD'S REPORT

- 88.2% of trainees responded that the simulator training improved readiness for robotic-assisted surgery and enhanced hand–eye coordination and technical precision.

- 82.4% of trainees responded that regular simulator use would shorten the robotic surgery learning curve and increase confidence in adopting emerging surgical technologies.

- 76.5% of trainees responded that the simulator training would enhance future fellowship and employment prospects and supported its inclusion as a mandatory component of postgraduate education.

- 66.7% of faculty identified repeated practice opportunities as the simulator's most valuable contribution to robotic surgery training.

- 33.3% of faculty highlighted the equipment's role in providing a risk-free learning environment, objective performance feedback and standardised training pathways.

- It was noted that robotic surgery simulation training has not yet been formally integrated into the academic curriculum due to which participation in the training remains largely voluntary and dependent on individual interest, departmental initiatives and faculty availability.

5. **Impact assessment of solar borewells provided to Hosur forest division, Tamil Nadu- Amount spent: ₹ 16.6 million**

ICICI Bank supported installation of nine solar-powered borewells with elevated storage tanks and masonry water troughs across the Hosur Forest Division in Krishnagiri district in Tamil Nadu. The programme aimed to strengthen wildlife habitat conditions, reduce ecological stress by ensuring reliable in-forest water availability, particularly in drought prone areas within the Cauvery North and Cauvery South Wildlife Sanctuaries and contribute to the reduction of water-driven human-wildlife conflict in forest fringe communities. The total cost of the programme was ₹ 16.6 million.

Key findings of the impact assessment included:

- The installation of solar-powered borewells across three forest ranges has established a dependable year-round water source for wildlife and the systems have the potential to generate approximately 500 m³ of water daily and 182,500 m³ annually, addressing seasonal water scarcity.

- The borewells supported through solar power replaced both diesel-powered pump operations and the fuel consumed by diesel tanker lorries previously used for water transport. Across nine fully operational units, 22,055 litres of diesel could be avoided annually, alongside 73,518 kWh of equivalent grid electricity savings.

- The intervention reduced annual carbon emissions equivalent to approximately 68.11 tCO_2e (tonnes of carbon dioxide equivalent) by replacing diesel powered pumping systems with solar energy, contributing to climate change mitigation efforts.

- The solar borewell system substantially reduced the need for emergency water supply measures during periods of acute water scarcity. An estimated 180 tanker trips were avoided annually, resulting in savings of approximately ₹ 7.50 lakh per year to the forest department.

- Nearly 45.0% of community respondents observed wildlife spending more time in forest habitats than in villages.

- Approximately 65.0% of farming households reported lower crop losses attributable to reduced wildlife incursions.

- The Social Return on Investment (SROI) estimated for every ₹ 1 invested is ₹ 10.72 over a 15-year period.

6. **Impact assessment of waste management equipment provided to Varanasi Municipal Corporation, Uttar Pradesh - Amount spent: ₹ 12.8 million**

Varanasi Municipal Corporation (VMC) was provided waste management equipment at a cost of



BOARD'S REPORT

₹ 12.8 million. The equipment included a mechanical compactor, two capsules for compacted waste transportation and one hook loader for loading/unloading and transportation of the capsule. The objective of the programme was to improve the waste management capacity of VMC and mitigate associated environmental issues.

Key findings of the impact assessment included:

- Over 50 open waste dumping and segregation centers have been eliminated.

- Number of staff required for waste management has been reduced and these have been repositioned in waste collection from households and commercial establishments.

- The cost of waste management is reduced by about one-third, leading to an average saving of ₹ 180,450 per month in fuel and human resource (HR) related expenses.

- Manual handling of waste has been eliminated, which in turn minimizes health risk to the human resources involved and has improved their dignity of work.

- The installation of the equipment has not increased the waste handling capacity in terms of tonnage of waste managed daily. However, the waste management equipment has enhanced the overall efficiency of VMC team to manage waste by employing fewer people and vehicles for waste transportation.

- The unit is currently being used at about 70% of its capacity, as only 2 capsules for managing compacted waste are available.

- Estimated Social Return on Investment (SROI): every ₹ 1 invested contributing to a social return of approximately ₹ 11.58 over a 10-year period.

7. **Impact assessment of initiatives undertaken for armed forces during fiscal 2023 to fiscal 2025 – Amount spent: ₹ 187.0 million**

Since fiscal 2023, the armed forces were supported through contributions to designated welfare funds targeted to provide relief and address critical socio-economic and educational gaps within their ecosystem. The funds were utilized during fiscal 2023 to fiscal 2025 for three key initiatives which included Prabal Super 50 project, contribution to Armed Forces Battle Casualty Fund and Armed Forces Flag Day Fund. Prabal Super 50 project provided holistic education support to children of army personnel and also offered free residential coaching for NEET preparation.

Under the Armed Forces Flag Day fund, critical social security support, through grant, was provided to children of armed forces with 100% disability who cannot access formal schooling. Under the Armed Forces Battle Casualty Fund, specialised financial stabilisation grant was provided for supporting families affected by service-related casualties.

The impact assessment focused on the outcomes for the period from fiscal 2023 to fiscal 2025. Key findings of the assessment included:

A) Prabal Super 50 project

- 100% of students reported that counselling support, revision classes, 24/7 security, and dormitory facilities fully met their expectations, indicating strong delivery in student well-being, safety, and structured academic reinforcement.

- 75% of students rated the overall delivery of the programme as "Very Good" and 25% as "Good", indicating strong satisfaction with programme execution.

- 100% of students reported that faculty had strong subject knowledge, reinforcing confidence in teaching quality.

- The 2024–25 batch achieved an impressive 98% qualifying rate at NEET, demonstrating that the programme has been highly successful in preparing students to clear the examination threshold.

B) Armed Forces Battle Casualty Fund

- 92% of families did not just spend the grant amount but strategically invested it into secure, income-generating instruments.

BOARD'S REPORT

- The programme reached families with zero alternative safety nets; 92% of the beneficiaries were entirely dependent on the soldiers' pay and 83% had no secondary income earners, indicating the relevance of the programme.

- 100% of the grant amount reached individual bank accounts using automated Direct Benefit Transfer (DBT) channels.

- 50% of the beneficiaries reported that the grant amount provided emergency funds to handle daily living costs and debts protecting the families living in rented homes from residential displacement.

C) Armed Forces Flag Day Fund (Financial Assistance to 100% Disabled Child of ex-servicemen)

- 100% of the beneficiaries surveyed stated they are "Very Likely" to re-apply for the grant in the next cycle.

- 100% of the beneficiaries highly recommend the scheme to other vulnerable families in their units.

- 100% of beneficiaries rated the overall efficiency of the programme delivery chain as "excellent".

- 100% of beneficiaries reported receiving no other education support from state disability departments thus highlighting the relevance of the programme.



BOARD'S REPORT

CERTIFICATE ON CORPORATE GOVERNANCE

PRACTISING COMPANY SECRETARIES' CERTIFICATE ON CORPORATE GOVERNANCE

To,

The Members of

ICICI Bank Limited

We have examined the compliance of the conditions of Corporate Governance by ICICI Bank Limited ('the Bank') for the year ended on March 31, 2026, as stipulated under Regulations 17 to 27, clauses (b) to (i) and (t) of sub-regulation (2) of Regulation 46 and para C, D & E of Schedule V of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

The compliance of the conditions of Corporate Governance is the responsibility of the management. Our examination was limited to the review of procedures and implementation thereof, as adopted by the Bank for ensuring compliance with conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

In our opinion and to the best of our information and according to the explanations given to us, and the representations made by the Management and considering the relaxations granted by the Ministry of Corporate Affairs and Securities and Exchange Board of India, we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the SEBI Listing Regulations for the year ended on March 31, 2026.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor of the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

For Parikh Parekh & Associates

Practising Company Secretaries

Jigyasa N. Ved

Partner

FCS: 6488 CP: 6018

UDIN: F006488H000677433

PR No.: 6389/2025

Mumbai

Date: June 24, 2026

MANAGEMENT DISCUSSION & ANALYSIS

OPERATING ENVIRONMENT

Growth

India's growth trajectory remained strong in fiscal 2026, with real Gross Domestic Product (GDP) growth at 7.7% year-on-year from 7.1% year-on-year in fiscal 2025, driven by domestic demand, with private final consumption expenditure continuing and investment activity remaining steady. Meanwhile, Gross Value Added (GVA) year-on-year growth stood at 7.9% for fiscal 2026, driven by services and manufacturing sectors, with nominal GDP year-on-year growth at 8.9%. For fourth quarter of fiscal 2026, GDP and GVA growth stood at 7.8% year-on-year, driven by robust investment growth, while GVA growth for the quarter stood at 7.9% year-on-year. Economic activity in fiscal 2027 so far has been fairly resilient, supported by movement in high-frequency indiscators like sales of commercial vehicles, electricity demand, industrial activities and rising bank credit. However, volatility in global financial markets and weather-related events, weigh on the domestic growth outlook. The medium-term growth prospects remain positive, supported by structural reforms and continuing policy measures, though global tariff uncertainty and geopolitical developments could weigh on the outlook.

Inflation

Inflation, as measured by the Consumer Price Index (CPI), under the new series with base year 2024 released in February 2026, moved from 1.2% year-on-year in December 2025 to 3.2% in February 2026 and 3.4% in March 2026. For fiscal year 2026, average inflation stood at 2.1% year-on-year versus 4.6% year-on-year in fiscal 2025. Core inflation was at 3.4% year-on-year in January and February 2026 and moderated further to 3.36% in March 2026. The Monetary Policy Committee (MPC) has estimated CPI at 4.6% in fiscal year 2027, reflecting the upside pressure due to higher global energy prices and concerns of below normal monsoon in 2026.

Interest rates

After keeping the policy rate unchanged for two years, the MPC embarked on an easing cycle from February 2025 onwards, with cumulative rate cuts of 125 basis points during calendar year 2025, driven by a greater degree of certainty in the decline in headline inflation, particularly food inflation. Over the course of the year, growth projections were consistently revised upward while inflation projections were revised lower: the fiscal 2026 GDP growth estimate was raised from 6.7% at the February 2025 meeting to 7.3% by the December 2025 meeting, while the CPI estimate for fiscal 2026 was revised from 4.2% to approximately 2.0% over the same period. In the most recent policy meeting held in April 2026, the MPC kept the policy rate unchanged at 5.25%, with the stance remaining 'Neutral', citing risks to inflation and growth outlooks from the ongoing conflict in West Asia.

Financial markets

During fiscal 2026, the Rupee depreciated by approximately 10.9% from ₹ 85.46 per USD at March 31, 2025, to ₹ 94.83 per USD at March 31, 2026. The benchmark S&P BSE Sensex declined by 7.06% during fiscal 2026 compared to an increase of 4.39% in fiscal 2025. The yields on the benchmark 10-year government securities moved from 6.58% at March 31, 2025, to 7.04% at March 31, 2026, which was also the highest level recorded during the fiscal year.

Banking sector trends

Non-food credit of the banking system grew by 16.1% year-on-year at March 31, 2026 compared to 11% year-on-year at March 31, 2025. According to the sectoral break down of credit data available, credit growth continued to be driven by services at 19% year-on-year and personal credit at 6.2% year-on-year (aided by GST rationalization) while credit to industry also increased to 15% year-on-year.

Meanwhile, deposit growth for Scheduled Commercial Banks (SCBs) has also picked-up, with deposit growth at 13.5% year-on-year for the fortnight ending March 31, 2026, compared to 10.3% year-on-year growth seen in March 2025.

According to RBI's Financial Stability Report of December 2025, non-performing assets (NPAs) of scheduled commercial banks continued to decline, with gross NPA ratio of 2.2% and net NPA ratio of 0.5% at September 30, 2025 as compared to a gross NPA ratio of 2.3% and net NPA ratio of 0.5% at March 31, 2025.



MANAGEMENT DISCUSSION & ANALYSIS

OUTLOOK

In its first bi-monthly policy review of fiscal 2027, held from April 6 to 8, 2026, the MPC decided to keep the policy repo rate unchanged at 5.25%, maintaining the 'Neutral' stance. The MPC noted that the ongoing conflict in West Asia poses heightened uncertainty for the global economy, with potential disruptions to supply chains and upward pressures on energy and commodity prices. On the inflation front, the RBI projected CPI inflation for fiscal 2027 at 4.6%, with the committee noting that core inflation excluding food and fuel had averaged just 2.1% in January-February 2026, reflecting benign underlying price momentum prior to the conflict. The possibility of El Niño conditions adds further uncertainty to food prices. On growth, the RBI projected GDP for fiscal 2027 at approximately 6.9%, supported by strong domestic demand, a growing services sector, higher manufacturing capacity utilisation, and government measures to boost domestic manufacturing. The Indian economy continues to be supported by sound macroeconomic fundamentals and a series of structural reforms implemented over the past several years. In this backdrop, the Bank will remain focused on its long-term strategy, aligned with India's evolving economic landscape and growth potential, while being mindful of risks.

STRATEGY

In fiscal 2026, the Bank maintained its strategic focus on profitable growth in business within the guardrails of risk and compliance. The Bank grew its credit portfolio with a focus on granularity and saw healthy growth across segments. Customer-centricity continues to be at core to Bank's strategy, with the prime objective of serving customers' all banking needs in a holistic manner across ecosystems and micromarkets as 'One Bank, One Team'. The Bank has taken initiatives that underscored the ethos of 'Fair to Customer, Fair to Bank' and enhancing customers' trust in the Bank. The Bank is focused on the principles of 'Return of Capital' emphasising the need to onboarding quality counterparty and prioritise conservation of capital. The Bank has adopted 'Agile Risk Management' approach allowing us to identify, assess and mitigate risks proactively. The Bank has laid strong emphasis on strengthening operational resilience and enhancing delivery systems. The Bank sought to maintain and enhance its liability franchise. The Bank focused on maintaining a strong balance sheet, with adequate liquidity, prudent provisioning and healthy capital adequacy. The Bank's capital adequacy ratios were well above regulatory requirements as at March 31, 2026.

Going forward, the Bank's strategic approach is based on three pillars of principles, coverage and delivery framework. Integrity, transparency and fairness continue to be core in serving customers and each employee is expected to uphold these values while representing the organisation. The Risk Appetite and Enterprise Risk Management framework articulates the Bank's risk appetite and drills it down into a limit framework for various risk categories under which various business lines operate. The Bank aims to uphold a strong risk and compliance culture throughout the Bank. The Bank continues to make investments in technology and cybersecurity to strengthen the operational infrastructure, ensuring scalability and robustness. The Bank would continue to focus on customer 360-degree approach. The Bank believes there are significant opportunities for profitable growth across various sectors of the Indian economy. The Bank continues to deepen presence and harness business opportunities across ecosystems and micro markets in a unified manner. The Bank would focus on maximizing the profit before tax excluding treasury within the guardrails of compliance and risk management. The Bank will focus on growing its loan portfolio in a granular manner with a focus on risk and reward, with return of capital and containment of provisions within targeted levels being a key imperative. There are no specific targets for loan mix or segment-wise loan growth. The Bank would aim to continue to grow its deposit franchise, maintain a stable and healthy funding profile and competitive advantage in cost of funds, and invest in building capabilities for the future. The Bank would focus on maintaining a strong balance sheet, sufficient liquidity, prudent provisioning and healthy capital adequacy. The Bank remains committed to high standards of governance and becoming a trusted financial partner for customers while creating long-term sustainable value for all stakeholders.

See also "Integrated Report – Our Business Strategy".

MANAGEMENT DISCUSSION & ANALYSIS

STANDALONE FINANCIALS AS PER INDIAN GAAP

Summary

Profit before tax (excluding treasury gains) increased by 7.1% from ₹ 607.13 billion in fiscal 2025 to ₹ 650.21 billion in fiscal 2026. Core operating profit (i.e. profit before provisions and tax, excluding treasury gains) increased by 7.7% from ₹ 653.96 billion in fiscal 2025 to ₹ 704.01 billion in fiscal 2026 primarily due to an increase in net interest income by 8.4% and fee income by 7.8%, offset, in part, by an increase in operating expenses by 11.5%. Gain from treasury-related activities decreased by 37.0% from ₹ 19.03 billion in fiscal 2025 as compared to ₹ 11.98 billion in fiscal 2026. Provisions and contingencies (excluding provision for tax) increased by 14.9% from ₹ 46.83 billion in fiscal 2025 to ₹ 53.80 billion in fiscal 2026. Profit after tax increased from ₹ 472.27 billion in fiscal 2025 to ₹ 501.47 billion in fiscal 2026.

Net interest income increased by 8.5% from ₹ 811.65 billion in fiscal 2025 to ₹ 880.75 billion in fiscal 2026 primarily due to an increase in the average interest-earning assets. NIM was stable at 4.32% in fiscal 2025 and fiscal 2026.

Fee income increased by 7.8% from ₹ 238.70 billion in fiscal 2025 to ₹ 257.42 billion in fiscal 2026. Dividend from subsidiaries/associates increased by 32.0% from ₹ 26.19 billion in fiscal 2025 to ₹ 34.58 billion in fiscal 2026. Operating expenses increased by 11.5% from ₹ 423.72 billion in fiscal 2025 to ₹ 472.34 billion in fiscal 2026.

Provisions and contingencies (excluding provision for tax) increased by 14.9% from ₹ 46.83 billion in fiscal 2025 to ₹ 53.80 billion in fiscal 2026 primarily due to an increase in specific provisions for non-performing loans and provision for standard assets, offset, in part, by a decrease in provision for investments and other assets. Provision for non-performing and other assets increased from ₹ 40.15 billion in fiscal 2025 to ₹ 62.08 billion in fiscal 2026.

The provision coverage ratio on NPAs decreased from 76.2% at March 31, 2025 to 75.8% at March 31, 2026.

The income tax expense increased from ₹ 153.89 billion in fiscal 2025 to ₹ 160.72 billion in fiscal 2026. The effective tax rate decreased from 24.6% in fiscal 2025 to 24.3% in fiscal 2026 primarily due to change in composition of income.

Net worth increased by 15.5% from ₹ 2,920.77 billion at March 31, 2025 to ₹ 3,373.71 billion at March 31, 2026 primarily due to accretion to reserves out of retained profit.

Total assets increased by 12.0% from ₹ 21,182.40 billion at March 31, 2025 to ₹ 23,725.30 billion at March 31, 2026. Total advances increased by 15.8% from ₹ 13,417.66 billion at March 31, 2025 to ₹ 15,538.93 billion at March 31, 2026 primarily due to an increase in domestic advances by 15.3%. Total investments decreased by 2.5% from ₹ 5,047.57 billion at March 31, 2025 to ₹ 4,922.17 billion at March 31, 2026. Cash and cash equivalents increased by 24.1% from ₹ 1,855.62 billion at March 31, 2025 to ₹ 2,303.35 billion at March 31, 2026.

Total deposits increased by 11.4% from ₹ 16,103.48 billion at March 31, 2025 to ₹ 17,946.25 billion at March 31, 2026. Term deposits increased by 12.2% from ₹ 9,366.19 billion at March 31, 2025 to ₹ 10,510.38 billion at March 31, 2026. Current and savings account (CASA) deposits increased by 10.4% from ₹ 6,737.29 billion at March 31, 2025 to ₹ 7,435.88 billion at March 31, 2026. Average current and savings account deposits increased by 9.7% from ₹ 5,606.25 billion at March 31, 2025 to ₹ 6,147.36 billion at March 31, 2026. Borrowings increased by 1.2% from ₹ 1,235.38 billion at March 31, 2025 to ₹ 1,249.94 billion at March 31, 2026.

The Bank had a business center (branch) network of 7,511 branches, and network of 12,087 ATMs/CRMs at March 31, 2026.

The Bank is subject to Basel III capital adequacy guidelines stipulated by RBI. The total capital adequacy ratio of the Bank at March 31, 2026 (after deducting proposed dividend for fiscal 2026 from capital funds) in accordance with RBI guidelines on Basel III was 17.18% as compared to 16.55% at March 31, 2025. The Tier-1 capital adequacy ratio was 16.35% at March 31, 2026 as compared to 15.94% at March 31, 2025. The Common Equity Tier 1 (CET-1) ratio was 16.35% at March 31, 2026 as compared to 15.94% at March 31, 2025.



MANAGEMENT DISCUSSION & ANALYSIS

OPERATING RESULTS DATA

The following table sets forth, for the periods indicated, the operating results data.

₹ in billion, except percentages

Particulars	Fiscal 2025	Fiscal 2026	% change
Interest income	₹ 1,632.64	₹ 1,699.46	4.1%
Interest expense	820.99	818.71	(0.3)
Net interest income	**811.65**	**880.75**	**8.5**
Fee income[1]	238.70	257.42	7.8
Dividend from subsidiaries /associates	26.19	34.58	32.0
Other income	1.14	3.60	-
Core operating income	**1,077.68**	**1,176.35**	**9.2**
Operating expenses	423.72	472.34	11.5
Core operating profit	**653.96**	**704.01**	**7.7**
Provisions, net of write-backs	46.83	53.80	14.9
Profit before tax excluding treasury gains	**607.13**	**650.21**	**7.1**
Treasury gains	19.03	11.98	(37.0)
Profit before tax	**626.16**	**662.19**	**5.8**
Tax, including deferred tax	153.89	160.72	4.4
Profit after tax	**₹ 472.27**	**₹ 501.47**	**6.2%**

[1.] *Includes merchant foreign exchange income, margin on customer derivative transactions and income on sale of priority sector lending certificates (PSLCs)*

[2.] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

[3.] *Prior period figures have been re-grouped/re-arranged, where necessary.*

Key ratios

The following table sets forth, for the periods indicated, the key financial ratios.

Particulars	Fiscal 2025	Fiscal 2026
Net interest margin (%)	4.32	**4.32**
Cost to income (%)[3]	38.64	**39.75**
Provisions to core operating profit (%)	7.16	**7.64**
Return on average equity (%)[1]	17.95	**15.97**
Return on average assets (%)[2]	2.40	**2.32**
Earnings per share (₹)	67.01	**70.21**
Book value per share (₹)	410.11	**471.18**

[1.] *Return on average equity is the ratio of the net profit after tax to the quarterly average equity share capital and reserves.*

[2.] *Return on average assets is the ratio of net profit after tax to average assets.*

[3.] *Cost represents operating expenses. Income represents net interest income and non-interest income.*

MANAGEMENT DISCUSSION & ANALYSIS

Net interest income and spread analysis

The following table sets forth, for the periods indicated, the net interest income and spread analysis.

₹ in billion, except percentages

Particulars	Fiscal 2025	Fiscal 2026	% change
Interest income	₹ 1,632.64	₹ **1,699.46**	4.1%
Interest expense	820.99	**818.71**	(0.3)
Net interest income	**811.65**	**880.75**	**8.5**
Average interest-earning assets	18,784.55	**20,407.73**	8.6
Average interest-bearing liabilities	₹ 16,093.66	₹ **17,240.99**	7.1%
Net interest margin	**4.32%**	**4.32%**	-
Average yield	8.69%	**8.33%**	-
Average cost of funds	5.10%	**4.75%**	-
Interest spread	3.59%	**3.58%**	-

1. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Net interest income increased by 8.5% from ₹ 811.65 billion in fiscal 2025 to ₹ 880.75 billion in fiscal 2026 primarily due to an increase of 8.6% in the average interest-earning assets.

Net interest margin was stable at 4.32% in fiscal 2025 and fiscal 2026. The yield on average interest-earning assets decreased by 36 basis points from 8.69% in fiscal 2025 to 8.33% in fiscal 2026 primarily due to a decrease in yield on average advances and investments, offset, in part, by increase in yield on other interest earning assets. The cost of funds decreased by 35 basis points from 5.10% in fiscal 2025 to 4.75% in fiscal 2026 primarily due to a decrease in cost of term deposits and saving deposits. The interest spread decreased by 1 basis points from 3.59% in fiscal 2025 to 3.58% in fiscal 2026.

The following table sets forth, for the periods indicated, the trend in yield, cost, spread and margin.

Particulars	Fiscal 2025	Fiscal 2026
Yield on interest-earning assets	**8.69%**	**8.33%**
- On advances	9.76	**9.19**
- On investments	7.20	**7.03**
- On SLR investments	7.23	**7.07**
- On other investments	7.02	**6.82**
- On other interest-earning assets	3.11	**4.07**
Cost of interest-bearing liabilities	**5.10**	**4.75**
- Cost of deposits	4.91	**4.62**
- Current and savings account (CASA) deposits	2.23	**1.80**
- Term deposits	6.63	**6.41**
- Cost of borrowings	6.70	**6.21**
Interest spread	**3.59**	**3.58**
Net interest margin	**4.32%**	**4.32%**



MANAGEMENT DISCUSSION & ANALYSIS

The yield on average interest-earning assets decreased by 36 basis points from 8.69% in fiscal 2025 to 8.33% in fiscal 2026 primarily due to the following factors:

- The yield on domestic advances decreased by 56 basis points from 9.85% in fiscal 2025 to 9.29% in fiscal 2026. The decrease in yield is primarily due to repo rate reduction and incremental lending at lower yields. Of the total domestic loan book 55.3% has interest rate linked to repo rate and other external benchmarks, 31.5% has fixed interest rates and 13.2% has interest rate linked to MCLR and other older benchmarks.

  Reserve Bank of India decreased the repo rate by 100 basis points from 6.25% in February 2025 to 5.25% until March 2026. The future movement in the yield on advances will depend on the increase/decrease in the repo rate and the systemic interest rates.

  The yield on overseas advances decreased by 120 basis points from 6.11% in fiscal 2025 to 4.91% in fiscal 2026 primarily due to reduction in benchmark SOFR rate.

- The yield on average interest-earning investments decreased by 17 basis points from 7.20% in fiscal 2025 to 7.03% in fiscal 2026.

  The yield on Indian government securities decreased by 16 basis points from 7.23% in fiscal 2025 to 7.07% in fiscal 2026 primarily due to new investment in government securities at lower market yields.

  The yield on non-SLR investments decreased by 20 basis points from 7.02% in fiscal 2025 to 6.82% in fiscal 2026. The yield on domestic non-SLR investments decreased by 15 basis points from 7.21% in fiscal 2025 to 7.06% in fiscal 2026 primarily due to a decrease in yield on commercial papers and pass through certificates and an increase in proportion of certificate of deposits which are lower yielding. The yield on overseas non-SLR investments decreased by 98 basis points from 4.84% in fiscal 2025 to 3.86% in fiscal 2026 primarily due to a decrease in yield on foreign government securities.

- The yield on other interest-earning assets increased by 96 basis points from 3.11% in fiscal 2025 to 4.07% in fiscal 2026, primarily due to an increase in income on non-trading swaps, increase in interest on income tax refund, increase in average balance with US Federal Reserve, decrease in proportion of RIDF deposits, decrease in average balance with RBI which does not earn any interest, offset, in part, by a decrease in yield on balance with US Federal Reserve.

Further, interest on income tax refund increased from ₹ 0.84 billion in fiscal 2025 to ₹ 7.11 billion in fiscal 2026. The impact of income tax refund on NIM is 3 basis points in fiscal 2026. These receipts are neither consistent nor predictable and the amount and timing of such income depend on the nature and timing of determinations by tax authorities.

The cost of funds decreased by 35 basis points from 5.10% in fiscal 2025 to 4.75% in fiscal 2026 primarily due to the following factors:

- The cost of average deposits decreased by 29 basis points from 4.91% in fiscal 2025 to 4.62% in fiscal 2026 primarily due to a decrease in cost of domestic savings and term deposits. The cost of domestic savings account deposits decreased by 56 basis points from 3.16% in fiscal 2025 to 2.60% in fiscal 2026 primarily due to rate reduction. The cost of domestic term deposits decreased by 21 basis points from 6.65% in fiscal 2025 to 6.44% in fiscal 2026 primarily due to repricing of deposits at lower rates. The cost of overseas term deposit decreased by 100 basis points from 5.17% in fiscal 2025 to 4.17% in fiscal 2026 primarily due to change in interest rates.

  The average CASA deposits as a percentage of total deposit were 38.9% in fiscal 2026 as compared to 39.0% in fiscal 2025.

- The cost of borrowings decreased by 49 basis points from 6.70% in fiscal 2025 to 6.21% in fiscal 2026. The cost of domestic borrowings decreased by 40 basis points from 6.79% in fiscal 2025 to 6.39% in fiscal 2026 primarily due to a decrease in cost and average balance of interbank participatory certificate, decrease in RBI borrowings under liquidity adjustment facility, refinance and redemption of higher cost privately placed deep discount bonds. The cost of overseas borrowings decreased by 106 basis points from 5.64% in fiscal 2025 to 4.58% in fiscal 2026 primarily due to a decrease in cost of term borrowings, offset, in part, by an increase in proportion of term borrowings. Cost of term

MANAGEMENT DISCUSSION & ANALYSIS

borrowings decreased primarily due to a reduction in the benchmark SOFR rate and repayment of higher cost borrowings.

The Bank's interest income, yield on advances, net interest income and net interest margin are impacted by systemic liquidity, the competitive environment, level of additions to non-performing loans, regulatory developments, monetary policy and economic and geopolitical factors. Interest rates on about 55.3% of Bank's domestic loans are linked to external benchmarks. The differential movements in the external benchmark rates compared to cost of funds of the Bank, impacts the Bank's net interest income and net interest margin.

The following table sets forth, for the period indicated, the trend in average interest-earning assets and average interest-bearing liabilities:

₹ in billion, except percentages

Particulars	Fiscal 2025	Fiscal 2026	% change
Advances	₹ 12,954.29	₹ **14,216.34**	9.7%
Interest-earning investments[1]	4,582.39	**4,779.55**	4.3
Other interest-earning assets	1,247.87	**1,411.84**	13.1
Total interest-earning assets	**18,784.55**	**20,407.73**	**8.6**
Deposits	14,378.66	**15,806.62**	9.9
Borrowings[1]	1,715.00	**1,434.37**	(16.4)
Total interest-bearing liabilities	₹ **16,093.66**	₹ **17,240.99**	**7.1%**

[1]. *Average investments and average borrowings include average short-term repurchase transactions.*

[2]. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The average volume of interest-earning assets increased by 8.6% from ₹ 18,784.55 billion in fiscal 2025 to ₹ 20,407.73 billion in fiscal 2026 primarily due to an increase in average advances by ₹ 1,262.05 billion, average investments by ₹ 197.16 billion and average other interest-earning assets by ₹ 163.97 billion.

Average advances increased by 9.7% from ₹ 12,954.29 billion in fiscal 2025 to ₹ 14,216.34 billion in fiscal 2026 due to an increase of 9.9% in average domestic advances, offset, in part, by an increase of 3.4% in average overseas advances.

Average interest-earning investments increased by 4.3% from ₹ 4,582.39 billion in fiscal 2025 to ₹ 4,779.55 billion in fiscal 2026. Average interest-earning investments in Indian government securities increased by 3.0% from ₹ 3,854.47 billion in fiscal 2025 to ₹ 3,970.31 billion in fiscal 2026. Average interest-earning non-SLR investments increased by 11.2% from ₹ 727.92 billion in fiscal 2025 to ₹ 809.24 billion in fiscal 2026.

Average other interest-earning assets increased by 13.1% from ₹ 1,247.87 billion in fiscal 2025 to ₹ 1,411.84 billion in fiscal 2026 primarily due to an increase in balance with US Federal Reserve, margin paid on treasury related products, call and term money lent, offset, in part, by a decrease in RIDF deposits and balance with RBI.

Average interest-bearing liabilities increased by 7.1% from ₹ 16,093.66 billion in fiscal 2025 to ₹ 17,240.99 billion in fiscal 2026 primarily due to an increase in average deposits by ₹ 1,427.96 billion, offset, in part, by a decrease in average borrowings by ₹ 280.63 billion.

Average deposits increased by 9.9% from ₹ 14,378.66 billion in fiscal 2025 to ₹ 15,806.62 billion in fiscal 2026 due to an increase in average term deposits by ₹ 886.87 billion and average CASA deposits by ₹ 541.11 billion.

Average borrowings decreased by 16.4% from ₹ 1,715.00 billion in fiscal 2025 to ₹ 1,434.37 billion in fiscal 2026 primarily due to a decrease in inter-bank participatory certificates, privately placed bonds, bullion borrowings, term money borrowings and refinance borrowings.

Fee income

Fee income primarily includes fees from retail customers such as loan processing fees, fees from cards business,



MANAGEMENT DISCUSSION & ANALYSIS

account servicing charge, income from foreign exchange transactions and third-party referral fees and commercial banking fees such as loan processing fees and transaction banking fees, income from foreign exchange transactions and margin on derivative transactions.

Fee income increased by 7.8% from ₹ 238.70 billion in fiscal 2025 to ₹ 257.42 billion in fiscal 2026 primarily due to an increase in lending linked fees, income from forex and derivatives products, transaction banking fees and deposit linked fees.

Dividend from subsidiaries/associates

Dividend from subsidiaries/associates increased by 32.0% from ₹ 26.19 billion in fiscal 2025 to ₹ 34.58 billion in fiscal 2026.

The following table sets forth, for the periods indicated, the details of dividend received from subsidiaries/associates:

₹ in billion

Name of the entity	Fiscal 2025	Fiscal 2026
ICICI Prudential Asset Management company Limited	10.26	**13.61**
ICICI Securities Limited	4.11	**8.60**
ICICI Lombard General Insurance Company Limited	2.94	**3.45**
ICICI Securities Primary Dealership Limited	3.48	**3.30**
ICICI Venture Funds Management Company Limited	0.15	**1.58**
ICICI Bank UK PLC	1.09	**1.40**
ICICI Bank Canada	3.01	**1.17**
ICICI Home Finance Company Limited	0.60	**0.73**
ICICI Prudential Life Insurance Company Limited	0.44	**0.63**
India Infradebt Limited	0.11	**0.11**
ICICI Prudential Trust Limited[1]	0.00	**0.00**
Total	**26.19**	**34.58**

[1] *0.00 represents insignificant amount*

[2] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Other income

Other income increased from ₹ 1.14 billion in fiscal 2025 to ₹ 3.60 billion in fiscal 2026 primarily due to sale of non-banking assets.

Operating expenses

The following table sets forth, for the periods indicated, the principal components of operating expenses.

₹ in billion, except percentages

Particulars	Fiscal 2025	Fiscal 2026	% change
Payments to and provisions for employees	₹ 165.41	₹ 179.75	8.7%
Other administrative expenses	258.31	**292.59**	13.3
Total operating expenses	**₹ 423.72**	**₹ 472.34**	**11.5%**

[1] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Operating expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Operating expenses increased by 11.5% from ₹ 423.72 billion in fiscal 2025 to ₹ 472.34 billion in fiscal 2026.

MANAGEMENT DISCUSSION & ANALYSIS

Payments to and provisions for employees

Employee expenses increased by 8.7% from ₹ 165.41 billion in fiscal 2025 to ₹ 179.75 billion in fiscal 2026 primarily due to increase in payroll cost, provision for performance bonus and performance-linked retention pay, provision requirement for retirement benefit obligations and fair value accounting of employee stock options. Salary cost increased primarily due to impact of annual increment and promotions, offset, in part, by a decrease in average staff strength (number of employees at March 31, 2026: 124,324 and at March 31, 2025: 130,957).

The employee base includes sales executives, employees on fixed term contracts and interns.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisements, sales promotion, repairs and maintenance, direct marketing expenses, depreciation, premium paid towards priority sector lending certificates and other expenditure. Other administrative expenses increased by 13.3% from ₹ 258.31 billion in fiscal 2025 to ₹ 292.59 billion in fiscal 2026 primarily due to an increase in technology related expenses, reward point expenses, premium paid towards Priority Sector Lending Certificates and advertisement and sales promotion expenses.

PROFIT/(LOSS) ON TREASURY-RELATED ACTIVITIES (NET)

Income from treasury-related activities includes income from sale of investments and changes in unrealised profit/(loss) on account of revaluation of investments in the fixed income portfolio, equity and preference portfolio and units of venture funds and security receipts. Further, it also includes income from foreign exchange transactions comprising various foreign exchange and derivative products, including options and swaps.

Income from treasury-related activities decreased from ₹ 19.03 billion in fiscal 2025 to ₹ 11.98 billion in fiscal 2026.

PROVISIONS AND CONTINGENCIES (EXCLUDING PROVISIONS FOR TAX)

The following tables set forth, for the periods indicated, the components of provisions and contingencies.

₹ in billion, except percentages

Particulars	Fiscal 2025	Fiscal 2026	% change
Provision for non-performing and other assets[1]	₹ 40.15	₹ 62.08	54.6%
Provision for investments (including credit substitutes) (net)	8.47	(6.55)	-
Provision for standard assets	5.75	7.68	33.6%
Others	(7.56)	(9.41)	24.5%
Total provisions and contingencies (excluding provision for tax)	**₹ 46.81**	**₹ 53.80**	**14.9%**

[1]. Includes restructuring related provision.

[2]. All amounts have been rounded off to the nearest ₹ 10.0 million.

Provisions and contingencies (excluding provisions for tax) increased from ₹ 46.81 billion in fiscal 2025 to ₹ 53.80 billion in fiscal 2026.

Provision for non-performing and other assets was ₹ 40.15 billion in fiscal 2025 as compared to ₹ 62.08 billion in fiscal 2026. Provision for fiscal 2025 included reversal of provision on sale of non-retail non-performing loans to assets reconstruction companies. The Bank continues to hold full provision against the security receipts received against these non-retail non-performing loans.

During fiscal 2026, following annual supervisory review, RBI has directed the Bank to make a standard asset provision of ₹ 12.83 billion in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. There is no change in asset classification or in the terms and conditions applicable to the borrowers or in the repayment behaviour of borrowers as per these terms. This additional standard



MANAGEMENT DISCUSSION & ANALYSIS

asset provision will continue until the loans are repaid or renewed in conformity with the PSL classification guidelines.

The provision coverage ratio (excluding cumulative technical/prudential write-offs) on NPAs decreased from 76.2% at March 31, 2025 to 75.8% at March 31, 2026.

Provision for investments decreased from ₹ 8.47 billion in fiscal 2025 to write-back of ₹ 6.55 billion in fiscal 2026. During fiscal 2026, the Bank primarily wrote-back a provision of ₹ 5.04 billion on redemption of security receipts and on debentures of ₹ 1.57 billion on account of receipt of funds, units and conversion into equity shares. During fiscal 2025, the Bank had made a provision of ₹ 16.05 billion on security receipts received on conversion of loans (the Bank was already holding an equivalent provision against these loans), offset, in part, by write-back of provision of ₹ 3.91 billion on investments in Alternate Investment Funds,

₹ 2.39 billion on redemption of security receipts and ₹ 0.39 billion on equity shares due to an increase in share price.

Provision for standard assets increased from ₹ 5.75 billion in fiscal 2025 to ₹ 7.68 billion in fiscal 2026 primarily due to increase in standard advances book. The Bank's cumulative general provision held at March 31, 2026 was ₹ 73.18 billion (March 31, 2025: ₹ 64.45 billion).

The write-back in other provisions and contingencies was ₹ 7.56 billion in fiscal 2025 as compared to a write-back of ₹ 9.41 billion in fiscal 2026.

TAX EXPENSE

The income tax expense increased from ₹ 153.89 billion in fiscal 2025 to ₹ 160.72 billion in fiscal 2026. The effective tax rate decreased from 24.6% in fiscal 2025 to 24.3% in fiscal 2026 primarily due to change in composition of income.

FINANCIAL CONDITION

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

₹ in billion, except percentages

Assets	At March 31, 2025	At March 31, 2026	% change
Cash and bank balances	₹ 1,855.62	₹ 2,303.35	24.1%
Investments	5,047.57	4,922.17	(2.5)
- Government and other approved investments[1]	3,996.86	3,878.65	(3.0)
- Equity investment in subsidiaries	191.36	220.26	15.1
- Other investments	859.34	823.26	(4.2)
Advances (net of BRDS/IBPC)[2]	13,417.66	15,538.93	15.8
- Domestic	13,109.81	15,115.98	15.3
- Overseas branches	307.85	422.95	37.4
Fixed assets (including leased assets)	128.39	139.22	8.4
Other assets	733.16	821.64	12.1
- RIDF and other related deposits[3]	134.93	103.66	(23.2)
Total assets	**₹ 21,182.40**	**₹ 23,725.31**	**12.0%**

1. *Banks in India are required to maintain a specified percentage, currently 18.00% (at March 31, 2026), of their net demand and time liabilities by way of investments in instruments referred as SLR securities by RBI or liquid assets like cash and gold.*

2. *Bill Rediscounting Scheme (BRDS)/Interbank Participatory Certificate (IBPC).*

3. *Deposits made in Rural Infrastructure Development Fund and other related deposits pursuant to shortfall in the amount required to be lent to certain specified sectors called priority sector as per RBI guidelines.*

4. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

MANAGEMENT DISCUSSION & ANALYSIS

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in hand and balances with RBI and other banks, including money at call and short notice. Cash and cash equivalents increased by 24.1% from ₹ 1,855.62 billion at March 31, 2025 to ₹ 2,303.35 billion at March 31, 2026. The increase is primarily due to an increase in money at call and short notice by ₹ 317.35 billion, increase in balance with US Federal Reserve by ₹ 80.68 billion and increase in balances with RBI by ₹ 20.34 billion.

INVESTMENTS

Total investments decreased by 2.5% from ₹ 5,047.57 billion at March 31, 2025 to ₹ 4,922.17 billion at March 31, 2026. Investments in Indian government securities decreased by 3.0% from ₹ 3,996.87 billion at March 31, 2025 to ₹ 3,878.65 billion at March 31, 2026. Non-SLR investments decreased by 0.7% from ₹ 859.34 billion at March 31, 2025 to ₹ 823.26 billion at March 31, 2026.

Domestic investments decreased by 2.9% from ₹ 4,977.59 billion at March 31, 2025 to ₹ 4,832.43 billion at March 31, 2026. Overseas investments increased by 28.2% from ₹ 69.98 billion at March 31, 2025 to ₹ 89.74 billion at March 31, 2026.

ADVANCES

Net advances (gross of BRDS/IBPC) increased by 14.1% from ₹ 13,693.68 billion at March 31, 2025 to ₹ 15,620.33 billion at March 31, 2026. Net advances (net of BRDS/IBPC) increased by 15.8% from ₹ 13,417.66 billion at March 31, 2025 to ₹ 15,538.93 billion at March 31, 2026.

Domestic advances increased by 15.3% from ₹ 13,109.81 billion at March 31, 2025 to ₹ 15,115.98 billion at March 31, 2026 primarily due to an increase in retail advances and business banking portfolio. Net retail advances increased by 9.4% from ₹ 7,172.23 billion at March 31, 2025 to ₹ 7,847.57 billion at March 31, 2026. Business banking portfolio increased by 24.2% from ₹ 2,633.67 billion at March 31, 2025 to ₹ 3,271.48 billion at March 31, 2026. Advances of rural business was ₹ 1,013.76 billion at March 31, 2026 as compared to ₹ 783.40 billion at March 31, 2025. The domestic corporate portfolio increased by 6.3% from ₹ 2,709.42 billion at March 31, 2025 to ₹ 2,880.26 billion at March 31, 2026.

Net advances of overseas branches increased by 37.4% from ₹ 307.85 billion at March 31, 2025 to ₹ 422.95 billion at March 31, 2026.

FIXED AND OTHER ASSETS

Fixed assets (net block) increased by 8.4% from ₹ 128.39 billion at March 31, 2025 to ₹ 139.22 billion at March 31, 2026.

Other assets increased by 12.1% from ₹ 733.16 billion at March 31, 2025 to ₹ 821.63 billion at March 31, 2026 primarily due to an increase in mark-to-market on forex and derivative transactions and other advances and deposits offset, in part, by decrease in RIDF deposits.



MANAGEMENT DISCUSSION & ANALYSIS

LIABILITIES

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

₹ in billion, except percentages

Liabilities	At March 31, 2025	At March 31, 2026	% change
Networth	₹ 2,920.77	₹ 3,373.71	15.5%
- Equity share capital	34.95	41.14	17.7
- Reserves	2,885.82	3,332.57	15.5
Deposits	16,103.48	17,946.25	11.4
- Savings deposits	4,407.72	4,756.06	7.9
- Current deposits	2,329.57	2,679.82	15.0
- Term deposits	9,366.19	10,510.38	12.2
Borrowings (excluding subordinated debt)	1,215.87	1,196.21	(1.6)
- Domestic	971.71	925.35	(4.8)
- Overseas branches	244.16	270.86	10.9
Subordinated debt (included in Tier-1 and Tier-2 capital)	19.51	53.73	-
Other liabilities	922.77	1,155.41	25.2
Total liabilities	**₹ 21,182.40**	**₹ 23,725.31**	**12.0%**

1. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

DEPOSITS

Deposits increased by 11.4% from ₹ 16,103.48 billion at March 31, 2025 to ₹ 17,946.25 billion at March 31, 2026.

Term deposits increased by 12.2% from ₹ 9,366.19 billion at March 31, 2025 to ₹ 10,510.38 billion at March 31, 2026. Savings account deposits increased by 7.9% from ₹ 4,407.72 billion at March 31, 2025 to ₹ 4,756.06 billion at March 31, 2026 and current account deposits increased by 15.0% from ₹ 2,329.57 billion at March 31, 2025 to ₹ 2,679.82 billion at March 31, 2026. CASA deposits increased by 10.4% from ₹ 6,737.29 billion at March 31, 2025 to ₹ 7,435.88 billion at March 31, 2026.

Average savings account deposits increased by 7.6% from ₹ 3,949.99 billion at March 31, 2025 to ₹ 4,251.47 billion at March 31, 2026 and average current account deposits increased by 14.5% from ₹ 1,656.27 billion at March 31, 2025 to ₹ 1,895.89 billion at March 31, 2026. Average current and savings account deposits increased by 9.7% from ₹ 5,606.25 billion at March 31, 2025 to ₹ 6,147.36 billion at March 31, 2026. Average CASA ratio was 38.9% at March 31, 2026 compared to 39.0% at March 31, 2025.

Deposits of overseas branches increased from ₹ 185.68 billion at March 31, 2025 to ₹ 278.59 billion at March 31, 2026.

Total deposits at March 31, 2026 formed 93.5% of the funding (i.e., deposits and borrowings) as compared to 92.9% at March 31, 2025.

BORROWINGS

Borrowings increased by 1.2% from ₹ 1,235.38 billion at March 31, 2025 to ₹ 1,249.94 billion at March 31, 2026. Net borrowings of overseas branches increased from ₹ 244.16 billion at March 31, 2025 to ₹ 270.86 billion at March 31, 2026.

OTHER LIABILITIES

Other liabilities increased by 25.2% from ₹ 922.77 billion at March 31, 2025 to ₹ 1,155.40 billion at March 31, 2026 primarily due to an increase in mark to market on forex and derivative transactions and miscellaneous liabilities.

EQUITY SHARE CAPITAL AND RESERVES

Equity share capital and reserves increased by 15.5% from ₹ 2,920.77 billion at March 31, 2025 to ₹ 3,373.71

MANAGEMENT DISCUSSION & ANALYSIS

billion at March 31, 2026 primarily due to accretion to reserves out of retained profit. The Bank is subject to Basel III capital adequacy guidelines stipulated by RBI. The total capital adequacy ratio of the Bank at March 31, 2026 (after deducting proposed dividend for fiscal 2026 from capital funds) in accordance with RBI guidelines on Basel III was 17.18% as compared to 16.55% at March 31, 2025. The Tier-1 capital adequacy ratio was 16.35% at March 31, 2026 as compared to 15.94% at March 31, 2025. The Common Equity Tier 1 (CET-1) ratio was 16.35% at March 31, 2026 as compared to 15.94% at March 31, 2025.

Off balance sheet items, commitments and contingencies

The following table sets forth, for the periods indicated, the principal components of contingent liabilities.

₹ in billion

Particulars	At March 31, 2025	At March 31, 2026
Claims against the Bank, not acknowledged as debts	₹ 104.03	₹ 94.45
Liability for partly paid investments	0.02	0.01
Notional principal amount of outstanding forward exchange contracts	17,294.92	14,772.51
Guarantees given on behalf of constituents	1,784.50	2,112.78
Acceptances, endorsements and other obligations	666.37	779.14
Notional principal amount of currency swaps	769.31	510.22
Notional principal amount of interest rate swaps and currency options and interest rate futures	39,694.11	25,626.29
Other items for which the Bank is contingently liable	83.87	101.06
Total	**₹ 60,397.13**	**₹ 43,996.46**

[1]   *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The Bank is an active market participant in the interest rate and foreign exchange derivative market for trading and market making purposes, which are carried out primarily for customer transactions and managing the proprietary position on interest rate and foreign exchange risk. The Bank enters into foreign exchange contracts in its normal course of business, to exchange currencies at a prefixed price at a future date. This item represents the notional principal amount of such contracts, which are derivative instruments. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower. The notional amount of interest rate swaps and currency options decreased from ₹ 39,694.11 billion at March 31, 2025 to ₹ 25,626.29 billion at March 31, 2026 as part of portfolio rationalisation. The notional principal amount of outstanding forward exchange contracts decreased from ₹ 17,294.92 billion at March 31, 2025 to ₹ 14,772.51 billion at March 31, 2026 as part of portfolio rationalisation.

The Bank records foreign exchange contracts and derivatives transactions with either hedging/balance sheet management intent or with a trading intent. All the transactions done for trading purposes are fair valued and the hedging/balance sheet management transactions (such trades are done with external counterparties only) are accounted as per the RBI guidelines/Accounting Standards.

CONCENTRATION OF EXPOSURES[1]

The Bank follows a policy of portfolio diversification and evaluates its total financing exposure to a particular industry in the light of its forecasts of growth and profitability for that industry. The Bank's Credit Risk Management Group monitors all major sectors of the economy and



MANAGEMENT DISCUSSION & ANALYSIS

specifically tracks industries in which the Bank has credit exposures. The Bank monitors developments in various sectors to assess potential risks in its portfolio and new business opportunities. The Bank's policy is to limit its portfolio to any particular industry (other than retail loans) to 15.0% of its total exposure. In addition, the Bank has a framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track record of the borrowers. The exposure limits for lower rated borrowers and groups are substantially lower than the regulatory limits.

The following tables set forth, at the dates indicated, the composition of the Bank's exposure.

₹ in billion, except percentages

Industry	March 31, 2025		March 31, 2026	
	Total exposure	% of total exposure	Total exposure	% of total exposure
Retail finance[1]	10,097.78	37.4	**11,285.62**	**36.1**
Services – finance	2,183.87	8.1	**2,208.51**	**7.1**
Wholesale/retail trade	1,745.96	6.5	**2,187.55**	**7.0**
Banks	1,336.21	4.9	**1,499.44**	**4.8**
Services – non-finance	1,183.62	4.4	**1,487.05**	**4.8**
Rural retail	1,128.20	4.2	**1,227.32**	**3.9**
Electronics and engineering	1,195.65	4.4	**1,223.83**	**3.9**
Construction	725.63	2.7	**1,043.68**	**3.3**
Crude petroleum/refining and petrochemicals	743.73	2.8	**966.06**	**3.1**
Real estate activities	710.54	2.6	**914.74**	**2.9**
Road, ports, telecom, urban development and other infrastructure	857.64	3.2	**892.53**	**2.9**
Iron and steel (including iron and steel products)	645.08	2.4	**744.16**	**2.4**
Chemical and fertilisers	535.01	2.0	**680.03**	**2.2**
Power	501.67	1.9	**595.82**	**1.9**
Manufacturing products (excluding metal and metal products)	439.98	1.6	**546.41**	**1.7**
Automobiles	390.16	1.4	**452.50**	**1.4**
Textile	334.72	1.2	**395.31**	**1.3**
Gems & jewellery	231.74	0.9	**352.68**	**1.1**
Food & beverages	304.86	1.1	**347.43**	**1.1**
Other industries[2]	1,713.30	6.3	**2,184.37**	**7.1**
Total	**27,005.35**	**100.0**	**31,235.04**	**100.0**

[1.] *Includes home loans, automobile loans, commercial business loans, personal loans, credit cards and loans against securities.*

[2.] *Other industries primarily include mutual funds, mining, cement, shipping, drugs and pharmaceuticals, metal and metal products (excluding iron and steel) and FMCG.*

[3.] *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The exposure to the top 20 non-bank borrowers as a percentage of total exposure decreased from 7.5% of total exposure of the Bank at March 31, 2025 to 6.4% at March 31, 2026. All top 20 borrowers as of March 31, 2026 are rated A- and above internally. The exposure to the top 10 borrower groups increased from 9.6% of total exposure of the Bank at March 31, 2025 to 10.3% at March 31, 2026.

MANAGEMENT DISCUSSION & ANALYSIS

The following table sets forth, at the dates indicated, the composition of the Bank's outstanding net advances:

₹ in billion

Particulars	March 31, 2025	March 31, 2026
Advances	13,417.66	**15,538.93**
- Domestic book	13,109.81	**15,115.98**
- Retail	7,172.23	**7,847.57**
- Rural	783.40	**1,013.76**
- Business banking	2,633.67	**3,271.48**
- Corporate and others	2,520.51	**2,983.17**
- Overseas book	307.85	**422.95**

[1.] Net of Bill Rediscounting Scheme (BRDS)/Interbank Participatory Certificate (IBPC).

Net retail advances increased by 9.4% in fiscal 2026 compared to an increase of 15.8% in total advances. The share of net retail advances was 50.5% of net advances at March 31, 2026 as compared to 53.5% of net advances at March 31, 2025. Including non-fund based outstanding, the share of retail portfolio was 41.8% of the total portfolio at March 31, 2026.

The business banking portfolio comprises exposures to borrowers with a turnover of up to ₹ 7.50 billion. The business banking portfolio grew by 24.2% to ₹ 3,271.48 billion in fiscal 2026, accounting for 21.1% of the net advances.

The Bank's domestic Corporate and others portfolio grew by 18.4% to ₹ 2,983.17 billion in fiscal 2026, accounting for 19.2% of the net advances.

The overseas loan portfolio, in US dollar terms, increased by 23.8% year-on-year at March 31, 2026. The year-on-year increase in the overseas loan portfolio was primarily on account of market opportunities in well rated Indian corporates and their subsidiaries and joint ventures. The overseas loan portfolio was 2.7% of the overall loan book at March 31, 2026. The corporate fund and non-fund outstanding, net of cash/bank/financial institutions, was USD 3.87 billion at March 31, 2026. Out of USD 3.87 billion, 94.2% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 4.9% of the outstanding was to non-India companies with Indian or India-linked operations and activities. The portfolio in this segment is primarily to well-rated companies and the Indian operations of these companies are target customers for the Bank. The Bank would continue to pursue risk-calibrated opportunities in this segment. The non-India linked corporate portfolio reduced by 16.1% from about USD 265.2 million year-on-year to USD 222.6 million at March 31, 2026.

The following table sets forth, at the dates indicated, the composition of the Bank's net outstanding retail advances.

₹ in billion, except percentages

	March 31, 2025		March 31, 2026	
	Total retail advances	**% of total retail advances**	**Total retail advances**	**% of total retail advances**
Home loans	4,395.85	61.3	**4,969.37**	**63.3**
Personal loans	1,215.55	16.9	**1,305.25**	**16.6**
Automobile loans	629.09	8.8	**632.34**	**8.1**
Credit cards	573.41	8.0	**541.33**	**6.9**
Commercial business	336.32	4.7	**374.51**	**4.8**
Others[1]	22.01	0.3	**24.77**	**0.3**
Total retail advances	**7,172.23**	**100.0**	**7,847.57**	**100.0**

[1.] Includes loans against securities and dealer financing.

[2.] Gross of Bill Rediscounting Scheme (BRDS)/Interbank Participatory Certificate (IBPC) amounting to ₹ 161.5 billion at March 31, 2025.

[3.] All amounts have been rounded off to the nearest ₹ 10.0 million.



MANAGEMENT DISCUSSION & ANALYSIS

The following table sets forth, at the dated indicated, the composition of the Bank's net outstanding rural advances:

₹ in billion

Particulars	March 31, 2025	March 31, 2026
Farmer finance	302.15	355.52
Jewel loan[2]	313.79	482.05
Others[1]	167.46	176.19
Rural advances	783.40	1,013.76

1. Includes term loans for farm equipment, self-help groups, loans to microfinance institutions for on-lending to individuals and inventory funding etc.

2. Includes jewel loans to customers from rural and urban areas.

The following table sets forth, at the dates indicated, the rating wise categorisation of the Bank's net outstanding corporate portfolio:

₹ in billion, except percentages

Ratings category[1]	March 31, 2025	March 31, 2026
AA- and above	35.9%	26.5%
A+, A, A-	38.9	45.4
A- and above	74.8	71.9
BBB+, BBB, BBB-	24.1	27.2
BB and below[2]	0.8	0.5
Unrated	0.3	0.5
Total	100.0%	100.0%
Total net advances[3]	₹ 2,989.86	₹ 3,308.98

1. Based on internal ratings.

2. Includes net non-performing loans.

3. Includes domestic corporate and overseas loans.

Directed Lending

The following table sets forth, for the periods indicated, ICICI Bank's average priority sector lending:

Particulars	Fiscal 2025		Fiscal 2026		
	Amount (₹ billions)	% of adjusted net bank credit	Amount (₹ billions)	% of adjusted net bank credit	Target (% of adjusted net bank credit)
Agriculture Sector	2,025.15	18.0	2,294.06	17.8	18.0
- Small and marginal farmers	1,197.77	10.6	1,362.24	10.5	10.0
- Non-corporate farmers	1,627.61	14.5	1,768.17	13.7	14.0
Micro, small and medium enterprises	2,640.66	-	3,290.90	-	-
- Micro enterprises	882.04	7.8	1,181.30	9.1	7.5
Other priority sector	253.86	-	(355.86)	-	-
Total priority sector lending	4,919.67	43.7	5,229.10	40.5	40.0
- Weaker sections	1,377.63	12.2	1,638.67	12.7	12.0

1. The above includes the impact of Priority Sector Lending Certificate purchased/sold by the Bank.

MANAGEMENT DISCUSSION & ANALYSIS

Classification of loans

The following table sets forth, at the dates indicated, information regarding asset classification of the Bank's gross non-performing assets (net of write-offs, interest suspense and derivative income reversals).

₹ in billion

Particulars	March 31, 2025	March 31, 2026
Non-performing assets		
Sub-standard assets	91.94	**82.37**
Doubtful assets	78.65	**68.51**
Loss assets	71.07	**79.64**
Total non-performing assets[1]	**241.66**	**230.52**

[1] Include advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.

[2] All amounts have been rounded off to the nearest ₹ 10.0 million.

The following table sets forth, at the dates indicated, information regarding the Bank's non-performing assets (NPAs).

₹ in billion, except percentages

Year ended	Gross NPA[1]	Net NPA	Net customer assets	% of net NPA to net customer assets[2]
March 31, 2023	311.84	51.55	10,816.41	0.48
March 31, 2024	279.62	53.78	12,720.24	0.42
March 31, 2025	241.66	55.89	14,290.76	0.39
March 31, 2026	**230.52**	**54.59**	**16,339.02**	**0.33**

[1] Net of write-offs, interest suspense and derivatives income reversal.

[2] Include advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.

[3] All amounts have been rounded off to the nearest ₹ 10.0 million.

The following table sets forth, for the periods indicated, the composition of gross non-performing assets (net of write-offs) by industry sector.

₹ in billion, except percentages

	March 31, 2025		March 31, 2026	
	Amount	%	Amount	%
Retail finance[1]	83.76	34.7	**69.68**	**30.2**
Rural retail	43.40	18.0	**47.49**	**20.6**
Crude petroleum/refining and petrochemicals	16.91	7.0	**17.07**	**7.4**
Wholesale/retail trade	14.26	5.9	**17.13**	**7.4**
Electronics and engineering	12.49	5.2	**12.40**	**5.4**
Construction	12.12	5.0	**10.53**	**4.6**
Services – non-finance	9.76	4.0	**10.58**	**4.6**
Road, ports, telecom, urban development and other infrastructure	8.65	3.6	**6.28**	**2.7**
Iron/steel and products	4.73	2.0	**4.48**	**1.9**
Power	3.86	1.6	**3.69**	**1.6**
Mining	3.51	1.5	**3.75**	**1.6**
Gems and jewelry	2.37	1.0	**2.38**	**1.0**
Manufacturing products	1.42	0.6	**2.21**	**1.0**
Other industries[2]	24.42	9.9	**22.85**	**10.0**
Total	**241.66**	**100.0**	**230.52**	**100.0**

[1] Includes home loans, automobile loans, commercial business loans, dealer financing, personal loans, credit cards and loans against securities.

[2] Other industries primarily include textile, metal and metal products, shipping, food and beverages, chemical and fertilizers, services-finance, cement, drugs and pharmaceuticals, FMCG, automobiles and developer financing.

[3] All amounts have been rounded off to the nearest ₹ 10.0 million.



MANAGEMENT DISCUSSION & ANALYSIS

The gross additions to NPAs were ₹ 191.47 billion in fiscal 2026 (₹ 202.11 billion in fiscal 2025). The net additions to NPAs were ₹ 76.55 billion in fiscal 2026 (₹ 84.48 billion in fiscal 2025). In fiscal 2026, the Bank recovered/upgraded non-performing assets amounting to ₹ 114.92 billion (₹ 117.63 billion in fiscal 2025), wrote-off non-performing assets amounting to ₹ 84.24 billion (₹ 92.70 billion in fiscal 2025) and sold non-performing assets amounting to ₹ 3.45 billion (₹ 29.74 billion in fiscal 2025). As a result, gross NPAs (net of write-offs) of the Bank decreased from ₹ 241.66 billion at March 31, 2025 to ₹ 230.52 billion at March 31, 2026.

Net NPAs decreased from ₹ 55.89 billion at March 31, 2025 to ₹ 54.59 billion at March 31, 2026. The ratio of net NPAs to net customer assets decreased from 0.39% at March 31, 2025 to 0.33% at March 31, 2026. The provision coverage ratio at March 31, 2026 was 75.8% as compared to 76.2% at March 31, 2025.

At March 31, 2026, gross non-performing loans in the retail portfolio were 0.88% of gross retail loans compared to 1.16% at March 31, 2025 and net non-performing loans in the retail portfolio were 0.31% of net retail loans compared to 0.42% at March 31, 2025.

The total non-fund based outstanding to borrowers classified as non-performing was ₹ 21.74 billion at March 31, 2026 (March 31, 2025: ₹ 30.75 billion). The Bank held a provision of ₹ 11.95 billion at March 31, 2026 (March 31, 2025: ₹ 16.60 billion) against these non-fund based outstanding.

The gross outstanding loans to borrowers whose facilities have been restructured decreased from ₹ 19.56 billion at March 31, 2025 to ₹ 14.96 billion at March 31, 2026. The net outstanding loans to borrowers whose facilities have been restructured decreased from ₹ 18.66 billion at March 31, 2025 to ₹ 14.31 billion at March 31, 2026. The aggregate non-fund based outstanding to borrowers whose loans were restructured was ₹ 2.57 billion at March 31, 2026 (March 31, 2025: ₹ 2.50 billion). Additionally, Bank holds provision of ₹ 4.39 billion on restructured accounts.

At March 31, 2026, outstanding loans and non-fund facilities to borrowers in the corporate portfolio internally rated BB and below were ₹ 35.19 billion.

For a discussion on accounting policy for classification on loans, see "Financial Statement (Schedule 17- Significant Accounting Policies) – Provision/write-offs on loans and other credit facilities".

SEGMENT INFORMATION

RBI in its guidelines on "segmental reporting" has stipulated specified business segments and their definitions, for the purpose of public disclosures on business information for banks in India. The business segments as defined by RBI for standalone segmental report are Retail Banking, Wholesale Banking, Treasury and Other Banking. Additionally, Unallocated includes items such as income tax paid in advance net of provision for tax, deferred tax and provisions to the extent reckoned at entity level.

Framework for transfer pricing

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirement and directed lending requirements.

Retail banking segment

The profit before tax of the segment increased from ₹ 216.21 billion in fiscal 2025 to ₹ 232.44 billion in fiscal 2026 primarily due to an increase in net interest income and non-interest income, offset, in part, by an increase in operating expenses and provisions.

Wholesale banking segment

The profit before tax of the segment increased from ₹ 215.64 billion in fiscal 2025 to ₹ 244.89 billion in fiscal 2026 primarily due to an increase in net interest income, non-interest income, offset, in part, by an increase in operating expenses and lower write back of provisions.

Treasury segment

The profit before tax of the segment decreased from ₹ 187.61 billion in fiscal 2025 to ₹ 172.30 billion in fiscal 2026 primarily due to an increase in premium paid towards Priority Sector Lending Certificates.

Other banking segment

The profit before tax of the other banking segment increased from ₹ 6.70 billion in fiscal 2025 to ₹ 12.56 billion in fiscal 2026 primarily due to an increase in interest on income tax refund.

Unallocated

The contingency provision was not allocated to any segment and included in unallocated.

MANAGEMENT DISCUSSION & ANALYSIS

CONSOLIDATED FINANCIALS AS PER INDIAN GAAP

The consolidated profit after tax increased from ₹ 510.29 billion in fiscal 2025 to ₹ 542.08 billion in fiscal 2026 primarily due to an increase in the profit of ICICI Bank and subsidiaries namely ICICI Prudential Asset Management Company, ICICI Lombard General Insurance Company, ICICI Securities, ICICI Prudential Life Insurance Company, ICICI Home Finance Company and ICICI UK.

The consolidated assets of the Bank and its subsidiaries and other consolidating entities increased by 10.3% from ₹ 26,422.41 billion at March 31, 2025 to ₹ 29,144.98 billion at March 31, 2026. Consolidated advances increased from ₹ 14,206.64 billion at March 31, 2025 to ₹ 16,446.58 billion at March 31, 2026.

At March 31, 2026, the Bank's consolidated Tier-1 capital adequacy ratio was 16.25% as against the requirement of 9.70% and consolidated total capital adequacy ratio was 17.05% as against the requirement of 11.70%.

From April 1, 2018, ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Prudential Asset Management Company and ICICI Home Finance Company have adopted Ind-AS. For preparation of consolidated financial statements of the Bank, financial statements as per Indian GAAP of these entities have been considered.

ICICI Bank Canada

The core operating profit of ICICI Bank Canada decreased from CAD 90.2 million in fiscal 2025 to CAD 35.7 million in fiscal 2026 primarily due to decrease in net interest income (NII) on account of reduction in benchmark interest rate which resulted in NIM compression and decrease in fee income on account of reduction in immigration related fee and increase in operating expenses. The profit after tax of ICICI Bank Canada decreased from CAD 71.6 million (₹ 4.35 billion) in fiscal 2025 to CAD 24.0 million (₹ 1.52 billion) in fiscal 2026 primarily due to decrease in core operating profit, treasury income and increase in provisions.

The total assets decreased from CAD 5.23 billion at March 31, 2025 to CAD 4.90 billion at March 31, 2026. Loans and advances decrease from CAD 4.46 billion at March 31, 2025 to CAD 4.18 billion at March 31, 2026. The net impairment ratio increased from 0.46% at March 31, 2025 to 0.74% at March 31, 2026. ICICI Bank Canada had total capital adequacy ratio of 18.96% at March 31, 2026 as compared to 18.5% at March 31, 2025.

ICICI Bank UK

The core operating profit of ICICI Bank UK decreased from USD 33.1 million in fiscal 2025 to USD 29.0 million in fiscal 2026 primarily due to an increase in operating expenses, offset, in part, by increase in net interest income and fee income. Profit after tax of ICICI Bank UK decreased from USD 26.8 million (₹ 2.27 billion) in fiscal 2025 to USD 25.3 million (₹ 2.23 billion) in fiscal 2026 primarily due to decrease in core operating profit, offset, in part, by decrease in provisions.

Total assets increased from USD 2.42 billion at March 31, 2025 to USD 2.91 billion at March 31, 2026. Loans and advances increased USD 1.15 billion at March 31, 2025 to USD 1.49 billion at March 31, 2026. The net impairment ratio decreased from 0.20% at March 31, 2025 to 0.15% at March 31, 2026. ICICI Bank UK had a total capital adequacy ratio of 19.7% at March 31, 2026 as compared to 22.6% at March 31, 2025.

ICICI Prudential Life Insurance (ICICI Life)

The Annualised Premium Equivalent of ICICI Life increased by 2.2% from ₹ 104.07 billion in fiscal 2025 to ₹ 106.41 billion in fiscal 2026. The Value of New Business (VNB) increased by 10.9% from ₹ 23.70 billion in fiscal 2025 to ₹ 26.29 billion in fiscal 2026. The VNB margin increased from 22.8% billion in fiscal 2025 to 24.7% billion in fiscal 2026. The total premium earned increased by 8.5% from ₹ 489.51 billion in fiscal 2025 to ₹ 531.25 billion in fiscal 2026. The total assets under management increased from ₹ 3,093.59 billion at March 31, 2025 to ₹ 3,136.34 billion at March 31, 2026.

Net premium earned increased by 8.6% from ₹ 472.60 billion in fiscal 2025 to ₹ 513.36 billion in fiscal 2026. The profit after tax increased from ₹ 11.89 billion in fiscal 2025 to ₹ 16.00 billion in fiscal 2026 primarily due to increase in investment income from shareholders' funds.

During the year, ICICI Bank acquired 100% shareholding in ICICI Pension Fund Management Limited (ICICI Pension) from ICICI Life and consequently, ICICI Pension became a wholly owned subsidiary Bank.

ICICI Lombard General Insurance (ICICI General)

The Gross Domestic Premium Income of ICICI General increased by 7.0% year-on-year from ₹ 268.34 billion in fiscal 2025 to ₹ 287.12 billion in fiscal 2026. The profit after tax increased from ₹ 25.08 billion in fiscal 2025 to ₹ 27.71 billion in fiscal 2026 primarily due to an increase in premium income and reversal of tax provision, offset, in part, by an increase in claims and benefits paid.

ICICI Prudential Asset Management (ICICI AMC)

The profit after tax of ICICI Prudential AMC increased from ₹ 26.48 billion in fiscal 2025 to ₹ 32.99 billion in fiscal 2026 primarily due to an increase in income from operations, offset, in part, by increase in staff cost and other administrative expense.



MANAGEMENT DISCUSSION & ANALYSIS

ICICI AMC was listed on BSE Limited and the National Stock Exchange of India on December 19, 2025.

ICICI Securities

The consolidated profit after tax of ICICI Securities decreased from ₹ 17.52 billion in fiscal 2025 to ₹ 17.07 billion in fiscal 2026 primarily due to decrease in fee income, offset, in part, by increase in net interest income and decrease in other administrative expenses.

ICICI Securities Primary Dealership (I-Sec PD)

The profit after tax of I-Sec PD decreased from ₹ 5.35 billion in fiscal 2025 to ₹ 4.47 billion in fiscal 2026 primarily due to a decrease in trading gains, offset, in part, by increase in net interest income.

ICICI Home Finance (ICICI HFC)

The profit after tax increased from ₹ 5.56 billion in fiscal 2025 to ₹ 6.61 billion in fiscal 2026 primarily due to an increase in net interest income, offset, in part, by increase in provisions and operating expenses. Provision increased from ₹ 0.55 billion in fiscal 2025 to ₹ 0.76 billion in fiscal 2026. In fiscal 2025, provisions were lower due to recovery from one written-off account in CRF amounting to ₹ 0.38 billion.

Loans and advances increased from ₹ 275.92 billion at March 31, 2025 to ₹ 314.62 billion at March 31, 2026. Net NPAs increased from ₹ 3.27 billion at March 31, 2025 to ₹ 3.43 billion at March 31, 2026.

During the year ended March 31, 2026, the Bank infused capital of ₹ 5.00 billion.

ICICI Venture Funds Management (ICICI Venture)

The profit after tax of ICICI Venture increased from ₹ 0.15 billion in fiscal 2025 to ₹ 1.48 billion in fiscal 2026 primarily due to an increase in investment income and fee income.

The Bank has received SEBI approval on March 2, 2026 for the proposed transfer of the private equity, venture capital and real estate fund management business of ICICI Venture to ICICI AMC. Accordingly, ICICI AMC will be providing investment management services to the identified funds with effect from April 1, 2026.

ICICI Pension Fund Management (ICICI Pension)

On January 12, 2026, ICICI Pension Fund Management Limited (erstwhile ICICI Prudential Pension Funds Management Company Limited) became a wholly-owned subsidiary of the Bank.

With the implementation of Unified Pension Scheme (UPS), private sector players are expected to be allowed to manage funds of government employees. Though the growth and movement of AUM towards private sector is expected to be gradual, the segment presents a long-term growth opportunity for the Bank.

The following table sets forth, for the periods and at the dates indicated, the profit/(loss) and total assets of our principal subsidiaries as per Indian GAAP.

₹ in billion

Company	Profit after tax[1]		Total assets[1]	
	Fiscal 2025	Fiscal 2026	At March 31, 2025	At March 31, 2026
ICICI Bank Canada	4.35	**1.52**	313.05	**333.80**
ICICI Bank UK PLC	2.27	**2.23**	207.22	**276.10**
ICICI Prudential Life Insurance Company Limited	11.89	**16.00**	3,142.40	**3,189.48**
ICICI Lombard General Insurance Company Limited[2]	25.08	**27.71**	690.20	**756.32**
ICICI Prudential Asset Management Company Limited	26.48	**32.99**	41.28	**48.28**
ICICI Securities Limited (consolidated)	17.52	**17.07**	297.64	**350.50**
ICICI Securities Primary Dealership Limited	5.35	**4.47**	390.34	**300.38**
ICICI Home Finance Company Limited	5.56	**6.61**	295.53	**333.68**
ICICI Venture Funds Management Company Limited	0.15	**1.48**	3.01	**2.71**

1. *Profit after tax and total assets are as per accounting policy and classification used in the consolidated financial statements and hence may differ from subsidiary's financial statements.*

2. *Entity ceased to be accounted as per the equity method as prescribed by Accounting Standard – 23 – "Accounting for Investments in Associates in Consolidated Financial Statements" and became subsidiary of Bank w.e.f. February 29, 2024 and consolidated as per Accounting Standard-21- "Consolidated Financial Statements".*

3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

4. *See also "Financials- Statement pursuant to Section 129 of the Companies Act, 2013".*

KEY FINANCIAL INDICATORS: LAST 10 YEARS

(₹ in billion, except per share data and percentages)

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Total deposits	4,900.39	5,609.75	6,529.20	7,709.69	9,325.22	10,645.72	11,808.41	14,128.25	16,103.48	17,946.25
Total advances	4,642.32	5,123.95	5,866.47	6,452.90	7,337.29	8,590.20	10,196.38	11,844.06	13,417.66	15,538.93
Equity capital & reserves	999.51	1,051.59	1,083.68	1,165.04	1,475.09	1,705.12	2,007.15	2,383.99	2,920.76	3,373.71
Total assets	7,717.91	8,791.89	9,644.59	10,983.65	12,304.33	14,112.98	15,842.07	18,715.15	21,182.40	23,725.31
Total capital adequacy ratio[1]	17.4%	18.4%	16.9%	16.1%	19.1%	19.2%	18.3%	16.3%	16.6%	17.2%
Core operating profit	179.10	189.39	220.72	268.08	313.51	383.47	491.39	581.22	653.96	704.01
Net interest income	217.37	230.26	270.15	332.67	389.89	474.66	621.29	743.06	811.65	880.75
Net interest margin	3.25%	3.23%	3.42%	3.73%	3.69%	3.96%	4.48%	4.53%	4.32%	4.32%
Profit after tax	98.01	67.77	33.63	79.31	161.93	233.39	318.96	408.88	472.27	501.47
Earnings per share (Basic)[2]	15.31	10.56	5.23	12.28	24.01	33.66	45.79	58.38	67.01	70.21
Earnings per share (Diluted)[2]	15.25	10.46	5.17	12.08	23.67	32.98	44.89	57.33	65.89	69.20
Return on average equity	10.3%	6.6%	3.2%	7.1%	12.2%	14.8%	17.3%	18.7%	18.0%	16.0%
Dividend per share[3]	2.50	1.50	1.00	0.00	2.00	5.00	8.00	10.00	11.00	12.00

1 Total capital adequacy ratio has been calculated as per Basel III framework.

2 During the year ended March 31, 2018, the Bank issued bonus shares in the proportion of 1:10, i.e. 1 (One) bonus equity share of ₹ 2 each for every 10 (Ten) fully paid-up equity shares held (including shares underlying ADS). Per share information of prior periods also reflects the effect of bonus issue.

3 RBI through its circular 'Declaration of dividends by banks (Revised)' dated April 17, 2020, had directed that banks shall not make any dividend payment on equity shares from the profits pertaining to the financial year ended March 31, 2020. Accordingly, the Bank did not pay any dividend for FY2020.



INDEPENDENT AUDITOR'S REPORT

To the Members of

ICICI Bank Limited

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the standalone financial statements of ICICI Bank Limited (the "Bank"), which comprise the standalone balance sheet as at 31 March 2026, and the standalone profit and loss account and the standalone cash flow statement for the year then ended, and notes to the standalone financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Banking Regulation Act, 1949 as well as the Companies Act, 2013 (the "Act") in the manner so required for banking companies and give a true and fair view in conformity with the accounting principles generally accepted in India, of the state of affairs of the Bank as at 31 March 2026, and its profit and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under Section 143(10) of the Act. Our responsibilities under those SAs are further described in the Auditor's Responsibilities for the *Audit of the standalone financial statements* section of our report. We are independent of the Bank in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules thereunder, Banking Regulation Act, 1949 and applicable circulars, directions and guidelines issued by the Reserve Bank of India ('RBI') from time to time and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current year. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined matters described below to be the key audit matters to be communicated in our report.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Description of key audit matter

Key Audit Matter	How the matter was addressed in our audit
Identification of non-performing advances (NPA) and related provisioning thereof:	
Total Loans and Advances (Net of Provision) as at 31 March 2026: ₹ 15,538,929,484 (in '000s)	
Provision for NPA as at 31 March 2026: ₹ 171,189,100 (in '000s)	
[Refer Schedule 9, Schedule 17.3 and Note 18]	
The Bank is required to comply with Master Circular "Prudential Norms on Income Recognition and Asset Classification and Provisioning" pertaining to Advances issued by the RBI ("IRAC norms"). IRAC norms lays down rules for identification and asset classification of non-performing advances ("NPA") and the minimum provision required for such advances.	Our key audit procedures included:
	Design and operating effectiveness of controls
	• Obtained an understanding of Bank's policy and process on identification of NPAs and provisioning, including the systems and controls implemented in this regard and its compliance with IRAC norms.
The Bank uses data from its various Loan Management System (LMS) for identification and asset classification of NPA, as well as for computing provision on NPA	• Tested the design, implementation and operating effectiveness of key controls over identification of NPA on days past due basis, identification of NPA based on qualitative factors (including monitoring of credit quality, monitoring of overdue accounts, stressed accounts, and restructured accounts), measurement of provision for NPA (including on restructured advances), collateral valuation and assessing the reliability of information used by the Bank, such as overdue reports.
The provision on identified NPA is estimated based on ageing, classification of NPAs, recovery estimates, nature of loan product, value of security and other qualitative factors. The provision on identified NPA is also subject to the minimum provisioning norms specified by the RBI and approved policy of the Bank.	
The Bank is also expected to apply its judgement to identify NPA and determine provisions required towards NPA by applying quantitative factors (including days past due, collateral erosion, out of order status) and qualitative factors (including stress and liquidity concerns).	• For loans, tested the design, implementation and operating effectiveness of key controls over monitoring of the credits of borrowers, empanelment of valuers and valuation of the collateral securities for NPAs. Tested the review controls over the identification of impaired accounts.
Since the identification of NPAs and provisioning for advances involves judgement and estimation, and its significance to the Bank's financial statements, we have ascertained identification and provisioning of NPAs as a key audit matter.	• Ascertained the governance process for computation of provision for NPAs to examine and test if the provisioning is in line with the Board approved policy and IRAC norms.
	• Involved our information system specialist for testing IT general controls and application controls over identification and provision for NPAs, on relevant IT systems. These have been elaborated in Key audit matters of Information technology (IT) system and controls.



Key Audit Matter	How the matter was addressed in our audit
	Substantive tests • For selected sample borrowers, tested their asset classification and provision amount based on quantitative and qualitative factors. • Corporate loans classified as standard but exhibiting some indicators of impairment, we independently assessed and challenged management on their classification and the need for provisioning. • Tested computation of year end NPA provisions, including provisions on restructured loans to evaluate the same is in compliance with the IRAC norms.
Information technology (IT) systems and controls The Bank's key financial accounting and reporting processes are highly dependent on information systems including automated controls, resulting in a risk of gaps in the IT control environment which could result in the financial accounting and reporting records being misstated. Adequate IT general controls and application controls are necessary for obtaining accurate, consistent and reliable information for financial reporting. We have identified 'IT systems and automated controls' as key audit matter because of the high level of automation, quantum of systems being used by the Bank and the relative complexity of the IT architecture.	In assessing the controls over the IT systems of the Bank, we involved our technology specialists to obtain an understanding of the IT architecture which includes IT environment, IT infrastructure and IT systems. We evaluated and tested relevant IT general controls and IT application controls of the in-scope IT systems identified as relevant for our audit of the financial statements and financial reporting process of the Bank. On such in-scope IT systems, we have tested key IT general controls with respect to the following domains: Program change management which includes controls designed for movement of program changes to the production environment as per defined procedures and restriction over developers and production personnel from accessing to change applications, the operating system or databases in the production environment. • User access management which includes controls for granting access rights, new user creation, removal of user rights, periodic access assessment, preventive controls of segregation of duties, password management and privilege access to authorized personnel. • Program development, which includes controls over IT application development or implementation and related infrastructure, which are relied upon for financial reporting. We also reviewed the User Acceptance Testing (UAT) performed to assess system readiness and data integrity. • IT operations, which includes controls for job scheduling, monitoring, backup and recovery.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
	Evaluated the design and tested the operating effectiveness of relevant key IT controls within key business processes, including testing of automated controls, automated computations / accounting procedures, interfaces, segregation of duties and system generated reports, wherever applicable.
	Tested a combination of compensating controls or remediated controls and / or performed alternative audit procedures, where necessary.

Information Other than the Standalone Financial Statements and Auditor's Report Thereon

The Bank's Management and Board of Directors are responsible for the other information. The other information comprises the information included in the Bank's annual report but does not include the standalone financial statements and the auditor's report thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the standalone financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

When we read the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take necessary actions as applicable under the relevant laws and regulations.

Management's and Board of Directors' responsibilities for the Standalone Financial Statements

The Bank's Management and Board of Directors are responsible for the matters stated in Section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the state of affairs, profit/loss and cash flows of the Bank in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, provisions of Section 29 of the Banking Regulation Act, 1949 and applicable circulars, directions and guidelines issued by the RBI from time to time. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act, Banking Regulation Act, 1949 and applicable circulars, directions and guidelines issued by the RBI, for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, Bank's Management and Board of Directors are responsible for assessing the Bank's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the Bank's financial reporting process.


Auditor's Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Bank has adequate internal financial controls with reference to standalone financial statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Management and Board of Directors.

- Conclude on the appropriateness of the Management and Board of Directors use of the going concern basis of accounting in preparation of standalone financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Report on Other Legal and Regulatory Requirements

1. In our opinion, the standalone balance sheet and the standalone profit and loss account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act.

2. As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that:

   (a) we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory;

   (b) the transactions of the Bank, which have come to our notice, have been within the powers of the Bank; and

   (c) During the course of our audit, we have visited 100 branches to examine the records maintained at the branches and perform relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking systems, the audit is carried out centrally as all the necessary records and data required for the purposes of our audit are available therein. Hence, no returns are being called from the branch offices of the Bank.

   (d) the standalone profit and loss account for the year ended 31 March 2026 shows a true balance of profits for the period covered by such accounts

3. (A) As required by Section 143(3) of the Act, we report that:

   a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   b) In our opinion, proper books of account as required by law have been kept by the Bank so far as it appears from our examination of those books;

   c) Reporting on the accounts of any branch office of the Bank is not applicable due to centralized banking system. Kindly refer our comments in paragraph 2(c) above;

   d) The standalone balance sheet, the standalone profit and loss account, and the standalone cash flow statement dealt with by this Report are in agreement with the books of account;

   e) In our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, to the extent they are not inconsistent with the applicable circulars, guidelines and directions prescribed by the RBI;

   f) On the basis of the written representations received from the directors between 1 April 2026 and 10 April 2026, taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2026 from being appointed as a director in terms of Section 164(2) of the Act; and

   g) With respect to the adequacy of the internal financial controls with reference to standalone financial statements of the Bank and the operating effectiveness of such controls, refer to our separate Report in "Annexure A".

   (B) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditor's) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

   a) The Bank has disclosed the impact of pending litigations as at 31 March 2026 on its financial position in its standalone financial statements - refer schedule 12, 17(12) and 18(44) to the standalone financial statements;


b) The Bank has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts - refer schedule 17(12) and 18(44) to the standalone financial statements;

c) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank;

d) (i) The Management has represented that, to the best of its knowledge and belief, other than as disclosed in schedule 18(61) to the standalone financial statements, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall:

- directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank ("Ultimate Beneficiaries"); or

- provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(ii) The management has represented that, to the best of its knowledge and belief, other than as disclosed in the schedule 18(61) to the standalone financial statements, no funds have been received by the Bank from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Bank shall:

- directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party ("Ultimate Beneficiaries"); or

- provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(iii) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (i) and (ii) above, contain any material misstatement.

e) The final dividend paid by the Bank during the year, in respect of the same declared for the previous year, is in accordance with section 123 of the Act to the extent it applies to payment of dividend.

f) As stated in schedule 18(48) to the standalone financial statements, the Board of Directors of the Bank have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

g) Based on our examination which included test checks, the Bank has used accounting software for maintaining its books of account which, along with access management tools, have a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software. Further, during the course of our audit, we did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Bank as per the statutory requirements for record retention.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

(C)   With respect to the matter to be included in the Auditor's Report under Section 197(16) of the Act:

The Bank is a banking company as defined under the Banking Regulation Act, 1949. Accordingly, the requirements prescribed under Section 197 of the Act are not applicable.

For B S R & Co. LLP	**For C N K & Associates LLP**
Chartered Accountants	Chartered Accountants
Firm Registration no.: 101248W/W-100022	Firm Registration no.: 101961W/W-100036
Ashwin Suvarna	**Manish Sampat**
Partner	Partner
Membership No.: 109503	Membership No.: 101684
UDIN: 26109503KSUBCG2610	UDIN: 26101684HLISDW3738
Place: Mumbai	Place: Mumbai
Date: 18 April 2026	Date: 18 April 2026



Annexure A to the Independent Auditor's Report on the standalone financial statements of ICICI Bank Limited for the year ended 31 March 2026

Report on the internal financial controls with reference to the aforesaid standalone financial statements under Clause (i) of Sub-section 3 of Section 143 of the Act

(Referred to in paragraph 3(A)(g) under 'Report on Other Legal and Regulatory Requirements' section of our report of even date)

Opinion

We have audited the internal financial controls with reference to standalone financial statements of ICICI Bank Limited (the "Bank") as of 31 March 2026 in conjunction with our audit of the standalone financial statements of the Bank for the year ended on that date.

In our opinion, the Bank has, in all material respects, adequate internal financial controls with reference to standalone financial statements and such internal financial controls were operating effectively as at 31 March 2026, based on the internal financial controls with reference to standalone financial statements criteria established by the Bank considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "Guidance Note").

Management's and Board of Directors' Responsibilities for Internal Financial Controls

The Bank's Management and Board of Directors are responsible for establishing and maintaining internal financial controls based on the internal financial controls with reference to standalone financial statements criteria established by the Bank considering the essential components of internal control stated in the Guidance Note. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to Bank's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the Bank's internal financial controls with reference to standalone financial statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing, prescribed under section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to standalone financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to standalone financial statements were established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to standalone financial statements and their operating effectiveness. Our audit of internal financial controls with reference to standalone financial statements included obtaining an understanding of internal financial controls with reference to financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the standalone financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Bank's internal financial controls with reference to standalone financial statements.

Annexure A *(Contd.)*

Meaning of Internal Financial Controls with Reference to Financial Statements

The Bank's internal financial controls with reference to standalone financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of standalone financial statements for external purposes in accordance with generally accepted accounting principles. The Bank's internal financial controls with reference to standalone financial statements include those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of standalone financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorisations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the Bank's assets that could have a material effect on the standalone financial statements.

Inherent Limitations of Internal Financial Controls with Reference to Financial Statements

Because of the inherent limitations of internal financial controls with reference to standalone financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to standalone financial statements to future periods are subject to the risk that the internal financial controls with reference to standalone financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

For B S R & Co. LLP
Chartered Accountants
Firm Registration no.: 101248W/W-100022

For C N K & Associates LLP
Chartered Accountants
Firm Registration no.: 101961W/W-100036

Ashwin Suvarna
Partner
Membership No.: 109503
UDIN: 26109503KSUBCG2610

Manish Sampat
Partner
Membership No.: 101684
UDIN: 26101684HLISDW3738

Place: Mumbai
Date: 18 April 2026

Place: Mumbai
Date: 18 April 2026



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

BALANCE SHEET

at March 31, 2026

₹ in '000s

	Schedule	At 31.03.2026	At 31.03.2025
CAPITAL AND LIABILITIES			
Capital	1	**14,322,344**	14,245,974
Employees stock options/units outstanding	1A	**26,820,675**	20,698,433
Reserves and surplus	2	**3,332,571,161**	2,885,818,597
Deposits	3	**17,946,249,761**	16,103,480,210
Borrowings	4	**1,249,941,129**	1,235,382,601
Other liabilities and provisions	5	**1,155,404,901**	922,773,872
TOTAL CAPITAL AND LIABILITIES		**23,725,309,971**	**21,182,399,687**
ASSETS			
Cash and balances with Reserve Bank of India	6	**1,210,240,555**	1,199,281,192
Balances with banks and money at call and short notice	7	**1,093,111,066**	656,338,771
Investments	8	**4,922,173,253**	5,047,567,369
Advances	9	**15,538,929,484**	13,417,661,608
Fixed assets	10	**139,224,715**	128,387,372
Other assets	11	**821,630,898**	733,163,375
TOTAL ASSETS		**23,725,309,971**	**21,182,399,687**
Contingent liabilities	12	**43,996,462,179**	60,397,136,506
Bills for collection		**1,594,075,653**	1,313,609,941
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Standalone Balance Sheet.

As per our Report of even date.   For and on behalf of the Board of Directors

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

Pradeep Kumar Sinha
Chairperson
DIN-00145126
Gurugram

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Ashwin Suvarna
Partner
Membership no.: 109503

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
101961W/W-100036

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 18, 2026

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2026

₹ in '000s

	Schedule	Year ended 31.03.2026	Year ended 31.03.2025
I. INCOME			
Interest earned	13	**1,699,460,938**	1,632,637,814
Other income	14	**307,575,896**	285,067,029
TOTAL INCOME		**2,007,036,834**	**1,917,704,843**
II. EXPENDITURE			
Interest expended	15	**818,708,581**	820,993,438
Operating expenses	16	**472,339,479**	423,723,243
Provisions and contingencies (refer note 18.44)		**214,522,367**	200,718,235
TOTAL EXPENDITURE		**1,505,570,427**	**1,445,434,916**
III. PROFIT/(LOSS)			
Net profit/(loss) for the year		**501,466,407**	472,269,927
Profit brought forward		**1,023,911,675**	773,777,213
TOTAL PROFIT/(LOSS)		**1,525,378,082**	**1,246,047,140**
IV. APPROPRIATIONS/TRANSFERS			
Transfer to Statutory Reserve		**125,367,000**	118,068,000
Transfer to Capital Reserve		**3,036,999**	68,700
Transfer to Capital Redemption Reserve		**-**	-
Transfer to/(from) Investment Fluctuation Reserve		**-**	2,586,100
Transfer to Revenue and other reserves		**-**	-
Transfer to Special Reserve		**33,000,000**	31,000,000
Dividend paid during the year		**78,531,534**	70,412,665
Balance carried over to balance sheet		**1,285,442,549**	1,023,911,675
TOTAL		**1,525,378,082**	**1,246,047,140**
Significant accounting policies and notes to accounts	17 & 18		
Earnings per share (refer note 18.1)			
Basic (₹)		**70.21**	67.01
Diluted (₹)		**69.20**	65.89
Face value per share (₹)		**2.00**	2.00

The Schedules referred to above form an integral part of the Standalone Profit and Loss Account.

As per our Report of even date.　　　For and on behalf of the Board of Directors

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

Pradeep Kumar Sinha
Chairperson
DIN-00145126
Gurugram

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Ashwin Suvarna
Partner
Membership no.: 109503

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
101961W/W-100036

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 18, 2026



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED
CASH FLOW STATEMENT
for the year ended March 31, 2026

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
Cash flow from/(used in) operating activities			
Profit/(loss) before taxes		**662,184,538**	626,161,974
Adjustments for:			
Depreciation and amortisation		**25,407,805**	22,125,039
Net (appreciation)/depreciation on investments		**5,349,667**	1,256,752
Specific provision for non-performing loans, restructured and standard loans		**62,080,986**	40,162,444
General provision for standard assets		**7,681,312**	5,748,186
Provision for contingencies & others		**(9,409,756)**	(7,559,237)
Employees stock options/units expense		**9,431,054**	7,901,495
Income from subsidiaries and consolidated entities		**(34,584,115)**	(26,190,102)
(Profit)/loss on sale of fixed assets and other assets		**(2,899,221)**	(429,526)
	(i)	**725,242,270**	**669,177,025**
Adjustments for:			
(Increase)/decrease in investments		**282,738,156**	369,987,382
(Increase)/decrease in advances		**(2,183,348,861)**	(1,613,810,076)
Increase/(decrease) in deposits		**1,842,743,035**	1,975,230,697
(Increase)/decrease in other assets		**(100,627,444)**	(6,291,516)
Increase/(decrease) in other liabilities and provisions		**204,988,682**	(28,295,021)
	(ii)	**46,493,568**	**696,821,466**
Refund/(payment) of direct taxes	(iii)	**(124,479,790)**	**(142,433,371)**
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	**(A)**	**647,256,048**	**1,223,565,120**
Cash flow from/(used in) investing activities			
Redemption/sale from/(investments in) subsidiaries/joint venture/ associates (including application money)		**(25,679,238)**	(13,761,298)
Income from subsidiaries and consolidated entities		**34,584,115**	26,190,102
Purchase of fixed assets		**(27,322,629)**	(33,704,489)
Proceeds from sale of fixed assets		**275,634**	596,300
(Purchase)/sale of held to maturity securities		**(145,136,454)**	(675,138,744)
Net cash flow from/(used in) investing activities	**(B)**	**(163,278,572)**	**(695,818,129)**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED
CASH FLOW STATEMENT
for the year ended March 31, 2026 *(Contd.)*

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
Cash flow from/(used in) financing activities			
Proceeds from issue of share capital (including ESOPs/ESUSs)		**13,606,496**	14,375,199
Proceeds from long-term borrowings		**347,834,235**	288,528,123
Repayment of long-term borrowings		**(386,384,610)**	(316,719,378)
Net proceeds/(repayment) of short-term borrowings		**57,749,071**	11,273,048
Dividend paid		**(78,531,534)**	(70,412,665)
Net cash flow from/(used in) financing activities	**(C)**	**(45,726,342)**	**(72,955,673)**
Effect of exchange fluctuation on translation reserve	**(D)**	**9,480,524**	**1,568,565**
Net increase/(decrease) in cash and cash equivalent (A) + (B) + (C) + (D)		**447,731,658**	**456,359,883**
Cash and cash equivalents at beginning of the year		**1,855,619,963**	**1,399,260,080**
Cash and cash equivalents at end of the year		**2,303,351,621**	**1,855,619,963**

1. *Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.*

As per our Report of even date.　　　　For and on behalf of the Board of Directors

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

Ashwin Suvarna
Partner
Membership no.: 109503

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
101961W/W-100036

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 18, 2026

Pradeep Kumar Sinha
Chairperson
DIN-00145126
Gurugram

Rakesh Jha
Executive Director
DIN-00042075

Anindya Banerjee
Group Chief Financial Officer

S. Madhavan
Director
DIN-06451889

Sandeep Batra
Executive Director
DIN-03620913

Prachiti Lalingkar
Company Secretary

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Ajay Kumar Gupta
Executive Director
DIN-07580795

Laxminarayan Achar
Chief Accountant



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet

₹ in '000s

	At 31.03.2026	At 31.03.2025
SCHEDULE 1 - CAPITAL		
Authorised capital		
12,500,000,000 equity shares of ₹ 2 each		
(March 31, 2025: 12,500,000,000 equity shares of ₹ 2 each)	**25,000,000**	**25,000,000**
Equity share capital		
Issued, subscribed and paid-up capital		
7,121,927,830 equity shares of ₹ 2 each		
(March 31, 2025: 7,022,335,643 equity shares)	**14,243,855**	14,044,671
Add: 38,184,739 equity shares of ₹ 2 each		
(March 31, 2025: 99,592,187 equity shares) issued during the year[1]	**76,370**	199,184
	14,320,225	**14,243,855**
Add: Forfeited equity shares[2]	**2,119**	2,119
TOTAL CAPITAL	**14,322,344**	**14,245,974**

1. Additions for FY2025 include ₹ 112.0 million on account of issuance of 56,008,117 equity shares to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.
2. On account of forfeiture of 266,089 equity shares of ₹ 10 each.

₹ in '000s

	At 31.03.2026	At 31.03.2025
SCHEDULE 1A - EMPLOYEES STOCK OPTIONS/UNITS OUTSTANDING		
Opening Balance	**20,698,433**	14,053,180
Addition during the year[1,2]	**9,687,013**	8,866,163
Deduction during the year[3]	**(3,564,771)**	(2,220,910)
Closing Balance	**26,820,675**	**20,698,433**

1. Represents cost of employee stock options/units recognised during the year.
2. Additions for FY2025 include ₹ 964.7 million towards creation of ESOP reserve for the options/units granted to employees of ICICI Securities limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.
3. Represents amount transferred to securities premium on account of exercise of employee stock options/units and to general reserve on lapses of employee stock options/units.

₹ in '000s

		At 31.03.2026	At 31.03.2025
SCHEDULE 2 - RESERVES AND SURPLUS			
I.	**Statutory reserve**		
	Opening balance	**656,067,519**	537,999,519
	Additions during the year	**125,367,000**	118,068,000
	Deductions during the year	**-**	-
	Closing balance	**781,434,519**	**656,067,519**
II.	**Special Reserve[1]**		
	Opening balance	**215,698,000**	184,698,000
	Additions during the year	**33,000,000**	31,000,000
	Deductions during the year	**-**	-
	Closing balance	**248,698,000**	**215,698,000**
III.	**Securities premium**		
	Opening balance	**603,412,101**	518,036,394
	Additions during the year[2,3]	**17,075,849**	85,375,707
	Deductions during the year	**-**	-
	Closing balance	**620,487,950**	**603,412,101**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2026	At 31.03.2025
IV.	**AFS reserve**		
	Opening balance	21,890,578	-
	Transition impact[4]	-	20,583,089
	Additions during the year	-	1,307,489
	Deductions during the year[5]	(11,392,202)	-
	Closing balance	10,498,376	21,890,578
V.	**Investment fluctuation reserve[6]**		
	Opening balance	34,272,809	31,686,709
	Additions during the year	-	2,586,100
	Deductions during the year	-	-
	Closing balance	34,272,809	34,272,809
VI.	**Capital reserve**		
	Opening balance	150,819,862	150,751,162
	Additions during the year[5,7]	9,072,433	68,700
	Deductions during the year	-	-
	Closing balance	159,892,295	150,819,862
VII.	**Capital redemption reserve**		
	Opening balance	3,500,000	3,500,000
	Additions during the year	-	-
	Deductions during the year	-	-
	Closing balance	3,500,000	3,500,000
VIII.	**Foreign currency translation reserve**		
	Opening balance	15,847,360	14,278,795
	Additions during the year	9,480,524	1,568,565
	Deductions during the year	-	-
	Closing balance	25,327,884	15,847,360
IX.	**Revaluation reserve**		
	Opening balance	37,381,842	30,833,537
	Additions during the year[8]	2,617,446	7,694,349
	Deductions during the year[9]	(1,153,805)	(1,146,044)
	Closing balance	38,845,483	37,381,842
X.	**Revenue and other reserves**		
	Opening balance	123,016,851	110,331,917
	Additions during the year[4,10]	1,154,445	12,684,934
	Deductions during the year	-	-
	Closing balance	124,171,296	123,016,851
XI.	**Balance in profit and loss account**	1,285,442,549	1,023,911,675
	TOTAL RESERVES AND SURPLUS	**3,332,571,161**	**2,885,818,597**

1. *Represents amount transferred to Special Reserve as per Section 36(1)(viii) of the Income-tax Act, 1961.*

2. *Includes amount on account of exercise of employee stock options/units.*

3. *Additions for FY2025 include ₹ 68,876.0 million on account of issuance of equity shares to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.*

4. *In accordance with Master Direction issued by RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks, (Directions) 2023, applicable from April 1, 2024, during FY2025, the Bank has accounted net transition gain of ₹ 20,583.1 million (net of tax) and ₹ 11,561.0 million (net of tax) in AFS reserve and General reserve respectively.*

5. *Includes transfer from AFS reserve to capital reserve of ₹ 6,035.4 million on sale of equity AFS investment as per the RBI guideline on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023.*

6. *Represents amount transferred to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and FVTPL (including HFT) investments during the year. The amount not less than the lower of net profit on sale of AFS, FVTPL (including HFT) category investments during the year or net profit for the year less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the AFS and FVTPL (including HFT) portfolio.*

7. *Includes appropriations made for profit on sale of HTM investments, investments in subsidiaries, joint ventures and associates and profit on sale of land and buildings, net of taxes and transfer to statutory reserve.*

8. *Represents gain on revaluation of premises carried out by the Bank.*



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

9. Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

10. Includes amount transferred from employee stock options/units outstanding to general reserve on lapses of employee stock options/ units.

₹ in '000s

			At 31.03.2026	At 31.03.2025
SCHEDULE 3 - DEPOSITS				
A.	**I.**	**Demand deposits**		
		i) From banks	**42,997,574**	56,949,843
		ii) From others	**2,636,817,602**	2,272,621,210
	II.	Savings bank deposits	**4,756,057,097**	4,407,721,930
	III.	Term deposits		
		i) From banks	**117,630,613**	191,795,037
		ii) From others	**10,392,746,875**	9,174,392,190
TOTAL DEPOSITS			**17,946,249,761**	**16,103,480,210**
B.	**I.**	Deposits of branches in India	**17,667,660,844**	15,917,796,282
	II.	Deposits of branches outside India	**278,588,917**	185,683,928
TOTAL DEPOSITS[1]			**17,946,249,761**	**16,103,480,210**

1. Includes deposits amounting to ₹ 1,170,649.7 million against which lien is marked by the Bank in the ordinary course of business (March 31, 2025: ₹ 953,019.2 million).

₹ in '000s

		At 31.03.2026	At 31.03.2025
SCHEDULE 4 - BORROWINGS			
I.	**Borrowings in India**		
	i) Reserve Bank of India[1]	**-**	-
	ii) Other banks	**-**	44,874,375
	iii) Financial institutions[2]	**419,140,400**	433,261,200
	iv) Borrowings in the form of bonds and debentures (excluding subordinated debt)	**415,488,973**	420,699,646
	v) Capital instruments		
	a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**-**	-
	b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**53,726,500**	19,508,886
TOTAL BORROWINGS IN INDIA		**888,355,873**	**918,344,107**
II.	**Borrowings outside India**		
	i) Bonds and notes	**47,395,533**	115,344,418
	ii) Other borrowings	**314,189,723**	201,694,076
TOTAL BORROWINGS OUTSIDE INDIA		**361,585,256**	**317,038,494**
TOTAL BORROWINGS		**1,249,941,129**	**1,235,382,601**

1. Represents borrowings made under Liquidity Adjustment Facility (LAF).

2. Includes borrowings made under repo and refinance.

3. No secured borrowings in I and II above (March 31, 2025: Nil). Further, no borrowings made under market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility (March 31, 2025: Nil).

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2026	At 31.03.2025
	SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I.	Bills payable	**98,611,679**	89,666,072
II.	Inter-office adjustments (net)	**31,711**	812,972
III.	Interest accrued	**35,591,057**	36,094,716
IV.	Sundry creditors	**180,461,147**	189,694,610
V.	General provision for standard assets (refer note 18.20)	**72,595,900**	64,447,030
VI.	Unrealised loss on foreign exchange and derivative contracts[1]	**240,841,672**	181,898,306
VII.	Others (including provisions)[2,3,4]	**527,271,735**	360,160,166
	TOTAL OTHER LIABILITIES AND PROVISIONS	**1,155,404,901**	**922,773,872**

1. Gross unrealised gain on foreign exchange and derivative contracts is disclosed under Schedule 11 - Other assets.

2. Includes contingency provision amounting to ₹ 131,000.0 million (March 31, 2025: ₹ 131,000.0 million) and specific provision for standard loans amounting to ₹ 17,273.9 million (March 31, 2025: ₹ 7,684.6 million).

3. Includes provision for tax (net of tax paid in advance and tax deducted at source) amounting to ₹ 27,315.0 million at March 31, 2026.

4. During FY2026, following its annual supervisory review, Reserve Bank of India has directed the Bank to make a standard asset provision of ₹ 12,830.0 million in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. There is no change in asset classification or in the terms and conditions applicable to the borrowers or in the repayment behaviour of borrowers as per these terms. This additional standard asset provision will continue until the loans are repaid or renewed in conformity with the Priority sector classification guidelines.

₹ in '000s

		At 31.03.2026	At 31.03.2025
	SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I.	Cash in hand (including foreign currency notes)	**53,358,624**	62,742,327
II.	Balances with Reserve Bank of India		
	(a) in current account	**513,401,931**	627,008,865
	(b) in other accounts[1]	**643,480,000**	509,530,000
	TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**1,210,240,555**	**1,199,281,192**

1. Represents lending under Standing Deposit Facility (SDF).

₹ in '000s

		At 31.03.2026	At 31.03.2025
	SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I.	**In India**		
	i) Balances with banks		
	a) In current accounts	**499,847**	268,052
	b) In other deposit accounts	**56,961,000**	13,570,625
	ii) Money at call and short notice		
	a) With banks	**-**	17,095,000
	b) With other institutions[1]	**211,668,749**	-
	TOTAL	**269,129,596**	**30,933,677**
II.	**Outside India**		
	i) In current accounts	**552,605,536**	416,035,830
	ii) In other deposit accounts	**86,856,237**	147,620,843
	iii) Money at call and short notice	**184,519,697**	61,748,421
	TOTAL	**823,981,470**	**625,405,094**
	TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**1,093,111,066**	**656,338,771**

1. Includes lending under reverse repo.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2026	At 31.03.2025
SCHEDULE 8 - INVESTMENTS			
I.	**Investments in India [net of provisions]**		
i)	Government securities	**3,878,689,117**	3,996,922,819
ii)	Other approved securities	**-**	-
iii)	Shares (includes equity and preference shares)	**49,319,059**	58,219,143
iv)	Debentures and bonds (including commercial paper and certificate of deposits)	**537,758,479**	563,117,795
v)	Subsidiaries, associates and joint ventures[1]	**208,954,394**	181,772,388
vi)	Others (mutual fund units, pass through certificates, security receipts, and other related investments)	**151,861,504**	172,057,036
TOTAL INVESTMENTS IN INDIA		**4,826,582,552**	**4,972,089,181**
II.	**Investments outside India [net of provisions]**		
i)	Government securities	**62,358,798**	42,414,749
ii)	Subsidiaries, associates and joint ventures	**19,698,901**	19,698,901
iii)	Others (equity shares, bonds and certificate of deposits)	**13,533,002**	13,364,538
TOTAL INVESTMENTS OUTSIDE INDIA		**95,590,701**	**75,478,189**
TOTAL INVESTMENTS		**4,922,173,253**	**5,047,567,369**
A.	**Investments in India**		
	Gross value of investments	**4,859,100,179**	4,989,983,841
	Less: Aggregate of provision/depreciation/(appreciation)	**32,517,627**	17,894,660
	Net investments	**4,826,582,552**	**4,972,089,181**
B.	**Investments outside India**		
	Gross value of investments	**97,049,409**	76,032,321
	Less: Aggregate of provision/depreciation/(appreciation)	**1,458,708**	554,133
	Net investments	**95,590,701**	**75,478,188**
TOTAL INVESTMENTS		**4,922,173,253**	**5,047,567,369**

1. *At March 31, 2025, includes ₹ 69,952.7 million towards additional investment in ICICI Securities Limited and the fair value of options/ units granted to employees of ICICI Securities in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2026	At 31.03.2025
SCHEDULE 9 - ADVANCES [net of provisions]				
A.	i)	Bills purchased and discounted[1]	**441,175,319**	448,371,269
	ii)	Cash credits, overdrafts and loans repayable on demand	**5,805,139,396**	4,804,641,118
	iii)	Term loans	**9,292,614,769**	8,164,649,221
TOTAL ADVANCES			**15,538,929,484**	**13,417,661,608**
B.	i)	Secured by tangible assets (includes advances against book debts)	**11,559,265,860**	9,677,186,496
	ii)	Covered by bank/government guarantees	**79,248,894**	65,079,965
	iii)	Unsecured	**3,900,414,730**	3,675,395,147
TOTAL ADVANCES			**15,538,929,484**	**13,417,661,608**
C.	**I.**	**Advances in India**		
	i)	Priority sector	**5,641,835,513**	4,630,104,023
	ii)	Public sector	**317,036,624**	449,375,474
	iii)	Banks	**625,524**	15,293,973
	iv)	Others	**9,156,483,036**	8,015,034,605
TOTAL ADVANCES IN INDIA			**15,115,980,696**	**13,109,808,075**
	II.	**Advances outside India**		
	i)	Due from banks	**-**	-
	ii)	Due from others		
		a) Bills purchased and discounted	**115,649,921**	90,952,645
		b) Syndicated and term loans	**67,987,952**	80,396,004
		c) Others	**239,310,915**	136,504,884
TOTAL ADVANCES OUTSIDE INDIA			**422,948,788**	**307,853,533**
TOTAL ADVANCES			**15,538,929,484**	**13,417,661,608**

1. *Net of bills re-discounted amounting to ₹ 28,000.0 million (March 31, 2025: Nil).*


SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2026	At 31.03.2025
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
Gross block		
At cost at March 31 of preceding year	**94,366,926**	84,786,034
Additions during the year[1]	**6,458,521**	10,683,471
Deductions during the year	**(584,399)**	(1,102,579)
Closing balance	**100,241,048**	**94,366,926**
Depreciation		
At March 31 of preceding year	**26,184,557**	23,956,764
Charge during the year[2]	**3,427,816**	2,843,566
Deductions during the year	**(534,888)**	(615,773)
Total depreciation	**29,077,485**	**26,184,557**
Net block[3]	**71,163,563**	**68,182,369**
II. Other fixed assets (including furniture and fixtures)		
Gross block		
At cost at March 31 of preceding year	**143,916,770**	120,142,801
Additions during the year	**28,491,173**	29,875,220
Deductions during the year	**(7,519,946)**	(6,101,251)
Closing balance	**164,887,997**	**143,916,770**
Depreciation		
At March 31 of preceding year	**87,303,004**	75,239,895
Charge during the year	**21,185,558**	18,349,340
Deductions during the year	**(7,217,323)**	(6,286,231)
Total depreciation	**101,271,239**	**87,303,004**
Net block	**63,616,758**	**56,613,766**
III. Lease assets		
Gross block		
At cost at March 31 of preceding year	**18,913,407**	17,900,287
Additions during the year	**1,785,230**	1,222,930
Deductions during the year	**(754,970)**	(209,810)
Closing balance[4]	**19,943,667**	**18,913,407**
Depreciation		
At March 31 of preceding year	**15,322,170**	15,034,060
Charge during the year	**306,794**	301,152
Deductions during the year	**(129,691)**	(13,042)
Total depreciation, accumulated lease adjustment and provisions	**15,499,273**	**15,322,170**
Net block	**4,444,394**	**3,591,237**
TOTAL FIXED ASSETS	**139,224,715**	**128,387,372**

1. *Includes revaluation gain amounting to ₹ 2,617.4 million (March 31, 2025: ₹ 7,694.3 million) on account of revaluation carried out by the Bank.*
2. *Includes depreciation charge on account of revaluation amounting to ₹ 1,133.9 million for the year ended March 31, 2026 (year ended March 31, 2025: ₹ 842.0 million).*
3. *Includes assets amounting to ₹ 60.6 million (March 31, 2025: ₹ 1.9 million) which are held for sale.*
4. *Includes assets taken on lease amounting to ₹ 3,229.0 million (March 31, 2025: ₹ 2,198.8 million).*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2026	At 31.03.2025
SCHEDULE 11 - OTHER ASSETS			
I.	Inter-office adjustments (net)	**-**	-
II.	Interest accrued	**178,686,857**	184,742,206
III.	Tax paid in advance/tax deducted at source (net)	**-**	494,096
IV.	Stationery and stamps	**5,018**	6,905
V.	Non-banking assets acquired in satisfaction of claims[1,2]	**-**	-
VI.	Advances for capital assets	**5,370,795**	6,527,273
VII.	Deposits	**125,315,010**	96,301,876
VIII.	Deferred tax assets (net) (refer note 18.46)	**41,593,985**	46,978,179
IX.	Deposits in Rural Infrastructure and Development Fund	**103,661,620**	134,932,128
X.	Unrealised gain on foreign exchange and derivative contracts[3]	**211,680,902**	150,604,305
XI.	Others	**155,316,711**	112,576,407
	TOTAL OTHER ASSETS	**821,630,898**	**733,163,375**

1. Assets amounting to ₹ 4.5 million were transferred from banking assets to non-banking asset during the year ended March 31, 2026 (year ended March 31, 2025: ₹ 9.1 million). Asset amounting to ₹ 2,984.0 million were sold during the year ended March 31, 2026 (year ended March 31, 2025: ₹ 727.1 million).

2. Net of provision amounting to ₹ 24,515.5 million (March 31, 2025: ₹ 27,475.0 million).

3. Gross unrealised loss on foreign exchange and derivative contracts is disclosed under Schedule 5 - Other liabilities.

₹ in '000s

		At 31.03.2026	At 31.03.2025
SCHEDULE 12 - CONTINGENT LIABILITIES			
I.	Claims against the Bank not acknowledged as debts	**94,452,903**	104,032,520
II.	Liability for partly paid investments	**12,455**	21,221
III.	Liability on account of outstanding forward exchange contracts[1]	**14,772,507,100**	17,294,924,917
IV.	Guarantees given on behalf of constituents		
	a) In India	**1,973,494,788**	1,670,696,107
	b) Outside India	**139,284,020**	113,806,953
V.	Acceptances, endorsements and other obligations	**779,141,222**	666,367,325
VI.	Currency swaps[1]	**510,222,632**	769,314,455
VII.	Interest rate swaps, currency options and interest rate futures[1]	**25,626,288,704**	39,694,107,687
VIII.	Other items for which the Bank is contingently liable	**101,058,355**	83,865,321
	TOTAL CONTINGENT LIABILITIES	**43,996,462,179**	**60,397,136,506**

1. Represents notional amount.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Profit and Loss Account

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
SCHEDULE 13 - INTEREST EARNED			
I.	Interest/discount on advances/bills	**1,306,055,513**	1,264,047,229
II.	Income on investments	**335,927,347**	329,802,313
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	**28,629,305**	21,558,214
IV.	Others[1,2]	**28,848,773**	17,230,058
TOTAL INTEREST EARNED		**1,699,460,938**	**1,632,637,814**

1. Includes interest on tax refunds amounting to ₹ 7,110.6 million (March 31, 2025: ₹ 1,846.7 million).

2. Includes interest and amortisation of premium on hedging/non-trading interest rate swaps.

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
SCHEDULE 14 - OTHER INCOME			
I.	Commission, exchange and brokerage	**204,774,442**	194,116,547
II.	Profit/(loss) on sale of investments (net)	**18,377,201**	9,332,064
III.	Profit/(loss) on revaluation of investments (net)	**(10,528,366)**	12,919,709
IV.	Profit/(loss) on sale of land, buildings and other assets (net)[1]	**2,899,221**	429,526
V.	Profit/(loss) on exchange/derivative transactions (net)	**54,874,543**	40,245,361
VI.	Income earned by way of dividends, etc. from subsidiary companies and/or joint ventures abroad/in India	**34,584,115**	26,190,102
VII.	Miscellaneous income (including lease income)	**2,594,740**	1,833,720
TOTAL OTHER INCOME		**307,575,896**	**285,067,029**

1. Includes profit/(loss) on sale of assets given on lease.

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
SCHEDULE 15 - INTEREST EXPENDED			
I.	Interest on deposits	**729,568,299**	706,161,934
II.	Interest on Reserve Bank of India/inter-bank borrowings	**15,986,833**	32,697,042
III.	Others (including interest on borrowings of erstwhile ICICI Limited)	**73,153,449**	82,134,462
TOTAL INTEREST EXPENDED		**818,708,581**	**820,993,438**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Profit and Loss Account *(Contd.)*

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
SCHEDULE 16 - OPERATING EXPENSES			
I.	Payments to and provisions for employees[1]	**179,748,857**	165,408,783
II.	Rent, taxes and lighting[2]	**19,620,358**	17,388,438
III.	Printing and stationery	**2,415,160**	2,824,293
IV.	Advertisement and publicity	**17,446,532**	19,517,768
V.	Depreciation on Bank's property	**24,613,374**	21,192,906
VI.	Depreciation (including lease equalisation) on leased assets	**306,794**	301,152
VII.	Directors' fees, allowances and expenses	**58,661**	61,854
VIII.	Auditors' fees and expenses	**75,477**	75,702
IX.	Law charges	**687,857**	737,665
X.	Postages, courier, telephones, etc.	**7,740,181**	7,641,496
XI.	Repairs and maintenance	**38,165,670**	31,705,041
XII.	Insurance	**21,557,344**	19,592,912
XIII.	Direct marketing agency expenses	**28,105,774**	24,669,444
XIV.	Other expenditure[3,4]	**131,797,440**	112,605,789
TOTAL OPERATING EXPENSES		**472,339,479**	**423,723,243**

1. The new Labour Codes were notified by the government during November 2025, pursuant to which the Bank charged an amount of ₹ 1,450.0 million to the profit and loss account based on certain estimates and assumptions. The supporting Rules and certain key clarifications are awaited, and the interpretations and industry practices are still developing. The above impact estimates will be re-assessed and finalised based on the final Rules, industry practices and any revisions to the Bank's staff emoluments from time to time.

2. Includes lease expense amounting to ₹ 15,906.2 million (March 31, 2025: ₹ 13,720.8 million).

3. Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) amounting to ₹ 34,849.9 million (March 31, 2025: ₹ 20,038.5 million).

4. Includes expenses on reward program amounting to ₹ 24,228.2 million (March 31, 2025: ₹ 21,651.0 million).

5. Net of recoveries from group companies towards shared services.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited (ICICI Bank or the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949. The Bank also has overseas branches in Bahrain, China, Dubai, Hong Kong, Singapore, United States of America and Offshore Banking units.

Basis of preparation

The financial statements have been prepared in accordance with requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949. The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by Reserve Bank of India (RBI) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with paragraph 7 of the Companies (Accounts) Rules, 2014 and Companies (Accounting Standard) Rule 2021 to the extent applicable and practices generally prevalent in the banking industry in India. The Bank follows the historical cost convention and the accrual method of accounting, except in the case of interest and other income on non-performing assets (NPAs) where it is recognised upon realisation. Investments are accounted for in accordance with the extant RBI guidelines on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in these estimates is recognised prospectively from the period of change.

SIGNIFICANT ACCOUNTING POLICIES

1. **Revenue recognition**
    a) Interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI.

    b) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

    c) Dividend income is accounted on accrual basis when the right to receive the dividend is established.

    d) Loan processing fee is accounted for upfront when it becomes due.

    e) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

    f) Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

    g) Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

    h) The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight line basis over one year.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

i) Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

j) Penal charge is recognised as income on realisation basis.

k) All other fees are accounted for as and when they become due where the Bank is reasonably certain of ultimate collection.

2. Investments

Investments are accounted for in accordance with the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks.

The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

Till March 31, 2024, the Bank had been following accounting policies for investments primarily based on the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2021 where securities were valued scrip-wise and classified into 'Held to Maturity' (HTM), 'Available for Sale' (AFS) and 'Held for Trading' (HFT). Depreciation/appreciation on securities was aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, was ignored, while net depreciation in each category was provided. HTM securities were carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired was amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

With effect from April 1, 2024, the Bank implemented the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 and transitional adjustments has been recorded as per the directions. Accordingly, the significant accounting policies with respect to investments have been modified as stated below.

Initial Recognition:

All investments are recognised at fair value on initial recognition, primarily the acquisition cost. Where facts and circumstances suggest that the fair value is materially different from the acquisition cost, the difference between the fair value and the acquisition cost is recognised in accordance with RBI guidelines

Classification and subsequent measurement:

All investments are classified into 'Held to Maturity' (HTM), 'Available for Sale' (AFS) and Fair value through Profit and Loss account (FVTPL) including Held for Trading (HFT) which is a separate investment sub-category within FVTPL on the date of purchase as per the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, and (e) others. Further, all the investments including debt investments in subsidiaries, joint ventures and associates are classified in a separate category.

Held to Maturity (HTM) investments:

Investments are classified as HTM if:

1) The security is acquired with the intention and objective of holding it to maturity, i.e., the financial assets are held with an objective to collect the contractual cash flows; and

2) the contractual terms of the security give rise to cash flows that are solely payments of principal and interest on principal outstanding ('SPPI criterion') on specified dates.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

HTM securities are carried at cost. Any premium or discount over the face value of fixed rate and floating rate/ staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

Available for sale (AFS) investments:

Investments are classified as AFS if:

1)   The security is acquired with an objective that is achieved by both collecting contractual cash flows and selling securities; and

2)   the contractual terms of the security meet the 'SPPI criterion'

Further, certain equity investments are also designated as AFS investments, where on initial recognition, the Bank has made an irrevocable election to classify such equity investments as AFS investments.

Investments classified as AFS are fair valued periodically as per RBI guidelines. Any premium or discount over/ below the face value of fixed rate and floating rate/Staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight-line basis respectively. The unrealised gain or loss across all performing AFS investments (adjusted for effect of taxes, if any) is recognised in "AFS reserves".

Fair value through Profit and Loss account (FVTPL) investments:

Securities that do not qualify for inclusion in HTM or AFS are classified under FVTPL.

There is a separate sub-category called Held for trading (HFT) within FVTPL. The HFT investments primarily include listed equity investments (except for equity investments designated as AFS investments) and debt securities acquired with an intent to sale.

Investments classified as FVTPL are fair valued periodically as per RBI guidelines. Any premium or discount over the face value of fixed rate and floating rate/Staggered securities acquired which pass the SPPI criterion is amortised over the remaining period to maturity on a constant yield basis and straight-line basis respectively. The unrealised gain or loss across all performing FVTPL investments is aggregated across all categories and net appreciation/ depreciation is recognised in profit and loss account.

Investments in subsidiaries, joint ventures and associates:

All investments (including debt and equity) in subsidiaries, associates and joint ventures are held at acquisition cost. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The Bank assesses investments in subsidiaries, joint ventures and associates for any other than temporary diminution in value and appropriate provisions are made.

Cost of acquisition:

Costs, including brokerage and commission pertaining to trading book investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

Fair valuation:

For the purpose of initial recognition and subsequent measurement, investments are fair valued based on RBI guidelines. Securities are valued scrip-wise.

Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The market/fair value of unquoted government securities which are in nature of Statutory Liquidity Ratio (SLR) securities included in the AFS and FVTPL categories is as per the rates published by FBIL and for unquoted corporate bonds, security level valuation (SLV) published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

Treasury bills, commercial papers and certificate of deposits, being discounted instruments, are valued at carrying cost.

The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹ 1, as per RBI guidelines.

Investments in units of Venture Capital Funds (VCFs)/Alternative Investment Fund (AIF) are categorised under FVTPL and are valued at the net asset value (NAV) declared by the VCF/AIF respectively. If the latest NAV is not available continuously for more than 18 months, the units of VCF/AIF are valued at ₹ 1, as per RBI guidelines.

The units of Infrastructure Investment Trust (InvIT) are valued as per the quoted price available on the exchange.

At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank makes additional provisions on the security receipts based on the remaining period for the resolution period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided. The provision on the fully provided security receipts including receipts guaranteed by Government of India, is reversed through profit and loss account on actual receipts of recoveries or approval of claims, if any, by the Government of India.

Impairment and provisioning

Impairment of non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

Disposal:

Gain/loss on sale of investments except AFS equity investments is recognised in the profit and loss Account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The realised gain or loss on AFS equity investments is recognised in AFS reserve. Further, the profit from sale of HTM investments, investments in subsidiaries, joint ventures and associates and AFS equity investments, net of taxes and transfer to statutory reserve is appropriated to "Capital Reserve" in accordance with the RBI guidelines.

Short sale:

The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked to market. The mark-to-market gain/loss is charged to profit and loss account as per RBI guidelines.

Repurchase transactions:

Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF)/Marginal Standing Facility (MSF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

3. Loans and other credit facilities

Classification:

The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines are classified as NPAs to the extent of amount outstanding in the respective host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Interest on non-performing advances is transferred to an interest suspense account and not recognised in profit and loss account until received.

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower's financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on RBI guidelines is not accounted as restructuring of loan. Certain specified guidelines by RBI requires the asset classification to be maintained as "Standard'. Therefore, the borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines or host country regulations, as applicable.

Provisioning:

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets as per internal provisioning norms, subject to minimum provisioning requirements of RBI. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per RBI guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are NPAs both as per the RBI guidelines and host country regulations, provisions are made at the higher of the provisions required as per internal provisioning norms and host country regulations. Provisions on non-performing retail loans and advances, subject to minimum provisioning requirements of RBI, are made on the basis of the ageing of the loan. The specific provisions on non-performing loans and advances held by the Bank are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to RBI the entire amount, is provided over a period not exceeding four quarters starting from the quarter in which fraud has been declared. In respect of non-retail loans which are classified as loss accounts, the entire amount is provided immediately. Also, in case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with RBI directions.

The Bank makes provision on restructured loans subject to minimum requirements as per RBI guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

In terms of RBI guidelines, the NPAs are written-off in accordance with the Bank's policy. Amounts recovered against bad debts written-off are recognised in the profit and loss account.

The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI's large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and RBI requirement.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures with contractual maturity exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the Bank's net funded exposure in respect of a country is less than 1% of its total assets, no provision is required on such country exposure.

The Bank makes additional provisions as per RBI guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the RBI, from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

The Bank, on prudent basis, has made contingency provision on certain loan portfolios following the Covid-19 pandemic as well as specific geo-political escalations. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in 'Schedule 5 - Other Liabilities and Provisions'.

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision can be utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement if extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

4. **Transfer and servicing of assets**

   The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted, only if the Bank surrenders the right to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

   In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised based on the method prescribed in the guidelines. As per the RBI guidelines issued on September 24, 2021, gain realised at the time of securitisation of loans is accounted through profit and loss account on completion of transaction. The Bank accounts for any loss arising from securitisation immediately at the time of sale.

   The unrealised gains, associated with expected future margin income is recognised in profit and loss account on receipt of cash, after absorbing losses, if any.

   Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of direct assignment of loan assets is recognised at the time of sale. As per the RBI guidelines issued on September 24, 2021, any loss or realised gain from sale of loan assets through direct assignment is accounted through profit and loss account on completion of transaction.

   The acquired loans is carried at acquisition cost. In case premium is paid on a loan acquired, premium is amortised over the loan tenure.

   In accordance with RBI guidelines, in case of non-performing loans sold to Asset Reconstruction Companies (ARCs), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

5. Fixed assets (Property, Plant and Equipment)

Fixed assets, other than premises, are carried at cost less accumulated depreciation and impairment, if any. Premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset.

Depreciation is charged over the estimated useful life of fixed assets on a straight-line basis. Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised. Assets individually costing upto ₹ 5,000/- are depreciated fully in the year of acquisition.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually. The profit on sale of premises is appropriated to Capital Reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

The useful lives of the groups of fixed assets are given below.

Asset	Useful life
Premises owned by the Bank	60 years
Leased assets and improvements to leasehold premises	60 years or lease period whichever is lower
ATMs[1,2]	5 - 8 years
Plant and machinery[1] (including office equipment)	5 -10 years
Electric installations and equipments	10 - 15 years
Computers	3 years
Servers and network equipment[1]	4 – 10 years
Furniture and fixtures[1]	5 – 10 years
Motor vehicles[1]	5 years
Others (including software)[1,3]	3-5 years

1. *The useful life of fixed assets is based on historical experience of the Bank, which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.*
2. *Cash acceptor machine*
3. *Excludes software, which are procured based on licensing arrangements and depreciated over the period of license.*
4. *Assets at residences of Bank's employees are depreciated over the estimated useful life of 5 years.*

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant RBI guidelines or specific RBI directions.

6. Translation of foreign currency items

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches and offshore banking units) are translated at quarterly average rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are recognised in the profit and loss account.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

7. Foreign exchange and derivative contracts

Derivative transactions comprises of forward contracts, futures, swaps and options. The Bank undertakes derivative transactions for trading and hedging balance sheet assets and liabilities.

The forward exchange contracts that are not intended for trading and are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction are effectively valued at closing spot rate. The premium or discount arising on inception of such forward exchange contracts is amortised over the life of the contract as interest income/expense. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Bank identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to that date are accounted on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss Account.

The derivative contracts entered into for trading purposes are marked-to-market and the resulting gain or loss is accounted in the profit and loss account. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative. Premium for FC/INR option transaction is recognised as income/expense on expiry or early termination of the transaction. Mark to market gain/loss (adjusted for premium received/paid on options contracts) is recorded in the profit and loss account. The gain or loss arising on unwinding or termination of the contracts, is accounted for in the Profit and Loss account. Currency futures contracts are marked to market using daily settlement price on a trading day, which is the closing price of the respective futures contracts on that day. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through profit and loss account.

8. Employee Stock Option Scheme (ESOS) and Employee Stock Unit Scheme (ESUS)

The Employees Stock Option Scheme 2000 (Option Scheme) provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The options granted vest in a graded manner and may be exercised within a specified period.

The Employees Stock Unit Scheme - 2022 (Unit Scheme) provides for grant of units at face value to the eligible employees of the Bank and its subsidiaries. The units granted vest in a graded manner and as per vesting criteria and may be exercised within a specified period.


SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The Bank uses Black-Scholes model to fair value the options/units granted under Employee Stock Option Scheme on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share option/units, volatility, risk free rate and dividend yield. For stock options granted prior to March 31, 2021, the Bank recognised cost of such options using intrinsic value method. Under Intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the closing price on the stock exchange with highest trading volume of the underlying shares, immediately prior to the grant date.

The cost of stock options/units is recognised in the profit and loss account over the vesting period.

In case of modification/cancellations and replacements of options/units already granted, the Bank measures the incremental fair value of options/units as a difference between the fair value of modified options/units and that of the original options/units both measured on the modification date and recognises the same over the remaining vesting period.

On exercise of the stock options/units, corresponding balance in Employee Stock Options/Units Outstanding is transferred to Securities Premium. In respect of the vested options/units lapses, the corresponding balance in Employee Stock Options/Units Outstanding is transferred to General Reserve.

9. Employee Benefits

Gratuity

The Bank pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Bank makes contribution to recognised trust which administers the funds on its own account or through insurance companies.

Actuarial valuation of the gratuity liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes maximum 15.0% of the total annual basic salary for certain employees to superannuation funds. Further, the Bank contributes upto 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The employees are given an option to receive the amount in cash in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Bank to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account. The Bank has no liability towards future benefits under superannuation fund and national pension scheme other than its annual contribution.

Pension

The Bank provides for pension, a defined benefit plan, covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth,

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident Fund

The Bank is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Bank contributes an equal amount for eligible employees. The Bank makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner. The Bank makes balance contributions to a fund administered by trustees. The funds are invested according to the rules prescribed by the Government of India. The Bank recognises such contribution as an expense in the year in which it is incurred.

Interest payable on provident fund should not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952. Actuarial valuation for the interest obligation on the provident fund balances is determined by an actuary appointed by the Bank.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

The overseas branches of the Bank and its eligible employees contribute a certain percentage of their salary towards respective government schemes as per local regulatory guidelines. The contribution made by the overseas branches is recognised in profit and loss account at the time of contribution.

Compensated absences

The Bank provides for compensated absence based on actuarial valuation conducted by an independent actuary.

10. Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year and change in tax rate.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The impact of changes in deferred tax assets and liabilities is recognised in the profit and loss account. In accordance with paragraph 2A of AS 22, the Bank has neither recognised nor disclosed deferred tax assets or liabilities in respect of Pillar Two income taxes.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon management's judgement as to whether their realisation is considered as reasonably certain. However, in case of unabsorbed depreciation or carried forward loss, deferred tax assets will be recognised only if there is virtual certainty of realisation of such assets.

11. Impairment of Assets

The Bank follows revaluation model of accounting for its premises and the recoverable amount of the revalued assets is considered to be close to its revalued amount. Accordingly, separate assessment for impairment of premises is not required.

For assets other than premises, the Bank assesses at each balance sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided in the profit and loss account to the extent the carrying amount of assets exceeds their estimated recoverable amount.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

12. Provisions, contingent liabilities and contingent assets

The Bank estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the financial statements. In case of remote possibility neither provision nor disclosure is made in the financial statements. The Bank does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

13. Earnings per share (EPS)

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

14. Share issue expenses

Share issue expenses are deducted from Securities Premium Account in terms of Section 52 of the Companies Act, 2013.

15. Bullion transaction

The Bank deals in bullion business on a consignment basis. The bullion is priced to the customers based on the price quoted by the supplier. The difference between price recovered from customers and cost of bullion is accounted for as commission at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest expense/income is accounted on accrual basis.

16. Lease transactions

Lease payments, including cost escalations, for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis. The leases of property, plant and equipment, where substantially all of the risks and rewards of ownership are transferred to the Bank are classified as finance lease. Minimum lease payments under finance lease are apportioned between the finance costs and outstanding liability.

17. Cash and cash equivalents

Cash and cash equivalents include cash in hand, rupee digital currency, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

18. Segment Reporting

The disclosure related to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

19. Corporate Social Responsibility

Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the Profit and Loss Account.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20 – Earnings per share. Basic earnings per equity share is computed by dividing net profit/(loss) after tax by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Net profit/(loss) attributable to equity shareholders used in computation of Basic and Diluted EPS	501,466.4	472,269.9
Nominal value per share (₹)	2.00	2.00
Basic earnings per share (₹)	70.21	67.01
Effect of potential equity shares (₹)	(1.01)	(1.12)
Diluted earnings per share (₹)[1]	69.20	65.89
Reconciliation between weighted shares used in computation of basic and diluted earnings per share		
Weighted average number of equity shares outstanding used in computation of Basic EPS	7,142,831,136	7,047,535,896
Add: Effect of potential equity shares	104,051,422	119,746,543
Weighted average number of equity shares outstanding used in computation of Diluted EPS	7,246,882,558	7,167,282,439

1. The dilutive impact is due to options/units granted to employees by the Bank.

2. Business/Information ratios

The following table sets forth, for the periods indicated, the business/information ratios.

Sr. No.	Particulars	Year ended March 31, 2026	Year ended March 31, 2025
1.	Interest income to working funds[1]	7.88%	8.35%
2.	Non-interest income to working funds[1]	1.43%	1.46%
3.	Cost of deposits	4.62%	4.91%
4.	Net interest margin[2]	4.32%	4.32%
5.	Operating profit to working funds[1,3]	3.32%	3.44%
6.	Return on assets[4]	2.33%	2.41%
7.	Net profit/(loss) per employee[5] (₹ in million)	3.9	3.5
8.	Business (average deposits plus average advances) per employee[5,6] (₹ in million)	233.1	200.6

1. For the purpose of computing the ratio, working funds represent the simple average of balances of total assets computed for monthly reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.
2. Net interest margin is the ratio of net interest income/average earning assets. Net interest income is the difference of interest income and interest expense. Average earning assets are average of daily balance of interest earning assets.
3. Operating profit is profit for the year before provisions and contingencies.
4. For the purpose of computing the ratio, assets represent the monthly average of total assets computed for reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.
5. Computed based on average number of employees which include sales executives, employees on fixed term contracts and interns.
6. The average deposits and the average advances represent the simple average of the figures reported in Form A to RBI under Section 42(2) of the Reserve Bank of India Act, 1934.



SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

3. Capital adequacy ratio

The Bank is subject to the Basel III capital adequacy guidelines stipulated by RBI with effect from April 1, 2013. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 (CET1) and Additional Tier-1.

Basel III guidelines require the Bank to maintain a minimum Capital to Risk-Weighted Assets Ratio (CRAR) of 11.70% with minimum CET1 CRAR of 8.20% and minimum Tier-1 CRAR of 9.70%. The minimum total CRAR, Tier-1 CRAR and CET1 CRAR requirement include capital conservation buffer of 2.50% and additional capital requirement of 0.20% on account of the Bank being designated as Domestic Systemically Important Bank.

The following table sets forth, for the periods indicated, computation of capital adequacy as per Basel III framework.

₹ in million, except percentage

Particulars	At March 31, 2026	At March 31, 2025
Common Equity Tier 1 capital (CET 1) (i)	2,978,177.6	2,567,375.0
Additional Tier 1 capital (ii)	-	-
Tier 1 capital (i + ii)	2,978,177.6	2,567,375.0
Tier 2 capital	152,155.2	99,245.9
Total capital (Tier 1+Tier 2)	3,130,332.8	2,666,620.9
Total Risk Weighted Assets (RWAs)	18,217,250.9	16,111,044.0
CET1 CRAR (%)	16.35%	15.94%
Tier-1 CRAR (%)	16.35%	15.94%
Tier-2 CRAR (%)	0.83%	0.61%
Total CRAR (%)	17.18%	16.55%
Leverage Ratio	10.74%	10.26%
Percentage of the shareholding of		
a) Government of India	0.22%	0.22%
Amount of equity capital raised[1]	-	-
Amount of non-equity Tier-1 capital raised during the year, of which:		
1. Perpetual Non-Cumulative Preference Shares	-	-
2. Perpetual Debt Instruments	-	-
Amount of Tier-2 capital raised during the year, of which:		
1. Debt Capital Instruments	49,450.0	-
2. Preference Share Capital Instruments [Perpetual Cumulative Preference Shares (PCPS)/Redeemable Non-Cumulative Preference Shares (RNCPS)/Redeemable Cumulative Preference Shares (RCPS)]	-	-

1. *Equity shares issued pursuant to exercise of employee stock options/units during the year ended March 31, 2026 amounting to ₹ 17,152.2 million (during the year ended March 31, 2025: ₹ 16,586.9 million). Further at March 31, 2025, includes equity shares issued to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited amounting to ₹ 68,988.0 million.*

4. Liquidity coverage ratio

The Basel Committee on Banking Supervision (BCBS) had introduced the liquidity coverage ratio (LCR) in order to ensure that a bank has an adequate stock of unencumbered high quality liquid assets (HQLA) to survive a significant liquidity stress lasting for a period of 30 days. LCR is defined as a ratio of HQLA to the total net cash outflows estimated for the next 30 calendar days. As per the RBI guidelines, the minimum LCR required to be maintained by banks is 100.0%.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the quarterly average of unweighted and weighted values of the LCR of the Bank. The quarterly average LCR is computed based on simple average of daily observations during the quarter. For the three months ended March 31, 2026, LCR computation was carried out for 65 days. For non-business days, the previous day weighted and unweighted amounts have been carried forward for computation of the simple average for the quarter (three months ended December 31, 2025: 68 days, three months ended September 30, 2025: 71 days, three months ended June 30, 2025: 60 days and three months ended March 31, 2025: 61 days).

₹ in million

Sr. No.	Particulars	Three months ended March 31, 2026		Three months ended March 31, 2025		Three months ended December 31, 2025		Three months ended September 30, 2025		Three months ended June 30, 2025	
		Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)
High quality liquid assets											
1.	Total high quality liquid assets	**N.A.**	**4,806,128.3**	N.A.	4,424,810.6	N.A.	4,741,675.8	N.A.	4,663,076.6	N.A.	4,696,051.6
Cash outflows											
2.	Retail deposits and deposits from small business customers, of which:	**10,057,206.4**	**889,769.5**	8,747,427.1	767,509.9	9,661,404.9	852,448.8	9,457,181.2	833,709.0	9,141,482.6	804,126.8
	(i) Stable deposits	**2,319,022.1**	**115,951.1**	2,144,655.7	107,232.8	2,273,833.6	113,691.7	2,240,183.1	112,009.2	2,200,430.1	110,021.5
	(ii) Less stable deposits	**7,738,184.3**	**773,818.4**	6,602,771.4	660,277.1	7,387,571.3	738,757.1	7,216,998.1	721,699.8	6,941,052.5	694,105.3
3.	Unsecured wholesale funding, of which:	**5,545,149.1**	**2,991,879.7**	4,839,089.5	2,627,835.6	5,195,132.4	2,803,012.8	5,095,780.1	2,759,931.0	5,033,405.4	2,781,166.6
	(i) Operational deposits (all counterparties)	**-**	**-**	-	-	-	-	-	-	-	-
	(ii) Non-operational deposits (all counterparties)	**5,422,744.4**	**2,869,475.0**	4,711,029.3	2,499,775.4	5,109,063.8	2,716,944.2	4,970,060.6	2,634,211.5	4,909,941.8	2,657,703.0
	(iii) Unsecured debt	**122,404.7**	**122,404.7**	128,060.2	128,060.2	86,068.6	86,068.6	125,719.5	125,719.5	123,463.6	123,463.6
4.	Secured wholesale funding	**N.A.**	**-**	N.A.	0.1	N.A.	74.1	N.A.	0.4	N.A.	-
5.	Additional requirements, of which:	**683,774.5**	**113,628.7**	726,979.4	109,989.8	686,228.7	106,121.5	683,791.7	98,674.3	750,015.8	124,346.7
	(i) Outflows related to derivative exposures and other collateral requirements	**70,389.6**	**70,389.6**	61,279.6	61,279.6	62,018.7	62,018.7	54,737.5	54,737.5	76,946.6	76,946.6
	(ii) Outflows related to loss of funding on debt products	**35.1**	**35.1**	43.2	43.2	36.7	36.7	36.6	36.6	37.9	37.9
	(iii) Credit and liquidity facilities	**613,349.8**	**43,204.0**	665,656.6	48,667.0	624,173.3	44,066.1	629,017.6	43,900.2	673,031.3	47,362.2
6.	Other contractual funding obligations	**332,873.1**	**332,873.1**	352,983.2	352,983.2	331,517.1	331,517.1	291,887.5	291,887.5	300,260.9	300,260.9
7.	Other contingent funding obligations	**8,992,148.8**	**398,651.5**	7,373,478.3	325,299.4	8,434,996.4	372,721.2	8,083,238.4	357,317.4	7,880,942.8	348,748.6
8.	**Total cash outflows**	**N.A.**	**4,726,802.5**	**N.A.**	**4,183,618.0**	**N.A.**	**4,465,895.5**	**N.A.**	**4,341,519.6**	**N.A.**	**4,358,649.6**
9.	Secured lending (e.g. reverse repos)	**39,764.3**	**-**	1,785.8	-	10,188.8	-	3,948.2	0.4	1,705.0	-
10.	Inflows from fully performing exposures	**1,181,520.2**	**835,463.2**	862,958.3	606,233.9	950,541.7	647,832.8	885,560.5	595,897.2	897,151.8	633,571.2
11.	Other cash inflows	**114,750.7**	**65,923.3**	122,784.3	68,697.7	111,388.9	63,447.5	110,038.2	61,454.7	113,713.6	65,209.6
12.	**Total cash inflows**	**1,336,035.2**	**901,386.5**	**987,528.4**	**674,931.6**	**1,072,119.4**	**711,280.3**	**999,546.9**	**657,352.3**	**1,012,570.4**	**698,780.8**
13.	**Total HQLA**	**N.A.**	**4,806,128.3**	**N.A.**	**4,424,810.6**	**N.A.**	**4,741,675.8**	**N.A.**	**4,663,076.6**	**N.A.**	**4,696,051.6**
14.	Total net cash outflows (8)-(12)	**N.A.**	**3,825,416.0**	N.A.	3,508,686.4	N.A.	3,754,615.2	N.A.	3,684,167.3	N.A.	3,659,868.8
15.	**Liquidity coverage ratio (%)**	**N.A.**	**125.64%**	**N.A.**	**126.11%**	**N.A.**	**126.29%**	**N.A.**	**126.57%**	**N.A.**	**128.31%**



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Liquidity of the Bank is managed by the Asset Liability Management Group (ALMG) under the central oversight of the Asset Liability Management Committee (ALCO). For the domestic operations of the Bank, ALMG-India is responsible for the overall management of liquidity. For the overseas branches of the Bank, a decentralised approach is followed for day-to-day liquidity management, while a centralised approach is followed for long-term funding in co-ordination with Head-Office. Liquidity in the overseas branches is maintained taking into consideration both host country and the RBI regulations.

HQLA primarily includes government securities in excess of minimum statutory liquidity ratio (SLR) and to the extent allowed under marginal standing facility (MSF) and facility to avail liquidity for LCR (FALLCR) of ₹ 3,936,808.7 million at March 31, 2026 (March 31, 2025: ₹ 3,731,019.5 million).

As per the RBI guidelines, the carve-out from SLR under FALLCR was 16.0% of Net Demand and Time Liabilities (NDTL) for Marginal Standing Facility (MSF), it was 2.0% of NDTL. Additionally, cash balance in excess of cash reserve requirement with RBI and balances with central banks at our overseas branches locations amounted to ₹ 571,839.8 million at March 31, 2026 (March 31, 2025: ₹ 443,951.0 million). Further, average level 2 assets, primarily consisting of AA- and above rated corporate bonds and commercial papers, amounted to ₹ 238,877.9 million at March 31, 2026 (March 31, 2025: ₹ 210,984.7 million).

At March 31, 2026 top liability products/instruments and their percentage contribution to the total liabilities of the Bank were term deposits of 44.30% (March 31, 2025: 44.22%), savings account deposits of 20.05% (March 31, 2025: 20.81%), current account deposits of 11.30% (March 31, 2025: 11.00%) and bond borrowings of 2.18% (March 31, 2025: 2.62%). Top 20 depositors comprised 3.60% of the total deposits of the Bank at March 31, 2026 (March 31, 2025: 4.16%). Further, the total borrowings mobilised from significant counterparties (from whom the funds borrowed were more than 1.00% of the Bank's total liabilities) were 1.42% of the total liabilities of the Bank at March 31, 2026 (March 31, 2025: 1.54%).

The weighted cash outflows are primarily driven by unsecured wholesale funding which includes non-operational deposits and unsecured debt. During the three months ended March 31, 2026, unsecured wholesale funding contributed 63.30% (March 31, 2025: 62.81%) of the total weighted cash outflows. The non-operational deposits include term deposits with premature withdrawal facility. Retail deposits including deposits from small business customers and other contingent funding obligations constituted 18.82% (March 31, 2025: 18.35%) and 8.43% (March 31, 2025: 7.78%) of the total weighted cash outflows, respectively. The other contingent funding obligations primarily included bank guarantees (BGs) and letters of credit (LCs) issued on behalf of the Bank's clients.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and discussion paper issued by the RBI, certain derivative transactions would be subject to margining and consequent collateral exchange would be as governed by Credit Support Annex (CSA). The Bank has entered into CSAs which would require maintenance of collateral. The Bank considers the increased liquidity requirement on account of valuation changes in the transactions settled through Qualified Central Counterparties (QCCP) in India including the Clearing Corporation of India (CCIL) and other exchange houses as well as for transactions covered under CSAs. The potential outflows on account of such transactions have been considered based on the look-back approach prescribed in the RBI guidelines.

The average LCR of the Bank for the three months ended March 31, 2026 was 125.64% (March 31, 2025: 126.11%). The Bank also monitors the LCR in US Dollar currency which was the only significant currency, other than Indian Rupee, as it constituted more than 5.00% of the balance sheet size of the Bank during the year ended March 31, 2026.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

5. **Information about business and geographical segments**

Business Segments

Pursuant to the guidelines issued by RBI on AS 17 - Segment Reporting, the following business segments have been reported.

- **Retail Banking** includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

- **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

- **Treasury** includes the entire investment and derivative portfolio of the Bank.

- **Other Banking** includes leasing operations and other items not attributable to any particular business segment.

- **Unallocated** includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The following tables set forth, for the periods indicated, the business segment results on this basis.

₹ in million

Sr. No.	Particulars	For the year ended March 31, 2026				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1.	Revenue	1,623,942.0	878,472.8	1,384,091.7	47,029.4	3,933,535.9
2.	Less: Inter-segment revenue					1,926,499.1
3.	Total revenue (1)–(2)					2,007,036.8
4.	**Segment results**	**232,442.3**	**244,889.8**	**172,298.6**	**12,553.8**	**662,184.5**
5.	Unallocated expenses					-
6.	Operating profit (4)-(5)					662,184.5
7.	Income tax expenses (including deferred tax credit)					160,718.1
8.	**Net profit/(loss) (6)-(7)**					**501,466.4**
9.	Segment assets	8,788,482.7	6,785,744.2	7,611,803.9	497,685.2	23,683,716.0
10.	Unallocated assets					41,594.0
11.	**Total assets (9)+(10)**					**23,725,310.0**
12.	Segment liabilities[1]	12,203,393.4	6,447,058.5	4,845,451.1	71,091.9	23,566,994.9
13.	Unallocated liabilities					158,315.1
14.	**Total liabilities (12)+(13)**					**23,725,310.0**
15.	Capital expenditure	24,108.9	10,700.8	1,430.8	494.4	36,734.9
16.	Depreciation	16,336.2	7,210.4	1,005.8	367.8	24,920.2

1. Treasury segment includes share capital, employees' stock options/units outstanding and reserves and surplus.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

'RBI's Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide 'Retail banking' into (a) Digital Banking and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment for the year ended March 31, 2026 is sub-divided as below:

₹ in million

Sr. No.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities	Capital expenditure	Depreciation
	Retail Banking	**1,623,942.0**	**232,442.3**	**8,788,482.7**	**12,203,393.4**	**24,108.9**	**16,336.2**
(i)	Digital Banking	**443,648.0**	**69,858.0**	**1,463,767.1**	**2,887,540.5**	**1,735.5**	**1,175.9**
(ii)	Other Retail Banking	**1,180,294.0**	**162,584.3**	**7,324,715.6**	**9,315,852.9**	**22,373.4**	**15,160.3**

₹ in million

Sr. No.	Particulars	For the year ended March 31, 2025				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1.	Revenue	1,561,846.8	824,362.1	1,350,525.8	43,862.9	3,780,597.6
2.	Less: Inter-segment revenue					1,862,892.8
3.	Total revenue (1)–(2)					1,917,704.8
4.	**Segment results**	**216,210.4**	**215,646.3**	**187,607.3**	**6,698.0**	**626,162.0**
5.	Unallocated expenses					-
6.	Operating profit (4)-(5)					626,162.0
7.	Income tax expenses (including deferred tax credit)					153,892.1
8.	**Net profit/(loss) (6)-(7)**					**472,269.9**
9.	Segment assets	7,929,301.9	5,482,698.2	7,216,955.2	505,972.1	21,134,927.4
10.	Unallocated assets					47,472.3
11.	**Total assets (9)+(10)**					**21,182,399.7**
12.	Segment liabilities[1]	11,119,662.2	5,559,973.9	4,296,383.4	75,380.2	21,051,399.7
13.	Unallocated liabilities					131,000.0
14.	**Total liabilities (12)+(13)**					**21,182,399.7**
15.	Capital expenditure	27,062.6	11,779.3	2,054.9	884.8	41,781.6
16.	Depreciation	14,068.8	5,983.3	1,005.0	437.0	21,494.1

1. Treasury segment includes share capital, employees' stock options/units outstanding and reserves and surplus.

'RBI's Master Direction on Financial Statements – Presentation and Disclosures, requires to sub-divide 'Retail banking' into (a) Digital Banking (as defined in RBI circular on Establishment of Digital Banking Units dated April 7, 2022) and (b) Other Retail Banking segment. Accordingly, the segmental results for retail banking segment for the year ended March 31, 2025 is sub-divided as below:

₹ in million

Sr. No.	Particulars	Segment revenue	Segment results	Segment assets	Segment liabilities	Capital expenditure	Depreciation
	Retail Banking	1,561,846.8	216,210.4	7,929,301.9	11,119,662.2	27,062.6	14,068.8
(i)	Digital Banking	402,641.2	57,661.5	1,458,985.6	2,080,953.3	2,001.3	1,040.4
(ii)	Other Retail Banking	1,159,205.6	158,548.9	6,470,316.3	9,038,708.9	25,061.3	13,028.4

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Geographical segments

The Bank reports its operations under the following geographical segments.

Domestic operations comprise branches in India.

Foreign operations comprise branches outside India and offshore banking units in India.

The following tables set forth, for the periods indicated, geographical segment results.

₹ in million

Revenues	Year ended March 31, 2026	Year ended March 31, 2025
Domestic operations	1,957,003.6	1,869,005.1
Foreign operations	50,033.2	48,699.7
Total	**2,007,036.8**	**1,917,704.8**

₹ in million

Assets[1]	At March 31, 2026	At March 31, 2025
Domestic operations	22,571,121.8	20,238,823.4
Foreign operations	1,112,594.2	896,104.0
Total	**23,683,716.0**	**21,134,927.4**

1. Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

Particulars	Capital expenditure incurred during		Depreciation provided during	
	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2026	Year ended March 31, 2025
Domestic operations	36,312.1	41,617.4	24,806.4	21,409.7
Foreign operations	422.8	164.2	113.8	84.4
Total	**36,734.9**	**41,781.6**	**24,920.2**	**21,494.1**



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

6. Maturity pattern

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2026.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets[2]	Total foreign currency liabilities[2]
Day 1	36,307.2	1,099,403.4	330,857.9	347.1	612,952.2	12,697.0
2 to 7 days	287,265.1	182,515.8	1,251,086.1	21,860.0	189,688.3	122,242.7
8 to 14 days	226,923.4	140,459.2	408,529.8	11,347.7	189,438.9	53,577.7
15 to 30 days	510,744.4	260,743.6	410,575.6	64,961.7	146,999.6	112,891.2
31 days to 2 months	707,121.6	155,952.2	552,415.9	130,518.7	114,841.1	97,199.7
2 to 3 months	673,728.6	101,407.8	507,484.6	46,642.8	98,211.1	69,778.9
3 to 6 months	1,149,565.4	186,272.2	872,053.8	139,561.4	157,193.9	187,474.0
6 months to 1 year	1,838,759.8	225,048.2	1,423,661.7	203,233.4	49,687.6	156,560.8
1 to 3 years	4,720,920.1	530,174.9	1,668,295.7	307,985.3	62,312.5	262,669.2
3 to 5 years	2,760,329.5	864,044.5	5,273,357.0	75,088.9	33,428.8	10,582.9
Above 5 years	2,627,264.4	1,166,163.9	5,247,931.7	248,394.2	64,222.2	12,700.8
Total	**15,538,929.5**	**4,912,185.7**	**17,946,249.8**	**1,249,941.2**	**1,718,976.2**	**1,098,374.9**

1. Includes foreign currency balances.

2. Excludes off-balance sheet assets and liabilities.

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2025.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1]	Total foreign currency assets[2]	Total foreign currency liabilities[2]
Day 1	12,920.7	1,645,572.8	270,368.5	1,797.8	450,810.9	12,989.3
2 to 7 days	168,952.3	161,998.7	1,198,129.3	14,675.2	123,974.9	66,369.8
8 to 14 days	192,062.2	151,015.9	350,298.4	15,409.5	107,001.4	41,502.0
15 to 30 days	391,574.5	284,968.2	430,834.0	56,790.2	128,223.7	80,126.4
31 days to 2 months	575,215.5	105,321.1	523,158.6	42,713.5	117,051.7	68,966.6
2 to 3 months	503,565.9	100,833.9	462,809.1	87,690.5	123,079.3	67,889.6
3 to 6 months	847,705.3	216,467.0	971,331.1	192,197.2	207,790.6	177,124.4
6 months to 1 year	1,337,585.9	287,733.1	1,348,477.0	220,661.0	133,797.5	199,303.7
1 to 3 years	3,655,295.7	395,108.4	1,958,703.7	263,518.2	40,070.8	232,265.2
3 to 5 years	2,714,846.8	701,007.2	4,316,479.0	136,197.0	15,125.6	6,369.3
Above 5 years	3,017,936.8	997,541.1	4,272,891.5	203,732.5	56,770.3	11,119.1
Total	**13,417,661.6**	**5,047,567.4**	**16,103,480.2**	**1,235,382.6**	**1,503,696.7**	**964,025.4**

1. Includes foreign currency balances.

2. Excludes off-balance sheet assets and liabilities.

The estimates and assumptions used by the Bank for classification of assets and liabilities under the different maturity buckets are based on the returns submitted to RBI for the relevant periods.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

7.   Employee Stock Option Scheme (ESOS)/ Employees Stock Unit Scheme (ESUS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10.0% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or 5 years from the date of vesting, whichever is later, to 10 years from the date of vesting. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants. In May 2018, exercise period was further modified to not exceed 5 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vested in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019.

Options granted prior to March 2014 vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant.

The exercise price of the Bank's options, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options.

In terms of ESUS, the maximum number of units granted to any eligible employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for grant over a period of seven years from the date of approval of the unit scheme by the shareholders.

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of four years. Exercise price shall be the face value of equity shares of the Bank i.e. ₹ 2 for each unit (as adjusted for any changes in capital structure of the Bank).

Units granted under the scheme vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. Exercise period of units is five years from the date of vesting, or such shorter period as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant.

As per the Scheme of arrangement amongst ICICI Bank Limited, ICICI Securities Limited (ICICI Securities) and their respective Shareholders ("the Scheme"), the outstanding Employee Stock Options (Options) and/or Employee Stock Units (Units) as on March 24, 2025 (Record Date), granted by ICICI Securities Limited to the employees of ICICI Securities Limited and its subsidiaries under the ICICI Securities Limited Employees Stock Option Scheme 2017 and ICICI Securities Limited Employees Stock Unit Scheme 2022 stand cancelled. Fresh Options/Units have been granted by the Bank in line with the approved swap ratio and the fractional entitlements, if any, arising pursuant to the applicability of the swap ratio has been rounded off to the nearest higher integer. The exercise price for Options is adjusted after taking into account the effect of the Swap Ratio.

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2026 was ₹ 424.14 (year ended March 31, 2025: ₹ 444.76) and of units granted during the year ended March 31, 2026 was ₹ 1,328.15 (year ended March 31, 2025: ₹ 1,120.43).



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Risk-free interest rate	**5.84% to 6.16%**	6.42% to 7.11%
Expected term	**3.53 to 5.53 years**	3.43 to 5.43 years
Expected volatility	**19.70% to 31.13%**	18.01% to 33.27%
Expected dividend yield	**0.70% to 0.74%**	0.65% to 0.83%

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Risk-free interest rate	**5.97% to 6.05%**	6.42% to 7.09%
Expected term	**1.58 to 3.58 years**	1.58 to 3.58 years
Expected volatility	**18.39% to 20.84%**	16.49% to 24.72%
Expected dividend yield	**0.74%**	0.72% to 0.74%

Risk free interest rates over the expected term of the option/units are based on the government securities yield in effect at the time of the grant. The expected term of an option/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option/units. Expected exercise behavior is estimated based on the historical stock option/units exercise pattern of the Bank. Expected volatility during the estimated expected term of the option/units is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option/units are based on recent dividend activity. The key assumptions for the year ended March 31, 2025 also includes the key assumptions used for options/units granted to employees of ICICI Securities Limited in accordance with the Scheme.

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2026		Year ended March 31, 2025	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	**169,866,927**	**484.94**	198,731,466	411.26
Add: Granted during the year	**12,833,970**	**1,356.42**	15,964,860[1]	1,052.89
Less: Lapsed during the year, net of re-issuance	**1,067,490**	**1,089.07**	1,997,001	896.53
Less: Exercised during the year	**36,361,312**	**374.10**	42,832,398	335.58
Outstanding at the end of the year	**145,272,095**	**585.24**	169,866,927	484.94
Options exercisable	**118,612,481**	**452.02**	137,704,023	379.06

1. Includes 3.0 million number of options granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the Scheme.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following table sets forth, the summary of stock options outstanding at March 31, 2026.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	189,815	152.99	0.07
200-399	66,583,017	266.41	2.16
400-599	22,767,056	510.21	1.75
600-799	17,758,652	743.57	3.24
800-999	13,134,220	896.39	4.15
1000-1199	12,312,785	1,111.19	5.18
1200-1399	12,521,550	1,355.13	6.15
1400-1599	5,000	1,418.70	6.40

The following table sets forth, the summary of stock options outstanding at March 31, 2025.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	1,188,860	157.91	0.76
200-399	88,958,357	269.18	2.81
400-599	31,580,712	491.68	2.41
600-799	21,218,869	743.79	4.26
800-999	13,937,234	896.55	5.14
1000-1200	12,982,895	1,111.98	6.18

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock unit plan.

₹ except number of units

Particulars	Stock Units outstanding			
	Year ended March 31, 2026		Year ended March 31, 2025	
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	8,032,295	2.00	4,190,810	2.00
Add: Granted during the year	4,231,550	2.00	4,964,420[1]	2.00
Less: Lapsed during the year, net of re-issuance	488,308	2.00	371,263	2.00
Less: Exercised during the year	1,823,427	2.00	751,672	2.00
Outstanding at the end of the year	9,952,110	2.00	8,032,295	2.00
Units exercisable	1,357,105	2.00	560,656	2.00

1. *Includes 0.6 million number of units granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the Scheme.*

At March 31, 2026, the weighted average remaining contractual life of stock units outstanding was 5.59 years (At March 31, 2025: 5.90 years).

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2026 was ₹ 1,392.29 (year ended March 31, 2025: ₹ 1,222.88).

8. **Subordinated debt**

During the year ended March 31, 2026, the Bank has not raised subordinated debt bonds qualifying for Additional Tier-1 capital (March 31, 2025: Nil). Further, the Bank raised subordinated debt qualifying for Tier-2 capital during FY2026 amounting to ₹ 49,450.0 million (March 31, 2025: Nil).



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

9. Repurchase transactions

The following tables set forth for the periods indicated, the details of securities sold and purchased under repo and reverse repo transactions respectively including transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF) for the year ended March 31, 2026.

₹ in million

Sr. No.	Particulars	Minimum outstanding balance during the year		Maximum outstanding balance during the year		Daily average outstanding balance during the year		Outstanding balance at March 31, 2026	
		Face Value	Market Value	Face Value	Market Value	Face Value	Market Value	Face Value	Market Value
Securities sold under Repo, LAF and MSF									
i)	Government Securities	-	-	342,420.4	355,385.2	126,360.8	130,484.6	-	-
ii)	Corporate Debt Securities	-	-	2,500.0	2,504.0	21.2	21.3	-	-
iii)	Any other securities	-	-	-	-	-	-	-	-
Securities purchased under Reverse Repo and LAF									
i)	Government Securities	-	-	214,617.6	211,382.5	15,176.7	15,161.0	214,617.6	210,052.7
ii)	Corporate Debt Securities	-	-	500.0	499.3	8.9	8.9	-	-
iii)	Any other securities	-	-	-	-	-	-	-	-

1. Amounts reported are based on face value and market value of securities under repo and reverse repo, Tri party repo, LAF and MSF.

2. Market value for securities received/placed as collateral are valued based on FBIL price for all securities except T-Bill wherein value of securities placed as collateral are taken at amortised cost and value of securities received as collateral are taken at Market value published by the CCIL.

The following tables set forth for the periods indicated, the details of securities sold and purchased under repo and reverse repo transactions respectively including transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF) for the year ended March 31, 2025.

₹ in million

Sr. No.	Particulars	Minimum outstanding balance during the year		Maximum outstanding balance during the year		Daily average outstanding balance during the year		Outstanding balance at March 31, 2025	
		Face Value	Market Value	Face Value	Market Value	Face Value	Market Value	Face Value	Market Value
Securities sold under Repo, LAF and MSF									
i)	Government Securities	-	-	469,157.6	481,762.8	163,621.1	166,167.5	-	-
ii)	Corporate Debt Securities	-	-	-	-	-	-	-	-
iii)	Any other securities	-	-	-	-	-	-	-	-
Securities purchased under Reverse Repo and LAF									
i)	Government Securities	-	-	300,844.9	296,173.3	19,829.5	19,422.1	-	-
ii)	Corporate Debt Securities	-	-	-	-	-	-	-	-
iii)	Any other securities	-	-	-	-	-	-	-	-

1. Amounts reported are based on face value and market value of securities under repo and reverse repo, Tri party repo, LAF and MSF.

2. Market value for securities received/placed as collateral are valued based on FBIL price for all securities except T-Bill wherein value of securities placed as collateral are taken at amortised cost and value of securities received as collateral are taken at Market value published by the CCIL.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

10. Composition of investments

10.1 Disclosure of carrying value of investments and fair value

₹ in million

Particulars	HTM		AFS	FVTPL		Subsidiaries, Associates & JVs	
	At cost	Fair value		HFT	Non HFT	At cost	Fair value
I. Investment in India							
(i) Government securities	3,279,132.3	3,302,934.7	366,443.3	233,113.4	-	-	-
(ii) Other approved securities	-	-	-	-	-	-	-
(iii) Shares	-	-	23,859.7	8,368.8	39,220.8	-	-
(iv) Debentures and bonds	-	-	218,602.7	318,732.8	3,835.6	-	-
(v) Subsidiaries, associates and joint ventures	-	-	-	-	-	208,954.4	1,691,556.6
(vi) Others	-	-	145,046.4	562.0	6,333.3	-	-
Total	3,279,132.3	3,302,934.7	753,952.1	560,777.0	49,389.7	208,954.4	1,691,556.6
Less: Provision for impairment/ NPI	-	-	-	4,307.8	21,315.1	-	-
Net	3,279,132.3	3,302,934.7	753,952.1	556,469.2	28,074.6	208,954.4	1,691,556.6
II. Investment outside India							
(i) Government securities (including local authorities)	-	-	21,752.9	40,605.9	-	-	-
(ii) Subsidiaries, associates and joint ventures	-	-	-	-	-	19,698.9	60,704.2
(iii) Other Investments	-	-	6,163.7	2,217.8	6,472.4	-	-
Total	-	-	27,916.6	42,823.7	6,472.4	19,698.9	60,704.2
Less: Provision for impairment/ NPI	-	-	-	-	1,320.9	-	-
Net	-	-	27,916.6	42,823.7	5,151.5	19,698.9	60,704.2
Total Investment (I + II)	3,279,132.3	3,302,934.7	781,868.7	599,292.9	33,226.1	228,653.3	1,752,260.8

Year ended March 31, 2026

1. CP, CD and T-Bills are accounted at amortised cost as per RBI guidelines.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Year ended March 31, 2025

Particulars	HTM		AFS	FVTPL		Subsidiaries, Associates & JVs	
	At cost	Fair value		HFT	Non HFT	At cost	Fair value
I. Investment in India							
(i) Government securities	3,132,454.9	3,215,827.6	577,893.2	286,574.6	-	-	-
(ii) Other approved securities	-	-	-	-	-	-	-
(iii) Shares	-	-	34,693.6	13,227.6	34,987.3	-	-
(iv) Debentures and bonds	-	-	185,608.2	376,071.9	6,701.5	-	-
(v) Subsidiaries, associates and joint ventures	-	-	-	-	-	181,772.4	993,468.5
(vi) Others	-	-	163,400.6	1,133.6	7,523.0	-	-
Total	**3,132,454.9**	**3,215,827.6**	**961,595.6**	**677,007.7**	**49,211.8**	**181,772.4**	**993,468.5**
Less: Provision for impairment/ NPI	-	-	-	8,458.9	21,494.3	-	-
Net	**3,132,454.9**	**3,215,827.6**	**961,595.6**	**668,548.8**	**27,717.5**	**181,772.4**	**993,468.5**
II. Investment outside India							
(i) Government securities (including local authorities)	-	-	6,627.9	35,786.8	-	-	-
(ii) Subsidiaries, associates and joint ventures	-	-	-	-	-	19,698.9	57,105.8
(iii) Other Investments	-	-	6,314.5	2,353.3	5,996.8	-	-
Total	**-**	**-**	**12,942.4**	**38,140.1**	**5,996.8**	**19,698.9**	**57,105.8**
Less: Provision for impairment/ NPI	-	-	-	-	1,300.0	-	-
Net	**-**	**-**	**12,942.4**	**38,140.1**	**4,696.8**	**19,698.9**	**57,105.8**
Total Investment (I + II)	**3,132,454.9**	**3,215,827.6**	**974,538.0**	**706,688.9**	**32,414.3**	**201,471.3**	**1,050,574.3**

1. *CP, CD and T-Bills are accounted at amortised cost as per RBI guidelines.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

10.2 Securities kept as margin

The following table sets forth, the face value of securities that are kept as margin are as under:

₹ in million

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
	Securities kept as margin with Clearing Corporation of India towards (CCIL)		
i)	Collateral and fund management - Securities Segment	**100,530.0**	42,030.0
ii)	Collateral and fund management - Tri – Party Repo	**409,000.0**	351,000.0
iii)	Default Fund - Forex Forward Segment	**3,230.0**	3,160.0
iv)	Default Fund - Forex Settlement Segment	**970.0**	670.0
v)	Default Fund - Rupee Derivatives (Guaranteed Settlement) Segment	**1,101.0**	640.0
vi)	Default Fund - Securities Segment	**280.0**	270.0
vii)	Default Fund - Tri - Party Repo Segment	**100.0**	100.0
viii)	Default Fund- FX Options Segment	**30.0**	-
	Securities kept as margin with the RBI towards		
i)	Real Time Gross Settlement (RTGS)	**-**	-
ii)	Repo Transactions	**355,250.0**	365,250.0
	Securities kept with National Securities Clearing Corporations of India (NSCCIL) towards NSE Currency Derivative Segment	**21,650.0**	16,150.0
	Securities kept with London clearing house (LCH) Clearnet Limited towards LCH Currency Derivative Segment	**-**	-

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

10.3 Fair Value Hierarchy of investment portfolio measured at fair value on balance sheet

₹ in million

Year ended March 31, 2026

Particulars	AFS				FVTPL			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
I. Investment in India								
(i) Government securities	192,703.5	129,978.0	-	322,681.5	112,876.5	120,236.9	-	233,113.4
(ii) Other approved securities	-	-	-	-	-	-	-	-
(iii) Shares	23,852.7	-	7.0	23,859.7	4,693.7	70.1	20,695.6	25,459.4
(iv) Debenture and Bonds	-	144,925.4	-	144,925.4	56,799.3	200,966.9	246.9	258,013.1
(v) Subsidiaries, associates and joint ventures	-	-	-	-	-	-	-	-
(vi) Others	-	-	145,046.3	145,046.3	535.8	-	6,279.4	6,815.2
Total	216,556.2	274,903.4	145,053.3	636,512.9	174,905.3	321,273.9	27,221.9	523,401.1
II. Investment outside India								
(i) Government securities (including local authorities)	-	-	-	-	-	-	-	-
(ii) Subsidiaries, associates and joint ventures	-	-	-	-	-	-	-	-
(iii) Other Investments	6,163.7	-	-	6,163.7	2,217.8	-	5,151.5	7,369.3
Total	6,163.7	-	-	6,163.7	2,217.8	-	5,151.5	7,369.3
Total Investment (I + II)	222,719.9	274,903.4	145,053.3	642,676.6	177,123.1	321,273.9	32,373.4	530,770.4

1. Level 1 primarily includes securities traded on the valuation date in an active market. Level 2 includes securities valued based on observable inputs in active market on the valuation date. Level 3 includes securities valued based on unobservable inputs on the valuation date.

2. Excludes CP, CD, T-Bills which are accounted at amortised cost as per RBI guidelines.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Year ended March 31, 2025

Particulars	AFS				FVTPL			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
I. Investment in India								
(i) Government securities	312,118.8	142,235.2	-	454,354.0	227,044.4	59,447.5	-	286,491.9
(ii) Other approved securities	-	-	-	-	-	-	-	-
(iii) Shares	34,667.3	-	26.2	34,693.5	5,874.0	57.4	17,594.2	23,525.6
(iv) Debenture and Bonds	14,030.6	83,241.0	-	97,271.6	42,868.6	210,004.0	860.7	253,733.3
(v) Subsidiaries, associate and joint ventures	-	-	-	-	-	-	-	-
(vi) Others	-	-	163,400.6	163,400.6	1,188.0	-	7,468.5	8,656.5
Total	**360,816.7**	**225,476.2**	**163,426.8**	**749,719.7**	**276,975.0**	**269,508.9**	**25,923.4**	**572,407.3**
II. Investment outside India								
(i) Government securities (including local authorities)	-	-	-	-	-	-	-	-
(ii) Subsidiaries, associates and joint ventures	-	-	-	-	-	-	-	-
(iii) Other Investments	5,556.4	-	758.0	6,314.4	2,353.3	-	4,696.8	7,050.1
Total	**5,556.4**	**-**	**758.0**	**6,314.4**	**2,353.3**	**-**	**4,696.8**	**7,050.1**
Total Investment (I + II)	**366,373.1**	**225,476.2**	**164,184.8**	**756,034.1**	**279,328.3**	**269,508.9**	**30,620.2**	**579,457.4**

1. *Level 1 primarily includes securities traded on the valuation date in an active market. Level 2 includes securities valued based on observable inputs in active market on the valuation date. Level 3 includes securities valued based on unobservable inputs on the valuation date.*

2. *Excludes CP, CD, T-Bills which are accounted at amortised cost as per RBI guidelines.*



SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

10.4 Net gains/ (losses) on Level 3 financial instruments recognised in AFS-Reserve and Profit and Loss Account

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Recognised in AFS reserve	(5,916.1)	3,140.3
Recognised in profit and loss account	177.1	4,526.2
Total	**(5,739.0)**	**7,666.5**

10.5 Sales and transfers of securities to/from Held to Maturity (HTM) category

During the year ended March 31, 2026 and March 31, 2025, the value of sales/transfers of securities to/from HTM category did not exceed 5.0% of the book value of investments held in HTM category at the beginning of the year. Sales and transfers of securities to/from HTM category does not include sales to RBI under open market operation auctions and government securities acquisition programme, repurchase of government securities by Government of India and state development loans by concerned state government under buyback or switch operations and additional shifting of securities explicitly permitted by RBI.

The following table sets forth, for the period indicated, the details of sales made out of HTM.

₹ in million except percentage

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
A	Opening carrying values of securities in HTM	3,132,454.9	2,459,505.3
B	Carrying values of HTM securities sold during the year	245,560.7	-
C	Less: Carrying values of securities sold under situations exempted from regulatory limit	245,560.7	-
D	Carrying value of securities sold (D=B-C)	-	-
E	Securities sold as a percentage of opening carrying value of securities in HTM (E=D/A)	-	-
F	Amount transferred to Capital Reserve in respect of HTM securities which were sold at a gain	2,221.2	-

10.6 Reclassification between categories of investments

The Bank has not reclassified any of its investment between HTM, AFS and FVTPL categories during the year ended March 31, 2026 (March 31, 2025: Nil).

11. Government Security lending transactions

The Bank has not undertaken any government securities lending transactions during the year ended March 31, 2026 (March 31, 2025: Nil).

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

12. **Movement of provisions for non-performing investments (NPIs) and Investment Fluctuation Reserve**

The following table sets forth, for the period indicated, the movement of provisions for non-performing investments and Investment Fluctuation Reserve of the Bank

₹ in million, except percentage

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
A.	**Movement of provisions held towards NPIs**		
i)	Opening balance	**31,253.2**	33,478.7
ii)	Add: Provisions made during the year	**659.5**	556.6
iii)	Less: Write-off/write-back of excess provisions during the year	**(4,969.0)**	(2,782.1)
iv)	Closing Balance	**26,943.7**	31,253.2
B.	**Movement of Investment Fluctuation Reserve**		
i)	Opening balance	**34,272.8**	31,686.7
ii)	Add: Amount transferred during the year	**-**	2,586.1
iii)	Less: Drawdown	**-**	-
iv)	Closing balance	**34,272.8**	34,272.8
C.	**Closing balance in IFR as a percentage of closing balance of investments in AFS and FVTPL (including HFT) category**	**2.42%**	2.00%

13. **Investment in securities, other than government and other approved securities (Non-SLR investments)**

i) *Issuer composition of investments in securities, other than government and other approved securities*

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2026.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement	Extent of 'below investment grade' securities	Extent of 'unrated' securities[2,4]	Extent of 'unlisted' securities[2,4]
			(a)	(b)	(c)	(d)
1.	PSUs	**53,165.4**	**16,248.7**	**-**	**0.0**	**728.7**
2.	FIs	**138,160.0**	**87,764.4**	**552.7**	**88.5**	**88.5**
3.	Banks	**90,173.8**	**47,332.7**	**1,443.7**	**-**	**-**
4.	Private corporates	**343,638.0**	**266,072.1**	**2,620.0**	**54.7**	**20,990.3**
5.	Subsidiaries, Associates and Joint Ventures	**228,653.3**	**7,260.4**	**-**	**-**	**-**
6.	Others[3,4]	**216,637.5**	**154,278.6**	**-**	**-**	**-**
7.	Provision held towards NPI	**(26,943.8)**	**-**	**-**	**-**	**-**
	Total	**1,043,484.2**	**578,956.9**	**4,616.4**	**143.2**	**21,807.5**

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.

2. Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFC), unlisted convertible debentures and securities acquired by way of conversion of debt.

3. Includes investments in non-Indian government securities by overseas branches amounting to ₹ 62,358.8 million.

4. Excludes investments in non-SLR Government of India securities amounting to ₹ 41.4 million.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2025.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement	Extent of 'below investment grade' securities	Extent of 'unrated' securities[2,4]	Extent of 'unlisted' securities[2,4]
			(a)	(b)	(c)	(d)
1.	PSUs	73,286.8	23,877.2	-	0.0	999.4
2.	FIs	149,134.5	102,453.8	621.6	99.5	99.5
3.	Banks	141,836.4	120,315.8	1,272.3	-	-
4.	Private corporates	299,473.5	243,501.1	3,476.9	404.7	13,470.3
5.	Subsidiaries, Associates and Joint Ventures	201,471.3	8,265.5	-	-	-
6.	Others[3,4]	216,695.3	173,147.0	0.0	-	-
7.	Provision held towards NPI	(31,253.2)	-	-	-	-
	Total	**1,050,644.6**	**671,560.4**	**5,370.8**	**504.2**	**14,569.2**

1. Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.

2. Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFC), unlisted convertible debentures and securities acquired by way of conversion of debt.

3. Includes investments in non-Indian government securities by overseas branches amounting to ₹ 42,414.7 million.

4. Excludes investments in non-SLR Government of India securities amounting to ₹ 55.8 million.

ii) Non-performing investments in securities, other than government and other approved securities

The following table sets forth, for the periods indicated, the movement in gross non-performing investments in securities, other than government and other approved securities.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening balance	**32,148.8**	**34,751.1**
Additions during the year	**589.8**	335.0
Reduction during the year	**(5,778.3)**	(2,937.3)
Closing balance	**26,960.3**	**32,148.8**
Total provision held	**26,943.8**	**31,253.2**

14. Derivatives

The Bank is a participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury and Securities Service Group (TSSG) conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment policy and Derivative policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

of the Board (RCB) reviews the Bank's risk management policy in relation to various risks including credit and recovery policy, investment policy, derivative policy, asset liability management (ALM) policy and operational risk management policy. The RCB comprises independent directors and the Executive Director of the Bank.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VaR), stop loss limits and relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes is governed by the hedge policy approved by ALCO. Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

The accounting of hedge relationships is carried out in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to June 26, 2019 are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market (as per relevant RBI circulars). Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss Account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India (FEDAI) guidelines.

Over the counter (OTC) derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines.

The following table sets forth, for the periods indicated, the details of derivative positions.

₹ in million

Sr. No.	Particulars	At March 31, 2026		At March 31, 2025	
		Currency derivative[1]	Interest rate derivative[2]	Currency derivative[1]	Interest rate derivative[2]
1.	**Derivatives (Notional principal amount)**				
	For hedging	-	386,917.5	-	384,391.3
	For trading	3,165,701.4	22,583,892.4	6,103,929.5	33,975,101.4
2.	**Marked to market positions (net)[3,4]**	(53,424.2)	9,073.1	(42,465.5)	5,209.6
	a) Asset (+)	41,762.3	60,880.3	32,328.5	62,552.1
	b) Liability (-)	(95,186.5)	(51,807.2)	(74,794.0)	(57,342.4)
3.	**Credit exposure[5]**	91,054.4	162,383.4	144,920.1	330,658.3
4.	**Likely impact of one percentage change in interest rate (100*PV01)[6]**				
	a) On hedging derivatives[7]	-	7,253.1	-	5,653.9
	b) On trading derivatives	1,930.1	11,202.0	722.8	7,171.6
5.	**Maximum and minimum of 100*PV01 observed during the period**				
	a) On hedging[7]				
	Maximum	-	7,489.9	-	7,652.6
	Minimum	-	3,418.5	-	5,653.3
	b) On trading				
	Maximum	1,960.1	12,649.6	900.1	11,593.1
	Minimum	429.2	4,791.3	557.5	7,109.2

1. *Exchange traded and Over the Counter (OTC) options, cross currency interest rate swaps and currency futures are included in currency derivatives.*



SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

2. *OTC interest rate options, interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.*

3. *For trading portfolio both mark-to-market and accrued interest have been considered.*

4. *For hedging portfolio, based on RBI circular issued and subsequent amendments thereafter, both mark-to-market and accrued interest have been considered. The swaps established prior to June 26, 2019 are accounted for on an accrual basis.*

5. *Exposure has been computed based on current exposure method.*

6. *Amounts given are absolute values on a net basis, excluding options.*

7. *The swap contracts entered into for hedging purpose would have an opposite and off-setting impact with the underlying on-balance sheet items.*

The following table sets forth, for the periods indicated, the details of foreign exchange contracts.

₹ in million

Sr. No.	Particulars	At March 31, 2026		At March 31, 2025	
		Trading	Non-trading	Trading	Non-trading
1.	Foreign exchange contracts (Notional principal amount)	13,962,549.3	809,957.8	16,673,081.7	621,843.2
2.	Marked to market positions (net)	22,663.3	(5,863.9)	3,711.1	2,262.5
	1. Asset (+)	92,103.8	511.7	35,483.3	2,351.5
	2. Liability (-)	(69,440.5)	(6,375.6)	(31,772.1)	(88.9)
3.	Credit exposure[1]	287,739.8	8,611.3	440,765.0	12,896.8
4.	Likely impact of one percentage change in interest rate (100*PV01)[2]	772.4	1.7	173.6	9.0

1. *Computed based on current exposure method.*

2. *Amounts given are absolute values on a net basis.*

As per the Master circular on Basel III Capital Regulations issued by RBI on April 1, 2024 on capital adequacy computation, 'Banks in India shall adopt the comprehensive approach, which allows fuller offset of collateral against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral'. Therefore, counterparty exposure has been fully off-set against the collateral received from the counterparty. Since the collateral received is counterparty-wise and not product-wise, the derivative exposure reported above has not been adjusted for the collateral received/posted. At, March 31, 2026 collateral utilised against the exposure was ₹ 20,077.6 million (March 31, 2025: ₹ 15,049.8 million), excess collateral posted over the exposure was ₹ 117.2 million (March 31, 2025: ₹ 84.3 million) and the net credit exposure on foreign exchange and derivatives, subsequent to collateral netting, was ₹ 529,828.5 million (March 31, 2025: ₹ 914,274.6 million).

The net overnight open position (NOOP) at March 31, 2026 (as per last NOOP value reported to RBI for the year ended March 31, 2026) was ₹ 6,043.8 million (March 31, 2025: ₹ 9,751.0 million).

The Bank has no exposure in credit derivative instruments (funded and non-funded) including credit default swaps (CDS) and principal protected structures at March 31, 2026 (March 31, 2025: Nil).

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

15. Details of derivative portfolio

₹ in million

Particulars	Year ended March 31, 2026			Year ended March 31, 2025		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Interest rate derivatives						
MTM - Assets	-	59,168.6	1,546.3	-	61,425.5	918.0
MTM - Liabilities	-	(51,144.3)	(757.2)	-	(57,297.9)	-
Net gain/(loss) recognised in Profit and Loss Account	-	3,896.7	(128.9)	-	(2,508.0)	(853.9)
Exchange rate derivatives						
MTM - Assets	1,522.2	132,279.6	-	379.6	68,158.5	-
MTM - Liabilities	(1,361.0)	(146,184.3)	-	(1,211.1)	(87,020.2)	-
Net gain/(loss) recognised in Profit and Loss Account	992.6	4,956.9	-	(1,189.9)	(3,004.8)	-
Credit risk derivatives						
MTM - Assets	-	-	-	-	-	-
MTM - Liabilities	-	-	-	-	-	-
Net gain/loss recognised in Profit and Loss Account	-	-	-	-	-	-
Other derivatives (specify)						
MTM - Assets	-	-	-	-	-	-
MTM - Liabilities	-	-	-	-	-	-
Net gain/loss recognised in Profit and Loss Account	-	-	-	-	-	-

1. Level 1 primarily includes derivative contracts valued based on unadjusted quoted price available in active market on the valuation date. Level 2 includes derivative contracts valued based on observable inputs in active market on the valuation date. Level 3 includes derivative contracts valued based on unobservable inputs on the valuation date.

2. Excludes hedges and non-trading swaps accounted on accrual basis.

3. For FC-Rupees options, MTM reported is net of premium received/paid.


SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

16. **Exchange traded interest rate derivatives and currency derivatives**

    Exchange traded interest rate derivatives

    The following table sets forth, for the periods indicated, the details of exchange traded interest rate derivatives.

₹ in million

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
1.	Notional principal amount of exchange traded interest rate derivatives undertaken during the year - 10 year Government Security Notional Bond	**5,432.0**	-
2.	Notional principal amount of exchange traded interest rate derivatives outstanding - 10 year Government Security Notional Bond	**-**	-
3.	Notional principal amount of exchange traded interest rate derivatives outstanding and not 'highly effective'	**N.A.**	N.A.
4.	Mark-to-market value of exchange traded interest rate derivatives outstanding and not 'highly effective'	**N.A.**	N.A.

Exchange traded currency derivatives

The following table sets forth, for the periods indicated, the details of exchange traded currency derivatives.

₹ in million

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
1.	Notional principal amount of exchange traded currency derivatives undertaken during the year	**1,148,851.6**	1,493,117.9
2.	Notional principal amount of exchange traded currency derivatives options outstanding	**27,833.3**	15,740.6
3.	Notional principal amount of exchange traded currency derivatives outstanding and not 'highly effective'	**N.A.**	N.A.
4.	Mark-to-market value of exchange traded currency derivatives outstanding and not 'highly effective'	**N.A.**	N.A.

17. **Forward rate agreement (FRA)/Interest rate swaps (IRS)/Cross currency swaps (CCS)**

    The Bank enters into FRA, IRS and CCS contracts for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers to enable them to hedge their interest rate risk and currency risk within the prevalent regulatory guidelines.

    A FRA is a financial contract between two parties to exchange interest payments for 'notional principal' amount on settlement date, for a specified period from start date to maturity date. Accordingly, on the settlement date cash payments based on contract rate and the settlement rate, which is the agreed benchmark/reference rate prevailing on the settlement date, are made by the parties to one another.

    An IRS is a financial contract between two parties exchanging or swapping a stream of interest payments for a 'notional principal' amount on multiple occasions during a specified period.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

A CCS is a financial contract between two parties exchanging interest payments and principal, wherein interest payments and principal in one currency would be exchanged for interest payments and principal in another currency.

These contracts are subject to the risks of changes in market interest rates and currency rates as well as the settlement risk with the counterparties.

The following table sets forth, for the periods indicated, the details of the FRA/IRS contracts.

₹ in million

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
1.	Notional principal of FRA/IRS	22,970,809.9	34,359,237.6
2.	Losses which would be incurred if all counterparties failed to fulfil their obligations under the agreement[1]	60,880.3	62,552.1
3.	Collateral required by the Bank upon entering into FRA/IRS[5]	-	-
4.	Concentration of credit risk[3]	4,188.6	3,299.9
5.	Fair value of FRA/IRS[2,4]	9,073.1	5,209.6

1. For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio only accrued interest has been considered.

2. For hedging portfolio, based on RBI circular issued and subsequent amendments thereafter, both mark-to-market and accrued interest have been considered. The swaps established prior to June 26, 2019 are accounted for on an accrual basis.

3. Credit risk concentration is measured as the highest net receivable under swap contracts from a particular counterparty.

4. Fair value represents mark-to-market including accrued interest.

5. As product wise break up is not available for collateral posted and collateral utilised, the same has not been considered in the above exposure.

The following table sets forth, for the periods indicated, the details of the CCS.

₹ in million

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
1.	Notional principal of CCS[1]	510,222.7	769,314.5
2.	Losses which would be incurred if all counterparties failed to fulfil their obligations under the agreement[2]	29,083.3	20,228.8
3.	Collateral required by the Bank upon entering into CCS[3]	-	-
4.	Concentration of credit risk[4]	9,664.5	7,680.2
5.	Fair value of CCS[5]	(14,454.8)	(5,622.6)

1. CCS includes cross currency interest rate swaps and currency swaps.

2. For trading portfolio both mark-to-market and accrued interest have been considered.

3. As product wise break up is not available for collateral posted and collateral utilised, the same has not been considered in the above exposure.

4. Credit risk concentration is measured as the highest net receivable under swap contracts from a particular counter party.

5. Fair value represents mark-to-market including accrued interest.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the nature and terms of FRA and IRS.

Hedging

₹ in million

Benchmark	Type	At March 31, 2026		At March 31, 2025	
		Notional principal	No. of deals	Notional principal	No. of deals
MIBOR	Fixed receivable v/s Floating payable	339,500.0	44	269,000.0	43
USD SOFR	Fixed receivable v/s Floating payable	47,417.5	2	115,391.3	12
Total		**386,917.5**	**46**	**384,391.3**	**55**

Trading

₹ in million

Benchmark	Type	At March 31, 2026		At March 31, 2025	
		Notional principal	No. of deals	Notional principal	No. of deals
Bond yield	Sell FRA	90,109.8	291	63,819.6	185
CORRA	Floating receivable v/s Fixed payable	601.5	1	549.2	1
CORRA	Fixed receivable v/s Floating payable	601.5	1	549.2	1
EURESTR	Fixed receivable v/s Floating payable	8,845.0	7	24,019.6	10
EURESTR	Floating receivable v/s Fixed payable	17,200.3	13	28,451.2	16
EURIBOR	Fixed receivable v/s Floating payable	10,228.3	60	22,174.6	38
EURIBOR	Floating receivable v/s Fixed payable	8,419.1	16	23,539.4	22
EURIBOR	Floating receivable v/s Floating payable	599.5	1	2,670.6	2
GBPSONIA	Floating receivable v/s Fixed payable	66,650.1	21	44,886.5	15
GBPSONIA	Fixed receivable v/s Floating payable	70,300.4	23	44,764.8	15
INBMK	Floating receivable v/s Fixed payable	0.0	0	1,000.0	1
INBMK	Fixed receivable v/s Floating payable	0.0	0	1,000.0	1
JPYTONAR	Floating receivable v/s Fixed payable	221,723.9	55	186,741.3	49
JPYTONAR	Fixed receivable v/s Floating payable	218,836.8	42	187,189.4	35
MIBOR	Fixed receivable v/s Floating payable	8,251,151.3	15,934	13,301,525.7	17,024
MIBOR	Floating receivable v/s Fixed payable	8,432,002.1	15,545	13,156,409.6	16,202
MODMIFOR	Floating receivable v/s Fixed payable	765,125.4	830	450,541.6	440
MODMIFOR	Fixed receivable v/s Floating payable	901,320.1	1,166	567,813.0	662
T-BILL	Fixed receivable v/s Floating payable	34,200.0	6	-	-
T-BILL	Floating receivable v/s Fixed payable	44,260.1	10	24,875.0	7
USDSOFR	Fixed receivable v/s Floating payable	1,561,572.1	880	2,815,649.4	1,217
USDSOFR	Floating receivable v/s Fixed payable	1,803,182.7	1,024	2,915,959.8	1,352
USDSOFR	Floating receivable v/s Floating payable	22,570.7	7	48,122.4	15
OTHERS	Fixed receivable v/s Fixed payable	54,391.8	8	62,594.3	9
Total		**22,583,892.5**	**35,941**	**33,974,846.2**	**37,319**

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following tables set forth, for the periods indicated, the nature and terms of CCS.

Trading

₹ in million

Benchmark	Type	At March 31, 2026		At March 31, 2025	
		Notional principal	No. of deals	Notional principal	No. of deals
EUR ESTR	Floating receivable v/s Fixed payable	317.3	1	387.3	1
EUR ESTR v/s USD SOFR	Floating payable v/s Floating receivable	12,218.2	7	12,648.2	9
EUR ESTR v/s USD SOFR	Floating receivable v/s Floating payable	3,632.7	3	3,069.3	3
EURIBOR	Fixed Receivable v/s Floating payable	3,548.5	13	3,365.1	19
EURIBOR	Fixed payable v/s Floating receivable	6,734.3	7	1,625.1	5
EURIBOR v/s USD SOFR	Floating payable v/s Floating receivable	6,670.5	4	12,542.7	4
EURIBOR v/s USD SOFR	Floating receivable v/s Floating payable	5,425.4	6	13,336.8	8
GBP SONIA v/s USD SOFR	Floating payable v/s Floating receivable	627.6	1	1,959.4	2
GBP SONIA v/s USD SOFR	Floating receivable v/s Floating payable	776.5	2	804.2	2
USD SOFR	Fixed payable v/s Floating receivable	106,022.5	52	134,109.9	52
USD SOFR	Fixed receivable v/s Floating payable	240,930.6	108	233,688.3	92
USD SOFR v/s JPY TONAR	Floating payable v/s Floating receivable	8,287.4	5	4,443.5	2
USD SOFR v/s JPY TONAR	Floating receivable v/s Floating payable	7,293.0	3	5,367.5	4
OTHERS	Fixed receivable v/s Fixed payable	107,738.1	134	341,967.2	155
Total		**510,222.6**	**346**	**769,314.5**	**358**

1. Benchmark indicates floating leg of the fixed v/s floating CCS.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

18. Classification of advances and provisions held

The following table sets forth, the classification of advances and provisions held at at March 31, 2026.

₹ in million

	Standard	Non-Performing			Total Non-Performing Advances	Total
	Total Standard Advances	Sub-standard	Doubtful	Loss		
Gross Standard Advances and NPAs						
Opening balance	13,362,667.9	91,945.3	75,169.9	68,115.8	235,231.0	13,597,898.9
Add: Additions during the year					191,312.0	
Less: Reductions during the year*					(200,757.4)	
Closing balance	15,484,982.3	82,366.2	68,513.1	74,906.3	225,785.6	15,710,767.9
***Reductions in Gross NPAs due to:**						
i) Upgradation					(49,263.5)	
ii) Recoveries (excluding recoveries from upgraded accounts)					(65,705.6)	
iii) Technical/prudential write-offs					(74,404.3)	
iv) Write-offs other than those under (iii) above					(11,384.0)	
Provisions (excluding floating provisions)						
Opening balance of provisions held	900.4	47,014.9	64,204.3	68,115.8	179,335.0	180,235.4
Add: Fresh provisions made during the year					129,571.2	
Less: Excess provision reversed/write-off loans					(137,717.1)	
Closing balance of provisions held[1]	647.4	39,548.1	56,734.7	74,906.3	171,189.1	171,836.5
Net NPAs						
Opening balance		44,928.6	10,965.6	-	55,894.1	
Add: Fresh additions during the year					79,456.6	
Less: Reductions during the year					(80,756.1)	
Closing balance		42,816.2	11,778.4	-	54,594.6	
Floating provisions						
Opening balance						1.9
Add: Additional provisions made during the year						-
Less: Amount drawn down during the year						-
Closing balance of floating provisions						1.9
Technical write-offs and the recoveries made thereon						
Opening balance of technical/prudential written-off accounts						554,139.5
Add: Technical/prudential write-offs during the year						96,975.8
Less: Recoveries made from previously technical/prudential written-off accounts during the year						(24,670.8)
Less: Sacrifice made from previously technical/prudential written-off accounts during the year						(12,374.0)
Closing balance						614,070.5

1. *Excludes standard asset provision on advances amounting to ₹ 72,595.9 million at March 31, 2026.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following table sets forth, the classification of advances and provisions held at March 31, 2025.

₹ in million

	Standard	Non-Performing				Total
	Total Standard Advances	Sub-standard	Doubtful	Loss	Total Non-Performing Advances	
Gross Standard Advances and NPAs						
Opening balance	11,791,734.4	87,131.1	91,697.3	94,310.3	273,138.7	12,064,873.1
Add: Additions during the year					202,011.3	
Less: Reductions during the year*					(239,919.0)	
Closing balance	13,362,667.9	91,945.3	75,169.9	68,115.8	235,231.0	13,597,898.9
***Reductions in Gross NPAs due to:**						
i) Upgradation					(57,314.7)	
ii) Recoveries (excluding recoveries from upgraded accounts)					(80,654.9)	
iii) Technical/prudential write-offs					(82,975.0)	
iv) Write-offs other than those under (iii) above					(18,974.4)	
Provisions (excluding floating provisions)						
Opening balance of provisions held	1,448.5	44,202.8	80,845.7	94,310.3	219,358.8	220,807.3
Add: Fresh provisions made during the year					134,814.9	
Less: Excess provision reversed/write-off loans					(174,838.7)	
Closing balance of provisions held[1]	900.4	47,014.9	64,204.3	68,115.8	179,335.0	180,235.4
Net NPAs						
Opening balance		42,926.4	10,851.5	-	53,777.9	
Add: Fresh additions during the year					83,327.0	
Less: Reductions during the year					(81,210.8)	
Closing balance		44,928.6	10,965.6	-	55,894.1	
Floating provisions						
Opening balance						1.9
Add: Additional provisions made during the year						-
Less: Amount drawn down during the year						-
Closing balance of floating provisions						1.9
Technical write-offs and the recoveries made thereon						
Opening balance of technical/prudential written-off accounts						522,104.4
Add: Technical/prudential write-offs during the year						89,640.9
Less: Recoveries made from previously technical/prudential written-off accounts during the year						(20,089.0)
Less: Sacrifice made from previously technical/prudential written-off accounts during the year						(37,516.8)
Closing balance						554,139.5

1. Excludes standard asset provision on advances amounting to ₹ 64,447.0 million at March 31, 2025.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Following table sets forth, for the period indicated, NPA ratios of the Bank.

Particulars	At March 31, 2026	At March 31, 2025
Gross NPA to Gross Advances	**1.44%**	1.73%
Net NPA to Net Advances	**0.35%**	0.42%
Provision coverage ratio	**75.8%**	76.2%

In accordance with RBI guidelines, the loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. At March 31, 2026, the Bank has not classified any of the loans as NPAs at overseas branches due to host country regulations (At March 31, 2025: Nil).

19. Divergence in asset classification and provisioning for NPAs

Banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements for NPAs assessed by RBI exceed 5% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 5% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's supervisory process for the year ended March 31, 2025 and for the year ended March 31, 2024.

20. General provision on standard assets

The general provision on standard assets held by the Bank at March 31, 2026 was ₹ 72,595.9 million (March 31, 2025: ₹ 64,447.0 million). The Bank made general provision on standard assets amounting to ₹ 7,681.3 million during the year ended March 31, 2026 (year ended March 31, 2025: ₹ 5,748.2 million). General provision on standard assets is made on global loan portfolio as below:

- Farm credit to agricultural activities, individual housing loans sanctioned on or after June 7, 2021 and advances to Small and Micro Enterprises (SMEs) sectors at 0.25%

- Advances to Commercial Real Estate Sector ranging from 1.00% to 1.25%, Commercial Real Estate – Residential Housing Sector ranging from 0.75% to 1.00% and all other loans and advances under RBI Project Finance Directions, 2025 ranging from 0.40% to 1.00%. For cases which have availed DCCO deferment as per RBI Project Finance Directions, 2025, additional specific provisions of 0.375% for infrastructure project loans and 0.5625% for non-infrastructure project loans for each quarter of deferment over and above the applicable standard asset provisions

- At overseas branches, provision is made at higher of RBI and host country guidelines

- Credit exposures computed as per the current marked-to-market (MTM) value of the contract arising on account of the interest rate and foreign exchange derivatives, credit default swaps and gold exposures, provision is made at the rate applicable to respective categories of advances

- Loans and advances to entities with unhedged foreign currency exposures, provision is made ranging from 0.10% to 0.80% depending on likely loss due to exchange rate movement

- Exposures to the wholly owned subsidiaries of the overseas subsidiaries of Indian companies at 2.00%

- Standard advances to stress sectors based on evaluation of risk and stress in various sectors as per the Board approved policy of the Bank

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

- RBI had advised banks to create incremental provision on standard loans and advances to entities with unhedged foreign currency exposure (UFCE). The Bank assesses the UFCEs of the borrowers through its credit appraisal and internal ratings process. The Bank reviews borrowers whose UFCE exceed 45% of total foreign currency exposure (FCE), on an annual basis

The Bank held a provision amounting to ₹ 6,300.0 million on advances to entities with UFCE at March 31, 2026 (March 31, 2025: ₹ 5,550.0 million). During the year ended March 31, 2026, the Bank made a provision amounting to ₹ 750.0 million on advances to entities with UFCE (year ended March 31, 2025: ₹ 1,150.0 million). The Bank held additional capital of ₹ 14,040.0 million at March 31, 2026 on advances to borrowers with UFCE (March 31, 2025: ₹ 12,870.0 million).

21. **Priority Sector Lending Certificates (PSLCs)**

    The following table sets forth, for the periods indicated, details of PSLCs purchased and sold by the Bank:

    ₹ in million

Category	Year ended March 31, 2026		Year ended March 31, 2025	
	Purchased	**Sold**	**Purchased**	**Sold**
General	**-**	**790,697.5**	-	648,687.5
Agriculture	**326,480.0**	**-**	365,775.0	-
Micro Enterprise	**275,000.0**	**763,430.0**	-	580,200.0
Small / Marginal Farmer	**1,232,515.0**	**-**	817,905.0	-
Total	**1,833,995.0**	**1,554,127.5**	**1,183,680.0**	**1,228,887.5**

22. **Sale and acquisition of loans**

    a) Details of loan not in default sold/acquired by the Bank as per Master Direction - Reserve Bank of India (Transfer of Loan Exposures) Directions, 2025.

    1. The following table sets forth, for the period indicated, details of loans not in default sold/acquired under assignment:

    ₹ in million

Particulars	Year ended March 31, 2026		Year ended March 31, 2025	
	Loans acquired	**Loans sold**	**Loans acquired**	**Loans sold**
Amount of loan	**113,066.0**	**29,930.8**	91,950.5	5,924.9
Weighted average residual maturity (in years)	**8.57**	**5.80**	8.76	9.04
Weighted average holding period of the originator (in years)	**0.77**	**1.62**	1.10	0.33
Retention of beneficial economic interest by the originator	**113,932.8**	**42,601.4**	27,238.5	5,974.9
Tangible security coverage (times)	**1.55**	**1.60**	1.60	1.26

    1. *In addition, the Bank has acquired facilities amounting to ₹ 9,278.6 million (year ended March 31, 2025: ₹ 6,508.6 million) and sold facilities amounting to ₹ 11,756.0 million (year ended March 31, 2025: ₹ 600.0 million) for year ended March 31, 2026 through novation.*

    2. *In addition, the Bank has acquired loan amounting to ₹ 22,410.5 million through risk participation in secondary market (year ended March 31, 2025: ₹ 3,627.0 million).*

    3. *The disclosure includes loans acquired through buyout similar to direct assignment.*


SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

2. The following table sets forth, for the period indicated, rating-wise distribution of the loans sold/acquired under assignment:

₹ in million

Rating	Year ended March 31, 2026		Year ended March 31, 2025	
	Loans acquired	Loans sold	Loans acquired	Loans sold
IND A-, A+, A, AA, AA+, AA-	1,500.0	7,100.0	5,469.7	-
ICRA A, AA, A+	21,500.0	-	6,107.8	-
Crisil A, A+, AA, AA+, A-	491.2	9,739.7	452.5	5,924.9
Crisil BBB, BBB+	-	2,070.4	-	-
CareEdge A	-	750.0	-	-
Infomerics-AA-	-	1,000.0	-	-

1. Excluding retail and other unrated loans.

b) Details of stressed loans sold/acquired by the Bank.

1. The following table sets forth, for the period indicated, details of stressed loans classified as NPA sold by the Bank.

₹ in million, except number of accounts

Particulars	Year ended March 31, 2026		Year ended March 31, 2025	
	To ARCs	To permitted transferees	To ARCs	To permitted transferees
Number of accounts	115	1	40	-
Aggregate principal outstanding of loans transferred[2]	3,450.0	-	29,740.9	-
Weighted average residual tenor of the loans transferred[3]	-	-	-	-
Net book value of loans transferred (at the time of transfer)	523.5	-	144.3	-
Aggregate consideration	2,458.0	2,822.0	20,859.7[4]	-
Additional consideration realised in respect of accounts transferred in earlier years	1,402.6	-	-	-

1. Excess provision reversed in profit and loss account due to sale of NPAs to ARCs was ₹ 1,934.5 million (year ended March 31, 2025: ARCs ₹ 4,812.0 million).

2. Net of write-off.

3. For NPAs, the Bank issues loan recall notice and initiates legal proceedings for recovery, due to which the weighted average residual tenor is not applicable.

4. The Bank continues to hold provision of ₹ 16,047.8 million towards SRs received as a part of consideration.

2. The Bank has not sold/acquired loan classified as Special Mention Account (SMA) during the year ended March 31, 2026 (year ended March 31, 2025: Nil).

3. The Bank has not acquired non-performing loans during the year ended March 31, 2026 (year ended March 31, 2025: Nil).

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

4. The following table sets forth, for the period indicated, rating-wise distribution of SRs held by the bank.

₹ in million

Rating	NAV estimate %	At March 31, 2026	At March 31, 2025
RR1	Above 100%	1,147.9	415.9
RR2	Above 75% upto 100%	-	-
RR3	Above 50% upto 75%	-	1,766.1
RR4	Above 25% upto 50%	-	-
RR5	Upto 25%	6,167.3	8,310.8
	Total	**7,315.2**	**10,492.8**

1. Amount represents net of provisions.
2. Additionally, the Bank holds, marked-to-market loss of ₹ 3,643.9 million (March 31, 2025: ₹ 2,972.2 million) and additional provision of ₹ 3,671.3 million (March 31, 2025: ₹ 7,520.7 million) at March 31, 2026.
3. The Bank, on a prudent basis, continues to hold provision against the security receipts guaranteed by Government of India which will be reversed on actual receipt of recoveries or approval of claims, by the government.

23. Securitisation

Following table sets forth, for the period indicated, details of securitisation of standard assets of the Bank

₹ in million

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
1.	Number of SPVs sponsored by the bank for securitisation transactions during the year	-	-
2.	Total a) No. and b) amount of securitised loans as per books of the SPVs sponsored by the bank during the year	-	-
3.	Total amount of exposures retained by the Bank to comply with Minimum Retention Requirement (MRR) during the year	-	-
	a) Off-balance sheet exposures		
	• First loss	-	-
	• Others	-	-
	b) On-balance sheet exposures		
	• First loss	-	-
	• Others	-	-
4.	Amount of exposure to securitisation transactions other than MRR during the year		
	a) Off-balance sheet exposures		
	i) Exposure to own securitisation		
	• First loss	-	-
	• Others	-	-
	ii) Exposure to third party securitisation		
	• First loss	-	-
	• Others	-	-



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

₹ in million

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
	b) On-balance sheet exposures		
	i) Exposure to own securitisation		
	• First loss	-	-
	• Others	-	-
	ii) Exposure to third party securitisation		
	• First loss	-	-
	• Others	-	-
5.	Sale consideration received for the securitised assets and gain/loss on sale on account of securitization[1]	-	-
6.	Outstanding amount of services provided by way of:		
	• credit enhancement[2]	**2,793.1**	2,794.0
	• liquidity support	**208.9**	209.7
	• post-securitisation asset servicing	-	-
7.	Performance of facilities provided		
	a) First loss credit facility		
	• Amount paid (0.0145%)[4]	**0.1**	-
	• Repayment received (0.0015%)[4]	**0.0**	-
	• Outstanding amount	**734.8**	734.9
	b) Second loss credit facility		
	• Amount paid	-	-
	• Repayment received	-	-
	• Outstanding amount[2]	**1,849.4**	1,849.4
	c) Liquidity facility		
	• Amount paid (0.6139%)[4,5]	**1.3**	0.0[3]
	• Repayment received (0.2309%)[4,5]	**0.5**	0.0[3]
	• Outstanding amount	**208.9**	209.7
8.	Average default rate of portfolios observed at the year end		
	a) MBS deals (cumulative in %)	**1.4**	1.4
	b) ABS deals (cumulative in %)	-	-
9.	Amount and number of additional/top up loan given on same underlying loans		
	a) MBS deals		
	• Gross Amount	**39.5**	40.6
	• Count	**44**	86
	b) ABS deals		
	• Gross Amount	-	-
	• Count	-	-
10.	Investor complaints		
	(a) Directly/Indirectly received and;	-	-
	(b) Complaints outstanding	-	-

1. *Includes gain/(loss) on deal closures, gain amortised during the year and expenses related to utilisation of credit enhancement for all the outstanding deals.*

2. *Includes outstanding credit enhancement in the form of guarantees for third party originated securitisation transactions amounting to ₹ 1,158.5 million for the year ended March 31, 2026 (for the year ended March 31, 2025: ₹ 1,158.5 million).*

3. *Insignificant amount.*

4. *Percentage has been derived based on opening outstanding balance of the facility.*

5. *For the year ended March 31, 2026, amount paid: 0.61% and repayment received: 0.23%. For the year ended March 31, 2025, amount paid: 0.24% and repayment received: 0.23%.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

24. Project Finance

The following tables set forth, for the periods indicated, details of projects under implementation as per Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025.

Movement of projects under implementation accounts for the three months ended March 31, 2026.

₹ in million, except number of accounts

Sr. No.	Particulars	No. of accounts	Total Outstanding[1]
1	Projects under implementation accounts at the beginning of the quarter	474	247,433.9
2	Projects under implementation accounts sanctioned during the quarter	296	25,667.7
3	Projects under implementation accounts where DCCO has been achieved during the quarter	12	8,287.1
4	Projects under implementation accounts at the end of the quarter (1+2-3)	758	273,923.9[2]
5	Out of '4' – accounts in respect of which resolution process involving extension in original/extended DCCO, as the case may be has been invoked	59	8,924.9
5.1	Out of '5' – accounts in respect of which Resolution plan has been implemented	2	703.9
5.2	Out of '5' – accounts in respect of which Resolution plan is under implementation	57	8,221.0
5.3	Out of '5' – accounts in respect of which Resolution plan has failed	-	-
6	Out of '5', accounts in respect of which resolution process involving extension in original/extended DCCO has been invoked due to change in scope and size of the project	2	729.3
7	Out of '5', accounts in respect of which cost overrun associated with extension in DCCO was funded	-	-
7.1	Out of '7', accounts where SBCF was sanctioned during financial closure and renewed continuously	-	-
7.2	Out of '7', accounts where SBCF was not pre-sanctioned or renewed continuously	-	-
8	Out of '4' – accounts in respect of which resolution process not involving extension in DCCO has been invoked	5	4,287.3
8.1	Out of '8' – accounts in respect of which Resolution plan has been implemented	-	-
8.2	Out of '8' – accounts in respect of which Resolution plan is under implementation	5	4,287.3
8.3	Out of '8' – accounts in respect of which Resolution plan has failed	-	-

1. *Represents loans and advances net of provision.*

2. *Includes movement of ₹ 9,109.4 million during Q4-2026 to projects under implementation accounts existing at the beginning of the quarter.*


SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Movement of projects under implementation accounts for the three months ended December 31, 2025.

₹ in million, except number of accounts

Sr. No.	Particulars	No. of accounts	Total Outstanding[1]
1	Projects under implementation accounts at the beginning of the quarter	407	209,366.0
2	Projects under implementation accounts sanctioned during the quarter	71	8,606.1
3	Projects under implementation accounts where DCCO has been achieved during the quarter	4	4,011.0
4	Projects under implementation accounts at the end of the quarter (1+2-3)	474	247,433.9[2]
5	Out of '4' – accounts in respect of which resolution process involving extension in original/extended DCCO, as the case may be has been invoked	6	2,773.7
5.1	Out of '5' – accounts in respect of which Resolution plan has been implemented	-	-
5.2	Out of '5' – accounts in respect of which Resolution plan is under implementation	6	2,773.7
5.3	Out of '5' – accounts in respect of which Resolution plan has failed	-	-
6	Out of '5', accounts in respect of which resolution process involving extension in original/extended DCCO has been invoked due to change in scope and size of the project	-	-
7	Out of '5', accounts in respect of which cost overrun associated with extension in DCCO was funded	-	-
7.1	Out of '7', accounts where SBCF was sanctioned during financial closure and renewed continuously	-	-
7.2	Out of '7', accounts where SBCF was not pre-sanctioned or renewed continuously	-	-
8	Out of '4' – accounts in respect of which resolution process not involving extension in DCCO has been invoked	3	426.9
8.1	Out of '8' – accounts in respect of which Resolution plan has been implemented	-	-
8.2	Out of '8' – accounts in respect of which Resolution plan is under implementation	3	426.9
8.3	Out of '8' – accounts in respect of which Resolution plan has failed	-	-

1. *Represents loans and advances net of provision.*

2. *Includes movement of ₹ 33,472.8 million during Q3-2026 to projects under implementation accounts existing at the beginning of the quarter.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

25. Co-Lending Arrangements (CLA)

The following table sets forth, for the periods indicated, necessary details of CLAs on an aggregate basis as per Reserve Bank of India (Commercial Banks – Transfer and Distribution of Credit Risk) Directions, 2025.

₹ in million, except percentage

Sr. No.	Particulars	At March 31, 2026
1.	Quantum of CLAs - Number of CLA partners (No.) - Number of outstanding cases (No.) - Amount of Gross outstanding (₹)	 **4** **11,051** **15,380.1**[1]
2.	Weighted average rate of interest (%)	**8.87%**
3.	Fees paid during the quarter (₹)	**29.8**
4.	Broad sectors in which CLA was made	**Home Loan, Loan against property, Business Loan**
5.	Performance of loans under CLA - Standard loans (₹) - Non-Performing loans (₹)	 **14,619.4**[1] **760.7**[1]
6.	Details related to default loss guarantee (if any) (₹)	**-**

1. *Net of write-off.*

26. Accounts restructured under Micro, Small and Medium Enterprises (MSME) sector

The following table sets forth, for the periods indicated, the details of accounts restructured under MSME sector under RBI guidelines.

₹ in million, except number of accounts

At March 31, 2026		At March 31, 2025	
Number of accounts restructured[1]	Amount outstanding[2]	Number of accounts restructured[1]	Amount outstanding[2]
482	**5,008.9**	829	6,724.0

1. *Represents count of borrower.*

2. *Excludes cases which have been written off.*

27. Resolution of stressed assets

During the year ended March 31, 2026, the Bank has not implemented resolution plan for any borrower (March 31, 2025: two borrowers amounting to ₹ 27,179.6 million) under the prudential framework for stressed assets issued by RBI dated November 28, 2025.



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

28. Resolution Framework for Covid-19 related Stress

The following table sets forth, details of resolution plans implemented under the Resolution Framework for Covid-19 related stress of individuals and small borrowers as per RBI circular dated May 5, 2021 (Resolution Framework 2.0):

₹ in million

	For the six months ended March 31, 2026				
Type of borrower	**Exposure to accounts classified as Standard consequent to implementation of resolution plan – at September, 2025 (A)**	**Of (A), aggregate debt that slipped into NPA during six month ended March 31, 2026[1]**	**Of (A) amount written off during six month ended March 31, 2026**	**Of (A) amount paid by the borrowers during six month ended March 31, 2026[2]**	**Exposure to accounts classified as Standard consequent to implementation of resolution plan at March 31, 2026**
Personal Loans[3]	**8,165.5**	**177.2**	**4.0**	**406.3**	**7,582.0**
Corporate persons[4]	**5,154.0**	**-**	**-**	**373.9**	**4,780.1**
Of which MSMEs	**-**	**-**	**-**	**-**	**-**
Others	**2,524.2**	**11.0**	**0.0**	**(78.6)**	**2,591.8**
Total	**15,843.7**	**188.2**	**4.0**	**701.6**	**14,953.9**

1. Includes cases which have been written off during the period.

2. Net of increase in exposure during the period.

3. Includes various categories of retail loans.

4. As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

₹ in million

	For the six months ended September 30, 2025				
Type of borrower	**Exposure to accounts classified as Standard consequent to implementation of resolution plan – at March 31, 2025 (A)**	**Of (A), aggregate debt that slipped into NPA during six month ended September 30, 2025[1]**	**Of (A) amount written off during six month ended September 30, 2025**	**Of (A) amount paid by the borrowers during six month ended September 30, 2025[2]**	**Exposure to accounts classified as Standard consequent to implementation of resolution plan at September 30, 2025**
Personal Loans[3]	9,331.9	152.8	5.4	1,013.6	8,165.5
Corporate persons[4]	5,780.9	-	-	626.9	5,154.0
Of which, MSMEs	-	-	-	-	-
Others	2,922.2	5.1	3.4	392.9	2,524.2
Total	**18,035.0**	**157.9**	**8.8**	**2,033.4**	**15,843.7**

1. Includes cases which have been written off during the period.

2. Net of increase in exposure during the period.

3. Includes various categories of retail loans.

4. As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Type of borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – at September 30, 2024 (A)	Of (A), aggregate debt that slipped into NPA during six month ended March 31, 2025[1]	Of (A) amount written off during six month ended March 31, 2025	Of (A) amount paid by the borrowers during six month ended March 31, 2025[2]	Exposure to accounts classified as Standard consequent to implementation of resolution plan at March 31, 2025
	For the six months ended March 31,2025				
Personal Loans[3]	11,076.7	327.3	8.8	1,417.5	9,331.9
Corporate persons[4]	7,905.5	-	-	2,124.6	5,780.9
Of which, MSMEs	-	-	-	-	-
Others	3,507.5	65.7	3.1	519.6	2,922.2
Total	**22,489.7**	**393.0**	**11.9**	**4,061.7**	**18,035.0**

1. *Includes cases which have been written off during the period.*

2. *Net of increase in exposure during the period.*

3. *Includes various categories of retail loans.*

4. *As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.*

₹ in million

Type of borrower	Exposure to accounts classified as Standard consequent to implementation of resolution plan – at March 31, 2024 (A)[1]	Of (A), aggregate debt that slipped into NPA during six month ended September 30, 2024[2]	Of (A) amount written off during six month ended September 30, 2024	Of (A) amount paid by the borrowers during six month ended September 30, 2024[3]	Exposure to accounts classified as Standard consequent to implementation of resolution plan at September 30, 2024
	For the six months ended September 30, 2024				
Personal Loans[4]	13,039.8	485.6	22.5	1,477.5	11,076.7
Corporate persons[5]	8,165.8	-	-	260.3	7,905.5
Of which, MSMEs	-	-	-	-	-
Others	4,027.9	41.2	11.0	479.2	3,507.5
Total	**25,233.5**	**526.8**	**33.5**	**2,217.0**	**22,489.7**

1. *Includes transition impact due to implementation of Reserve Bank of India (Classification, Valuation and Operation of Investment Portfolio of Commercial Banks) Directions, 2023 (applicable from April 1, 2024) amounting to ₹ 272.5 million.*

2. *Includes cases which have been written off during the period.*

3. *Net of increase in exposure during the period.*

4. *Includes various categories of retail loans.*

5. *As defined in Section 3(7) of the Insolvency and Bankruptcy Code, 2016.*


SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

29. **Concentration of Deposits, Advances, Exposures and NPAs**

   (I)   Concentration of deposits, advances, exposures and NPAs

₹ in million except percentage

Concentration of deposits	At March 31, 2026	At March 31, 2025
Total deposits of 20 largest depositors	645,685.9	670,080.1
Deposits of 20 largest depositors as a percentage of total deposits of the Bank	3.60%	4.16%

₹ in million except percentage

Concentration of advances[1]	At March 31, 2026	At March 31, 2025
Total advances to 20 largest borrowers (including banks)	2,528,843.5	2,315,460.4
Advances to 20 largest borrowers as a percentage of total advances of the Bank	8.32%	8.87%

1. *Represents credit exposure (funded and non-funded) including derivatives exposures as per RBI guidelines on exposure norm.*

₹ in million except percentage

Concentration of exposures[1]	At March 31, 2026	At March 31, 2025
Total exposure to 20 largest borrowers/customers (including banks)	2,579,335.1	2,475,665.3
Exposures to 20 largest borrowers/customers as a percentage of total exposure of the Bank	8.26%	9.17%

1. *Represents credit exposure (funded and non-funded) including derivatives exposures and investment exposures as per RBI guidelines on exposure norms.*

₹ in million except percentage

Concentration of NPAs	At March 31, 2026	At March 31, 2025
Total exposure[1] to top 20 NPA accounts	68,111.4	74,614.4
Exposure[1] of 20 largest NPA as a percentage of total Gross NPAs[1]	24.7%	25.8%

1. *Represents credit exposure (funded and non-funded) including derivatives exposures and investment exposures as per RBI guidelines on exposure norms.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

(II) *Sector-wise advances*

₹ in million, except percentages

Sr. No.	Particulars	At March 31, 2026		
		Outstanding advances	Gross NPAs[1]	% of gross NPAs to total advances in that sector
A.	**Priority sector**			
1.	Agriculture and allied activities	1,032,303.3	47,758.9	4.63%
2.	Advances to industries sector eligible as priority sector	1,617,233.5	11,389.8	0.70%
3.	Services of which:	2,633,076.0	28,320.8	1.08%
	Wholesale trade	572,369.2	9,474.2	1.66%
	Transport operators	268,551.3	2,438.2	0.91%
4.	Personal loans of which:	419,817.5	5,939.2	1.41%
	Housing	397,155.1	5,800.6	1.46%
	Sub-total (A)	**5,702,430.3**	**93,408.8**	**1.64%**
B.	**Non-priority sector**			
1.	Agriculture and allied activities	-	-	-
2.	Advances to industries sector of which:	1,874,223.7	62,630.2	3.34%
	Infrastructure	369,574.1	9,715.7	2.63%
3.	Services of which:	2,375,893.0	17,088.4	0.72%
	Commercial real estate	1,065,183.2	8,084.7	0.76%
	Financial Intermediation	682,405.1	132.1	0.02%
	Wholesale trade	340,368.3	3,947.8	1.16%
4.	Personal loans[2] of which:	5,758,220.9	52,658.2	0.91%
	Housing	2,308,171.2	15,828.3	0.69%
	Sub-total (B)	**10,008,337.6**	**132,376.9**	**1.32%**
	Total (A)+(B)	**15,710,767.9**	**225,785.6**	**1.44%**

1. *Represents loans and advances.*

2. *Excludes commercial business loans and dealer funding.*

3. *Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.*



SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million, except percentages

Sr. No.	Particulars	At March 31, 2025		
		Outstanding advances	Gross NPAs[1]	% of gross NPAs to total advances in that sector
A.	**Priority sector**			
1.	Agriculture and allied activities	964,623.8	43,656.6	4.53%
2.	Advances to industries sector eligible as priority sector	1,360,189.9	9,892.1	0.73%
3.	Services of which:	1,962,132.1	20,721.6	1.06%
	Wholesale trade	457,637.9	6,669.2	1.46%
	Transport operators	236,839.6	2,483.5	1.05%
4.	Personal loans of which:	395,096.7	7,667.2	1.94%
	Housing	375,967.3	7,493.2	1.99%
	Sub-total (A)	**4,682,042.5**	**81,937.5**	**1.75%**
B.	**Non-priority sector**			
1.	Agriculture and allied activities	-	-	0.00%
2.	Advances to industries sector of which:	1,710,365.9	67,245.3	3.93%
	Infrastructure	416,216.3	12,351.9	2.97%
3.	Services of which:	2,163,445.3	22,686.2	1.05%
	Commercial real estate	850,853.6	11,712.1	1.38%
	Financial Intermediation	728,282.3	212.5	0.03%
	Wholesale Trade	297,509.1	5,269.5	1.77%
4.	Personal loans[2] of which:	5,042,045.2	63,362.0	1.26%
	Housing	2,024,202.2	17,870.4	0.88%
	Credit Card Recceivables	587,875.5	11,749.2	2.00%
	Sub-total (B)	**8,915,856.4**	**153,293.6**	**1.72%**
	Total (A)+(B)	**13,597,898.9**	**235,231.0**	**1.73%**

1. Represents loans and advances.

2. Excludes commercial business loans and dealer funding.

3. Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

(III) Overseas assets, NPAs[1] and revenue

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Total assets[2]	**1,112,594.2**	896,104.0
Total NPAs (net)	**-**	145.1
Total revenue[2]	**50,033.2**	48,699.7

1. *Represents loans and advances.*

2. *Represents the total assets and total revenue of foreign operations as reported in Schedule 18 of the financial statements, note no. 5 on information about business and geographical segments.*

(IV) Off-balance sheet special purpose vehicles (SPVs) sponsored (which are required to be consolidated as per accounting norms) for the year ended March 31, 2026

1. The following table sets forth, the names of SPVs/trusts sponsored by the Bank/subsidiaries which are consolidated.

Sr. No.	Name of the SPVs sponsored[1]
A.	**Domestic**
1.	ICICI Strategic Investments Fund[2,3]
2.	India Advantage Fund-III[2,4]
3.	India Advantage Fund-IV[2,4]
B.	**Overseas**
	None

1. *SPVs/Trusts which are consolidated and set-up/sponsored by the Bank/subsidiaries of the Bank.*

2. *The nature of business of the above entities is venture capital fund.*

3. *This entity ceased to be a wholly-owned subsidiary of the Bank effective from Q4-2026.*

4. *These entities ceased to be an associate of the bank effective from Q2-2026.*

2. There are no SPVs/trusts which are not sponsored by the Bank/subsidiaries and are consolidated.

30. Intra-group exposure

The following table sets forth, for the periods indicated, the details of intra-group exposure.

₹ in million

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
1.	Total amount of intra-group exposures	**163,741.2**	160,992.8
2.	Total amount of top 20 intra-group exposures	**163,741.2**	160,992.8
3.	Percentage of intra-group exposure to total exposures of the Bank on borrowers/customers	**0.50%**	0.60%
4.	Details of breach of limits on intra-group exposures and regulatory action thereon, if any	**Nil**	Nil


SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

31. Exposure to sensitive sectors

The Bank has exposure to sectors, which are sensitive to asset price fluctuations. The sensitive sectors include capital markets and real estate.

The following table sets forth, for the periods indicated, the position of exposure to capital market sector.

₹ in million

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
1.	Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the corpus of which is not exclusively invested in corporate debt	**32,353.2**	38,639.1
2.	Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures and units of equity-oriented mutual funds	**1,292.4**	1,172.1
3.	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	**57,201.1**	42,076.4
4.	Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/convertible bonds/convertible debentures/units of equity oriented mutual funds does not fully cover the advances	**-**	-
5.	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stock-brokers and market makers	**460,261.0**	394,579.1
6.	All exposures to venture capital funds (both registered and unregistered)	**13,370.6**	14,949.1
7.	Others[2]	**63,349.9**	53,269.9
	Total exposure to capital market[1]	**627,828.2**	**544,685.7**

1. *At March 31, 2026, excludes investment in equity shares of ₹ 22,038.1 million (March 31, 2025: ₹ 24,522.9 million) exempted from the regulatory ceiling, out of which investments of ₹ 8,215.6 million (March 31, 2025: ₹ 7,955.1 million) were acquired due to conversion of debt to equity during restructuring process under RBI circular on "Prudential Framework for Resolution of Stressed Assets" and investments of ₹ 12,239.2 million (March 31, 2025: ₹ 14,984.5 million) were acquired under other resolution schemes of RBI.*

2. *Represents exposures against the client equity derivative trades, arising out of Professional Clearing Member (PCM) services provided by the Bank.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the summary of exposure to real estate sector.

₹ in million

Sr. No.	Particulars	At March 31, 2026	At March 31, 2025
I	**Direct exposure**	**6,653,716.4**	5,799,125.3
	1. Residential mortgages	**4,761,742.2**	4,273,394.5
	of which: individual housing loans eligible for priority sector advances	**411,782.4**	389,689.0
	2. Commercial real estate[1]	**1,822,801.5**	1,442,202.2
	3. Investments in Mortgage Backed Securities (MBS) and other securitised exposure	**691,72.7**	83,528.6
	a. Residential	**65,417.4**	78,435.2
	b. Commercial real estate	**3,755.3**	5,093.4
II	**Indirect exposure**	**196,456.4**	222,610.0
	i) Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	**111,156.1**	145,177.8
	ii) Others	**85,300.3**	77,432.2
	Total exposure to real estate sector	**6,850,172.8**	**6,021,735.3**

1. *Commercial real estate exposure includes loans to individuals against non-residential premises, loans given to land and building developers for construction, corporate loans for development of special economic zone, loans to borrowers where servicing of loans is from a real estate activity and exposures to mutual funds/venture capital funds/private equity funds investing primarily in the real estate companies.*

32. Factoring business

At March 31, 2026 the outstanding receivables acquired by the Bank under factoring business were ₹ 73,825.9 million (March 31, 2025: ₹ 69,846.7 million) which are reported under 'Bills purchased and discounted' in Schedule 9 – Advances of the balance sheet.

33. Risk category-wise country exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The funded country exposure (net) of the Bank as a percentage of total funded assets for United States of America was 2.84% (March 31, 2025: 2.63%). As the net funded exposure to United States of America at March 31, 2026, exceeded 1.0% of total funded assets (March 31, 2025: 1.00% United States of America), the Bank held a provision of ₹ 575.0 million on country exposure at March 31, 2026 (March 31, 2025: ₹ 470.0 million) based on RBI guidelines.

The following table sets forth, for the periods indicated, the details of exposure (net) and provision held by the bank.

₹ in million

Risk category	Exposure (net) at March 31, 2026	Provision held at March 31, 2026	Exposure (net) at March 31, 2025	Provision held at March 31, 2025
Insignificant	**1,416,808.6**	**575.0**	1,212,855.8	470.0
Low	**409,707.6**	**-**	286,682.7	-
Moderately Low	**2,099.9**	**-**	99,762.5	-
Moderate	**14,072.3**	**-**	14,077.1	-
Moderately High	**2,652.9**	**-**	10,101.9	-
High	**12,094.8**	**-**	-	-
Very High	**-**	**-**	203.1	-
Total	**1,857,436.1**	**575.0**	**1,623,683.1**	**470.0**


SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

34. Unsecured advances against intangible assets

The Bank has not made advances against intangible collaterals of the borrowers, which are classified as 'Unsecured' in the financial statements at March 31, 2026 (March 31, 2025: Nil).

35. Revaluation of fixed assets

The Bank follows the revaluation model for its premises (land and buildings) other than improvements to leasehold property as per AS 10 – 'Property, Plant and Equipment'. As per the Bank's policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income capitalisation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2026 was ₹ 61,758.5 million (March 31, 2025: ₹ 60,581.5 million) as compared to the historical cost less accumulated depreciation of ₹ 22,913.1 million (March 31, 2025: ₹ 23,199.7 million).

The revaluation reserve is not available for distribution of dividend.

36. Fixed Assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Bank, as included in fixed assets.

₹ in million

Particulars	At March 31, 2026	At March 31, 2025
Gross Block at March 31 of preceding year	**40,875.1**	**36,834.5**
Additions during the year	**9,663.3**	6,196.8
Deductions during the year	**(404.2)**	(2,156.2)
Gross Block before depreciation	**50,134.2**	**40,875.1**
Depreciation to date	**(35,796.2)**	(29,768.6)
Net Block	**14,338.0**	**11,106.5**

37. Debt assets swap transactions

During the year ended March 31, 2026, the Bank did not acquire any non-banking assets under debt-asset swap transactions (year ended March 31, 2025: Nil).

During the year ended March 31, 2026, the Bank has paid ₹ 20.1 million towards one of the existing non-banking asset property and sold non-banking assets having gross book value of ₹ 2,984.0 million (net book value: Nil) for consideration of ₹ 5,759.7 million (during year ended March 31, 2025: the Bank had sold non-banking asset having gross book value of ₹ 727.1 million (net book value: Nil) for a consideration of ₹ 1,086.6 million).

Assets having book value amounting to ₹ 4.5 million were transferred from banking assets to non-banking asset during the year ended March 31, 2026 and are fully provided (year ended March 31, 2025: ₹ 9.1 million). The net book value of non-banking assets acquired in satisfaction of claims by the Bank outstanding at March 31, 2026 is Nil (March 31, 2025: Nil), net of provision held of ₹ 24,515.5 million (March 31, 2025 ₹ 27,475.0 million).

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

38. Lease

I. Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Bank.

i. The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

₹ in million

Particulars	At March 31, 2026	At March 31, 2025
Not later than one year	495.8	483.6
Later than one year and not later than five years	312.1	353.4
Later than five years	4.6	7.9
Total	**812.5**	**844.9**

ii. Total of non-cancellable lease payments recognised in the profit and loss account for the year ended March 31, 2026 is ₹ 1,103.3 million (year ended March 31, 2025: ₹ 804.3 million).

II. Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

₹ in million

Particulars	At March 31, 2026	At March 31, 2025
1. Total Minimum lease payments outstanding		
Not later than one year	513.0	318.8
Later than one year and not later than five years	1,631.4	884.8
Later than five years	599.2	354.3
Total (A)	**2,743.6**	**1,557.9**
2. Interest cost payable		
Not later than one year	172.7	88.3
Later than one year and not later than five years	416.0	189.9
Later than five years	42.0	26.8
Total (B)	**630.7**	**305.0**
3. Present value of minimum lease payments payable (A-B)		
Not later than one year	340.3	230.5
Later than one year and not later than five years	1,215.4	694.9
Later than five years	557.2	327.4
Total	**2,112.8**	**1,252.8**


SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

39. Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Bank.

Sr. no.	Contingent liability	Brief Description
1.	Claims against the Bank, not acknowledged as debts	This item represents demands made in certain tax and legal matters against the Bank in the normal course of business and customer claims arising in fraud cases. In accordance with the Bank's accounting policy and AS 29, the Bank has reviewed and classified these items as possible obligations based on legal opinion/judicial precedents/assessment by the Bank.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards liability for partly paid investments. These payment obligations of the Bank do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts in the normal course of its business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4.	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Bank in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers' credit standing. Through these instruments, the Bank undertakes to make payments for its customers' obligations, either directly or in case the customers fail to fulfil their financial or performance obligations.
5.	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Bank undertakes in its normal course of business. The Bank offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Bank also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6.	Other items for which the Bank is contingently liable	Other items for which the Bank is contingently liable primarily include the amount of government securities bought/sold and remaining to be settled on the date of financial statements. This also includes amount transferred to RBI under the Depositor Education and Awareness Fund, commitment towards contribution to venture fund, the amount that the Bank is obligated to pay under capital contracts and letter of undertaking and indemnity letters. Capital contracts are job orders of a capital nature which have been committed.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

40. Insurance business (Bancassurance business)

The following table sets forth, for the periods indicated, the break-up of income derived from insurance business.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2026	Year ended March 31, 2025
1.	Income from selling life insurance policies	2,882.3	3,274.9
2.	Income from selling non-life insurance policies	1,185.6	1,198.7

41. Marketing & Distribution

The following table sets forth, for the periods indicated, income received from marketing and distribution function.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Income received in respect of the marketing and distribution	6,342.3	6,328.1

1. Includes referral fees, commission and fees received on distribution/cross selling of various products including mutual funds.

42. Employee benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening obligations	19,366.5	17,919.9
Service cost	73.0	82.1
Interest cost	1,253.3	1,268.1
Actuarial (gain)/loss	(1,578.1)	1,371.2
Liabilities extinguished on settlement	(1,050.9)	(1,225.9)
Benefits paid	(37.9)	(48.9)
Obligations at the end of year	18,025.9	19,366.5
Opening plan assets, at fair value	18,429.9	17,921.5
Expected return on plan assets	1,363.5	1,329.9
Actuarial gain/(loss)	(705.3)	273.7
Assets distributed on settlement	(1,236.3)	(1,442.2)
Contributions	1,310.6	395.9
Benefits paid	(37.9)	(48.9)
Closing plan assets, at fair value	19,124.5	18,429.9



SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Fair value of plan assets at the end of the year	19,124.5	18,429.9
Present value of the defined benefit obligations at the end of the year	(18,025.9)	(19,366.5)
Unrecognised Past Service Cost	-	-
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	(276.4)	-
Asset/(liability)	**822.2**	**(936.6)**
Cost[1]		
Service cost	73.0	82.1
Interest cost	1,253.3	1,268.1
Expected return on plan assets	(1,363.5)	(1,329.9)
Actuarial (gain)/loss	(872.8)	1,097.5
Past service cost	-	-
Curtailments & settlements (gain)/loss	185.4	216.3
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	276.4	-
Net cost	**(448.2)**	**1,334.1**
Actual return on plan assets	658.2	1,603.6
Expected employer's contribution next year	400.0	400.0
Investment details of plan assets		
Government of India securities	45.75%	44.20%
Corporate bonds	38.65%	42.10%
Equity securities in listed companies	9.95%	10.05%
Others	5.65%	3.65%
Assumptions		
Discount rate	7.15%	6.60%
Salary escalation rate:		
On Basic pay	1.50%	1.50%
On Dearness relief	8.00%	8.00%
Estimated rate of return on plan assets	7.50%	7.50%

1. Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Fair value of plan assets	19,124.5	18,429.9	17,921.5	18,190.2	19,843.3
Defined benefit obligations	(18,025.9)	(19,366.5)	(17,919.9)	(18,429.1)	(18,661.0)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	(276.4)	-	-	-	(401.9)
Surplus/(deficit)	822.2	(936.6)	1.6	(238.9)	780.4
Experience adjustment on plan assets	(705.3)	273.7	439.5	(682.0)	(331.9)
Experience adjustment on plan liabilities	(421.2)	(56.5)	(227.0)	805.8	809.0

Gratuity

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening obligations	**21,390.1**	**18,012.0**
Add: Adjustment for exchange fluctuation on opening obligations	14.5	3.6
Adjusted opening obligations	**21,404.6**	**18,015.6**
Service cost	2,491.8	1,869.4
Interest cost	1,584.9	1,342.4
Actuarial (gain)/loss	723.5	1,558.7
Past service cost	2,060.0	-
Liability assumed on Acquisition/(settled on Divestuture)	-	-
Liability transferred from/to other companies	4.1	(64.0)
Benefits paid	(1,482.5)	(1,332.0)
Obligations at the end of the year	**26,786.4**	**21,390.1**
Opening plan assets, at fair value	**20,334.3**	**17,931.6**
Expected return on plan assets	1,538.3	1,314.9
Actuarial gain/(loss)	(1,244.3)	498.4
Contributions	4,881.4	1,985.4
Asset transferred from/to other companies	4.1	(64.0)
Benefits paid	(1,482.5)	(1,332.0)
Closing plan assets, at fair value	**24,031.3**	**20,334.3**



SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Fair value of plan assets at the end of the year	24,031.3	20,334.3
Present value of the defined benefit obligations at the end of the year	(26,786.4)	(21,390.1)
Unrecognised Past Service Cost	1,019.5	-
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	-	-
Asset/(liability)	**(1,735.6)**	**(1,055.8)**
Cost[1]		
Service cost	2,491.8	1,869.4
Interest cost	1,584.9	1,342.4
Expected return on plan assets	(1,538.3)	(1,314.9)
Actuarial (gain)/loss	1,967.8	1,060.3
Past service cost	1,040.4	-
Exchange fluctuation loss/(gain)	14.5	3.6
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	-	-
Net cost	**5,561.1**	**2,960.8**
Actual return on plan assets	294.0	1,813.3
Expected employer's contribution next year	4,023.6	1,500.0
Investment details of plan assets		
Insurer managed Funds	-	-
Government of India securities	31.80%	38.77%
Corporate bonds	50.86%	42.78%
Equity	16.11%	17.01%
Others	1.23%	1.44%
Assumptions		
Discount rate	7.20%	6.60%
Salary escalation rate	8.00%	8.00%
Estimated rate of return on plan assets	7.50%	7.50%

1. Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Plan assets	24,031.3	20,334.3	17,931.6	13,920.3	13,577.4
Defined benefit obligations	(26,786.4)	(21,390.1)	(18,012.0)	(15,566.4)	(13,590.0)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	-	-	-	-	-
Surplus/(deficit)	(2,755.1)	(1,055.8)	(80.4)	(1,646.1)	(12.6)
Experience adjustment on plan assets	(1,244.3)	498.4	744.2	(499.4)	(64.9)
Experience adjustment on plan liabilities	1,547.1	544.1	1,007.9	731.6	368.0

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The bank has made a provision of ₹ 1,898.3 million for the year ended March 31, 2026 towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation (year ended March 31, 2025: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening obligations	**66,607.4**	**57,801.5**
Service cost	3,480.5	3,229.5
Interest cost	4,505.5	4,281.4
Actuarial (gain)/loss	1,221.8	1,200.8
Employees contribution	5,395.6	5,278.9
Liability transferred from/to other companies	797.4	897.8
Benefits paid	(6,358.9)	(6,082.5)
Obligations at end of the year	**75,649.3**	**66,607.4**
Opening plan assets	**68,372.4**	**59,385.6**
Expected return on plan assets	5,348.1	4,788.4
Actuarial gain/(loss)	(2,967.8)	874.7
Employer contributions	3,480.5	3,229.5
Employees contributions	5,395.6	5,278.9
Asset transferred from/to other companies	797.4	897.8
Benefits paid	(6,358.9)	(6,082.5)
Closing plan assets	**74,067.3**	**68,372.4**



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Plan assets at the end of the year	74,067.3	68,372.4
Present value of the defined benefit obligations at the end of the year	(75,649.3)	(66,607.4)
Amount not recognised as asset (limit in para 59(b) of AS-15 on 'employee benefits')[1]	(316.2)	(1,765.0)
Asset/(liability)	**(1,898.2)**	**-**
Cost[2]		
Service cost	3,480.5	3,229.5
Interest cost	4,505.5	4,281.4
Expected return on plan assets	(5,348.1)	(4,788.4)
Actuarial (gain)/loss	4,189.6	326.1
Effect of the limit in Para 59(b)[1]	(1,448.8)	180.9
Net cost	**5,378.7**	**3,229.5**
Actual return on plan assets	2,380.3	5,663.1
Expected employer's contribution next year	3,758.9	3,487.9
Investment details of plan assets		
Insurer managed Funds	-	-
Government of India securities	56.60%	56.10%
Corporate bonds	31.71%	32.39%
Special deposit scheme	0.73%	0.79%
Others	10.96%	10.72%
Assumptions		
Discount rate	7.20%	6.60%
Expected rate of return on assets	7.70%	7.64%
Discount rate for the remaining term to maturity of investments	7.19%	6.70%
Average historic yield on the investment	7.69%	7.74%
Guaranteed rate of return	8.25%	8.25%

1. *Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS15 (Revised)" issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain/ loss on plan assets.*

2. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Plan assets	**74,067.3**	68,372.4	59,385.6	49,805.1	44,339.6
Defined benefit obligations	**(75,649.3)**	(66,607.4)	(57,801.5)	(49,069.7)	(43,128.7)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')[1]	**(316.2)**	(1,765.0)	(1,584.1)	(735.4)	(1,210.9)
Surplus/(deficit)	**(1,898.2)**	-	-	-	-
Experience adjustment on plan assets	**(2,967.8)**	874.7	1,216.4	(329.0)	246.3
Experience adjustment on plan liabilities	**867.3**	452.1	300.3	476.1	(812.5)

1. *Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS15 (Revised)" issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain/ loss on plan assets.*

The Bank has contributed ₹ 5,271.0 million to provident fund for the year ended March 31, 2026 (year ended March 31, 2025: ₹ 5,061.5 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Bank has contributed ₹ 379.2 million for the year ended March 31, 2026 (year ended March 31, 2025: ₹ 358.6 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Bank has contributed ₹ 573.4 million for the year ended March 31, 2026 (year ended March 31, 2025: ₹ 423.2 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, movement in provision for compensated absence.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Total actuarial liability	**5,304.3**	4,732.3
Cost[1]	**1,535.9**	1,802.9
Assumptions		
Discount rate	**7.20%**	6.60%
Salary escalation rate	**8.00%**	8.00%

1. *Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.*



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

43. Movement in provision for credit cards/debit cards and direct marketing agents reward points

The following table sets forth, for the periods indicated, movement in provision for credit cards/debit cards reward points.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening provision for reward points	7,231.1	6,651.1
Provision for reward points made during the year	22,788.2	21,192.2
Utilisation/write-back of provision for reward points	(22,889.7)	(20,612.2)
Closing provision for reward points[1]	**7,129.6**	**7,231.1**

1. *The closing provision is based on the actuarial valuation of accumulated credit cards/debit cards reward points.*

The following table sets forth, for the periods indicated, movement in provision for reward points to direct marketing agents.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening provision for reward points	116.1	118.1
Provision for reward points made during the year	14.6	70.9
Utilisation/write-back of provision for reward points	(96.9)	(72.9)
Closing provision for reward points	**33.8**	**116.1**

44. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Provisions for depreciation of investments	(6,548.3)	8,474.8
Provision towards non-performing and other assets[1,5]	62,081.0	40,162.4
Provision towards income tax		
1. Current[2]	154,512.2	145,884.9
2. Deferred	6,205.9	8,007.2
Other provisions and contingencies[3,4]	(1,728.4)	(1,811.1)
Total Provisions and contingencies	**214,522.4**	**200,718.2**

1. *Includes provision towards NPA amounting to ₹ 52,741.9 million (year ended March 31, 2025: ₹ 42,690.0 million).*

2. *The current tax expense in respect of Pillar Two income taxes for the year ended March 31, 2026 is ₹ 1,078.0 million.*

3. *No contingency provision was made during the year ended March 31, 2026 (year ended March 31, 2025: Nil).*

4. *Includes general provision made towards standard assets, provision on fixed assets acquired under debt-asset swap and non-fund based facilities.*

5. *During FY2026, following its annual supervisory review, the Reserve Bank of India has directed the Bank to make a standard asset provision of ₹ 12,830.0 million in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. There is no change in asset classification or in the terms and conditions applicable to the borrowers or in the repayment behaviour of borrowers as per these terms. This additional standard asset provision will continue until the loans are repaid or renewed in conformity with the Priority sector classification guidelines.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The Bank has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of AS 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Bank recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible or the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Bank does not expect the outcome of these proceedings to have a materially adverse effect on its financial statements.

The following table sets forth, for the periods indicated, the movement in provision for legal and fraud cases, operational risk and other contingencies.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening provision	39,893.6	47,501.6
Movement during the year (net)	(7,512.9)	(7,608.0)
Closing provision	32,380.7	39,893.6

1. Excludes provision towards sundry expenses.

45. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2026 amounted to ₹ 160,718.1 million (March 31, 2025: ₹ 153,892.1 million).

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income Tax Act, 1961. The Bank is of the opinion that all transactions with international related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

46. Deferred tax

At March 31, 2026, the Bank has recorded net deferred tax assets of ₹ 41,594.0 million (March 31, 2025: ₹ 46,978.2 million), which have been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2026	At March 31, 2025
Deferred tax assets		
Provision for bad and doubtful debts	93,005.7	93,134.7
Provision for operating expenses	3,868.7	3,194.1
Provision/MTM on investment	4,289.2	4,093.7
Provision for expense allowed on payment basis	4,201.0	4,018.5
Foreign currency translation reserve[2]	2,928.9	542.8
Others	299.3	267.2
Total deferred tax assets	**108,592.8**	**105,251.0**


SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	At March 31, 2026	At March 31, 2025
Deferred tax liabilities		
Special reserve deduction	**60,320.5**	52,092.6
Depreciation on fixed assets	**5,983.2**	5,555.2
Interest on refund of income taxes[2]	**695.1**	625.0
Total deferred tax liabilities	**66,998.8**	**58,272.8**
Total net deferred tax assets /(liabilities)	**41,594.0**	**46,978.2**

1. *Tax rate of 25.168% is applied based on Finance Act 2025.*

2. *These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).*

3. *Deferred tax liability was created on change in fair value of investments on account of implementation of the Master Direction – Classification, Valuation and Operation of Investment portfolio of Commercial Bank (Directions), 2023. The deferred tax liability on account of transition gain was accounted through reserves.*

47. Details of provisioning pertaining to fraud accounts

The following table sets forth, for the periods indicated, the details of provisioning pertaining to fraud accounts.

₹ in million, except number of frauds

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Number of frauds reported	**1,327**	13,528[2]
Amount involved in frauds	**5,633.9**	6,304.7
Provision made[1]	**1,538.8**	2,298.8
Unamortised provision debited from balance in profit and loss account under 'Reserves and Surplus'	**-**	-

1. *Excludes amount written off and interest reversal.*

2. *Includes digital payment related frauds as per RBI advisory which was subsequently withdrawn during FY2025.*

48. Proposed dividend on equity shares

The Board of Directors at its meeting held on April 18, 2026 has recommended a dividend of ₹ 12 per equity share for the year ended March 31, 2026 (year ended March 31, 2025: ₹ 11 per equity share). The declaration and payment of dividend is subject to requisite approvals.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

49. Related party transactions

The Bank has transactions with its related parties comprising subsidiaries, associates/other related entities, key management personnel and relatives of key management personnel.

I. *Related parties*

Subsidiaries, associates/others

Name of the entity	Nature of relationship
ICICI Bank Canada	Subsidiary
ICICI Bank UK PLC	Subsidiary
ICICI Home Finance Company Limited	Subsidiary
ICICI International Limited	Subsidiary
ICICI Investment Management Company Limited	Subsidiary
ICICI Lombard General Insurance Company Limited	Subsidiary
ICICI Prudential Asset Management Company Limited	Subsidiary
ICICI Prudential Life Insurance Company Limited	Subsidiary
ICICI Prudential Trust Limited	Subsidiary
ICICI Securities Limited	Subsidiary
ICICI Securities Primary Dealership Limited	Subsidiary
ICICI Trusteeship Services Limited	Subsidiary
ICICI Venture Funds Management Company Limited	Subsidiary
I-Process Services (India) Limited	Subsidiary
ICICI Pension Fund Management Limited (erstwhile ICICI Prudential Pension Funds Management Company Limited)	Subsidiary
ICICI Securities Holdings Inc.	Subsidiary
ICICI Securities Inc.	Subsidiary
ICICI Strategic Investments Fund[1]	Consolidated as per Accounting Standard ('AS') 21
Arteria Technologies Private Limited	Associate
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[2]	Associate
India Advantage Fund III[3]	Associate
India Advantage Fund IV[3]	Associate
India Infradebt Limited	Associate
NIIT Institute of Finance, Banking and Insurance Training Limited[2]	Associate
Comm Trade Services Limited[4]	Other related entity
ICICI Foundation for Inclusive Growth	Other related entity
Cheryl Advisory Private Limited	Enterprises over which KMP/relatives of KMP have control/significant influence
FactoryOS Private Limited[5]	Enterprises over which KMP/relatives of KMP have control/significant influence
Chamunda Diamonds[6]	Enterprises over which KMP/relatives of KMP have control/significant influence
GENEZEN[7]	Enterprises over which KMP/relatives of KMP have control/significant influence
Procedium Strategy LLP[5]	Enterprises over which KMP/relatives of KMP have control/significant influence

1. *During Q4-2026, ICICI Strategic Investment Fund ceased to be related party of the Bank.*



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

2. *During Q1-2026, FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) and NIIT Institute of Finance, Banking and Insurance Training Limited ceased to be related parties of the Bank.*

3. *During Q2-2026, India Advantage Fund III and India Advantage Fund IV ceased to be related parties of the Bank.*

4. *During Q1-2025, Comm Trade Services Limited ceased to be related party of the Bank.*

5. *From Q4 -2025, Procedium Strategy LLP and FactoryOS Private Limited are considered as related parties of the Bank.*

6. *From Q1-2025, Chamunda Diamonds is considered as a related party of the Bank.*

7. *From Q1 -2026, GENEZEN is considered as a related party of the Bank.*

Key management personnel

Name of the Key management personnel	Relatives of the Key management personnel
Mr. Sandeep Bakhshi	• Ms. Aishwarya Shivam Bakhshi • Mr. Ashwin Pradhan • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Ms. Mona Bakhshi • Ms. Radhika Bakhshi • Mr. Ritwik Thakurta • Mr. Sameer Bakhshi • Mr. Shivam Bakhshi
Mr. Sandeep Batra	• Ms. Arushi Batra • Mr. Pranav Batra • Mr. Sarthak Shah • Ms. Veena Batra • Mr. Vivek Batra
Mr. Rakesh Jha	• Ms. Aparna Ahuja • Ms. Apoorva Jha Bansal • Mr. Narendra Kumar Jha • Mr. Navin Ahuja • Late Ms. Pushpa Jha • Mr. Rajesh Jha • Mr. Sachchit Jha • Ms. Sanjali Jha • Mr. Sharad Bansal • Ms. Swati Jha
Mr. Ajay Gupta	• Mr. Akhil Gupta • Mr. Aneesh Gupta • Ms. Aparna Gupta • Mr. Ashok Gupta • Ms. Madhu Gupta • Ms. Maitri Sanjay Thakker • Ms. Rita Agarwal • Ms. Shabnam Gupta • Ms. Shanti Gupta • Shyam Lall Gupta HUF • Mr. Vinay Gupta

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

II. *Transactions with related parties*

The following table sets forth, for the periods indicated, the significant transactions between the Bank and its related parties.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Interest income	**900.9**	1,071.3
Subsidiaries	**768.0**	656.6
Associates/others	**131.2**	412.7
Key management personnel	**1.7**	2.0
Income from services rendered	**6,663.3**	7,425.8
Subsidiaries	**6,612.3**	7,103.4
Associates/others	**50.9**	322.3
Key management personnel	**0.0**	0.1
Relatives of key management personnel	**0.1**	0.0
Dividend income	**34,584.1**	26,190.1
Subsidiaries	**34,477.6**	26,083.6
Associates/others	**106.5**	106.5
Income from shared services	**2,640.7**	2,421.6
Subsidiaries	**2,627.1**	2,394.5
Associates/others	**13.6**	27.1
Insurance claims received	**631.2**	2,322.9
Subsidiaries	**631.2**	2,322.9
Interest expense	**534.9**	469.5
Subsidiaries	**445.4**	354.2
Associates/others	**48.6**	83.9
Key management personnel	**28.3**	21.6
Relatives of key management personnel	**12.6**	9.8
Expenses for services received	**10,969.8**	12,179.5
Subsidiaries	**10,638.4**	11,237.1
Associates/others	**331.4**	942.4
Insurance premium paid	**3,866.6**	9,321.3
Subsidiaries	**3,866.6**	9,321.3
Expenses for shared services and other payments	**3,708.2**	2,140.8
Subsidiaries	**3,706.5**	2,138.7
Key management personnel	**1.7**	2.1
CSR expenses	**9,828.7**	7,974.9
Associates/others	**9,828.7**	7,974.9
Remuneration to wholetime directors[2]	**382.6**	365.1
Key management personnel	**382.6**	365.1
Value of ESOPs Exercised	**741.0**	465.0
Key management personnel	**741.0**	465.0



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Dividend paid	**18.4**	14.6
Associates/others	**0.0**	-
Key management personnel	**15.4**	13.5
Relatives of key management personnel	**3.0**	1.1
Gain/(loss) on forex and derivative transactions (net)[3]	**151.5**	395.9
Subsidiaries	**151.5**	395.9
Volume of fixed deposits accepted	**11,556.9**	28,323.2
Subsidiaries	**9,898.2**	11,063.3
Associates/others	**1,091.9**	16,881.7
Key management personnel	**477.0**	288.3
Relatives of key management personnel	**89.8**	89.9
Volume of call/reverse repo/term money lent	**1,619,375.0**	1,236,490.0
Subsidiaries	**1,619,375.0**	1,236,490.0
Purchase of investments	**39,023.0**	36,543.7
Subsidiaries	**39,023.0**	36,543.7
Capital infusion	**5,208.7**	5,002.9
Subsidiaries	**5,199.9**	5,000.0
Associates/others	**8.8**	2.9
Investments in the securities issued by related parties	**19,196.4**	29,062.6
Subsidiaries	**6,500.0**	5,950.0
Associates/others	**12,696.4**	23,112.6
Sale of investments	**33,704.8**	51,081.8
Subsidiaries	**33,704.8**	51,081.8
Redemption/buyback of investments by related parties	**1,845.4**	158.6
Associates/others	**1,845.4**	158.6
Loan given[4]	**8,141.9**	-
Subsidiaries	**8,141.9**	-
Funded risk participation	**12,475.4**	427.4
Subsidiaries	**12,475.4**	427.4
Purchase of loans	**74,672.9**	52,360.8
Subsidiaries	**74,672.9**	52,360.8
Sale of Loan	**3,569.1**	-
Associates/others	**3,569.1**	-
Purchases of fixed assets	**1.0**	2.7
Associates/others	**1.0**	2.7
Forex/swaps/derivatives and forwards transactions entered (notional value)	**236,631.6**	174,717.5
Subsidiaries	**236,559.1**	173,953.8
Associates/others	**72.5**	763.7

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Guarantees/letters of credit given by the Bank[5]	**2,492.9**	1,276.2
Subsidiaries	**478.2**	1,135.9
Associates/others	**2,014.7**	140.3
Guarantees/letters of credit issued by the related parties[6]	**4,991.2**	9,850.2
Subsidiaries	**4,991.2**	9,850.2

1. *0.0 represents insignificant amount.*

2. *Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.*

3. *The Bank undertakes derivative transactions with its subsidiaries, associates and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank, within its overall position limits covers these transactions in the market, the amounts represent only the transactions with its subsidiaries, associates and other related entities and not the offsetting/covering transactions.*

4. *Related parties also avail working capital facilities, intra-day facility and derivative facility, which are revolving in nature. Volume of these facilities cannot be ascertained and outstanding balance, if any, are reported suitably.*

5. *Includes letters of credit given by the related parties and confirmed by the Bank.*

6. *Includes letters of credit given by the Bank and confirmed by the related parties.*

III. *Material transactions with related parties*

The following table sets forth, for the periods indicated, the material transactions between the Bank and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Interest income		
ICICI Home Finance Company Limited	**190.7**	258.1
ICICI Securities Limited	**96.6**	16.6
ICICI Securities Primary Dealership Limited	**480.5**	377.5
India Infradebt Limited	**122.7**	402.9
Income from services rendered		
ICICI Lombard General Insurance Company Limited	**1,560.4**	1,508.7
ICICI Prudential Life Insurance Company Limited	**3,033.2**	3,396.5
ICICI Securities Limited	**706.8**	1,026.8
Dividend income		
ICICI Bank Canada	**1,174.2**	3,009.5
ICICI Lombard General Insurance Company Limited	**3,449.9**	2,938.8
ICICI Prudential Asset Management Company Limited	**13,612.8**	10,262.9
ICICI Securities Limited	**8,602.8**	4,108.1
ICICI Securities Primary Dealership Limited	**3,297.5**	3,479.5
Income from shared services		
ICICI Bank Canada	**403.5**	364.7
ICICI Bank UK PLC	**810.1**	727.7
ICICI Securities Limited	**702.7**	611.7


SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Insurance claims received		
ICICI Prudential Life Insurance Company Limited	**602.2**	2,255.4
Interest expense		
ICICI Securities Limited	**368.6**	301.1
Expenses for services received		
I-Process Services (India) Limited	**9,621.7**	10,189.1
Insurance premium paid		
ICICI Lombard General Insurance Company Limited	**3,093.6**	3,141.6
ICICI Prudential Life Insurance Company Limited	**773.0**	6,179.6
Expenses for shared services and other payments		
ICICI Home Finance Company Limited	**3,589.2**	2,027.7
CSR expenses		
ICICI Foundation for Inclusive Growth	**9,828.7**	7,974.9
Remuneration to wholetime directors		
Ajay Gupta	**87.6**	79.7
Rakesh Jha	**93.4**	89.6
Sandeep Bakhshi	**106.2**	104.5
Sandeep Batra	**95.4**	91.3
Value of ESOPs exercised		
Ajay Gupta	**30.2**	41.6
Rakesh Jha	**214.8**	99.8
Sandeep Bakhshi	**266.4**	202.1
Sandeep Batra	**229.6**	121.4
Dividend paid		
Ajay Gupta	**5.5**	5.9
Rakesh Jha	**0.6**	0.6
Sandeep Bakhshi	**3.0**	3.5
Sandeep Batra	**6.3**	3.5
Gain/(loss) on forex and derivative transactions (net)		
ICICI Bank Canada	**(44.7)**	279.0
ICICI Bank UK PLC	**24.2**	18.6
ICICI Lombard General Insurance Company Limited	**78.8**	96.3
ICICI Securities Primary Dealership Limited	**92.2**	1.1
Volume of fixed deposits accepted		
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	**-**	16,255.0
I-Process Services (India) Limited	**4,050.1**	4,730.1
ICICI Securities Limited	**5,355.7**	5,709.0
Volume of call/reverse repo/term money lent		
ICICI Securities Primary Dealership Limited	**1,619,375.0**	1,236,490.0

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Purchase of investments		
ICICI Lombard General Insurance Company Limited	3,082.6	5,297.0
ICICI Prudential Life Insurance Company Limited	4,413.8	516.1
ICICI Securities Primary Dealership Limited	31,526.6	30,730.5
Capital infusion		
ICICI Home Finance Company Limited	5,000.0	5,000.0
Investments in the securities issued by related parties		
ICICI Home Finance Company Limited	6,500.0	5,950.0
India Infradebt Limited	12,696.4	23,112.6
Sale of investments		
ICICI Lombard General Insurance Company Limited	3,410.4	16,018.2
ICICI Prudential Life Insurance Company Limited	14,582.4	23,164.8
ICICI Securities Primary Dealership Limited	15,712.1	11,641.6
Redemption/buyback of investments by related parties		
ICICI Strategic Investments Fund	102.8	60.0
India Advantage Fund III	25.5	59.3
India Advantage Fund IV	17.1	39.3
India Infradebt Limited	1,700.0	-
Loan given		
ICICI Securities Limited	7,500.0	-
Funded risk participation		
ICICI Bank Canada	12,475.4	-
ICICI Bank UK PLC	-	427.4
Purchase of loans		
ICICI Home Finance Company Limited	74,672.9	52,360.8
Sale of Loan		
India Infradebt Limited	3,569.1	-
Purchases of fixed assets		
Arteria Technologies Private Limited	1.0	2.7
Forex/swaps/derivatives and forwards transactions entered (notional value)		
ICICI Bank Canada	24,013.2	48,156.0
ICICI Bank UK PLC	118,663.7	109,854.0
ICICI Securities Primary Dealership Limited	77,944.5	7.4
Guarantees/letters of credit given by the Bank		
ICICI Bank UK PLC	360.3	1,078.7
ICICI Foundation for Inclusive Growth	2,013.1	140.3
Guarantees/letters of credit issued by the related parties		
ICICI Bank Canada	762.1	6,082.3
ICICI Bank UK PLC	4,229.1	3,767.9

1. *0.0 represents insignificant amount.*



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

IV. *Related party outstanding balances*

The following table sets forth, for the periods indicated, the balances payable to/receivable from related parties

₹ in million

Particulars	At March 31, 2026	At March 31, 2025
Deposits accepted	**38,383.5**	22,294.7
Subsidiaries	**34,049.5**	20,304.0
Associates/others	**3,350.2**	1,385.0
Key management personnel	**770.7**	419.4
Relatives of key management personnel	**213.1**	186.3
Investments of related parties in the Bank	**5.1**	2.8
Associates/others	**0.0**	-
Key management personnel	**4.6**	2.4
Relatives of key management personnel	**0.5**	0.5
Payables[2]	**4,982.2**	6,147.1
Subsidiaries	**1,149.2**	1,044.3
Associates/others	**3,832.2**	5,101.5
Key management personnel	**0.2**	0.2
Relatives of key management personnel	**0.6**	1.1
Deposits by the Bank	**6,174.5**	1,764.6
Subsidiaries	**6,174.5**	1,764.6
Investments of the Bank	**228,653.3**	201,471.3
Subsidiaries	**220,248.6**	191,352.9
Associates/others	**8,404.7**	10,118.4
Advances by the Bank	**8,546.6**	4,894.0
Subsidiaries	**8,402.3**	4,774.4
Associates/others	**101.7**	72.9
Key management personnel	**40.0**	45.4
Relatives of key management personnel	**2.6**	1.3
Receivables[2]	**3,588.3**	3,735.7
Subsidiaries	**3,544.9**	3,571.2
Associates/others	**43.4**	164.5
Guarantees issued by the Bank	**3,056.8**	1,628.7
Subsidiaries	**1,043.7**	1,431.0
Associates/others	**2,013.1**	197.7
Guarantees/letters of credit/indemnity issued by related parties[3]	**2,179.8**	2,303.0
Subsidiaries	**2,179.8**	2,303.0
Swaps/forward contracts (notional amount)	**22,507.3**	5,215.4
Subsidiaries	**22,507.3**	5,215.4
Funded risk participation	**5,734.2**	-
Subsidiaries	**5,734.2**	-

1. 0.0 represents insignificant amount.

2. Excludes mark-to-market on outstanding derivative transactions.

3. Includes letters of credit given by the Bank and confirmed by the related parties.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

V. *Related party maximum balances*

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Deposits accepted		
Subsidiaries	**43,290.0**	44,305.5
Associates/others	**7,582.0**	7,427.8
Key management personnel	**770.7**	650.2
Relatives of key management personnel	**243.3**	196.5
Investments of related parties in the Bank[2]		
Associates/others	**0.0**	-
Key management personnel	**4.6**	2.6
Relatives of key management personnel	**0.5**	0.5
Payables[2,3]		
Subsidiaries	**1,241.2**	1,692.0
Associates/others	**8,556.9**	8,112.5
Key management personnel	**0.2**	0.2
Relatives of key management personnel	**1.0**	1.5
Deposits by the Bank		
Subsidiaries	**14,192.2**	4,440.3
Call/term money lent by the Bank		
Subsidiaries	**16,500.0**	11,040.9
Investments of the Bank		
Subsidiaries	**220,248.6**	191,352.9
Associates/others	**12,817.7**	16,812.5
Advances by the Bank		
Subsidiaries	**17,202.5**	10,344.9
Associates/others	**131.9**	129.3
Key management personnel	**99.7**	68.9
Relatives of key management personnel	**3.7**	6.9
Receivables[2,3]		
Subsidiaries	**5,588.0**	4,580.1
Associates/others	**43.4**	195.5
Guarantees issued by the Bank		
Subsidiaries	**1,646.8**	1,802.9
Associates/others	**2,013.1**	197.7
Guarantees/letters of credit/indemnity issued by related parties[2]		
Subsidiaries	**2,179.8**	4,812.4
Swaps/forward contracts (notional amount)		
Subsidiaries	**24,207.8**	16,003.2
Associates/others	**-**	25.4
Funded risk participation[2]		
Subsidiaries	**5,734.2**	416.9
Unfunded risk participation[2]		
Subsidiaries	**-**	725.5

1. *0.0 represents insignificant amount.*

2. *Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.*

3. *Excludes mark-to-market on outstanding derivative transactions.*



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

VI. Letters of comfort

The Bank issues letters of comfort (LoCs) on behalf of its subsidiaries. As required by the Reserve Bank of India, the Bank has carried out an annual financial assessment of LoCs issued on behalf of its subsidiaries, and there is no financial impact arising from the outstanding LoCs at March 31, 2026 as detailed below.

The Bank has issued a LoC on behalf of its banking subsidiary ICICI Bank UK PLC to the Financial Services Authority, UK (now split into two separate regulatory authorities, the Prudential Regulation Authority and the Financial Conduct Authority) to confirm that the Bank intends to financially support ICICI Bank UK PLC in ensuring that it meets all of its financial obligations as they fall due. There was no financial impact of this LoC on the Bank at March 31, 2026.

The Bank has issued a LoC on behalf of its banking subsidiary ICICI Bank Canada to the Office of the Superintendent of Financial Institutions (OSFI), Canada to confirm that it shall provide an ongoing financial, managerial and operational support to ICICI Bank Canada. There was no financial impact of this LoC on the Bank at March 31, 2026.

The Bank has issued an undertaking on behalf of ICICI Securities Inc. Singapore for Singapore dollar 10.0 million (currently equivalent to ₹ 735.3 million) (March 31, 2025: ₹ 637.1 million) to the Monetary Authority of Singapore (MAS) and has also executed three indemnity agreements on behalf of ICICI Bank Canada to its independent directors for a sum not exceeding Canadian dollar 2.5 million each (currently equivalent to ₹ 170.4 million), aggregating to Canadian dollar 7.5 million [currently equivalent to ₹ 511.1 million (March 31, 2025: ₹ 447.6 million)]. The aggregate amount of ₹ 1,246.4 million at March 31, 2026 (March 31, 2025: ₹ 1,084.7 million) is included in the contingent liabilities.

In accordance with the applicable laws and regulatory requirements, at the time of the demerger of the general insurance business of Bharti AXA General Insurance Company Limited to ICICI Lombard General Insurance Company Limited and subsequently in relation to the increase of the Bank's shareholding in ICICI Lombard General Insurance Company Limited up to 4% in multiple tranches, the Bank had issued undertakings to the Insurance Regulatory and Development Authority of India (IRDAI) in FY2022 and FY2024 stating that it shall infuse capital, if required by ICICI Lombard General Insurance Company Limited, in proportion to its shareholding in ICICI Lombard General Insurance Company Limited at the relevant time to meet its business solvency and/or regulatory requirements. There was no financial impact of these LoCs on the Bank at March 31, 2026.

In addition to the above, the Bank has also issued LoCs in the nature of letters of awareness on behalf of its non-banking financial subsidiaries ICICI Prudential Life Insurance Company Limited and ICICI Home Finance Company Limited for other incidental business purposes, to maintain ownership stake and to provide information about the ownership and management. These letters of awareness are in the nature of factual statements or confirmation of facts and do not create any financial impact on the Bank.

50. Details of amount transferred to The Depositor Education and Awareness Fund (the Fund) of RBI

The following table sets forth, for the periods indicated, the movement in amount transferred to the Fund.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening balance	20,134.1	17,696.3
Add: Amounts transferred during the year	2,665.4	2,944.7
Less: Amounts reimbursed by the Fund towards claims during the year	(582.0)	(506.9)
Closing balance	22,217.5	20,134.1

1. Amount transferred to DEAF is included under 'Schedule 12 - Contingent Liabilities - Other items'.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

51. Details of payment of DICGC insurance premium

The following table sets forth, for the periods indicated, the payment of insurance premium and arrears.

₹ in million

Sr. No.	Particulars	Year ended March 31, 2026	Year ended March 31, 2025
1.	Payment of DICGC Insurance Premium[1]	**18,994.5**	17,072.1
2.	Arrears in payment of DICGC premium	**-**	-

1. Excludes goods and service tax. The amount excludes deposit insurance paid by overseas branches.

52. Small and micro enterprises

The following table sets forth, for the periods indicated, details relating to enterprises covered under the Micro, Small and Medium Enterprises Development (MSMED) Act, 2006.

₹ in million

Sr. No.	Particulars	At March 31, 2026		At March 31, 2025	
		Principal	**Interest**	**Principal**	**Interest**
1.	The Principal amount and the interest due thereon remaining unpaid to any supplier	**-**	**-**	-	-
2.	The amount of interest paid by the buyer in terms of Section 16, along with the amount of the payment made to the supplier beyond the due date	**18.2**	**0.2**	22.7	0.3
3.	The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding the interest specified under MSMED Act, 2006	**-**	**0.3**	-	0.3
4.	The amount of interest accrued and remaining unpaid	**-**	**0.3**	-	0.3
5.	The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise, for the purpose of disallowed as a deductible expenditure under Section 23	**-**	**-**	-	-

53. Penalties/fines imposed by RBI and other banking regulatory bodies

During the year ended March 31, 2026, RBI imposed a penalty of ₹ 9.8 million on April 29, 2025 for non-compliance with certain directions issued by RBI on 'Cyber Security Framework in Banks', 'Know Your Customer (KYC)', and 'Credit Card and Debit Card – Issuance and Conduct, during statutory inspection for supervisory evaluation (ISE 2023) of the Bank and ₹ 7.5 million on August 7, 2025 for non-compliance with certain directions issued by RBI on 'Valuation of Properties - Empanelment of Valuers' and Opening of Current Accounts by Banks – Need for discipline.

During the year ended March 31, 2025, RBI imposed a penalty of ₹ 10.0 million on May 27, 2024 based on the deficiency observed in regulatory compliance with the Banking Regulation Act, during statutory inspection for supervisory evaluation (ISE 2022) of the Bank.

There was no penalty imposed on overseas branches of ICICI Bank by overseas banking regulatory bodies for the year ended March 31, 2026 (year ended March 31,2025: Nil).


SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

54. Disclosure on Remuneration

Compensation policy and practices

(A) Qualitative Disclosures

    a) Bodies that oversee remuneration.

- **Name, composition and mandate of the main body overseeing remuneration**

  The Board Governance, Remuneration and Nomination Committee (BGRNC/ Committee) is the body which oversees the remuneration aspects. The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the whole time/ independent Directors and the Board and to extend or continue the term of appointment of independent Directors on the basis of the report of performance evaluation of independent Directors, recommending to the Board a policy relating to the remuneration for the Directors, Key Managerial Personnel, Material Risk takers (MRTs) and other employees, recommending to the Board the remuneration (including performance bonus, share-linked instruments and perquisites) to wholetime Directors (WTDs) and senior management, approving the policy for and quantum of variable pay payable to members of the staff including senior management, key managerial personnel, material risk takers and formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policies on Board diversity, framing guidelines for the Employees Stock Option Scheme (Scheme 2000), Employees Stock Unit Scheme (Scheme 2022) and deciding on the grant of the Bank's stock options/ units to employees and WTDs of the Bank and its subsidiary companies, as applicable.

- **External consultants whose advice has been sought, the body by which they were commissioned, and in what areas of the remuneration process**

  During the year ended March 31, 2026, the Bank employed the services of a reputed consulting firm for market benchmarking in the area of compensation, including executive compensation.

- **Scope of the Bank's remuneration policy (eg. by regions, business lines), including the extent to which it is applicable to foreign subsidiaries and branches**

  The Compensation Policy of the Bank was last amended by the BGRNC and the Board at their Meetings held on October 17, 2025 and October 18, 2025 respectively. The Policy covers all employees of the Bank, including those in overseas branches of the Bank. In addition to the Bank's Compensation Policy guidelines, the overseas branches also adhere to relevant local regulations.

- **Type of employees covered and number of such employees**

  All employees of the Bank are governed by the Compensation Policy. The total number of permanent employees of the Bank at March 31, 2026 was 124,029.

    b) Design and structure of remuneration processes

- **Key features and objectives of remuneration policy**

  The Bank has under the guidance of the Board and the BGRNC, followed compensation practices intended to drive performance within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy, the key elements of which are given below.

  - **o Effective governance of compensation:** The BGRNC has oversight over compensation. The BGRNC defines Key Performance Indicators (KPIs) for the Bank and the said KPIs are also applicable to the WTDs. The organisational performance norms for variable pay are based on the KPIs that include both financial and non-financial aspects defined with sub

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

parameters. The BGRNC assesses organisational performance and based on its assessment, it makes recommendations on variable pay for employees. It also recommends to the Board the compensation for WTDs and senior management subject to necessary approvals, wherever applicable.

- **Alignment of compensation philosophy with prudent risk taking:** The Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non-financial indicators of performance including aspects like risk management, regulatory compliance, stakeholder relationships, customer service and leadership development. The fixed pay offered by the Bank, largely reflects pay for the role. The variable compensation is in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The cash component of variable pay (bonus) is based on overall performance of the Bank and reflects reward for team performance. The grant of share-linked instruments to eligible employees, reflects individual potential and criticality of position/ employee. The Bank's Employees stock option scheme and Employees stock unit scheme aim at aligning compensation to long-term performance through grants that vest over a period of time. Compensation of staff in audit, compliance and risk (Assurance) functions is independent of the areas they oversee and their compensation is in line with the Board approved framework on "Compensation structure for employees in assurance functions".

- **Changes, if any, made by the remuneration committee in the firm's remuneration policy during the past year, and if so, an overview of any changes that were made**

  During the year ended March 31, 2026, the Bank's Compensation Policy was amended by BGRNC and the Board as below:

BGRNC date	Board date	Overview of Changes
October 17, 2025	October 18, 2025	• Included reference to the existing Board approved framework for compensation of staff engaged in assurance functions Risk, Compliance and Audit in the policy for further clarity.
April 17, 2025	April 18, 2025	• Minor changes made in the policy in alignment with the Bank's philosophy

- **Process followed by the Bank to ensure that the risk and compliance employees are remunerated independently of the businesses they oversee:**

  The compensation of staff engaged in assurance functions like Audit, Risk and Compliance was dependent on their performance, which was based on achievement of the key goals of their respective functions and independent of the areas they oversee.

c) **Ways in which current and future risks are taken into account in the remuneration processes.**

- **Key risks that the Bank takes into account when implementing remuneration measures**

  The Board approves the Enterprise Risk Management framework (ERM) and Risk Appetite Framework (RAF) for the Bank. The business activities of the Bank are undertaken within this framework. The RAF includes the definition of risk capacity, risk appetite statements and drill down of the same into limits/thresholds for various risk categories. The Bank's KPIs which are applicable to WTDs as well as employees (excluding assurance functions), incorporated relevant risk management related aspects. For example, in FY2026, in addition to Profit before tax excluding treasury, performance indicators included aspects such as risk management framework, regulatory compliance, stakeholder relationships, customer service and leadership development. The BGRNC considers both financial and non-financial aspects while assessing organisational performance and makes compensation-related recommendations to the Board.


- **Nature and type of key measures used to take account of these risks, including risk difficult to measure.**

  The annual Key Performance Indicators and performance evaluation incorporated both financial and non-financial aspects including risk management framework, stakeholder relationships, regulatory compliance, customer service and leadership development.

- **Ways in which these measures affect remuneration**

  Every year, the financial plan/targets are formulated in conjunction with a risk framework with limit structures for various areas of risk/lines of business, within which the Bank operates. To ensure effective alignment of compensation with prudent risk taking, the BGRNC takes into account adherence to the risk framework in conjunction with which the financial plan/targets were formulated. The Bank's KPIs which were applicable to WTDs as well as employees (excluding assurance functions), incorporated relevant risk management related aspects and regulatory compliance. For example, in FY2026, in addition to profit before tax excluding treasury, performance indicators also included aspects such as risk management framework, regulatory compliance, stakeholder relationships, customer service and leadership development.

  The BGRNC considered all the above aspects while assessing organisational performance and made compensation-related recommendations to the Board.

- **The nature and type of these measures that have changed over the past year and reasons for the changes, as well as the impact of changes on remuneration.**

  The nature and type of these measures have not changed over the past year and hence, there is no impact on remuneration.

d) **Ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration**

- **Main performance metrics for Bank, top level business lines and individuals**

  The main performance metrics for FY2026 included profit before tax excluding treasury gains, regulatory compliance, risk management, stakeholder relationships, customer service and leadership development.

- **Methodology followed whereby individual remuneration is linked to the Bank-wide and individual performance**

  The BGRNC considered financial and non-financial aspects while assessing performance and making compensation-related recommendations to the Board for the WTDs.

- **The measures that the Bank will in general implement to adjust remuneration in the event that performance metrics are weak, including the Bank's criteria for determining 'weak' performance metrics**

  The Bank's Compensation Policy outlines the measures the Bank will implement in the event of a reasonable evidence of deterioration in financial performance. Should such an event occur in the manner outlined in the policy, the BGRNC may decide to apply malus/clawback on none, part or all of the relevant variable compensation.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

e) **Ways in which the Bank seeks to adjust remuneration to take account of the longer term performance**

- **The Bank's policy on deferral and vesting of variable remuneration and, if the fraction of variable remuneration that is deferred differs across employees or groups of employees, a description of the factors that determine the fraction and their relative importance**

  The variable compensation is in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The quantum of variable pay for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. The proportion of variable pay to total compensation is higher at senior levels and lower at junior levels. At least 50% of the compensation is variable for WTDs and MRTs (excluding for assurance function heads where variable pay is within 50% of total compensation) as a design. However, they can earn lesser variable pay based on various performance criteria. For WTDs and MRTs, a minimum of 60% of the total variable pay is under deferral arrangement (deferment). Additionally, at least 50% of the cash component of the variable pay is under deferment. If the cash component is under ₹ 2.5 million, the deferment is not applicable.

- **The Bank's policy and criteria for adjusting deferred remuneration before vesting and (if permitted by national law) after vesting through claw back arrangements**

  The deferred portion of variable pay pertaining to the assessment year or previous year/s (as defined in the policy) is subject to malus, under which the Bank prevents vesting of all or part or none of the unvested variable pay in the event of the assessed divergence in the Bank's provisioning for NPAs or in the event of a reasonable evidence of deterioration in financial performance or in the event of gross misconduct or in the event of a financial restatement and/or other acts as mentioned in the compensation policy. In such cases (other than assessed divergence), variable pay already paid out may also be subjected to clawback arrangements, as defined in the compensation policy.

f) **Different forms of variable remuneration that the Bank utilises and the rationale for using these different forms**

- **Forms of variable remuneration offered. A discussion of the use of different forms of variable remuneration and, if the mix of different forms of variable remuneration differs across employees or group of employees, a description of the factors that determine the mix and their relative importance**

  The variable compensation is in the form of share-linked instruments or cash or a mix of cash and share-linked instruments. The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service. The Bank pays performance bonus and share-linked instruments to relevant employees in its middle and senior management. The variable pay payout schedules are sensitive to the time horizon of risks as defined in the policy.

  The Bank ensures higher proportion of variable pay at senior levels and lower variable pay for front-line staff and junior management levels



STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

(B) *Quantitative disclosures:*

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of WTDs (including MD & CEO) and other Material Risk Takers.

₹ in million except numbers and deviation

	Particulars	Year ended March 31, 2026	Year ended March 31, 2025
1.	Number of meetings held by the BGRNC during the financial year	**5**	6
	Remuneration paid to its members during the financial year (sitting fees)	**1.7**	2.0
2.	Number of employees having received a variable remuneration award during the financial year[1]	**51**	48
3.	Number and total amount of sign-on/joining bonus made during the financial year	**-**	-
4.	Details of severance pay, in addition to accrued benefits, if any	**-**	-
5.	Breakdown of amount of remuneration awards for the financial year		
	Fixed[2]	**911.2**	979.5
	Variable[3]	**407.5**	447.9
	- Deferred	**202.7**	221.5
	- Non-deferred	**204.8**	226.4
	Share linked instruments[3] (in nos.)	**2,762,870**	2,861,890
	- Deferred (in nos.)	**2,762,870**	2,861,890
	- Non-deferred (in nos.)	**-**	-
6.	Total amount of deferred remuneration paid out during the year		
	- Bonus[4]	**241.7**	231.1
	- Share-linked instruments[4] (in nos.)	**3,520,117**	4,333,730
7.	Total amount of outstanding deferred remuneration		
	Cash[5]	**438.1**	471.8
	Shares (in nos.)	**-**	-
	Share linked instuments[5] (in nos.)	**6,198,333**	6,613,650
	Other forms	**-**	-
8.	Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments		
	- Bonus	**438.1**	471.8
	- Share linked instruments (in nos.)	**6,198,333**	6,613,650
9.	Total amount of reductions during the year due to ex-post explicit adjustments[6]	**N.A.**	N.A.
10.	Total amount of reductions during the year due to ex-post implicit adjustments	**N.A.**	N.A.
11.	Number of MRTs identified[7]	**32**	34
12.	Number of cases where malus has been exercised	**-**	-
	Number of cases where clawback has been exercised[6]	**-**	-
	Number of cases where malus and clawback have been exercised	**-**	-

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

₹ in million except numbers and deviation

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
13. The mean pay for the bank as a whole (excluding sub-staff) and the deviation of the pay of each of its WTDs from the mean pay		
Mean pay of the bank[8]	**1.1**	0.9
Deviation - MD&CEO	**67:1**	75:1
Deviation - WTD1	**63:1**	68:1
Deviation - WTD2	**62:1**	68:1
Deviation - WTD3	**63:1**	70:1

1. *Includes MD & CEO, WTDs and other Material Risk Takers (MRTs) based on the revised criteria given by RBI in its guideline dated November 4, 2019. Also includes MRTs who have resigned, retired or transferred to group companies (separated) and were paid bonus or stock options granted/vested during the year. Variable remuneration includes cash bonus and stock options (as per RBI guideline dated November 4, 2019) that are paid/ granted/ vested during the year.*

2. *Fixed pay includes basic salary, supplementary allowances, assurance function pay, superannuation, contribution to provident fund, gratuity fund and value of perquisites. The value of perquisites is calculated as cost to the Bank. The salaries of separated MRTs have been considered for the period they were in service with the Bank during the fiscal year.*

3. *Variable and share-linked instruments represent amounts/ options awarded for the year ended March 31, 2025 and March 31, 2024 as per RBI approvals wherever applicable.*

4. *Includes deferred bonus/options that was paid/vested during the year.*

5. *Includes outstanding bonus/options at the end of the financial year.*

6. *Excludes ₹ 74.1 million variable pay to the former MD & CEO for past years which has been directed for claw-back in respect of which the Bank has filed a recovery suit against the former MD & CEO.*

7. *Includes MD & CEO/WTDs/and other active MRT based on the revised criteria given by RBI in its guidelines dated November 4, 2019. Also includes MRTs who have resigned, retired or transferred to group companies (separated) during the FY2026 and FY2025 respectively.*

8. *Mean pay is computed on annualised fixed pay that includes basic salary, supplementary allowances, assurance function pay, superannuation, contribution to provident fund, gratuity fund and value of perquisites. The value of perquisite is calculated as cost to the Bank.*

Payment of compensation in the form of remuneration to the Non-Executive Directors

The Non-Executive Directors (excluding Part-time Chairperson and Director nominated by Government of India) are entitled to a fixed remuneration of ₹ 3,000,000 per annum. The said limit has been duly approved by the Board and Members of the Bank.

The Non-executive Part-time Chairperson is entitled to a fixed remuneration of ₹ 5,000,000 per annum. The said limit has been approved by the Board, Members of the Bank and RBI.

For the year ended March 31, 2026 (FY2026), fixed remuneration of ₹ 21,341,667 has been paid to Non-Executive/Independent Directors (other than part-time Chairperson). Mr. Pradeep Kumar Sinha (Non-Executive Director and part-time Chairperson) was paid a fixed remuneration of ₹ 5,000,000 during FY2026. This is excluding sitting fees.

Further, Mr. Uday Chitale and Mr. Hari L. Mundra who were the Non-Executive / Independent Directors of the Bank upto October 19, 2024 and October 25, 2024 respectively, were paid a fixed remuneration of ₹ 154,891 and ₹ 203,804 respectively in FY2026. The said fixed remuneration pertained to FY2025.



SCHEDULES
forming part of the Standalone Accounts *(Contd.)*

55. Corporate Social Responsibility

The Corporate Social Responsibility (CSR) spending obligation for the Bank during the year ended March 31, 2026, was ₹ 9,940.6 million (March 31, 2025: ₹ 8,008.2 million).

₹ in million

Particulars	As at March 31, 2026	As at March 31, 2025
CSR obligation for the financial year[1]	**9,940.6**	8,008.2
Amount of expenditure incurred[1,2]	**8,780.5**	5,271.2
Shortfall at the end of the year[3,4]	**1,160.1**	2,737.0
Total of previous year(s) shortfall[4]	**2,661.9**	879.8
Details of related party transactions (ICICI Foundation for Inclusive Growth)	**9,828.7**	7,974.9

1. *Includes surplus generated from CSR activities and spent within the stipulated timeline as required by law. (FY2026: ₹ 18.3 million; FY2025: ₹ 15.0 million)*

2. *Excludes the amount utilised from Unspent CSR Accounts. Out of ₹ 879.8 million in the Unspent CSR Account for FY2024, ₹ 717.9 million was spent and out of ₹ 2,740.0 million in the Unspent CSR Account for FY2025, ₹ 240.0 million was spent, during the year ended March 31, 2026.*

3. *₹ 1,161.0 million was transferred to the Unspent CSR Account and to be spent over three years for ongoing projects, as per CSR rules. (March 31, 2025: ₹ 2,740.0 million)*

4. *The amount represents contracted commitments for capital assets where payments are linked to achievement of milestones. The creation of such capital assets extend beyond a financial year and hence the Bank has transferred the undisbursed committed amount of a financial year to Unspent CSR Account(s) as per CSR rules. Such amounts can be spent over three years from the end of the financial year in which the project/activity was started.*

CSR Activities during FY2026 were in the areas of healthcare, environment & ecology projects like water conservation, forest and plantation, livelihood and community development.

The following table sets forth, for the periods indicated, the details related to Section 135(5) and 135(6) of the Companies Act, 2013, with the following details:

(₹ million)

Year	In case of S. 135(5) unspent amount					
	Opening Balance	Amount deposited in specified fund of Schedule VII within 6 months	Amount required to be spent during the year	Amount spent during the year[1,2]	Closing balance[2]	Amount transferred/ proposed to be transferred to unspent CSR account for the year[1]
FY2025	1,500.0	-	9,508.2	5,891.4	3,616.8	2,740.0
FY2026	3,616.8	-	13,557.4	9,738.4	3,819.0	1,161.0

1. *The Bank transferred an additional amount of ₹ 0.9 million in FY2026 and ₹ 3.0 million in FY2025 to the Unspent CSR Account compared to the actual shortfall.*

2. *Includes the amount utilised from Unspent CSR Account. Out of ₹ 879.8 million in the Unspent CSR Account for FY2024, ₹ 717.9 million was spent and out of ₹ 2,740.0 million in the Unspent CSR Account for FY2025, ₹ 240.0 million was spent, during the year ended March 31, 2026.*

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

(₹ million)

| Year | In case of S. 135(5) Excess amount spent | | | |
	Opening Balance[1] (B)	Amount required to be spent during the year (C=A-B)	Amount spent during the year[2,3] (D)	Closing balance (D-C)
FY2025	16.1	8,008.2	8,011.2	3.0
FY2026	-	9,940.6	9,941.5	0.9

1. During the year ended March 31, 2025, the amount spent in excess of the requirement was ₹ 3.0 million. This was accounted for in the same year and was not set-off from the obligation for year ended March 31, 2026.

2. Includes amount transferred to the Unspent CSR Account for the year

3. Excludes the amount utilised from Unspent CSR Account(s) for FY2024 and FY2025. Out of ₹ 879.8 million in the Unspent CSR Account for FY2024, ₹ 717.9 million was spent and out of ₹ 2,740.0 million in the Unspent CSR Account for FY2025, ₹ 240.0 million was spent during the year ended March 31, 2026.

₹ in million

| Year | In case of S. 135(6) (Ongoing Project) (to be given year-wise) | | | | | | |
| | Opening balance | | Amount required to be spent during the year | Amount spent during the year | | Closing Balance | |
	With company	In Separate CSR Unspent A/c (refer Unspent CSR amount table)		From Company's bank A/c	From Separate CSR Unspent A/c	With Company	In Separate CSR Unspent A/c
FY2025	-	1,500.0	9,508.2	5,271.2	620.2	2,737.0	879.8
FY2026	-	3,616.8	13,557.4	8,780.5	957.9	1,160.1	2,658.9

The following table sets forth, for the periods indicated, the details of movement in provision pertaining to CSR related activities.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening balance of provision	**2,740.4**	1,504.0
Add: Provision for expenses during the year	**1,161.0**	2,740.4
Less: payment out of opening balance	**(2,740.4)[1]**	(1,504.0)
Closing balance	**1,161.0**	2,740.4

1. For the year ended March 31, 2025, out of the amount (closing balance), as required under the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021, ₹ 2,740.0 million budgeted in FY2025 for ongoing project was transferred to the Unspent CSR Account in April, 2025. Balance ₹ 0.4 million pertains to provision made for CSR expenses of FY2025 and paid during the year ending March 31, 2026.

56. Green deposits

The Bank has not yet offered green deposits to its customers.


SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

57. Disclosure of customer complaints

The following table sets forth, for the periods indicated, the movement of complaints received by the Bank from its customers.

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
a. No. of complaints pending at the beginning of the year	45,161	22,539
b. No. of complaints received during the year	559,221	534,644
c. No. of complaints disposed during the year	587,517	512,022
3 a. Of which, number of complaints rejected by the Bank	172,887	170,118
d. No. of complaints pending at the end of the year	16,865	45,161

1. Complaints do not include complaints redressed by the Bank within one working day.

The following table sets forth, for the periods indicated, the summary of overall complaints.

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
(A) Total number of complaints	756,926	700,542
(B) Complaints redressed by the Bank within one working day	197,705	165,898
(C) Net reported complaints (A-B)	559,221	534,644

The following table sets forth, for the periods indicated, the details of maintainable complaints received.

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
i. Number of maintainable complaints received by the Bank from Office of Banking Ombudsmans (OBOs)[1]	15,782	12,720
Of (i), number of complaints resolved in favour of the Bank by Banking Ombudsmans (BOs)	8,078	6,757
Of (i), number of complaints resolved through conciliation/ mediation/advisories issued by BOs	7,704	5,963
Of (i), number of complaints resolved after passing of Awards by BOs against the Bank	-	-
ii. Number of Awards unimplemented within the stipulated time (other than those appealed)	-	-

1. Maintainable complaints are as per data received from RBI.

2. Maintainable complaints for the year ended March 31, 2025 revised to 12,791 from 12,720 basis the final confirmation received from RBI .

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

The following table sets forth, top five grounds of complaints received by the Bank from customers for the year ended March 31, 2026.

Grounds of complaints	No. of complaints pending at the beginning of the year	No. of complaints received during the year	% increase/ (decrease) in the no. of complaints received over previous year	No. of complaints pending at the end of the year	Of 5, No. of complaints pending beyond 30 days
1	2	3	4	5	6
Credit Cards	22,514	179,269	(0.4)%	5,643	1,321
Internet/Mobile/ Electronic Banking	8,014	98,060	(3.3)%	5,362	1,851
ATM/Debit Cards	3,371	72,923	(18.5)%	1,770	201
Loans and advances	2,335	32,148	6.2%	647	68
Account opening / difficulty in operation of accounts	1,900	52,613	47.1%	616	16
Others	7,027	124,208	27.1%	2,827	186
Total	**45,161**	**559,221**	**4.6%**	**16,865**	**3,643**

The following table sets forth, top five grounds of complaints received by the Bank from customers for the year ended March 31, 2025.

Grounds of complaints	No. of complaints pending at the beginning of the year	No. of complaints received during the year	% increase/ (decrease) in the no. of complaints received over previous year	No. of complaints pending at the end of the year	Of 5, No. of complaints pending beyond 30 days
1	2	3	4	5	6
Credit Cards	8,557	180,008	38.8%	22,514	10,320
Internet/Mobile/ Electronic Banking	10,607	101,389	24.7%	8,014	2,237
ATM/Debit Cards	1,025	89,517	25.8%	3,371	1,373
Loans and advances	308	30,262	164.9%	2,335	546
Account opening/ difficulty in operation of accounts	329	35,774	262.1%	1,900	322
Others	1,713	97,694	128.1%	7,027	1,352
Total	**22,539**	**534,644**	**54.4%**	**45,161**	**16,150**



SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

58. Drawdown from reserves

The Bank has not drawn any amount from reserves during the year ended March 31, 2026 (year ended March 31, 2025: Nil).

59. Investor Education and Protection Fund

The unclaimed dividend amount, due for transfer to the Investor Education and Protection Fund (IEPF) during the year ended March 31, 2026 and March 31, 2025, has been transferred without any delay.

60. Implementation of IFRS converged Indian Accounting Standards

In January 2016, the Ministry of Corporate Affairs issued the roadmap for implementation of new Indian Accounting Standards (Ind AS), converged with International Financial Reporting Standards (IFRS), for scheduled commercial banks, insurance companies and non-banking financial companies (NBFCs). However, currently the implementation of Ind AS for banks has been deferred by RBI till further notice pending the consideration of some recommended legislative amendments by the Government of India. The Bank is in an advanced stage of preparedness for implementation of Ind AS, as and when these are made applicable to the Indian banks. Further, any new regulatory guidelines and clarifications in some critical areas of Ind AS application are suitably incorporated in its implementation.

During FY2024, the Reserve Bank of India (RBI) issued a master direction on classification, valuation and operation of investment portfolio of commercial banks (Directions), 2023, which became effective from April 1, 2024. The revised master direction brings the classification and accounting of investments closer to Ind AS. The Bank has implemented the required changes as per the master direction with effect from April 1, 2024. Further, during FY2026, the Reserve Bank of India published a draft direction 'Scheduled Commercial Banks & All India Financial Institutions - Asset Classification, Provisioning and Income Recognition Directions, 2025'. These draft directions propose to replace the incurred-loss-based provisioning framework with the Expected Credit Loss (ECL) framework of provisioning, with prudential floors. These directions are proposed to be made effective from April 1, 2027. The final guidelines are awaited.

61. Disclosure on lending and borrowing activities

The Bank, as part of its normal banking business, grants loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other entities and persons. These transactions are part of Bank's normal banking business, which is conducted ensuring adherence to all regulatory requirements.

Other than the transactions described above, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank to or in any other persons or entities, including foreign entities ("Intermediaries") with the understanding, whether recorded in writing or otherwise, that the Intermediary shall lend or invest in party identified by or on behalf of the Bank (Ultimate Beneficiaries). The Bank has also not received any fund from any parties (Funding Party) with the understanding that the Bank shall whether, directly or indirectly lend or invest in other persons or entities identified by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security, or the like on behalf of the Ultimate Beneficiaries.

STANDALONE FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Standalone Accounts *(Contd.)*

62. Comparative Figures

Figures of the previous year have been re-grouped wherever necessary to conform to the current year presentation.

Signatures to Schedules 1 to 18

As per our Report of even date.   For and on behalf of the Board of Directors

For B S R & Co. LLP	**Pradeep Kumar Sinha**	**S. Madhavan**	**Sandeep Bakhshi**
Chartered Accountants	Chairperson	Director	Managing Director & CEO
ICAI Firm Registration no.:	DIN-00145126	DIN-06451889	DIN-00109206
101248W/W-100022	Gurugram		

Ashwin Suvarna	**Rakesh Jha**	**Sandeep Batra**	**Ajay Kumar Gupta**
Partner	Executive Director	Executive Director	Executive Director
Membership no.: 109503	DIN-00042075	DIN-03620913	DIN-07580795

For C N K & Associates LLP	**Anindya Banerjee**	**Prachiti Lalingkar**	**Laxminarayan Achar**
Chartered Accountants	Group Chief Financial Officer	Company Secretary	Chief Accountant
ICAI Firm Registration no.:			
101961W/W-100036			

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 18, 2026



INDEPENDENT AUDITOR'S REPORT

To the Members of **ICICI Bank Limited**

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of ICICI Bank Limited (hereinafter referred to as "the Bank") and its subsidiaries (the Bank and its subsidiaries together referred to as "the Group") and its associates, which comprise the consolidated balance sheet as at 31 March 2026, the consolidated profit and loss account and consolidated cash flow statement for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information (hereinafter referred to as "the consolidated financial statements").

In our opinion and to the best of our information and according to the explanations given to us, and based on the consideration of reports of the other auditors on separate / consolidated financial statements / financial information of such subsidiaries and associates as were audited by the other auditors, the aforesaid consolidated financial statements give the information required by the Banking Regulation Act, 1949, as well as the Companies Act, 2013 ("Act") in the manner so required for banking companies and give a true and fair view in conformity with the accounting principles generally accepted in India of the consolidated state of affairs of the Group and its associates as at 31 March 2026, of its consolidated profit and its consolidated cash flows for the year then ended.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under Section 143(10) of the Act. Our responsibilities under those SAs are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Group and its associates in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in terms of the Code of Ethics issued by the Institute of Chartered Accountants of India and the relevant provisions of the Act and the Rules thereunder, Banking Regulation Act, 1949 and applicable circulars, directions and guidelines issued by the Reserve Bank of India ('RBI') from time to time, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence obtained by us along with the consideration of reports of the other auditors referred to in paragraph (a) of the "Other Matters" section below, is sufficient and appropriate to provide a basis for our opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment and based on the consideration of reports of other auditors on separate / consolidated financial statements of components audited by them, were of most significance in our audit of the consolidated financial statements for the year ended 31 March 2026. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
Identification and provisioning of non-performing advances (NPA):	
Total Loans and Advances (Net of Provision) as at 31 March 2026: ₹ 15,538,929,484 (in '000s)	
Provision for NPA as at 31 March 2026: ₹ 171,189,100 (in '000s)	
[Refer Schedule 9 and Schedule 17.3]	
The Bank is required to comply with Master Circular "Prudential Norms on Income Recognition and Asset Classification and Provisioning" pertaining to Advances issued by the RBI ("IRAC norms"). IRAC norms lays down rules for identification and asset classification of non-performing advances ("NPA") and the minimum provision required for such advances. The Bank uses data from its various Loan Management System (LMS) for identification and asset classification of NPA, as well as for computing provision on NPA. The provision on identified NPA is estimated based on ageing, classification of NPAs, recovery estimates, nature of loan product, value of security and other qualitative factors. The provision on identified NPA is also subject to the minimum provisioning norms specified by the RBI and approved policy of the Bank. The Bank is also expected to apply its judgement to identify NPA and determine provisions required towards NPA by applying quantitative factors (including days past due, collateral erosion, out of order status) and qualitative factors (including stress and liquidity concerns). Since the identification of NPAs and provisioning for advances involves judgement and estimation, and its significance to the Bank's financial statements, we have ascertained identification and provisioning of NPAs as a key audit matter.	Our key audit procedures included: Design and operating effectiveness of controls ➢ Obtained an understanding of Bank's policy and process on identification of NPAs and provisioning, including the systems and controls implemented in this regard and its compliance with IRAC norms. ➢ Tested the design, implementation and operating effectiveness of key controls over identification of NPA on days past due basis, identification of NPA based on qualitative factors (including monitoring of credit quality, monitoring of overdue accounts, stressed accounts, and restructured accounts), measurement of provision for NPA (including on restructured advances), collateral valuation and assessing the reliability of information used by the Bank, such as overdue reports. ➢ For loans, tested the design, implementation and operating effectiveness of key controls over monitoring of the credits of borrowers, empanelment of valuers and valuation of the collateral securities for NPAs. Tested the review controls over the identification of impaired accounts. ➢ Ascertained the governance process for computation of provision for NPAs to examine and test if the provisioning is in line with the Board approved policy and IRAC norms. Involved our information system specialist for testing IT general controls and application controls over identification and provision for NPAs, on relevant IT systems. These have been elaborated in Key audit matters of Information technology (IT) system and controls.



INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
	Substantive tests ➢ For selected sample borrowers, tested their asset classification and provision amount based on quantitative and qualitative factors. ➢ Corporate loans classified as standard but exhibiting some indicators of impairment, we independently assessed and challenged management on their classification and the need for provisioning. ➢ Tested computation of year end NPA provisions, including provisions on restructured loans to evaluate the same is in compliance with the IRAC norms.
Information Technology (IT) system and controls The Bank's key financial accounting and reporting processes are highly dependent on information systems including automated controls, resulting in a risk of gaps in the IT control environment which could result in the financial accounting and reporting records being misstated. Adequate IT general controls and application controls are necessary for obtaining accurate, consistent and reliable information for financial reporting. We have identified 'IT systems and automated controls' as key audit matter because of the high level of automation, quantum of systems being used by the Bank and the relative complexity of the IT architecture.	In assessing the controls over the IT systems of the Bank, we involved our technology specialists to obtain an understanding of the IT architecture which includes IT environment, IT infrastructure and IT systems. We evaluated and tested relevant IT general controls and IT application controls of the in-scope IT systems identified as relevant for our audit of the financial statements and financial reporting process of the Bank. On such in-scope IT systems, we have tested key IT general controls with respect to the following domains: Program change management which includes controls designed for movement of program changes to the production environment as per defined procedures and restriction over developers and production personnel from accessing to change applications, the operating system or databases in the production environment. ➢ User access management which includes controls for granting access rights, new user creation, removal of user rights, periodic access assessment, preventive controls of segregation of duties, password management and privilege access to authorized personnel. ➢ Program development, which includes controls over IT application development or implementation and related infrastructure, which are relied upon for financial reporting. We also reviewed the User Acceptance Testing (UAT) performed to assess system readiness and data integrity. ➢ IT operations, which includes controls for job scheduling, monitoring, backup and recovery.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
	Evaluated the design and tested the operating effectiveness of relevant key IT controls within key business processes, including testing of automated controls, automated computations / accounting procedures, interfaces, segregation of duties and system generated reports, wherever applicable. Tested a combination of compensating controls or remediated controls and / or performed alternative audit procedures, where necessary.
The statutory joint auditors of **ICICI Prudential Life Insurance Company Limited ('IPRU')**, a subsidiary of the Bank, vide their report dated 14 April 2026, have reported a key audit matter on Information Technology ('IT') systems and controls related to financial reporting process. The Company is highly dependent on its complex IT infrastructure comprising hardware, software, multiple applications, automated interfaces and controls in systems for recording, storing and reporting of financial transactions. The Company's key financial accounting and reporting processes such as premium income, commission, benefits paid, investments amongst others are highly dependent on IT systems including automated controls, to process and record large volume of transactions on daily basis as part of its operations, such that there exists a risk that gaps in the IT control environment could result in the financial accounting and reporting records being materially misstated. Due to the pervasive nature, complexity and importance of the impact of the IT systems and related control environment on the Company's financial statements, we have identified testing of such IT systems and related control environment as a key audit matter for the current year audit.	During the course of their audit, the joint statutory auditors of IPRU performed the following procedures and have reported as below: ➢ Involved IT specialists in assessment of the IT systems and controls with respect to the standalone financial statements, which included, but were not limited to the following: ➢ Obtained an understanding of the Company's General IT Control (GITC) over key financial accounting and reporting systems, and supporting control system (referred to as "in-scope systems"); ➢ On the in-scope systems, tested the design and operating effectiveness of key IT general controls. This included evaluation of entity's controls to ensure segregation of duties and access rights are based on duly approved requests, access for exit cases being revoked in a timely manner and access of all users being re-certified during the period of audit, evaluation of password policies. Further, controls related to program change were evaluated to verify whether the changes were approved, tested in an environment that was segregated from production and moved to production by appropriate users; ➢ Evaluated the design and tested the operating effectiveness for the audit period over the in-scope systems around system interfaces, reconciliations and system processing relevant to the audit of premium income, commission expense, benefits paid and investments, for evaluating completeness and accuracy;



INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
	➤ Evaluated policies and strategies adopted by the Company in relation to security of key information infrastructure, data and client information management and monitoring; ➤ Where deficiencies, if any, were identified, tested compensating controls or performed alternative procedures; and ➤ Obtained written representations from management on whether IT general controls and automated IT controls are designed and were operating effectively during the year.
The statutory joint auditors of **IPRU**, a subsidiary of the Bank, vide their report dated 15 April 2026, have reported a key audit matter on Valuation and Impairment determination of Investments relating to ICICI Prudential Life Insurance Company Limited 31 March 2026: ₹ 3,080,794,900 (in '000s) (31 March 2025: ₹ 3,039,936,100 (in '000s)) * *(Refer Schedule 8, Schedule 17(2))* *the amounts relating to ICICI Prudential Life Insurance Company Limited are before consolidation adjustments including intercompany eliminations, if any.* The Company's investment portfolio consists of Policyholders investments (unit linked and non-linked) and Shareholders investments, Total investment portfolio represents around 99% of the Company's total assets as at 31 March 2026. Investments are valued in accordance with the Board approved investment policy framed by the Company as per the provisions of the Insurance Act, the IRDAI (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024 and the applicable orders/directions/circulars issued by the IRDAI Investments in unit linked portfolio of ₹ 15,105,238 lakhs are valued based on observable inputs as per their accounting policy and gains/losses are recognized in Standalone Revenue Account. These unit linked portfolio investments do not represent higher risk of material misstatement however, are considered to be a key audit matter due to their materiality to the Standalone Financial Statements.	During the course of their audit, the joint statutory auditors of IPRU performed the following procedures and have reported as below: Audit procedures for this area included but were not limited to the following: ➤ Obtained an understanding of the Company's process and controls over the valuation of investments. The understanding was obtained by performance of walkthroughs, which included inspection of documents produced by the Company and discussion with those involved in the pertinent process; ➤ Evaluated and tested the design, implementation and operating effectiveness of key controls over the valuation process, including the Company's assessment and approval of assumptions used for the valuation including key authorization and data input controls thereof; ➤ Obtained independent external confirmations for investments as at balance sheet date from the Custodians and Depository Participants appointed by the Company to confirm the units of securities for the purpose of valuation re-computation; ➤ On a test check basis, recomputed valuation of different class of investments to assess appropriateness of valuation methodologies with reference to the IRDAI Regulations along with the Company's Board approved valuation policy;

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
Investments in non-linked and shareholders portfolio of ₹ 15,702,711 lakhs are valued as per their accounting policy, based on which: ➢ the unrealized gains/losses arising due to changes in fair value of listed equity shares and mutual fund units are recorded in the "Fair Value Change Account" in the Standalone Balance Sheet; and ➢ debt securities and unlisted equity shares are valued at historical cost. Further, investments in the non-linked and shareholders portfolio are assessed for impairment is as per the Company's investment policy which involves significant management judgement. There is increased economic stress on account of external factors, which may impact the valuation of these investments. Accordingly, valuation of investments (including impairment assessment) was considered to be one of the areas which required significant auditor attention and was one of the matter of most significance in the Standalone Financial Statements.	➢ Examined movement and appropriateness of accounting in Fair Value Change account for specific investments. Further, in case of revaluation done for investment properties, examined the underlying valuation report for valuation for testing the reasonableness and also recomputed the movement in "Revaluation reserve"; ➢ Ensured the appropriateness and reasonableness of methodology, assumptions and judgements used by management with reference to the valuation and impairment of investments as per the Company's Board approved valuation and impairment policy. Obtained third party valuation price reports as per the Company's policy as relevant and understood such methodology to conclude on the reasonableness; and ➢ Obtained written representations from management on compliance of valuation of investments with the regulations and adequacy of impairment recorded for the year.
The statutory joint auditors of **ICICI Lombard General Insurance Company Limited ('ILGIC')**, a subsidiary of the Bank, vide their report dated 15 April 2026, have reported a key audit matter on Information Technology ('IT') systems and controls impacting financial controls. The Company is highly dependent on its complex IT architecture comprising hardware, software, multiple applications, automated interfaces and controls in systems for recording, storing and reporting financial transactions. A number of independent and interdependent IT systems are used by the Company for processing and recording the large volume of transactions on daily basis as part of its operations, which impacts key financial accounting and reporting items such as premium income, claims, commission expenses and investments amongst others. There exists a risk that, gaps in the IT control environment could result in the financial accounting and reporting records being materially misstated.	During the course of their audit, the joint statutory auditors of ILGIC performed the following procedures and have reported as below: Involved IT specialists to perform procedures which included, but were not limited to the following: ➢ Obtained an understanding of the Company's IT related control environment, IT applications and databases. Furthermore, we conducted a risk assessment and identified IT applications and databases that are relevant for the Company's financial reporting. ➢ For the IT systems relevant to reporting of financial information, tested design and operative effectiveness of key internal controls over the IT general controls that are critical to financial reporting. This included evaluation of entity's controls to ensure segregation of duties and access rights being provisioned / modified based on duly approved requests, access for exit cases being revoked in a timely manner and access of all users being re-certified during the period of audit.



Key Audit Matter	How the matter was addressed in our audit
The controls implemented by the Company in its IT environment determine integrity, accuracy, completeness, and the validity of the data that is processed by the applications and is ultimately used for financial reporting. These controls contribute to mitigating risk of potential misstatements caused by fraud or errors. Our audit approach relies on automated controls and therefore, procedures are designed to test controls over IT systems, segregation of duties, interface and system application controls over key financial accounting and reporting systems. Due to, complexity and pervasive impact of the IT systems and related control environment on the Company's financial statements, we have identified testing of such IT systems and related control environment as a key audit matter for the current year audit.	Further, controls related to program change were evaluated to verify whether the changes were approved, tested in an environment that segregated from production and moved to production by appropriate users. Where deficiencies were identified, tested compensating controls and / or performed additional substantive audit procedures as required to mitigate any risk of material misstatement with respect to related financial statement line item. ➢ Evaluated the design and tested the operating effectiveness of critical and key automated controls with various business process around the software systems. This included testing the integrity of systems interfaces, report logic for system generated reports relevant to the audit of premium income, commission expense, claims and investments, for evaluating completeness and accuracy. ➢ Reviewed the Information System Audit Reports and Key audit findings of Internal Audit to assess the impact of observations and management's response if any on financial reporting. ➢ Obtained written representations from management on whether IT general controls and automated IT controls are designed and operated effectively during the year.
The statutory joint auditors of **ILGIC**, a subsidiary of the Bank, vide their report dated 15 April 2026, have reported a key audit matter on Investments. The Company's investment portfolio consists of policyholders' investments and shareholders' investments. Total investment portfolio represents 77% of the assets as at 31 March 2026 which are valued in accordance with the accounting policy framed as per the extant regulatory guidelines. The valuation of all investments is as per the investment policy framed by the Company as per the requirements contained in the IRDAI Financial Statements Regulations. The valuation methodology specified in these aforesaid regulations is applied by the Company for each class of investment which includes various measurement techniques such as amortised cost, fair value etc., as further described in note to the accompanying financial statements.	During the course of their audit, the joint statutory auditors of ILGIC limited performed the following procedures and have reported as below: ➢ Understood Company's process and controls to ensure proper investments valuation and impairment process. ➢ Tested the design, implementation, management oversight and operating effectiveness of key controls over the valuation process of investments including impairment. ➢ Obtained independent external confirmations for investments as at balance sheet date from the Custodians and Depository Participants appointed by the Company to confirm the units of securities for the purpose of valuation re-computation.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
The Company has a policy framework for Valuation and impairment of Investments. The Company performs an impairment review of its investments at each balance sheet date and recognizes impairment charge when the investments meet the trigger/s for impairment provision as per the criteria set out in the investment policy of the Company. Such an assessment of impairment involves significant management judgement. The valuation of these investments was considered one of the matters of material significance in the financial statements due to the materiality of the total value of investments to the financial statements and thereby identified as a key audit matter for current year audit.	➢ On a test check basis, recomputed valuation of different class of investments to assess appropriateness of the valuation methodologies with reference to IRDAI Investment Regulations along with Company's own investment policy. ➢ Examined movement and appropriateness of accounting in Fair Value Change Account for specific investments. ➢ Reviewed the Company's impairment policy and assessed the adequacy of its impairment charge on investments outstanding at the year end. ➢ Examined the rating downgrades by credit rating agencies and assessed the adequacy of impairments to various investments. ➢ Evaluated appropriateness and reasonableness of methodology, assumptions and judgements used by management with reference to the Company's investment valuation and impairment assessment as per policy. ➢ Obtained written representations from management on compliance of valuation of investments with the regulations and adequacy of impairment recorded for the year.
The statutory joint auditors of **ICICI Securities Primary Dealership Limited (ISECPD)**, a subsidiary of the Bank, vide their report dated 14 April 2026, have reported a key audit matter on Information Technology (IT) systems and controls. The Company's operational and financial reporting process are fundamentally reliant on IT systems and IT controls due to large volume of transactions being processed daily. The Company uses SAP application as for overall financial reporting which is interfaced with other systems that process the transactions, which impacts significant account balances. The Company relies on automated accounting procedures and controls for recording of its transactions. This includes IT governance, general IT control over access and change management. Automated accounting procedures and controls are required to be designed and to be operated effectively to ensure accurate financial reporting.	During the course of their audit, the joint statutory auditors of ISECPD performed the following procedures and have reported as below: ➢ Obtained an understanding and conducted a risk assessment of the entity's IT infrastructure, databases, operating systems and applications relevant to financial reporting, in particular. ➢ Obtained an understanding of the entity's IT environment and key changes if any during the audit period that may be relevant to the audit. ➢ Tested the design and operating effectiveness of IT access controls, including audit trail, over the information systems that are relevant to financial reporting and relevant interfaces, configuration and other identified application controls.



INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
Therefore, due to the pervasive nature and complexity of IT environment, assessment of IT general and IT application controls specific to accounting and preparation of financial information is considered to be a key audit matter.	➢ Tested IT general controls (logical access, change management and aspects of IT operational controls). This included evaluation of entity's controls to ensure segregation of duties and access rights being provisioned / modified based on duly approved requests, access for exit cases being revoked in a timely manner and access of all users being re-certified during the period of audit. Further, controls related to program change were evaluated to verify whether the changes were approved. ➢ Assessed whether controls have remained unchanged during the year or were changed after considering the controls around change management process.
The statutory joint auditors of **ISECPD**, a subsidiary of the Bank, vide their report dated 14 April 2026, have reported a key audit matter on Valuation of Financial Instruments. Financial instruments held by the Company at fair value include derivative assets and liabilities, trading securities, certain debt instruments and other assets and liabilities designated at fair value. Identified assessing the fair value of financial instruments of trading securities and derivatives assets and liabilities as a key audit matter because of the financial significance to the Company and the nature of underlying products and estimates involved to determine fair value. The valuation of the Company's financial instruments, held at fair value, is based on a combination of market data and valuation models which often require considerable inputs. Many of these inputs are obtained from readily available market data, in particular for level 1 and level 2 financial instruments in the fair value hierarchy, the valuation techniques use quoted market prices and observable inputs, respectively. Where such observable data is not readily available as in the case of level 3 financial instruments, fair value is based on management's estimates and judgement.	During the course of their audit, the joint statutory auditors of ISECPD performed the following procedures and have reported as below: ➢ Assessed the design, implementation and operating effectiveness of management's key internal controls over the valuation process and inputs of financial instruments including derivatives. ➢ Tested access rights and change management controls for key systems. ➢ Tested the governance and approval controls, such as management review and approval of the valuation models. ➢ Re-performed the valuation of 'level 1', 'level 2' and 'level 3' trading securities, which are primarily government and corporate debt securities, by comparing the observable inputs, including quoted prices, to independently sourced market data. ➢ We have reviewed the related disclosures in the financial statements as required by the relevant accounting standards.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Key Audit Matter	How the matter was addressed in our audit
The statutory joint auditors of **ICICI Home Finance Company (ICICI HFC)**, a subsidiary of the Bank, vide their report dated 13 April 2026, have reported a key audit matter on Information Technology (IT) systems and controls. The Company is dependent on its Information Technology ("IT") systems due to the significant number of transactions that are processed daily across such multiple and discrete IT systems. Also, IT application controls are critical to ensure that changes to applications and underlying data are made in an appropriate manner and under controlled environments. Appropriate controls contribute to mitigating the risk of potential fraud or errors as a result of changes to applications and data. On account of the pervasive use of its IT systems, the testing of the general computer controls (i.e. user access management, segregation of duties and controls over system change) of the key IT systems used in financial reporting was considered to be a key audit matter.	During the course of their audit, the joint statutory auditors of ICICI HFC performed the following procedures and have reported as below: ➤ With the assistance of IT specialists, obtained an understanding of the Company's IT applications, databases and operating systems relevant to financial reporting and the control environment. For these elements of the IT infrastructure the areas of our focus included access security (including controls over privileged access), program change controls and segregation of duties. ➤ In particular, tested the design, implementation and operating effectiveness of the Company's general IT controls over the key IT systems relevant to financial reporting. This included evaluation of Company's controls over segregation of duties and access rights being provisioned / modified based on duly approved requests, access for exit cases being revoked in a timely manner and access of all users being re-certified during the period of audit.

The Statutory Joint Auditor of **ICICI Securities Limited (ISEC)**, a subsidiary of the Bank, vide their report dated 14 April 2026, have reported a key audit matter on Information Technology (IT) systems and controls.
 	
Company's key financial accounting and reporting processes are highly dependent on the automated controls implemented in IT systems, such that, if there exists a risk that gaps in the IT control environment, then it could result in the financial accounting and reporting records being materially misstated. The Company uses 'SAP system' as the general ledger for its overall financial reporting and this system is interfaced with other systems that process transactions related to investment banking income, broking income, investments, loans, expenses, cash and bank, payroll, borrowings and others. We have identified 'IT systems and control' as Key audit matter, since for the primary business segment (broking and commission income), the Company relies on automated processes and controls for recording of income.
	During the course of their audit, the statutory auditors of ISEC performed the following procedures and have reported as below:
	
	➤ Performed testing of the design of general IT Controls (GITCs) for the audit period which included controls over access to program and data, program changes, system changes, program development, computer operations (job processing, data backup, system backup, incident management) over financial accounting and reporting systems and related IT systems (referred to as 'in-scope systems').
	
	➤ Tested the operating effectiveness of GITCs for the audit period over the in-scope systems as follows:
	  ➤ User access creation, modification and revocation access
	  ➤ User access review process
	  ➤ Segregation of duties
	  ➤ Password policies
	  ➤ Application change management procedures
	  ➤ Computer Operations process (automated jobs)


Key Audit Matter	How the matter was addressed in our audit
	➢ Obtained understanding of IT application controls for the audit period for significant accounts, tested interfaces, reports, reconciliations and system processing for significant accounts determined by us during our risk assessment. We tested the change management controls to determine whether standard process was followed.
	➢ Obtained understanding of IT infrastructure layers supporting the in-scope systems i.e., operating systems and databases and tested general IT controls for such layers where relevant to operation of the IT automated controls.
	➢ Obtained understanding of Cybersecurity Risk Management Framework followed by the entity for information assets, including information, applications systems, databases, networks and data storage systems.
	➢ Performed audit procedures to ensure that data backup is maintained on daily basis and the same is available in India as prescribed under regulatory requirements.
	➢ Performed audit procedures to ensure that audit trail log has been maintained by client on applications which are used for maintaining its books of account.

Other Information

The Bank's Management and the Board of Directors are responsible for the other information. The other information comprises the information included in the Bank's annual report but does not include the financial statements and auditor's report thereon. The annual report is expected to be made available to us after the date of this auditor's report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the annual report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance and take necessary actions, as applicable under the relevant laws and regulations.

Management's and Board of Directors' Responsibilities for the Consolidated Financial Statements

The Bank's Management and the Board of Directors are responsible for the preparation and presentation of these consolidated financial statements in terms of the requirements of the Act that give a true and fair view of the consolidated state of affairs, the consolidated profit/loss and the consolidated cash flows of the Group and its associates in accordance

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Act, the provisions of Section 29 of the Banking Regulations Act, 1949 and applicable circulars, directions and guidelines issued by the RBI from time to time and IRDAI guidelines. The respective Management and the Board of Directors of the companies included in the Group and of its associates are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act, Banking Regulation Act, 1949 and applicable circulars, directions and guidelines issued by the RBI from time to time and IRDAI guidelines, for safeguarding the assets of each company and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Management and the Board of Directors of the Bank, as aforesaid.

In preparing the consolidated financial statements, the respective Management and the Board of Directors of the companies included in the Group and of its associates are responsible for assessing the ability of each company to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group and of its associates are responsible for overseeing the financial reporting process of each company.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Group has adequate internal financial controls over financial reporting with reference to consolidated financial statements in place and the operating effectiveness of such controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management and the Board of Directors.

- Conclude on the appropriateness of Management and the Board of Directors use of the going concern basis of accounting in preparation of consolidated financial statements and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the appropriateness of this assumption. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to



INDEPENDENT AUDITOR'S REPORT *(Contd.)*

modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group and its associates to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial statements / information of such entities or business activities within the Group and its associates to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of financial statements of the Bank included in the consolidated financial statements of which we are the independent auditors. For the other entities included in the consolidated financial statements, which have been audited by other auditors, such other auditors remain responsible for the direction, supervision and performance of the audits carried out by them. We remain responsible for our audit opinion. Our responsibilities in this regard are further described in paragraph (a) of the section titled "Other Matters" in this audit report.

We communicate with those charged with governance of the Bank and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matters

a) We did not audit the financial statements / financial information of 11 subsidiaries, whose financial statements / financial information reflect total assets (before consolidation adjustments) of ₹ 4,634,133,153 (in '000) as at 31 March 2026, total revenues (before consolidation adjustments) of ₹ 1,084,734,273 (in '000), total net profit after tax (before consolidation adjustments) of ₹ 89,407,008 (in '000) and net cash inflows (before consolidation adjustments) amounting to ₹ 44,759,601 (in '000) for the year ended on that date, as considered in the consolidated financial statements. The consolidated financial statements also include the Group's share of net profit of ₹ 2,598,304 (in '000) for the year ended 31 March 2026, in respect of one associate, whose financial statements / financial information have not been audited by us. These financial statements / financial information have been audited by other auditors whose reports have been furnished to us by the Management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, and our report in terms of sub-section (3) of Section 143 of the Act, in so far as it relates to the aforesaid subsidiaries and associates is based solely on the reports of the other auditors.

Our opinion is not modified in respect of this matter.

Further, 4 subsidiaries whose financial information reflects total assets (before consolidation adjustments) of ₹ 350,530,321 (in '000) as at 31 March 2026, total revenues (before consolidation adjustments) of ₹ 58,833,077 (in '000), total net profit after tax (before consolidation adjustments) of ₹ 17,076,363 (in '000) and net cash inflows (before consolidation adjustments) amounting to ₹ 35,036,650 (in '000) for the year ended on that date, as considered

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

in the consolidated financial statements has been audited by one of the auditors of the Bank and our opinion on the consolidated financial statements in so far as it relates to the amounts and disclosures included in respect of these subsidiaries, is based solely on the report issued by the said auditor of the subsidiaries.

Our opinion is not modified in respect of this matter.

b) The financial statements / financial information of 3 subsidiaries, whose financial statements / financial information reflect total assets (before consolidation adjustments) of ₹ 610,172,671 (in '000) as at 31 March 2026, total revenues (before consolidation adjustments) of ₹ 28,250,666 (in '000), total net profit after tax (before consolidation adjustments) of ₹ 3,821,615 (in '000) and net cash outflows (before consolidation adjustments) amounting to ₹ 3,760,030 (in '000) for the year ended on that date, as considered in the consolidated financial statements, have not been audited either by us or by other auditors. The consolidated financial statements also include the Group's share of net profit of ₹ 30,261 (in '000) for the year ended 31 March 2026, as considered in the consolidated financial statements, in respect of 5 associates, whose financial statements / financial information have not been audited by us or by other auditors. These unaudited financial statements / financial information have been furnished to us by the Management and our opinion on the consolidated financial statements, in so far as it relates to the amounts and disclosures included in respect of these subsidiaries and associates, and our report in terms of sub-section (3) of Section 143 of the Act in so far as it relates to the aforesaid subsidiaries and associates, is based solely on such unaudited financial statements / financial information. In our opinion and according to the information and explanations given to us by the Management, these financial statements / financial information are not material to the Group.

Our opinion is not modified in respect of this matter.

Our opinion on the consolidated financial statements, and our report on Other Legal and Regulatory Requirements below, is not modified in respect of the above matters with respect to our reliance on the work done and the reports of the other auditors and the financial statements / financial information certified by the Management.

c) The statutory auditors of ICICI Prudential Life Insurance Company Limited ('IPRU'), vide their audit report dated 14 April 2026 have expressed an unmodified opinion and have reported in the 'Other Matter' section that 'The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2026 is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists as at 31 March 2026 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the Authority. Accordingly, the joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists in the standalone financial statements of the Company'.

Our opinion is not modified in respect of this matter.

d) The statutory auditors of ICICI Lombard General Insurance Company Limited ('ILGIC'), vide their audit report dated 15 April 2026, have expressed an unmodified opinion and have reported in the 'Other Matter' section that, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported ('IBNR'), Incurred But Not Enough Reported ('IBNER') and the Premium Deficiency Reserve ('PDR') is the responsibility of the Company's Appointed Actuary (the 'Appointed Actuary'). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2026 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with IRDAI. The joint auditors have relied upon the Appointed Actuary's certificate in this regard for forming their opinion on the valuation of liabilities for outstanding claims reserves and the PDR contained exists in the financial statements of the Company'.

Our opinion is not modified in respect of this matter.



INDEPENDENT AUDITOR'S REPORT *(Contd.)*

Report on Other Legal and Regulatory Requirements

1. In our opinion, the Consolidated Balance Sheet and the Consolidated Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 and Section 133 of the Act.

2. As required by sub-section (3) of Section 30 of the Banking Regulation Act, 1949, we report that:

    a) We have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory.

    b) The transactions of the Bank which have come to our notice have been within the powers of the Bank.

    c) During the course of our audit of the Bank, we visited 100 branches to examine the records maintained at the branches and perform relevant audit procedures. Since the key operations of the Bank are automated with the key applications integrated to the core banking system, the audit is carried out centrally at the Bank's head office located in Mumbai, as all the necessary records and data required for the purposes of our audit are available therein. Hence, no returns are being called from the branch offices of the Bank.

    d) The consolidated profit and loss account for the year ended 31 March 2026 shows a true balance of the profits for the period covered by such account.

3. (A) As required by Section 143(3) of the Act, based on our audit and on the consideration of report / reports of the other auditors on consolidated / separate financial statements / financial information of such subsidiaries, and associates as were audited by other auditors, as noted in the 'Other Matters' paragraph, we report, to the extent applicable, that:

    a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

    b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books and the reports of the other auditors of the subsidiaries and associates incorporated in India.

    c) Reporting on the accounts of any branch office at the Bank is not applicable due to centralized banking system. Also refer paragraph 2(c) above in this regard.

    d) The consolidated balance sheet, the consolidated profit and loss account, and the consolidated cash flow statement dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

    e) In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under section 133 of the Act, to the extent they are not inconsistent with the applicable circulars, directions and guidelines issued by the RBI from time to time and IRDAI guidelines.

    f) On the basis of the written representations received from the directors of the Bank between 1 April, 2026 and 10 April, 2026, taken on record by the Board of Directors and the reports of the statutory auditors of its subsidiary companies and associate companies incorporated in India, none of the directors of the Group companies and its associate companies incorporated in India is disqualified as on 31 March 2026 from being appointed as a director in terms of Section 164(2) of the Act.

    g) With respect to the maintenance of accounts and other matters connected therewith, reference is made to our comments in paragraph 3(A)(b) above on reporting under Section 143(3)(b) and paragraph 3(A)(i)(vi) below on reporting under Rule 11(g) of the Rules, by us with respect to Bank and based on the reports and other communications of the statutory auditors of its subsidiary companies and its associates, incorporated in India.

INDEPENDENT AUDITOR'S REPORT *(Contd.)*

h) With respect to the adequacy of the internal financial controls over financial reporting with reference to financial statements of the Bank and its subsidiary companies and its associate companies incorporated in India and the operating effectiveness of such controls, refer to our separate Report in "Annexure A".

i) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditor's) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the reports of the other auditors on consolidated / separate financial statements / financial information of the subsidiaries and associates, as noted in the 'Other Matters' paragraph:

(i) The consolidated financial statements disclose the impact of pending litigations as at 31 March 2026 on the consolidated financial position of the Group and its associates. Refer schedule 12, 17(12) and 18(6) to the consolidated financial statements.

(ii) Provision has been made in the consolidated financial statements, as required under the applicable law or Accounting Standards, for material foreseeable losses, on long-term contracts including derivative contracts. Refer schedule 12, 17(12) and 18(6) to the consolidated financial statements in respect of such items as it relates to the Group and its associates.

(iii) There has been no delay in transferring amounts to the Investor Education and Protection Fund by the Bank and its subsidiary companies and associate companies incorporated in India during the year ended 31 March 2026.

(iv) (a) The respective managements of the Bank, its subsidiary companies and associate companies incorporated in India whose financial statements / financial information have been audited under the Act have represented to us and the other auditors of such subsidiary companies and associate companies respectively that, to the best of their knowledge and belief, other than as disclosed in the Schedule 18(17) to the consolidated financial statements, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank or any of such subsidiary companies and associate companies to or in any other person(s) or entity(ies), including foreign entities ("Intermediaries"), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Bank or any of such subsidiary companies and associate companies ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The respective managements of the Bank, its subsidiary companies and associate companies incorporated in India whose financial statements / financial information have been audited under the Act have represented to us and the other auditors of such subsidiary companies and associate companies respectively that, to the best of their knowledge and belief, other than as disclosed in the Schedule 18(17) to the consolidated financial statements, no funds have been received by the Bank or any of such subsidiary companies and associate companies from any person(s) or entity(ies), including foreign entities ("Funding Parties"), with the understanding, whether recorded in writing or otherwise, that the Bank or any of such subsidiary companies and associate companies shall directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Parties ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us and that performed by the auditors of the subsidiary companies and associate companies incorporated in India whose financial statements / financial information have been audited under the Act, nothing has come to our or other auditors notice that has caused us or the other auditors to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.


(v) The final dividend paid by the Bank and its subsidiary companies incorporated in India during the year, in respect of the same declared for previous year is in accordance with Section 123 of the Act to the extent it applies to payment of dividend. The interim dividend declared by the subsidiary companies incorporated in India during the year is in accordance with Section 123 of the Act to the extent it applies to declaration of dividend.

As stated in Schedule 18(15) to the consolidated financial statements, the respective Board of Directors of the Bank have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The dividend declared is in accordance with section 123 of the Act to the extent it applies to declaration of dividend.

(vi) Based on our examination which included test checks and that performed by the respective auditors of the subsidiary companies and associate companies which are companies incorporated in India whose financial statements / financial information have been audited under the Act, in respect of the Bank and its subsidiary companies and associate companies have used an accounting software for maintaining its books of account which, along with access management tools, as applicable, have a feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the respective softwares. Further, during the course of our audit, where the audit trail was enabled and operated for the respective accounting softwares, we and respective auditors of such subsidiary companies and associate companies did not come across any instance of audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Bank and its subsidiary companies and associate companies as per the statutory requirements for record retention.

(B) With respect to the matter to be included in the Auditor's Report under Section 197(16) of the Act:

Based on considerations of the reports of the statutory auditors of such subsidiary companies and associate companies incorporated in India which were not audited by us, the remuneration paid during the current year by the subsidiary companies and associate companies to its directors is in accordance with the provisions of Section 197 of the Act. The remuneration paid to any director by the subsidiary companies and associate companies is not in excess of the limit laid down under Section 197 of the Act. The Ministry of Corporate Affairs has not prescribed other details under Section 197(16) of the Act which are required to be commented upon by us. Further, since the Holding Company is a banking company, as defined under Banking Regulation Act, 1949, the reporting under section 197(16) in relation to whether the remuneration paid by the Bank is in accordance with the provisions of section 197 of the Act and whether any excess remuneration has been paid in accordance with the aforesaid section, is not applicable.

For B S R & Co. LLP	**For C N K & Associates LLP**
Chartered Accountants	*Chartered Accountants*
Firm Registration no.: 101248W/W-100022	**Firm Registration no.:** 101961W/W100036
Ashwin Suvarna	**Manish Sampat**
Partner	Partner
Membership No.: 109503	Membership No.: 101684
UDIN: 26109503YJYXYQ4107	UDIN: 26101684AUHDAS4935
Place: Mumbai	Place: Mumbai
Date: 18 April 2026	Date: 18 April 2026

Annexure A to the Independent Auditor's Report on the consolidated financial statements of ICICI Bank Limited for the year ended 31 March 2026

Report on the internal financial controls over financial reporting with reference to the aforesaid consolidated financial statements under Clause (i) of Sub-section 3 of Section 143 of the Act

(Referred to in paragraph 3A(h) under 'Report on Other Legal and Regulatory Requirements' section of our report of even date)

Opinion

In conjunction with our audit of the consolidated financial statements of ICICI Bank Limited (hereinafter referred to as "the Bank") as of and for the year ended 31 March 2026, we have audited the internal financial controls over financial reporting with reference to consolidated financial statements of the Bank and such companies incorporated in India under the Act which are its subsidiary companies as of that date.

In our opinion and based on the consideration of reports of the other auditors on internal financial controls over financial reporting with reference to consolidated / separate financial statements / information of subsidiary companies, as were audited by the other auditors, the Bank and such companies incorporated in India which are its subsidiary companies, have in all material respects, adequate internal financial controls over financial reporting with reference to consolidated financial statements and such internal financial controls were operating effectively as at 31 March 2026, based on the internal financial controls over financial reporting with reference to financial statements criteria established by such companies considering the essential components of internal controls stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the "Guidance Note").

Management's and Board of Directors' Responsibilities for Internal Financial Controls

The respective Company's Management and the Board of Directors are responsible for establishing and maintaining internal financial controls based on the internal financial controls over financial reporting with reference to financial statements criteria established by the respective company considering the essential components of internal control stated in the Guidance Note. These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company's policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor's Responsibility

Our responsibility is to express an opinion on the internal financial controls over financial reporting with reference to consolidated financial statements based on our audit. We conducted our audit in accordance with the Guidance Note and the Standards on Auditing, prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls over financial reporting with reference to consolidated financial statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting with reference to consolidated financial statements were established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls over financial reporting with reference to consolidated financial statements and their operating effectiveness. Our audit of internal financial controls over financial reporting with reference to consolidated financial statements included obtaining an understanding of internal financial controls over financial reporting with reference to consolidated financial statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.



Annexure A *(Contd.)*

We believe that the audit evidence we have obtained, and the audit evidence obtained by the other auditors of the relevant subsidiary companies and associate companies in terms of their reports referred to in the Other Matters paragraph below, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls over financial reporting with reference to consolidated financial statements.

Meaning of Internal Financial Controls over Financial Reporting with Reference to Consolidated Financial Statements

The Bank's internal financial controls over financial reporting with reference to consolidated financial statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. The Bank's internal financial controls over financial reporting with reference to consolidated financial statements include those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Bank are being made only in accordance with authorizations of management and directors of the Bank; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Bank's assets that could have a material effect on the consolidated financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting with Reference to Financial Statements

Because of the inherent limitations of internal financial controls over financial reporting with reference to consolidated financial statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting with reference to consolidated financial statements to future periods are subject to the risk that the internal financial controls over financial reporting with reference to consolidated financial statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Other Matters

Our aforesaid report under Section 143(3)(i) of the Act on the adequacy and operating effectiveness of the internal financial controls over financial reporting with reference to financial statements / information in so far as it relates to 12 subsidiary companies, is based on the corresponding reports of the auditors of such companies incorporated in India.

The auditors of ICICI Prudential Life Insurance Company Limited (IPRU) have reported, 'The actuarial valuation of liabilities for life policies in force and policies in respect of which premium has been discontinued but liability exists as at 31 March 2026 has been certified by the Appointed Actuary as per the IRDA Financial Statements Regulations, and has been relied upon by us, as mentioned in "Other Matters" of our audit report on the standalone financial statements for the year ended 31 March 2026. Accordingly, our opinion on the internal financial controls with reference to standalone financial statements does not include reporting on the design and operating effectiveness of the management's internal controls over the valuation and accuracy of the aforesaid actuarial valuation'.

Annexure A *(Contd.)*

The auditors of ICICI Lombard General Insurance Company Limited (ILGIC) have reported, 'The actuarial valuation of liabilities in respect of Incurred But Not Reported (the "IBNR"), Incurred But Not Enough Reported (the "IBNER") and Premium Deficiency Reserve (the "PDR") is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities, that are estimated using statistical methods as at 31 March 2026 has been duly certified by the Appointed Actuary and in his opinion, the assumptions considered by him for such valuation are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI. The said actuarial valuations of liabilities for outstanding claims reserves and the PDR have been relied upon by us as mentioned in Other Matters paragraph in our Audit Report on the financial statements for the year ended 31 March 2024. Accordingly, our opinion on the internal financial controls with reference to financial statements does not include reporting on the adequacy and operating effectiveness of the internal controls over the valuation and accuracy of the aforesaid actuarial liabilities'.

Our opinion is not modified in respect of the above matters.

For B S R & Co. LLP	**For C N K & Associates LLP**
Chartered Accountants	*Chartered Accountants*
Firm Registration no.: 101248W/W-100022	**Firm Registration no.:** 101961W/W100036

Ashwin Suvarna	**Manish Sampat**
Partner	Partner
Membership No.: 109503	Membership No.: 101684
UDIN: 26109503YJYXYQ4107	UDIN: 26101684AUHDAS4935

Place: Mumbai	Place: Mumbai
Date: 18 April 2026	Date: 18 April 2026



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED BALANCE SHEET

at March 31, 2026

₹ in '000s

	Schedule	At 31.03.2026	At 31.03.2025
CAPITAL AND LIABILITIES			
Capital	1	**14,322,344**	14,245,974
Employees stock options/units outstanding	1A	**26,820,675**	20,698,433
Reserves and surplus	2	**3,589,461,138**	3,104,114,654
Minority interest	2A	**165,109,619**	148,367,361
Deposits	3	**18,300,201,210**	16,416,374,040
Borrowings	4	**2,202,642,771**	2,188,834,453
Policyholders' funds		**2,964,990,702**	2,943,055,571
Other liabilities and provisions	5	**1,881,431,261**	1,586,723,648
TOTAL CAPITAL AND LIABILITIES		**29,144,979,720**	**26,422,414,134**
ASSETS			
Cash and balances with Reserve Bank of India	6	**1,212,371,937**	1,202,409,132
Balances with banks and money at call and short notice	7	**1,437,435,296**	937,825,505
Investments	8	**8,707,198,823**	8,863,768,108
Advances	9	**16,446,579,678**	14,206,637,124
Fixed assets	10	**174,203,410**	158,124,234
Other assets	11	**1,061,690,036**	969,055,719
Goodwill on consolidation		**105,500,540**	84,594,312
TOTAL ASSETS		**29,144,979,720**	**26,422,414,134**
Contingent liabilities	12	**63,867,022,339**	78,850,007,864
Bills for collection		**1,594,079,092**	1,313,614,604
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

As per our Report of even date.   For and on behalf of the Board of Directors

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

Pradeep Kumar Sinha
Chairperson
DIN-00145126
Gurugram

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Ashwin Suvarna
Partner
Membership no.: 109503

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
101961W/W100036

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 18, 2026

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the year ended March 31, 2026

₹ in '000s

		Schedule	Year ended 31.03.2026	Year ended 31.03.2025
I.	**INCOME**			
	Interest earned	13	**1,952,184,591**	1,863,314,641
	Other income	14	**1,168,999,002**	1,082,554,702
	TOTAL INCOME		**3,121,183,593**	**2,945,869,343**
II.	**EXPENDITURE**			
	Interest expended	15	**890,285,812**	890,276,529
	Operating expenses	16	**1,403,936,173**	1,277,999,771
	Provisions and contingencies (refer note 18.6)		**250,227,667**	233,405,909
	TOTAL EXPENDITURE		**2,544,449,652**	**2,401,682,209**
III.	**PROFIT/(LOSS)**			
	Net profit for the year (before share in profit of associates and minority interest)		**576,733,941**	544,187,134
	Add: Share of profit in associates		**2,628,566**	1,506,622
	Net profit for the year before deducting minority interest		**579,362,507**	545,693,756
	Less: Minority interest		**37,285,479**	35,401,801
	Consolidated profit/(loss) for the year attributable to the Group		**542,077,028**	510,291,955
	Brought forward consolidated profit attributable to the Group		**1,183,850,670**	898,257,800
	TOTAL PROFIT/(LOSS)		**1,725,927,698**	**1,408,549,755**
IV.	**APPROPRIATIONS/TRANSFERS**			
	Transfer to Capital Reserve		**3,036,999**	68,700
	Transfer to/(from) Investment Fluctuation Reserve		**-**	2,586,100
	Transfer to/(from) Revenue and Other Reserves		**1,382,560**	1,073,620
	Transfer to Statutory Reserve		**125,367,000**	118,068,000
	Transfer to Special Reserve		**34,725,000**	32,490,000
	Dividend paid during the year		**78,531,534**	70,412,665
	Balance carried over to balance sheet		**1,482,884,605**	1,183,850,670
	TOTAL		**1,725,927,698**	**1,408,549,755**
	Significant accounting policies and notes to accounts	17 & 18		
	Earnings per share (refer note 18.1)			
	Basic (₹)		**75.89**	72.41
	Diluted (₹)		**74.77**	71.14
	Face value per share (₹)		**2.00**	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

As per our Report of even date.   For and on behalf of the Board of Directors

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

Pradeep Kumar Sinha
Chairperson
DIN-00145126
Gurugram

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Ashwin Suvarna
Partner
Membership no.: 109503

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
101961W/W100036

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 18, 2026



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED CASH FLOW STATEMENT

for the year ended March 31, 2026

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
Cash flow from/(used in) operating activities			
Profit/(loss) before taxes		**735,916,383**	694,640,235
Adjustments for:			
Depreciation and amortisation		**31,226,502**	26,903,750
Net (appreciation)/depreciation on investments		**2,903,439**	(1,023,190)
Specific provision for non-performing loans, restructured and standard loans		**62,768,188**	41,272,474
General provision for standard assets		**8,355,345**	7,011,427
Provision for contingencies & others		**(8,675,607)**	(7,227,370)
(Profit)/loss on sale of fixed assets and other assets		**(2,886,200)**	(439,077)
Employees stock options/units expense		**9,687,013**	7,901,495
	(i)	**839,295,063**	**769,039,744**
Adjustments for:			
(Increase)/decrease in investments		**60,753,099**	75,014,144
(Increase)/decrease in advances		**(2,302,710,742)**	(1,640,197,486)
Increase/(decrease) in deposits		**1,883,800,653**	1,980,574,515
(Increase)/decrease in other assets		**(134,938,285)**	(5,176,415)
Increase/(decrease) in other liabilities and provisions[1]		**492,533,925**	229,962,676
	(ii)	**(561,350)**	**640,177,434**
Refund/(payment) of direct taxes	**(iii)**	**(165,479,524)**	**(181,164,596)**
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	**(A)**	**673,254,189**	**1,228,052,582**
Cash flow from/(used in) investing activities			
Purchase of fixed assets		**(37,299,949)**	(47,700,055)
Proceeds from sale of fixed assets		**1,829,389**	646,115
(Purchase)/sale of held to maturity securities		**(94,665,319)**	(725,829,665)
Net cash flow from/(used in) investing activities	**(B)**	**(130,135,879)**	**(772,883,605)**
Cash flow from/(used in) financing activities			
Proceeds from issue of share capital (including ESOPs/ESUSs)		**13,606,496**	14,375,199
Proceeds from long-term borrowings		**481,787,715**	404,464,948
Repayment of long-term borrowings		**(501,532,043)**	(399,331,062)
Net proceeds/(repayment) of short-term borrowings		**38,063,900**	106,795,922
Dividend paid		**(78,531,534)**	(70,412,665)
Net cash flow from/(used in) financing activities	**(C)**	**(46,605,466)**	**55,892,342**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

CONSOLIDATED CASH FLOW STATEMENT

for the year ended March 31, 2026 *(Contd.)*

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
Effect of exchange fluctuation on translation reserve	**(D)**	**13,059,752**	**1,484,292**
Net increase/(decrease) in cash and cash equivalents (A)+(B)+(C)+(D)		**509,572,596**	**512,545,611**
Cash and cash equivalents at beginning of the year		**2,140,234,637**	**1,627,689,026**
Cash and cash equivalents at end of the year		**2,649,807,233**	**2,140,234,637**

1. Including adjustments for increase/(decrease) in Policyholders' funds.

2. Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

As per our Report of even date.   For and on behalf of the Board of Directors

For B S R & Co. LLP
Chartered Accountants
ICAI Firm Registration no.:
101248W/W-100022

Pradeep Kumar Sinha
Chairperson
DIN-00145126
Gurugram

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Ashwin Suvarna
Partner
Membership no.: 109503

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

For C N K & Associates LLP
Chartered Accountants
ICAI Firm Registration no.:
101961W/W100036

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant

Manish Sampat
Partner
Membership no.: 101684

Mumbai
April 18, 2026



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Balance Sheet

₹ in '000s

	At 31.03.2026	At 31.03.2025
SCHEDULE 1 - CAPITAL		
Authorised capital		
12,500,000,000 equity shares of ₹ 2 each (March 31, 2025: 12,500,000,000 equity shares of ₹ 2 each)	**25,000,000**	**25,000,000**
Equity share capital		
Issued, subscribed and paid-up capital		
7,121,927,830 equity shares of ₹ 2 each (March 31, 2025: 7,022,335,643 equity shares)	**14,243,855**	14,044,671
Add: 38,184,739 equity shares of ₹ 2 each (March 31, 2025: 99,592,187 equity shares) issued during the year[1]	**76,370**	199,184
	14,320,225	14,243,855
Add: Forfeited equity shares[2]	**2,119**	2,119
TOTAL CAPITAL	**14,322,344**	**14,245,974**

1. Additions for FY2025 include ₹ 112.0 million on account of issuance of 56,008,117 equity shares by the Bank to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.
2. On account of forfeiture of 266,089 equity shares of ₹ 10 each.

₹ in '000s

	At 31.03.2026	At 31.03.2025
SCHEDULE 1A - EMPLOYEES STOCK OPTIONS/UNITS OUTSTANDING		
Opening balance	**20,698,433**	14,053,180
Additions during the year[1,2]	**9,687,013**	8,866,163
Deductions during the year[3]	**(3,564,771)**	(2,220,910)
CLOSING BALANCE	**26,820,675**	**20,698,433**

1. Represents cost of employee stock options/units of the Bank recognised during the year.
2. Additions for FY2025 include ₹ 964.7 million towards creation of ESOP reserve by the Bank for the options/units granted to employees of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.
3. Represents amount transferred to securities premium on account of exercise of employee stock options/units and to general reserve on lapses of employee stock options/units.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2026	At 31.03.2025
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	656,067,519	537,999,519
Additions during the year	125,367,000	118,068,000
Deductions during the year	-	-
Closing balance	781,434,519	656,067,519
II. Special Reserve[1]		
Opening balance	224,075,000	191,585,000
Additions during the year	34,725,000	32,490,000
Deductions during the year	-	-
Closing balance	258,800,000	224,075,000
III. Securities premium		
Opening balance	606,132,791	519,436,438
Additions during the year[2,3]	17,075,850	86,696,353
Deductions during the year	(168,090)	-
Closing balance	623,040,551	606,132,791
IV. AFS reserve		
Opening balance	22,200,393	(313,803)
Impact of transition[4]	-	20,583,089
Additions during the year	-	1,931,107
Deductions during the year[5]	(11,900,422)	-
Closing balance	10,299,971	22,200,393
V. Investment fluctuation reserve[6]		
Opening balance	34,272,809	31,686,709
Additions during the year	-	2,586,100
Deductions during the year	-	-
Closing balance	34,272,809	34,272,809
VI. Capital reserve		
Opening balance	151,257,407	151,353,548
Additions during the year[5,7]	8,634,888	68,700
Deductions during the year	-	(164,841)
Closing balance	159,892,295	151,257,407
VII. Capital redemption reserve		
Opening balance	3,500,000	3,500,000
Additions during the year	-	-
Deductions during the year	-	-
Closing balance	3,500,000	3,500,000
VIII. Foreign currency translation reserve		
Opening balance	21,313,221	19,828,929
Additions during the year	13,059,751	1,850,113
Deductions during the year	-	(365,821)
Closing balance	34,372,972	21,313,221



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2026	At 31.03.2025
IX.	**Revaluation reserve**		
	Opening balance	**37,795,163**	31,112,741
	Additions during the year[8]	**2,818,276**	7,828,466
	Deductions during the year[9]	**(1,163,065)**	(1,146,044)
	Closing balance	**39,450,374**	**37,795,163**
X.	**Revenue and other reserves**		
	Opening balance	**163,649,681**	148,891,495
	Additions during the year[4,10]	**5,982,779**	20,190,304
	Deductions during the year	**(7,810,905)**	(5,432,118)
	Closing balance[11,12]	**161,821,555**	**163,649,681**
XI.	**Balance in profit and loss account**		
	Balance carried over to balance sheet	**1,482,884,605**	1,183,850,670
	Adjustments[13]	**(308,513)**	-
	Closing balance	**1,482,576,092**	1,183,850,670
	TOTAL RESERVES AND SURPLUS	**3,589,461,138**	**3,104,114,654**

1. Represents amount transferred to Special Reserve as per Section 36(1)(viii) of the Income-tax Act, 1961 by the Bank.

2. Includes ₹ 17,075.8 million (March 31, 2025: ₹ 16,499.7 million) on account of exercise of employee stock options/units.

3. Additions for FY2025 include ₹ 68,876.0 million on account of issuance of equity shares to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

4. In accordance with Master Direction issued by RBI on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks, Directions 2023, applicable from April 1, 2024, during FY2025, the Group has accounted net transition gain of ₹ 20,583.1 million (net of tax) and ₹ 14,082.9 million (net of tax and minority interest) in AFS reserve and General reserve respectively.

5. Includes transfer from AFS reserve to Capital reserve of ₹ 6,035.4 million on sale of equity AFS investment as per the RBI guideline on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023.

6. Represents amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and FVTPL (including HFT) investments during the year. The amount not less than the lower of net profit on sale of AFS, FVTPL (including HFT) category investments during the year or net profit for the year less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the AFS and FVTPL (including HFT) portfolio.

7. Includes appropriations made by the Bank for profit on sale of HTM investments, investments in subsidiaries, joint ventures and associates and profit on sale of land and buildings, net of taxes and transfer to statutory reserve.

8. Represents gain on revaluation of premises carried out by the Bank, ICICI Home Finance Company Limited and ICICI Prudential Asset Management Company Limited.

9. Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

10. Includes amount transferred from employee stock options/units outstanding to general reserve on lapses of employee stock options/units.

11. Includes ₹ 4,437.3 million towards fair value change account of insurance subsidiaries (March 31, 2025: ₹ 3,169.3 million).

12. Includes unrealised profit/(loss) pertaining to the investments of venture capital funds.

13. Represents movement on account of deconsolidation and change in ownership interest in consolidating entities.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2026	At 31.03.2025
SCHEDULE 2A - MINORITY INTEREST		
Opening minority interest	**148,367,361**	138,884,162
Subsequent increase/(decrease) during the year[1]	**16,742,258**	9,483,199
CLOSING MINORITY INTEREST	**165,109,619**	**148,367,361**

1. At March 31, 2025, includes reversal of the minority interest relating to ICICI Securities Limited amounting to ₹ 13,495.5 million on becoming a wholly-owned subsidiary.

₹ in '000s

			At 31.03.2026	At 31.03.2025
SCHEDULE 3 - DEPOSITS				
A.	**I.**	Demand deposits		
		i) From banks	**43,203,220**	56,975,019
		ii) From others	**2,673,831,190**	2,318,588,072
	II.	Savings bank deposits	**4,794,461,990**	4,442,542,504
	III.	Term deposits		
		i) From banks	**117,630,612**	191,795,037
		ii) From others	**10,671,074,198**	9,406,473,408
TOTAL DEPOSITS			**18,300,201,210**	**16,416,374,040**
B.	**I.**	Deposits of branches in India	**17,633,668,829**	15,897,492,345
	II.	Deposits of branches/subsidiaries outside India	**666,532,381**	518,881,695
TOTAL DEPOSITS[1]			**18,300,201,210**	**16,416,374,040**

1. Includes deposits amounting to ₹ 1,185,005.5 million against which lien is marked by the Group in the ordinary course of business (March 31, 2025: ₹ 966,853.0 million).



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2026	At 31.03.2025
SCHEDULE 4 - BORROWINGS				
I.	**Borrowings in India**			
	i)	Reserve Bank of India[1]	**68,481,200**	107,760,800
	ii)	Other banks	**111,819,217**	164,767,032
	iii)	Financial institutions[2]	**610,440,564**	645,482,486
	iv)	Borrowings in the form of		
		a) Deposits[3]	**57,988,161**	44,576,176
		b) Commercial paper	**245,182,915**	226,221,340
		c) Bonds and debentures (excluding subordinated debt)	**519,566,236**	514,322,000
	v)	Capital instruments		
		a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**-**	-
		b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**89,319,332**	56,102,038
TOTAL BORROWINGS IN INDIA			**1,702,797,625**	**1,759,231,872**
II.	**Borrowings outside India**			
	i)	Capital instruments Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**4,762,302**	4,284,358
	ii)	Bonds and notes	**47,395,533**	115,344,418
	iii)	Other borrowings	**447,687,311**	309,973,805
TOTAL BORROWINGS OUTSIDE INDIA			**499,845,146**	**429,602,581**
TOTAL BORROWINGS			**2,202,642,771**	**2,188,834,453**

1. *Represents borrowings made by the Group under Liquidity Adjustment Facility (LAF).*

2. *Includes borrowings made by the Group under repo and refinance.*

3. *Represents deposits accepted by ICICI Home Finance Company Limited.*

4. *Secured borrowings in I and II above amounting to ₹ 306,031.9 million (March 31, 2025: ₹ 278,123.4 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.*

₹ in '000s

		At 31.03.2026	At 31.03.2025
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS			
I.	Bills payable	**98,776,780**	89,702,015
II.	Inter-office adjustments (net)	**31,711**	812,972
III.	Interest accrued	**42,051,238**	42,154,332
IV.	Sundry creditors	**652,998,061**	619,264,081
V.	General provision for standard assets	**77,479,226**	68,748,943
VI.	Unrealised loss on foreign exchange and derivative contracts[1]	**252,307,101**	185,821,678
VII.	Others (including provisions)[2,3,4]	**757,787,144**	580,219,627
TOTAL OTHER LIABILITIES AND PROVISIONS		**1,881,431,261**	**1,586,723,648**

1. *Gross unrealised gain on foreign exchange and derivative contracts is disclosed under Schedule 11 - Other assets.*

2. *Includes contingency provision of the Bank amounting to ₹ 131,000.0 million (March 31, 2025: ₹ 131,000.0 million) and specific provision for standard loans amounting to ₹ 17,273.9 million (March 31, 2025: ₹ 7,684.6 million) of the Bank.*

3. *Includes provision for tax (net of tax paid in advance and tax deducted at source) amounting to ₹ 12,463.8 million at March 31, 2026.*

4. *During FY2026, following its annual supervisory review, Reserve Bank of India has directed the Bank to make a standard asset provision of ₹ 12,830.0 million in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. There is no change in asset classification or in the terms and conditions applicable to the borrowers or in the repayment behaviour of borrowers as per these terms. This additional standard asset provision will continue until the loans are repaid or renewed in conformity with the Priority sector classification guidelines.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2026	At 31.03.2025
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA			
I.	Cash in hand (including foreign currency notes)	**55,484,549**	64,936,822
II.	Balances with Reserve Bank of India		
	(a) In current account	**513,407,388**	627,042,310
	(b) In other accounts[1]	**643,480,000**	510,430,000
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA		**1,212,371,937**	1,202,409,132

1. *Represents lending made by the Group under Liquidity Adjustment Facility (LAF) and Standing Deposit Facility (SDF).*

₹ in '000s

			At 31.03.2026	At 31.03.2025
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE				
I.	**In India**			
	i)	Balances with banks		
		a) In current accounts	**4,729,276**	2,887,060
		b) In other deposit accounts	**248,069,862**	161,549,141
	ii)	Money at call and short notice		
		a) With banks	**-**	17,095,000
		b) With other institutions[1]	**310,213,770**	72,514,528
TOTAL			**563,012,908**	**254,045,729**
II.	**Outside India**			
	i)	In current accounts	**575,039,034**	452,527,779
	ii)	In other deposit accounts	**87,184,892**	147,811,898
	iii)	Money at call and short notice	**212,198,462**	83,440,099
TOTAL			**874,422,388**	**683,779,776**
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE			**1,437,435,296**	**937,825,505**

1. *Includes lending made by the Group under reverse repo.*



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2026	At 31.03.2025
SCHEDULE 8 - INVESTMENTS				
I.	**Investments in India [net of provisions]**			
	i)	Government securities	**5,105,021,183**	5,345,834,889
	ii)	Other approved securities	**-**	-
	iii)	Shares (includes equity and preference shares)	**274,710,746**	274,995,209
	iv)	Debentures and bonds (including commercial paper and certificate of deposits)	**1,396,147,473**	1,256,211,776
	v)	Assets held to cover linked liabilities of life insurance business	**1,510,296,269**	1,612,399,043
	vi)	Investment in associates[1]	**26,490,513**	22,650,041
	vii)	Others (mutual fund units, pass through certificates, security receipts and other related investments)	**199,982,718**	211,056,685
TOTAL INVESTMENTS IN INDIA			**8,512,648,902**	**8,723,147,643**
II.	**Investments outside India [net of provisions]**			
	i)	Government securities	**135,872,083**	82,034,298
	ii)	Others (equity shares, bonds, certificate of deposits and assets held to cover linked liabilities of life insurance business)	**58,677,838**	58,586,167
TOTAL INVESTMENTS OUTSIDE INDIA			**194,549,921**	**140,620,465**
TOTAL INVESTMENTS			**8,707,198,823**	**8,863,768,108**
A.	**Investments in India**			
		Gross value of investments	**8,528,616,162**	8,694,747,035
		Less: Aggregate of provision/depreciation/(appreciation)	**15,967,260**	(28,400,608)
		Net investments	**8,512,648,902**	**8,723,147,643**
B.	**Investments outside India**			
		Gross value of investments	**196,394,812**	141,030,805
		Less: Aggregate of provision/depreciation/(appreciation)	**1,844,891**	410,340
		Net investments	**194,549,921**	**140,620,465**
TOTAL INVESTMENTS			**8,707,198,823**	**8,863,768,108**

1. Includes goodwill on consolidation of associates amounting to ₹ 101.9 million (March 31, 2025: ₹ 163.1 million).

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

			At 31.03.2026	At 31.03.2025
SCHEDULE 9 - ADVANCES [net of provisions]				
A.	i)	Bills purchased and discounted[1]	**453,485,209**	463,393,153
	ii)	Cash credits, overdrafts and loans repayable on demand	**5,964,273,656**	4,944,846,572
	iii)	Term loans	**10,028,820,813**	8,798,397,399
TOTAL ADVANCES			**16,446,579,678**	**14,206,637,124**
B.	i)	Secured by tangible assets (includes advances against book debts)	**12,372,112,816**	10,386,986,327
	ii)	Covered by bank/government guarantees	**83,929,741**	74,837,364
	iii)	Unsecured	**3,990,537,121**	3,744,813,433
TOTAL ADVANCES			**16,446,579,678**	**14,206,637,124**
C.	**I.**	**Advances in India**		
	i)	Priority sector	**5,641,835,513**	4,630,104,023
	ii)	Public sector	**317,036,624**	449,375,474
	iii)	Banks	**625,524**	15,293,973
	iv)	Others	**9,638,143,755**	8,438,646,608
TOTAL ADVANCES IN INDIA			**15,597,641,416**	**13,533,420,078**
	II.	**Advances outside India**		
	i)	Due from banks	**15,743,808**	15,217,500
	ii)	Due from others		
		a) Bills purchased and discounted	**122,534,067**	92,213,965
		b) Syndicated and term loans	**267,361,777**	235,599,649
		c) Others	**443,298,610**	330,185,932
TOTAL ADVANCES OUTSIDE INDIA			**848,938,262**	**673,217,046**
TOTAL ADVANCES			**16,446,579,678**	**14,206,637,124**

1. Net of bills re-discounted amounting to ₹ 28,000.0 million (March 31, 2025: Nil).



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2026	At 31.03.2025
SCHEDULE 10 - FIXED ASSETS		
I. **Premises**		
Gross block		
At cost at March 31 of preceding year	**114,825,928**	102,975,511
Additions during the year[1]	**12,126,256**	13,407,476
Deductions during the year	**(722,978)**	(1,557,059)
Closing balance	**126,229,206**	**114,825,928**
Depreciation		
At March 31 of preceding year	**30,452,310**	28,099,523
Charge during the year[2]	**3,886,475**	3,288,984
Deductions during the year	**(590,200)**	(936,197)
Total depreciation	**33,748,585**	30,452,310
Net block[3]	**92,480,621**	**84,373,618**
II. **Other fixed assets (including furniture and fixtures)**		
Gross block		
At cost at March 31 of preceding year	**178,362,431**	149,044,513
Additions during the year	**34,303,326**	38,213,577
Deductions during the year	**(9,233,918)**	(8,895,659)
Closing balance	**203,431,839**	**178,362,431**
Depreciation		
At March 31 of preceding year	**108,203,052**	94,383,964
Charge during the year	**26,157,906**	22,747,963
Deductions during the year	**(8,207,515)**	(8,928,875)
Total depreciation	**126,153,443**	**108,203,052**
Net block	**77,278,396**	**70,159,379**
III. **Lease assets**		
Gross block		
At cost at March 31 of preceding year	**18,913,407**	17,900,287
Additions during the year	**1,785,230**	1,222,930
Deductions during the year	**(754,970)**	(209,810)
Closing balance[4]	**19,943,667**	**18,913,407**
Depreciation		
At March 31 of preceding year	**15,322,170**	15,034,060
Charge during the year	**306,794**	301,152
Deductions during the year	**(129,691)**	(13,042)
Total depreciation, accumulated lease adjustment and provisions	**15,499,273**	**15,322,170**
Net block	**4,444,394**	**3,591,237**
TOTAL FIXED ASSETS	**174,203,410**	**158,124,234**

1. Includes revaluation gain amounting to ₹ 2,969.1 million (March 31, 2025: ₹ 7,828.5 million) on account of revaluation.

2. Including depreciation charge on account of revaluation of ₹ 1,143.2 million for the year ended March 31, 2026 (year ended March 31, 2025: ₹ 848.0 million).

3. Includes assets amounting to ₹ 60.6 million of the Bank (March 31, 2025: ₹ 1.9 million) which are held for sale.

4. Includes assets taken on lease by the Bank amounting to ₹ 3,229.0 million (March 31, 2025: ₹ 2,198.8 million).

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

		At 31.03.2026	At 31.03.2025
	SCHEDULE 11 - OTHER ASSETS		
I.	Inter-office adjustments (net)	**-**	-
II.	Interest accrued	**236,595,724**	238,378,033
III.	Tax paid in advance/tax deducted at source (net)	**-**	6,929,092
IV.	Stationery and stamps	**324,069**	275,386
V.	Non-banking assets acquired in satisfaction of claims[1,2]	**-**	-
VI.	Advance for capital assets	**7,748,685**	10,732,726
VII.	Deposits	**149,020,611**	107,877,248
VIII.	Deferred tax asset (net) (refer note 18.10)	**42,621,285**	48,410,016
IX.	Deposits in Rural Infrastructure and Development Fund	**103,661,620**	134,932,128
X.	Unrealised gain on foreign exchange and derivative contracts[3]	**215,725,744**	161,647,519
XI.	Others	**305,992,298**	259,873,571
	TOTAL OTHER ASSETS	**1,061,690,036**	**969,055,719**

1. *Asset amounting to ₹ 4.5 million were transferred from banking assets to non-banking asset by the Bank during the year ended March 31, 2026 (year ended March 31, 2025: ₹ 9.1 million). Assets amounting to ₹ 2,984.3 million were sold by the Bank during the year ended March 31, 2026 (year ended March 31, 2025: ₹ 727.1 million).*

2. *Net of provision held by the Bank amounting to ₹ 24,515.5 million (March 31, 2025: ₹ 27,475.0 million).*

3. *Gross unrealised loss on foreign exchange and derivative contracts is disclosed under Schedule 5 - Other liabilities.*

₹ in '000s

		At 31.03.2026	At 31.03.2025
	SCHEDULE 12 - CONTINGENT LIABILITIES		
I.	Claims against the Group not acknowledged as debts	**154,424,574**	166,956,057
II.	Liability for partly paid investments	**600,175**	4,079,021
III.	Liability on account of outstanding forward exchange contracts[1]	**15,179,156,306**	17,435,254,509
IV.	Guarantees given on behalf of constituents		
	a) In India	**1,973,508,763**	1,661,358,147
	b) Outside India	**139,163,593**	120,341,685
V.	Acceptances, endorsements and other obligations	**782,427,485**	662,291,596
VI.	Currency swaps[1]	**511,207,349**	770,171,066
VII.	Interest rate swaps, currency options and interest rate futures[1]	**45,019,391,197**	57,930,748,878
VIII.	Other items for which the Group is contingently liable	**107,142,897**	98,806,905
	TOTAL CONTINGENT LIABILITIES	**63,867,022,339**	**78,850,007,864**

1. *Represents notional amount.*



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES
forming part of the Consolidated Profit and Loss Account

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
SCHEDULE 13 - INTEREST EARNED			
I.	Interest/discount on advances/bills	**1,378,042,589**	1,332,437,089
II.	Income on investments (including dividend)	**496,887,207**	473,025,439
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	**41,808,039**	34,286,557
IV.	Others[1,2]	**35,446,756**	23,565,556
TOTAL INTEREST EARNED		**1,952,184,591**	**1,863,314,641**

1. Includes interest on tax refunds amounting to ₹ 7,266.6 million (March 31, 2025: ₹ 2,034.7 million).

2. Includes interest and amortisation of premium on hedging/non-trading interest rate swaps.

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
SCHEDULE 14 - OTHER INCOME			
I.	Commission, exchange and brokerage	**293,302,347**	277,661,551
II.	Profit/(loss) on sale of investments (net)	**52,258,540**	36,975,602
III.	Profit/(loss) on revaluation of investments (net)	**(12,605,930)**	15,364,503
IV.	Profit/(loss) on sale of land, buildings and other assets (net)[1]	**2,886,200**	439,077
V.	Profit/(loss) on exchange/derivative transactions (net)	**53,071,958**	39,505,447
VI.	Premium and other operating income from insurance business	**776,241,930**	709,008,343
VII.	Miscellaneous income (including lease income)	**3,843,957**	3,600,179
TOTAL OTHER INCOME		**1,168,999,002**	**1,082,554,702**

1. Includes profit/(loss) on sale of assets given on lease.

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
SCHEDULE 15 - INTEREST EXPENDED			
I.	Interest on deposits	**739,503,635**	716,478,741
II.	Interest on Reserve Bank of India/inter-bank borrowings	**26,262,507**	41,684,988
III.	Others (including interest on borrowings of erstwhile ICICI Limited)	**124,519,670**	132,112,800
TOTAL INTEREST EXPENDED		**890,285,812**	**890,276,529**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Profit and Loss Account *(Contd.)*

₹ in '000s

		Year ended 31.03.2026	Year ended 31.03.2025
SCHEDULE 16 - OPERATING EXPENSES			
I.	Payments to and provisions for employees[1]	**252,586,237**	236,299,361
II.	Rent, taxes and lighting[2]	**24,336,823**	22,804,087
III.	Printing and stationery	**2,675,296**	3,185,496
IV.	Advertisement and publicity	**22,558,503**	28,437,327
V.	Depreciation on property	**30,303,158**	25,972,008
VI.	Depreciation (including lease equalisation) on leased assets	**306,794**	301,152
VII.	Directors' fees, allowances and expenses	**205,192**	209,214
VIII.	Auditors' fees and expenses	**381,988**	348,676
IX.	Law charges	**2,267,380**	1,904,460
X.	Postages, courier, telephones, etc.	**9,977,054**	9,681,053
XI.	Repairs and maintenance	**46,947,554**	38,200,665
XII.	Insurance	**19,408,871**	15,714,195
XIII.	Direct marketing agency expenses	**28,839,527**	24,057,542
XIV.	Claims and benefits paid pertaining to insurance business	**303,066,856**	225,451,163
XV.	Other expenses pertaining to insurance business[3]	**515,296,726**	512,610,643
XVI.	Other expenditure[4,5]	**144,778,214**	132,822,729
TOTAL OPERATING EXPENSES		**1,403,936,173**	**1,277,999,771**

1. The new Labour Codes were notified by the government during November 2025, pursuant to which the Group charged an amount of ₹ 2,148.6 million to the profit and loss account based on certain estimates and assumptions. The supporting Rules and certain key clarifications are awaited, and the interpretations and industry practices are still developing. The above impact estimates will be re-assessed and finalised based on the final Rules, industry practices and any revisions to the Group's staff emoluments from time to time.

2. Includes lease expense amounting to ₹ 19,133.3 million (March 31, 2025: ₹ 17,106.1 million).

3. Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

4. Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) for the Bank amounting to ₹ 34,849.9 million (March 31, 2025: ₹ 20,038.5 million).

5. Includes expenses on reward program by the Bank amounting to ₹ 24,228.2 million (March 31, 2025: ₹ 21,651.0 million).



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited, together with its subsidiaries and associates (collectively, the Group), is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

ICICI Bank Limited ('the Bank'), incorporated in Vadodara, India is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries and Group's interest in the associates.

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS-21 on 'Consolidated Financial Statements'. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity or where the objective of control is not to obtain economic benefit from their activities. All significant inter-company balances and transactions with subsidiaries and entities consolidated as per AS-21 have been eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India ('Indian GAAP'), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India ('SEBI'), Insurance Regulatory and Development Authority of India ('IRDAI') from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014 and Companies (Accounting Standard) Rule 2021, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the historical cost convention and the accrual method of accounting except where otherwise stated. Investments of the Bank and domestic subsidiaries (excluding insurance subsidiaries) are accounted for in accordance with the extant RBI guidelines on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023. In case the accounting policies followed by a subsidiary are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

The preparation of consolidated financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in these estimates is recognised prospectively from the period of change.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest	
					At March 31, 2026	At March 31, 2025
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	**100.00%**	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	**100.00%**	100.00%
3.	ICICI Securities Limited[1]	India	Subsidiary	Securities broking and merchant banking	**100.00%**	100.00%
4.	ICICI Securities Holdings Inc.[2]	USA	Subsidiary	Holding company	**100.00%**	100.00%
5.	ICICI Securities Inc.[2]	USA	Subsidiary	Securities broking	**100.00%**	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	**100.00%**	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	**100.00%**	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	**100.00%**	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	**100.00%**	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management and Investment advisory	**100.00%**	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	**100.00%**	100.00%
12.	ICICI Pension Fund Management Limited (erstwhile ICICI Prudential Pension Funds Management Company Limited)[3]	India	Subsidiary	Pension fund management and Points of Presence	**100.00%**	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	**50.89%**	51.03%
14.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	**51.26%**	51.55%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	**53.00%**	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	**50.80%**	50.80%
17.	I-Process Services (India) Limited	India	Subsidiary	Manpower support services	**100.00%**	100.00%



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest	
					At March 31, 2026	At March 31, 2025
18.	ICICI Strategic Investments Fund[4]	India	Consolidated as per AS-21	Venture capital fund	-	100.00%
19.	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[5,6]	India	Associate	Merchant acquiring and servicing	-	19.01%
20.	NIIT Institute of Finance Banking and Insurance Training Limited[5,7]	India	Associate	Education and training in banking, finance and insurance	-	18.79%
21.	India Infradebt Limited[5]	India	Associate	Infrastructure re-finance	**42.33%**	42.33%
22.	India Advantage Fund-III[5,8]	India	Associate	Venture capital fund	-	24.10%
23.	India Advantage Fund-IV[5,8]	India	Associate	Venture capital fund	-	47.14%
24.	Arteria Technologies Private Limited[5]	India	Associate	Software company	**19.02%**	19.98%

1. On March 24, 2025, ICICI Securities Limited became a wholly-owned subsidiary of the Bank.

2. ICICI Securities Holding Inc. is a wholly-owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly-owned subsidiary of ICICI Securities Holding Inc.

3. On January 12, 2026, the Bank acquired 100.00% shareholding in ICICI Pension Fund Management Limited from ICICI Prudential Life Insurance Company Limited and consequently ICICI Pension Fund Management Limited has become a wholly-owned subsidiary of the Bank.

4. On March 25, 2026, ICICI Strategic Investments Fund have been redeemed all its unit capital and accordingly the Fund ceased to be a subsidiary of the Bank as per Accounting Standard 21.

5. These entities have been accounted as per the equity method as prescribed by AS-23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.

6. On April 17, 2025, FISERV Merchant Solutions Private Limited ceased to be associate of the Bank.

7. On June 11, 2025, NIIT Institute of Finance, Banking and Insurance Training Limited ceased to be associate of the Bank.

8. On July 03, 2025, India Advantage Fund-III and India Advantage Fund-IV ceased to be associates of the Bank.

9. Falcon Tyres Limited, in which the Bank holds 26.39% equity shares has not been accounted as per equity method under AS-23, since the investment is temporary in nature.

SIGNIFICANT ACCOUNTING POLICIES

1. **Revenue recognition**

    a) Interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

    b) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

    c) Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

    d) Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

e) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

f) Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

g) Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

h) The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight-line basis over one year.

i) Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

j) Penal charge is recognised as income on realisation basis.

k) All other fees are accounted for as and when they become due where the Group is reasonably certain of ultimate collection.

l) Fund management and portfolio management fees are recognised on an accrual basis.

m) Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

n) Life insurance premium for non-linked policies is recognised as income (net of goods and service tax) when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders' are considered as single premium. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

o) In case of general insurance business, premium including reinsurance accepted (net of goods & services tax) other than for multi-year (with term more than one year) motor insurance policies for new cars and new two wheelers issued on or after September 1, 2018 and other long-term product (as defined in master circular on IRDAI (Insurance Products) Regulations, 2024 – General Insurance dated June 11, 2024) insurance policies issued on or after October 1, 2024, is recorded on receipt of complete information, for the policy period at the commencement of risk. For government sponsored crop insurance, the premium is accounted based on management estimates that are progressively actualised on receipt of information. For installment cases, premium is recorded on installment due dates. Reinstatement premium is recorded as and when such premiums are recovered. Premium earned including reinstatement premium and re-insurance accepted is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate on a gross basis other than instalment premiums received for group health policies, wherein the instalment premiums are recognised over the balance policy period. Any subsequent revisions to premium as and when they occur are recognised over the remaining period of risk or contract period, as applicable.

In case of multi-year motor insurance policies for new cars and new two wheelers (third party liability coverage) issued on or after September 1, 2018 and other long-term products (as defined in master circular on IRDAI (Insurance Products) Regulations, 2024 - General Insurance dated June 11, 2024) issued on or after October 1, 2024, premium received (net of goods & services tax) is recognised equally over the policy period at the commencement of risk on 1/n basis where "n" denotes the policy duration and premium received for own damage coverage under multi-year motor policy upto October 1, 2024 is recognised in accordance with movement of Insured Declared Value (IDV) over the period of risk, on receipt of complete information. Reinstatement premium is recorded as and when such premiums are recovered. Premium allocated for the


SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

year ended is recognised as income earned based on 1/365 method, on a gross basis. Reinstatement premium is allocated on the same basis as the original premium over the balance term of the policy. Any subsequent revisions to premium as and when they occur are recognised on the same basis as the original premium over the balance term of the policy. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Adjustments to premium income for corrections to area covered under government sponsored crop insurance are recognised in the period in which the information is confirmed by the concerned government/nodal agency. Commission on reinsurance ceded is recognised as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognised as income in the year of final determination of profits as confirmed by reinsurers and combined with commission on reinsurance ceded. Sliding scale commission under reinsurance treaties, wherever applicable, is determined at every balance sheet date as per terms of the respective treaties. Any changes in the previously accrued commission is recognised immediately and any additional accrual is recognised on confirmation from reinsurers. Such commission is combined with commission on reinsurance ceded.

p) In case of life insurance business, reinsurance premium ceded/accepted is accounted in accordance with the terms of the relevant treaties/arrangements with the reinsurer/insurer. Premium ceded on reinsurance is net of profit commission on reinsurance ceded.

q) In case of general insurance business, insurance premium on ceding of the risk other than for multi-year motor insurance policies for new cars and new two wheelers issued on or after September 1, 2018 and other long-term product insurance policies issued on or after October 1, 2024, is recognised simultaneously along with the insurance premium in accordance with reinsurance arrangements with the reinsurers. In case of multi-year motor insurance policies for new cars and new two wheelers issued on or after September 1, 2018 and other long-term product insurance policies issued on or after October 1, 2024, reinsurance premium is recognised on the insurance premium allocated for the year simultaneously along with the recognition of the insurance premium in accordance with the reinsurance arrangements with the reinsurers. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to reinsurance premium arising on cancellation of policies is recognised in the period in which the policies are cancelled. Adjustments to reinsurance premium for corrections to area covered under crop insurance are recognised simultaneously along with related premium income.

r) In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs (related to claims handling) exceed the reserve for unexpired risks and is computed at a segmental revenue account level. The premium deficiency is calculated and duly certified by the Appointed Actuary.

2. Investments

i) Investments of the Bank and domestic subsidiaries (excluding insurance subsidiaries) are accounted for in accordance with the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

Till March 31, 2024, the Bank had been following accounting policies for investments primarily based on the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2021 where securities were valued scrip-wise and classified into 'Held to Maturity (HTM)', 'Available for Sale' (AFS) and 'Held for Trading' (HFT). Depreciation/appreciation on securities was aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, was ignored, while net depreciation in each category was provided. HTM securities were carried at their acquisition

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired was amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. Other domestic subsidiaries (excluding insurance subsidiaries) were following generally accepted accounting principles in India (Indian GAAP).

With effect from April 1, 2024, the Bank and domestic subsidiaries (excluding insurance subsidiaries) implemented the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 and transitional adjustments has been recorded as per the directions. Accordingly, the significant accounting policies with respect to investments have been modified as stated below

a. All investments are recognised at fair value on initial recognition, primarily the acquisition cost. Where facts and circumstances suggest that the fair value is materially different from the acquisition cost, the difference between the fair value and the acquisition cost is recognised in accordance with RBI guidelines.

b. All investments are classified into 'Held to Maturity' (HTM), 'Available for Sale' (AFS) and 'Fair value through Profit and Loss account' (FVTPL) including 'Held for Trading' (HFT) which is a separate investment sub-category within FVTPL on the date of purchase as per the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others. Further, all the investments including debt investments in subsidiaries, joint ventures and associates are classified in separate category.

c. Investments are classified as HTM if:

   1) the security is acquired with the intention and objective of holding it to maturity, i.e., the financial assets are held with an objective to collect the contractual cash flows; and

   2) the contractual terms of the security give rise to cash flows that are solely payments of principal and interest on principal outstanding ('SPPI criterion') on specified dates.

   HTM securities are carried at cost. Any premium or discount over the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

d. Investments are classified as AFS if:

   1) The security is acquired with an objective that is achieved by both collecting contractual cash flows and selling securities; and

   2) the contractual terms of the security meet the 'SPPI criterion'

   Further, certain equity investments are also designated as AFS investments, where on initial recognition; the Bank and domestic subsidiaries (excluding insurance subsidiaries) has made an irrevocable election to classify such equity investments as AFS investments.

   Investments classified as AFS are fair valued periodically as per RBI guidelines. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The unrealised gain or loss across all performing AFS investments (adjusted for effect of taxes, if any) is recognised in 'AFS reserves'.

e. Securities that do not qualify for inclusion in HTM or AFS are classified under FVTPL. There is a separate sub-category called HFT within FVTPL. The HFT investments primarily include listed equity investments (except for equity investments designated as AFS investments) and debt securities acquired with an intent to sale.


Investments classified as FVTPL are fair valued periodically as per RBI guidelines. Any premium or discount over the face value of fixed rate and floating rate/staggered securities acquired which pass the SPPI criterion is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The unrealised gain or loss across all performing FVTPL investments is aggregated across all categories and net appreciation/depreciation is recognised in profit and loss account.

f. All investments (including debt and equity) in subsidiaries, associates and joint ventures are held at acquisition cost. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The Bank and domestic subsidiaries (excluding insurance subsidiaries) assesses investments in subsidiaries, joint ventures and associates for any other than temporary diminution in value and appropriate provisions are made.

g. Costs, including brokerage and commission pertaining to trading book investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

h. For the purpose of initial recognition and subsequent measurement investments are fair valued based on RBI guidelines. Securities are valued scrip-wise.

i. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

j. The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the AFS and FVTPL categories is as per the rates published by FBIL and for unquoted corporate bonds, security level valuation (SLV) published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

k. Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

l. The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹ 1, as per RBI guidelines.

m. Investments in units of Venture Capital Funds (VCFs)/Alternative Investment Funds (AIFs) are categorised under FVTPL and are valued at the net asset value (NAV) declared by the VCFs/AIFs respectively. If the latest NAV is not available continuously for more than 18 months, the units of VCFs/AIFs are valued at ₹ 1, as per RBI guidelines.

n. The units of Infrastructure Investment Trust (InvIT) are valued as per the quoted price available on the exchange.

o. At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank and domestic subsidiaries (excluding insurance subsidiaries) reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank and domestic subsidiaries (excluding insurance

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

subsidiaries) makes additional provisions on the security receipts based on the remaining period for the resolution period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided. The provision on the fully provided security receipts including receipts guaranteed by Government of India, is reversed through profit and loss account on actual receipts of recoveries or approval of claims, if any, by the Government of India.

p. Impairment of on non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

q. Gain/loss on sale of investments except AFS equity investments is recognised in the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The realised gain or loss on AFS equity investments is recognised in AFS reserve. Further, the profit from sale of HTM investments, investments in subsidiaries, joint ventures and associates and equity AFS investments, net of taxes and transfer to statutory reserve is appropriated to "Capital Reserve" in accordance with the RBI guidelines.

r. The Bank and domestic subsidiaries (excluding insurance subsidiaries) undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market gain/loss is charged to profit and loss account as per RBI guidelines.

s. Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF)/ Marginal Standing Facility (MSF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

ii) The Bank's overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in 'AFS'/'Fair Value Through Other Comprehensive Income' (FVOCI) category directly in AFS reserves. Further unrealised gain/loss on investment in 'HFT'/'Fair Value Through Profit and Loss' (FVTPL) category is accounted directly in the profit and loss account. Investments in 'HTM'/'amortised cost' category are carried at amortised cost.

iii) In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938 (as amended from time to time), the Insurance Regulatory and Development Authority of India (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024 and various other circulars/notifications issued by the IRDAI and IFSC in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a. All debt securities including government securities and redeemable preference shares are considered as 'held to maturity' and stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b. Listed equity shares and equity exchange traded funds (ETF) are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE). Unlisted equity shares are stated at acquisition cost less impairment, if any. Equity shares lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised in the Balance Sheet as the Company retains all the associated risks and rewards of these securities. Non-traded and thinly traded equity shares are valued at last available price on NSE/BSE or the value derived using valuation principle of net worth per share, whichever is lower. Equity shares are classified as non-traded if the same is not quoted on NSE/BSE for preceding 30 days from the valuation date.

c. Mutual fund units are valued based on the previous day's net asset value.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' and 'Liabilities on policies in force' in the balance sheet for Shareholders' fund and Policyholders' fund respectively for life insurance business.


SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

In the case of general insurance business, valuation of investments is done on the following basis:

a. All debt securities including government securities, money market instruments, non-convertible and redeemable preference shares and excluding Additional Tier-1 perpetual bonds are considered as 'held to maturity' and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount over the holding/maturity period in accordance with income recognition policy.

b. Additional Tier-1 perpetual bond investments are valued at fair value using market yield rates published by rating agency registered with the Securities and Exchange Board of India (SEBI).

c. Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the last quoted closing price on the NSE and in case these are not listed on NSE, then based on the last quoted closing price on the BSE.

d. Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

e. Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares, convertible preference shares and mutual fund investments and Additional Teir-1 perpetual bonds are taken to 'Revenue and other reserves' in the balance sheet for general insurance business.

Insurance subsidiaries assess at each balance sheet date whether there is any indication that any investment may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account. The previously impaired loss is also reversed on disposal/realisation of securities and results thereon are recognised.

The total proportion of investments other than linked investments, for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 20.49% of the total investments at March 31, 2026 (March 31, 2025: 22.66%).

3. Loans and other credit facilities

i) The Bank and domestic subsidiaries (excluding insurance subsidiaries) classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the respective host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Interest on non-performing advances is transferred to an interest suspense account and not recognised in profit and loss account until received.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) considers an account as restructured, where for economic or legal reasons relating to the borrower's financial difficulty, the Bank and domestic subsidiaries (excluding insurance subsidiaries) grants concessions to the borrower, that the Bank and domestic subsidiaries (excluding insurance subsidiaries) would not otherwise consider. The moratorium granted to the borrowers based on RBI guidelines is not accounted as restructuring of loan. Certain specified guidelines by RBI requires the asset classification to be maintained as 'Standard'. Therefore, the borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines or host country regulations, as applicable.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets as per internal provisioning norms, subject to minimum provisioning requirements of RBI. Loss assets and the

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per RBI guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are NPAs both as per the RBI guidelines and host country guidelines, provisions are made at the higher of the provisions required as per internal provisioning norms and host country guidelines, provisions on non-performing retail loans and advances, subject to minimum provisioning requirements of RBI, are made on the basis of the ageing of the loan. The specific provisions on non-performing loans and advances held by the Bank and domestic subsidiaries (excluding insurance subsidiaries) are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to RBI, the entire amount is provided over a period not exceeding four quarters starting from the quarter in which fraud has been declared. In respect of non-retail loans which are classified as loss accounts, the entire amount is provided immediately. Also, in case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per RBI guidelines.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with RBI directions.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) makes provision on restructured loans subject to minimum requirements as per RBI guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

The NPAs are written-off in accordance with the internal policy and in accordance with RBI guidelines. Amounts recovered against bad debts written-off are recognised in the profit and loss account.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sector, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI's large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and RBI requirement.

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures with contractual maturity exceeding 180 days on a graded scale ranging from 0.25% to 25.00%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the Bank's net funded exposure in respect of a country is less than 1% of its total assets, no provision is required on such country exposure.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) makes additional provisions as per RBI guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the RBI from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

The Bank and domestic subsidiaries (excluding insurance subsidiaries), on prudent basis, has made contingency provision on certain loan portfolios, following the Covid-19 pandemics as well as specific geo-political escalations. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in 'Schedule 5 - Other Liabilities and Provisions'.



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision can be utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement if extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

ii) In the case of the Bank's UK subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

iii) The Bank's Canadian subsidiary measures impairment loss on all financial assets using expected credit loss (ECL) model based on a three-stage approach. The ECL for financial assets that are not credit-impaired and for which there is no significant increase in credit risk since origination, is computed using 12-month probability of default (PD) and represents the lifetime cash shortfalls that will result if a default occurs in next 12 months. The ECL for financial assets, that are not credit-impaired but have experienced a significant increase in credit risk since origination, is computed using a lifetime PD, and represents lifetime cash shortfalls that will result if a default occurs during the expected life of financial assets. A financial asset is considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The allowance for credit losses for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 2.67% of the total loans at March 31, 2026 (March 31, 2025: 2.74%).

4. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted, only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised based on the method prescribed in the guidelines. As per the RBI guidelines issued on September 24, 2021, gain realised at the time of securitisation of loans is accounted through profit and loss account on completion of transaction. The Bank accounts for any loss arising from securitisation immediately at the time of sale.

The unrealised gains, associated with expected future margin income is recognised in profit and loss account on receipt of cash, after absorbing losses, if any.

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of direct assignment of loan assets is recognised at the time of sale. As per the RBI guidelines issued on September 24, 2021, any loss or realised gain from sale of loan assets through direct assignment is accounted through profit and loss account on completion of transaction.

The acquired loans is carried at acquisition cost. In case premium is paid on a loan acquired, premium is amortised over the loan tenure.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

In accordance with RBI guidelines, in case of non-performing loans sold to Asset Reconstruction Companies (ARCs), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

The Canadian subsidiary has entered into securitisation arrangements in respect of its originated and purchased mortgages. ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognise the mortgages securitised as "Loans and Advances" and the amounts received through securitisation are recognised as "Other borrowings".

5. **Fixed assets (Property, Plant and Equipment)**

   Fixed assets, other than premises of the Bank and domestic subsidiaries (excluding insurance subsidiaries) are carried at cost less accumulated depreciation and impairment, if any. Premises of the Bank and domestic subsidiaries (excluding insurance subsidiaries) are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset.

   Depreciation is charged over the estimated useful life of fixed assets on a straight-line basis. Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised. The Group assets individually costing up to ₹ 5,000/- are depreciated fully in the year of acquisition.

   In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually. Profit on sale of premises by the Bank is appropriated to capital reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

   The useful lives of the groups of fixed assets are given below.

Assets	Useful life
Premises	60 years
Lease assets and improvement to leasehold properties	60 years or lease period whichever is lower
ATMs[1,2]	5 - 8 years
Plant and Machinery[1] (including office equipment)	3 - 10 years
Electric installation and equipments	3 - 15 years
Computers	3 - 5 years
Servers and network equipment[1]	3 - 10 years
Furniture and fixtures[1]	5 - 10 years
Motor vehicles[1]	5 years
Others (including software)[1,3]	3 - 5 years

1. *The useful life of fixed assets is based on historical experience of the Group, which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.*

2. *Cash acceptor machine*

3. *Excludes software, which are procured based on licensing arrangements and depreciated over the period of license.*

4. *Assets at residences of Bank's employees are depreciated over the estimated useful life of 5 years.*



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant RBI guidelines or specific RBI directions.

6. **Translation of foreign currency items**

   The consolidated financial statements of the Group are reported in Indian rupees (₹), the national currency of India. Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign branches and offshore banking units are translated at quarterly average rates and foreign subsidiaries are translated at year to date average rate.

   Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are recognised in the profit and loss account.

   Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/ losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, in the profit and loss account.

   Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

7. **Foreign exchange and derivative contracts**

   Derivative transactions comprises of forward contracts, futures, swaps and options. The Group undertakes derivative transactions for trading and hedging balance sheet assets and liabilities.

   The forward exchange contracts that are not intended for trading and are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction are effectively valued at closing spot rate. The premium or discount arising on inception of such forward exchange contracts is amortised over the life of the contract as interest income/expense. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

   The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Group identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss account except in the case of the Bank's overseas banking subsidiaries.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

In overseas subsidiaries, in case of fair value hedge, the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account and in case of cash flow hedges, changes in the fair value of effective portion of the cash flow hedge are taken to 'Revenue and other reserves' and ineffective portion, if any, are recognised in the profit and loss account.

The derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss is accounted for in the profit and loss account. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative. Premium for Foreign currency/ Indian rupees option transaction is recognised as income/expense on expiry or early termination of the transaction. Mark to market gain/loss (adjusted for premium received/paid on options contracts) is recorded in the profit and loss account. The gain or loss arising on unwinding or termination of the contracts, is accounted for in the Profit and Loss account. Currency futures contracts are marked to market using daily settlement price on a trading day, which is the closing price of the respective futures contracts on that day. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

8. **Employee Stock Option Scheme (ESOS) and Employee Stock Unit Scheme (ESUS)**

   The following entities within the Group have granted stock options/units to their employees:

   - ICICI Bank Limited

   - ICICI Prudential Life Insurance Company Limited

   - ICICI Lombard General Insurance Company Limited

   - ICICI Securities Limited (till FY2025)

   The Employees Stock Option Scheme 2000 (Option Scheme) of the Bank provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The options granted vest in a graded manner and may be exercised within a specified period.

   The Employees Stock Unit Scheme - 2022 (Unit Scheme) provides for grant of units at face value to the eligible employees of the Bank and its subsidiaries. The units granted vest in a graded manner and as per vesting criteria and may be exercised within a specified period.

   The Bank uses Black-Scholes model to fair value the options/units on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share option/units, volatility, risk free rate and dividend yield.

   For stock options granted prior to March 31, 2021, the Bank recognised cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under Intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date.

   Pursuant to RBI clarification dated August 30, 2021, the cost of stock options/units granted after March 31, 2021 is recognised based on fair value method. The cost of stock options/units granted up to March 31, 2021 continues to be recognised on intrinsic value method.

   The cost of stock options/units is recognised in the profit and loss account over the vesting period.

   In case of modification/cancellations and replacements of options/units already granted, the Bank measures the incremental fair value of options/units as a difference between the fair value of modified options/units and that of the original options/units both measured on the modification date and recognises the same over the remaining vesting period.



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

On exercise of the stock options/units, corresponding balance in Employee Stock Options/Units Outstanding is transferred to Securities Premium. In respect of the options/units lapses, the corresponding balance in Employee Stock Options/Units Outstanding is transferred to General Reserve.

ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited have also formulated similar stock options/units schemes for their employees for grant of equity shares of their respective companies. The intrinsic value method is followed by ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited to account for their stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the closing price on the stock exchange with the highest trading volume of the underlying shares of the Bank, ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, immediately prior to the grant date.

9. **Employee benefits**

Gratuity

The Group pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Group makes contribution to recognised trusts which administer the funds on their own account or through insurance companies.

Actuarial valuation of the gratuity liability is determined by an independent actuary appointed by the Group. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes maximum 15.0% of the total annual basic salary for certain employees to superannuation funds. ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited and ICICI Investment Management Company Limited have accounted for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

The Group contributes upto 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The employees are given an option to receive the amount in cash in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Group to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account. The Group has no liability towards future benefits under superannuation fund and national pension scheme other than its annual contribution.

Pension

The Bank provides for pension, a defined benefit plan covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Actuarial valuation of the pension liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount for eligible employees. The Group makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner and the balance contributions are transferred to funds administered by trustees. The funds are invested according to the rules prescribed by the Government of India. The Group recognises such contribution as an expense in the year in which it is incurred.

Interest payable on provident fund should not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952. Actuarial valuation for the interest obligation on the provident fund balances is determined by an actuary appointed by the Group.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

The overseas branches of the Bank and its eligible employees contribute a certain percentage of their salary towards respective government schemes as per local regulatory guidelines. The contribution made by the overseas branches is recognised in profit and loss account at the time of contribution.

Compensated absences

The Group provides for compensated absences based on actuarial valuation conducted by an independent actuary.

10. **Income taxes**

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year and change in tax rate.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account. In accordance with paragraph 2A of AS 22, the Group has neither recognised nor disclosed deferred tax assets or liabilities in respect of Pillar Two income taxes.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon the management's judgement as to whether their realisation is considered as reasonably certain. However, in case of domestic companies, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

Minimum Alternate Tax (MAT) credit is recognised as an asset to the extent there is convincing evidence that the Group will pay normal income tax during specified period, i.e., the period for which MAT credit is allowed to be carried



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

forward as per prevailing provisions of the Income Tax Act 1961. In accordance with the recommendation contained in the guidance note issued by ICAI, MAT credit is to be recognised as an asset in the year in which it becomes eligible for set off against normal income tax. The Group reviews MAT credit entitlements at each balance sheet date and writes down the carrying amount to the extent there is no longer convincing evidence to the effect that the Group will pay normal income tax during the specified period.

11. Impairment of assets

The immovable fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is treated as impaired when its carrying amount exceeds its recoverable amount. The impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the impaired assets exceeds their recoverable value. The Bank and its housing finance subsidiary follows revaluation model of accounting for its premises and the recoverable amount of the revalued assets is considered to be close to its revalued amount. Accordingly, separate assessment for impairment of premises is not required.

For assets other than premises, the Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided in the profit and loss account to the extent the carrying amount of assets exceeds their estimated recoverable amount.

12. Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

13. Earnings per share

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the Group outstanding during the year, except where the results are anti-dilutive.

14. Share issue expenses

Share issue expenses are deducted from Securities Premium Account in terms of Section 52 of the Companies Act, 2013.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

15. Bullion transaction

The Bank deals in bullion business on a consignment basis. The bullion is priced to the customers based on the price quoted by the supplier. The difference between price recovered from customers and cost of bullion is accounted for as commission at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest expense/income is accounted on accrual basis.

16. Lease transactions

Lease payments including cost escalations for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis. The leases of property, plant and equipment, where substantially all of the risks and rewards of ownership are transferred to the Bank are classified as finance lease. Minimum lease payments under finance lease are apportioned between the finance costs and outstanding liability.

17. Cash and cash equivalents

Cash and cash equivalents include cash in hand, rupee digital currency, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

18. Segment Reporting

The disclosure related to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

19. Corporate Social Responsibility

Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the Profit and Loss Account.

20. Claims and benefits paid

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on internal management estimates or on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation and includes provision for solatium fund. Salvaged stock is recognised at estimated net realisable value based on independent valuer's report. Estimated liability for outstanding claim is determined by the management on the basis of ultimate amounts likely to be paid on each claim based on the past experience and in cases where claim payment period exceeds four years based on actuarial valuation. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims that have been incurred but are not enough reported (IBNER). The provision for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the Appointed Actuary of the entity. The actuarial estimate is derived in accordance with relevant IRDAI regulations and Guidance Note GN 21 issued by the Institute of Actuaries of India.

In the case of life insurance business, benefits paid comprise policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival, maturity and annuity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation. Amount payable on lapsed/discontinued policies are accounted for on expiry of lock-in-period of these policies. Surrenders, withdrawals and lapsation are disclosed at net of charges recoverable. Claim settlement cost, legal and other fees form part of claim cost wherever applicable. Reinsurance claims receivable are accounted for in the period in which the claim is intimated and are netted off against benefits paid. Repudiated claims and other claims disputed before the judicial authorities are provided for on prudent basis as considered appropriate by the management.



SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

21. Liability for life policies in force

In the case of life insurance business, the actuarial liabilities for life policies in force and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, and regulations notified by the Insurance Regulatory and Development Authority of India, relevant Guidance Notes and Actuarial Practice Standards of the Institute of Actuaries of India and regulations notified by International Financial Services Centres Authority for business sourced through ICICI Prudential Life Insurance Company Limited, IFSC Insurance Office (Gandhinagar).

22. Reserve for unexpired risk

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable to and is to be allocated to succeeding accounting periods. For fire, marine cargo and miscellaneous business it is calculated on a daily pro-rata basis, except in the case of marine hull business which is computed at 100.00% of net premium written on all unexpired policies at balance sheet date.

23. Actuarial method and valuation

In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, morbidity, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations.

The liability for the unexpired portion of the risk for the non-unit liabilities of linked business and attached riders is the higher of liability calculated using discounted cash flows and unearned premium reserves.

An unexpired risk reserve and a reserve in respect of claims incurred but not reported is held for contracts wherein there is a possibility of lag in intimation of claims.

The unit liability in respect of linked business is the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date.

Mortality rates used are based on the published "Indian Assured Lives Mortality (2012-2014) Ult." mortality table for assurances and "Indian Individual Annuitant's Mortality Table (2012-15)" table for annuities, adjusted to reflect expected experience. Morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at least at current levels, in respect of renewal expenses, with no allowance for future improvements.

24. Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of new and renewal of insurance contracts and are expensed in the period in which they are incurred.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (AS) and Reserve Bank of India (RBI) guidelines.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS-20 - Earnings per share. Basic earnings per equity share is computed by dividing net profit/(loss) after tax by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Net profit/(loss) attributable to equity shareholders used in computation of Basic EPS	542,077.0	510,292.0
Less: Dilution impact of options granted by subsidiary and associate companies	(237.9)	(418.0)
Net profit/(loss) attributable to equity shareholders used in computation of Diluted EPS	541,839.1	509,874.0
Nominal value per share (₹)	2.00	2.00
Basic earnings per share (₹)	75.89	72.41
Effect of potential equity shares (₹)	(1.12)	(1.27)
Diluted earnings per share (₹)[1]	74.77	71.14
Reconciliation between weighted shares used in computation of basic and diluted earnings per share		
Weighted average number of equity shares outstanding used in computation of Basic EPS	7,142,831,136	7,047,535,896
Add: Effect of potential equity shares	104,051,422	119,746,543
Weighted average number of equity shares outstanding used in computation of Diluted EPS	7,246,882,558	7,167,282,439

1. The dilutive impact is due to options/units granted to employees by the Group.



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

2. Related party transactions

The Group has transactions with its related parties comprising associates/other related entities, key management personnel and relatives of key management personnel.

I. *Related parties*

Associates/other related entities

Name of the entity	Nature of relationship
Arteria Technologies Private Limited	Associate
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[1]	Associate
India Advantage Fund III[2]	Associate
India Advantage Fund IV[2]	Associate
India Infradebt Limited	Associate
NIIT Institute of Finance, Banking and Insurance Training Limited[1]	Associate
Comm Trade Services Limited[3]	Other related entity
ICICI Foundation for Inclusive Growth	Other related entity
Cheryl Advisory Private Limited	Enterprises over which KMP/relatives of KMP have control/significant influence
FactoryOS Private Limited[4]	Enterprises over which KMP/relatives of KMP have control/significant influence
Chamunda Diamonds[5]	Enterprises over which KMP/relatives of KMP have control/significant influence
GENEZEN[6]	Enterprises over which KMP/relatives of KMP have control/significant influence
Procedium Strategy LLP[4]	Enterprises over which KMP/relatives of KMP have control/significant influence

1. *During Q1-2026, FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) and NIIT Institute of Finance, Banking and Insurance Training Limited ceased to be related parties of the Bank.*

2. *During Q2-2026, India Advantage Fund III & India Advantage Fund IV ceased to be related parties of the Bank.*

3. *During Q1-2025, Comm Trade Services Limited ceased to be a related party of the Bank.*

4. *From Q4-2025, Procedium Strategy LLP and FactoryOS Private Limited are considered as related parties of the Bank.*

5. *From Q1-2025, Chamunda Diamonds is considered as a related party of the Bank.*

6. *From Q1-2026, GENEZEN is considered as a related party of the Bank.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Key management personnel

Name of the Key management personnel	Relatives of the Key management personnel
Mr. Sandeep Bakhshi	• Ms. Aishwarya Shivam Bakhshi • Mr. Ashwin Pradhan • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Ms. Mona Bakhshi • Ms. Radhika Bakhshi • Mr. Ritwik Thakurta • Mr. Sameer Bakhshi • Mr. Shivam Bakhshi
Mr. Sandeep Batra	• Ms. Arushi Batra • Mr. Pranav Batra • Mr. Sarthak Shah • Ms. Veena Batra • Mr. Vivek Batra
Mr. Rakesh Jha	• Ms. Aparna Ahuja • Ms. Apoorva Jha Bansal • Mr. Narendra Kumar Jha • Mr. Navin Ahuja • Late Ms. Pushpa Jha • Mr. Rajesh Jha • Mr. Sachchit Jha • Ms. Sanjali Jha • Mr. Sharad Bansal • Ms. Swati Jha
Mr. Ajay Gupta	• Mr. Akhil Gupta • Mr. Aneesh Gupta • Ms. Aparna Gupta • Mr. Ashok Gupta • Ms. Madhu Gupta • Ms. Maitri Sanjay Thakker • Ms. Rita Agarwal • Ms. Shabnam Gupta • Ms. Shanti Gupta • Shyam Lall Gupta HUF • Mr. Vinay Gupta



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

II. *Transactions with related parties*

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Interest income	**427.4**	**645.4**
Associates/others	**425.7**	643.4
Key management personnel	**1.7**	2.0
Income from services rendered	**56.2**	**329.8**
Associates/others	**54.1**	327.8
Key management personnel	**2.0**	1.9
Relatives of key management personnel	**0.1**	0.1
Dividend income	**106.5**	**106.5**
Associates/others	**106.5**	106.5
Income from shared services	**13.6**	**27.1**
Associates/others	**13.6**	27.1
Insurance premium received	**28.2**	**25.8**
Associates/others	**21.6**	19.9
Key management personnel	**0.7**	0.4
Relatives of key management personnel	**5.9**	5.5
Interest expense	**89.6**	**115.4**
Associates/others	**48.6**	83.9
Key management personnel	**28.3**	21.6
Relatives of key management personnel	**12.7**	9.9
Expenses for services received	**345.5**	**1,193.4**
Associates/others	**345.5**	1,193.4
Expenses for shared services and other payments	**1.7**	**2.1**
Key management personnel	**1.7**	2.1
Insurance claims, surrenders and annuities paid	**25.6**	**4.3**
Associates/others	**25.0**	3.7
Key management personnel	**0.6**	0.6
CSR expenses	**11,371.7**	**9,093.9**
Associates/others	**11,371.7**	9,093.9
Remuneration to wholetime directors[1]	**382.6**	**365.1**
Key management personnel	**382.6**	365.1
Value Of ESOPs exercised	**769.4**	**476.6**
Key management personnel	**769.4**	476.6

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Dividend paid	**22.8**	**21.8**
Associates/others	**0.0**	-
Key management personnel	**15.8**	14.1
Relatives of key management personnel	**7.0**	7.7
Volume of fixed deposits accepted	**1,744.4**	**17,281.1**
Associates/others	**1,091.9**	16,881.7
Key management personnel	**562.7**	309.5
Relatives of key management personnel	**89.8**	89.9
Capital Infusion	**17.5**	**5.8**
Associates/others	**17.5**	5.8
Investments in the securities issued by related parties	**18,670.2**	**27,497.3**
Associates/others	**18,670.2**	27,497.3
Redemption/buyback of investments by related parties	**2,842.1**	**328.2**
Associates/others	**2,842.1**	328.2
Sale of loan	**3,569.1**	**-**
Associates/others	**3,569.1**	-
Purchases of fixed assets	**1.0**	**2.7**
Associates/others	**1.0**	2.7
Forex/swaps/derivatives and forwards transactions entered (notional value)	**72.5**	**763.7**
Associates/others	**72.5**	763.7
Guarantees/letters of credit given by the Group during the period	**2,014.7**	**140.3**
Associates/others	**2,014.7**	140.3

1. *Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.*


SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

III. *Material transactions with related parties*

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Interest income		
India Infradebt Limited	**417.2**	633.6
Income from services rendered		
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	**35.0**	276.8
India Infradebt Limited	**14.1**	50.0
Dividend income		
India Infradebt Limited	**106.5**	106.5
Income from shared services		
ICICI Foundation for Inclusive Growth	**13.5**	27.0
Insurance premium received		
ICICI Foundation for Inclusive Growth	**18.2**	14.7
India Infradebt Limited	**3.2**	2.8
Aparna Gupta	**5.0**	5.0
Interest expense		
Arteria Technologies Private Limited	**44.9**	20.7
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	**0.1**	29.3
ICICI Foundation for Inclusive Growth	**0.4**	18.3
NIIT Institute of Finance, Banking and Insurance Training Limited	**3.2**	15.6
Rakesh Jha	**24.9**	16.8
Expenses for services received		
Arteria Technologies Private Limited	**167.9**	142.8
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	**177.6**	1,050.6
Expenses for shared services and other payments		
Ajay Gupta	**0.4**	0.8
Rakesh Jha	**0.5**	0.6
Sandeep Batra	**0.8**	0.7
Insurance claims, surrenders and annuities paid		
ICICI Foundation for Inclusive Growth	**25.0**	3.7
Sandeep Bakhshi	**0.5**	0.5
CSR expenses		
ICICI Foundation for Inclusive Growth	**11,371.7**	9,093.9

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED
SCHEDULES
forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Remuneration to wholetime directors		
Ajay Gupta	87.6	79.7
Rakesh Jha	93.4	89.6
Sandeep Bakhshi	106.2	104.5
Sandeep Batra	95.4	91.3
Value of ESOPs exercised		
Ajay Gupta	30.2	41.6
Rakesh Jha	214.8	99.8
Sandeep Bakhshi	284.6	213.8
Sandeep Batra	239.9	121.4
Dividend paid		
Ajay Gupta	5.5	5.9
Rakesh Jha	0.6	0.6
Sandeep Bakhshi	3.3	4.1
Sandeep Batra	6.3	3.5
Shivam Bakhshi	2.7	4.1
Volume of fixed deposits accepted		
Arteria Technologies Private Limited	1,059.9	412.8
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	-	16,255.0
Rakesh Jha	460.7	172.1
Capital Infusion		
Arteria Technologies Private Limited	17.5	5.8
Investments in the securities issued by related parties		
India Infradebt Limited	18,670.2	27,497.3
Redemption/buyback of investments by related parties		
India Advantage Fund III	61.5	142.9
India Advantage Fund IV	80.6	185.3
India Infradebt Limited	2,700.0	-
Sale of loan		
India Infradebt Limited	3,569.1	-
Purchases of fixed assets		
Arteria Technologies Private Limited	1.0	2.7
Forex/swaps/derivatives and forwards transactions entered (notional value)		
Arteria Technologies Private Limited	72.5	116.4
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	-	647.4
Guarantees/letters of credit given by the Group		
ICICI Foundation for Inclusive Growth	2,013.1	140.3



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

IV. *Related party outstanding balances*

The following table sets forth, for the periods indicated, the balances payable to/receivable from related parties.

₹ in million

Particulars	At March 31, 2026	At March 31, 2025
Deposits accepted	**4,443.4**	**2,068.4**
Associates/others	**3,350.2**	1,385.0
Key management personnel	**879.9**	496.5
Relatives of key management personnel	**213.3**	186.9
Investments of related parties in the Group	**11.7**	**9.2**
Associates/others	**0.0**	-
Key management personnel	**5.4**	2.9
Relatives of key management personnel	**6.3**	6.3
Payables	**3,834.1**	**5,103.7**
Associates/others	**3,833.3**	5,102.4
Key management personnel	**0.2**	0.2
Relatives of key management personnel	**0.6**	1.1
Investments of the Group	**13,479.3**	**12,735.1**
Associates/others	**13,479.3**	12,735.1
Advances by the Group	**144.3**	**119.6**
Associates/others	**101.7**	72.9
Key management personnel	**40.0**	45.4
Relatives of key management personnel	**2.6**	1.3
Receivables	**198.2**	**221.0**
Associates/others	**198.2**	221.0
Relatives of key management personnel	**-**	0.0
Guarantees issued by the Group	**2,013.1**	**197.7**
Associates/others	**2,013.1**	197.7

1. *0.0 represents insignificant amount.*

V. *Related party maximum balances*

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Deposits accepted		
Key management personnel	**879.9**	727.3
Relatives of key management personnel	**243.4**	197.1
Investments of related parties in the Group[1]		
Key management personnel	**5.4**	3.1
Relatives of key management personnel	**6.3**	6.3
Payables		
Key management personnel	**0.2**	0.2
Relatives of key management personnel	**1.0**	1.5
Advances by the Group		
Key management personnel	**99.7**	68.9
Relatives of key management personnel	**3.7**	6.9
Receivables		
Key management personnel	**0.1**	0.1
Relatives of key management personnel	**-**	0.0

1. *Maximum balance of 'Payables', 'Receivables' and 'Investments of related parties in the Group' is determined based on comparison of the total outstanding balances at each quarter end during the financial year.*
2. *0.0 represents insignificant amount.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

3. Employee Stock Option Scheme (ESOS)/Employees Stock Unit Scheme (ESUS)

ICICI Bank:

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10.0% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants. In May 2018, exercise period was further modified to not exceed five years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vested in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019.

Options granted prior to March 2014 vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant.

The exercise price of the Bank's options, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options.

In terms of ESUS, the maximum number of units granted to any eligible employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for grant over a period of seven years from the date of approval of the unit scheme by the shareholders.

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of four years. Exercise price shall be the face value of equity shares of the Bank i.e. ₹ 2 for each unit (as adjusted for any changes in capital structure of the Bank).

Units granted under the scheme vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. Exercise period of units is five years from the date of vesting, or such shorter period as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant.

As per the Scheme of arrangement amongst ICICI Bank Limited, ICICI Securities Limited (ICICI Securities) and their respective Shareholders ("the Scheme"), the outstanding Employee Stock Options (Options) and/or Employee Stock Units (Units) as on March 24, 2025 (Record Date), granted by ICICI Securities Limited to the employees of ICICI Securities Limited and its subsidiaries under the ICICI Securities Limited Employees Stock Option Scheme 2017 and ICICI Securities Limited Employees Stock Unit Scheme 2022 stand cancelled. Fresh Options/Units have been granted by the Bank in line with the approved swap ratio and the fractional entitlements, if any, arising pursuant to the applicability of the swap ratio has been rounded off to the nearest higher integer. The exercise price for Options is adjusted after taking into account the effect of the Swap Ratio.

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2026, was ₹ 424.14 (year ended March 31, 2025: ₹ 444.76) and of units granted during the year ended March 31, 2026, was ₹ 1,328.15 (year ended March 31, 2025: ₹ 1,120.43).



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Risk-free interest rate	5.84% to 6.16%	6.42% to 7.11%
Expected term	3.53 to 5.53 years	3.43 to 5.43 years
Expected volatility	19.70% to 31.13%	18.01% to 33.27%
Expected dividend yield	0.70% to 0.74%	0.65% to 0.83%

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Risk-free interest rate	5.97% to 6.05%	6.42% to 7.09%
Expected term	1.58 to 3.58 years	1.58 to 3.58 years
Expected volatility	18.39% to 20.84%	16.49% to 24.72%
Expected dividend yield	0.74%	0.72% to 0.74%

Risk free interest rates over the expected term of the option/units are based on the government securities yield in effect at the time of the grant. The expected term of an option/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option/units. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option/units is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option/units are based on recent dividend activity. The key assumptions for the year ended March 31, 2025 also includes the key assumptions used for options/units granted to employees of ICICI Securities Limited in accordance with the Scheme.

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2026		Year ended March 31, 2025	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	169,866,927	484.94	198,731,466	411.26
Add: Granted during the year[1]	12,833,970	1,356.42	15,964,860[1]	1,052.89
Less: Lapsed during the year, net of re-issuance	1,067,490	1,089.07	1,997,001	896.53
Less: Exercised during the year	36,361,312	374.10	42,832,398	335.58
Outstanding at the end of the year	**145,272,095**	**585.24**	**169,866,927**	**484.94**
Options exercisable	118,612,481	452.02	137,704,023	379.06

1. *FY2025 includes 3.0 million number of options granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the summary of stock options outstanding at March 31, 2026.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	189,815	152.99	0.07
200-399	66,583,017	266.41	2.16
400-599	22,767,056	510.21	1.75
600-799	17,758,652	743.57	3.24
800-999	13,134,220	896.39	4.15
1000-1199	12,312,785	1,111.19	5.18
1200-1399	12,521,550	1,355.13	6.15
1400-1599	5,000	1,418.70	6.40

The following table sets forth, the summary of stock options outstanding at March 31, 2025.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-199	1,188,860	157.91	0.76
200-399	88,958,357	269.18	2.81
400-599	31,580,712	491.68	2.41
600-799	21,218,869	743.79	4.26
800-999	13,937,234	896.55	5.14
1000-1200	12,982,895	1,111.98	6.18

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock unit plan.

₹ except number of units

Particulars	Stock Units outstanding			
	Year ended March 31, 2026		Year ended March 31, 2025	
	Number of Units	Weighted average exercise price	Number of Units	Weighted average exercise price
Outstanding at the beginning of the year	8,032,295	2.00	4,190,810	2.00
Add: Granted during the year[1]	4,231,550	2.00	4,964,420[1]	2.00
Less: Lapsed during the year, net of re-issuance	488,308	2.00	371,263	2.00
Less: Exercised during the year	1,823,427	2.00	751,672	2.00
Outstanding at the end of the year	9,952,110	2.00	8,032,295	2.00
Units exercisable	1,357,105	2.00	560,656	2.00

1. FY2025 includes 0.6 million number of units granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme.

At March 31, 2026, the weighted average remaining contractual life of stock units outstanding was 5.59 years (at March 31, 2025: 5.90 years).



SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2026 was ₹ 1,392.29 (year ended March 31, 2025: ₹ 1,222.88).

ICICI Life:

ICICI Prudential Life Insurance Company Limited has formulated ESOS/ESUS for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company Limited.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2026		Year ended March 31, 2025	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	24,255,595	450.66	28,450,010	440.61
Add: Granted during the year	4,416,800	553.17	640,100	580.30
Less: Forfeited/lapsed during the year	465,130	518.46	183,430	498.94
Less: Exercised during the year	3,650,897	408.77	4,651,085	405.14
Outstanding at the end of the year	24,556,368	474.04	24,255,595	450.66
Options exercisable	17,446,258	456.59	17,009,763	436.70

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2026.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
300-399	2,707,415	379.43	0.30
400-499	12,555,753	438.52	3.15
500-599	9,239,700	549.19	4.63
600-699	53,500	618.73	2.88

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2025.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
300-399	4,355,285	379.57	1.25
400-499	14,483,010	436.29	4.09
500-599	5,363,800	545.49	4.37
600-699	53,500	618.73	3.88

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the summary of the status of the ICICI Prudential Life Insurance Company Limited's stock unit plan.

₹ except number of units

| Particulars | Stock units outstanding | | | |
| | Year ended March 31, 2026 | | Year ended March 31, 2025 | |
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	1,700,770	10.00	-	-
Add: Granted during the year	436,560	10.00	1,710,600	10.00
Less: Lapsed during the year, net of re-issuance	122,763	10.00	9,830	10.00
Less: Exercised during the year	349,748	10.00	-	-
Outstanding at the end of the year	**1,664,819**	**10.00**	**1,700,770**	**10.00**
Units exercisable	**162,695**	**10.00**	3,160	10.00

At March 31, 2026, the weighted average remaining contractual life of stock units outstanding was 5.42 years (at March 31, 2025: 6.20 years).

ICICI General:

ICICI Lombard General Insurance Company Limited has formulated ESOS/ESUS for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company Limited.

₹ except number of options

| Particulars | Stock options outstanding | | | |
| | Year ended March 31, 2026 | | Year ended March 31, 2025 | |
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	12,170,182	1,260.31	14,536,884	1,074.44
Add: Granted during the year	1,557,360	1,718.55	1,241,248	1,648.65
Less: Forfeited/lapsed during the year	311,143	1,281.06	574,248	1,318.47
Less: Exercised during the year	2,663,594	1,189.66	3,033,702	1,152.44
Outstanding at the end of the year	**10,752,805**	**1,343.58**	**12,170,182**	**1,260.31**
Options exercisable	**2,726,996**	**1,299.46**	3,198,284	1,281.98



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company Limited at March 31, 2026.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
700-800	398,330	715.15	0.80
800-1100	409,155	1,086.85	0.50
1100-1200	2,538,670	1,104.10	4.10
1200-1300	1,006,385	1,235.15	1.10
1300-1400	2,201,258	1,363.10	3.10
1400-1500	1,530,419	1,417.15	2.00
1500-1600	40,000	1,589.70	2.40
1600-1700	1,111,228	1,643.95	4.97
1700-1800	1,517,360	1,718.55	6.10

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company Limited at March 31, 2025.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
700-800	682,320	715.15	2.10
800-1100	790,580	1,086.85	1.00
1100-1200	3,344,997	1,104.10	5.10
1200-1300	1,360,800	1,235.15	2.10
1300-1400	2,823,860	1,363.10	4.10
1400-1500	1,949,107	1,417.15	3.00
1500-1600	40,000	1,589.70	3.40
1600-1700	1,178,518	1,643.95	6.00

The following table sets forth, for the periods indicated, the summary of the status of the ICICI Lombard General Insurance Company Limited's stock unit plan.

₹ except number of units

Particulars	Stock units outstanding			
	Year ended March 31, 2026		Year ended March 31, 2025	
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	579,491	10.00	-	-
Add: Granted during the year	787,080	10.00	603,624	10.00
Less: Lapsed during the year, net of re-issuance	148,028	10.00	24,133	10.00
Less: Exercised during the year	111,398	10.00	-	-
Outstanding at the end of the year	**1,107,145**	**10.00**	**579,491**	**10.00**
Units exercisable	173,442	10.00	-	-

At March 31, 2026, the weighted average remaining contractual life of stock units outstanding was 5.70 years (at March 31, 2025: 6.10 years).

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

ICICI Securities:

ICICI Securities Limited has formulated ESOS and ESUS 2022 for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2026		Year ended March 31, 2025	
	Number of options	Weighted average exercise price (₹ per share)	Number of options	Weighted average exercise price (₹ per share)
Outstanding at the beginning of the year	-	-	6,060,085	462.58
Add: Granted during the year	-	-	1,507,800	712.35
Less: Forfeited/lapsed during the year	-	-	1,381,345	582.59
Less: Exercised during the year	-	-	1,768,340	428.72
Less: Cancelled during the year	-	-	4,418,200	523.81
Outstanding at the end of the year	-	-	-	-
Options exercisable	-	-	-	-

The following table sets forth, for the periods indicated, a summary of the status of the stock unit plan of ICICI Securities Limited.

₹ except number of units

Particulars	Stock units outstanding			
	Year ended March 31, 2026		Year ended March 31, 2025	
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	-	-	708,220	5.00
Add: Granted during the year	-	-	505,660	5.00
Less: Lapsed during the year, net of re-issuance	-	-	165,582	5.00
Less: Exercised during the year	-	-	125,471	5.00
Less: Cancelled during the year	-	-	922,827	5.00
Outstanding at the end of the year	-	-	-	-
Units exercisable	-	-	-	-

As per the Scheme of Arrangement amongst ICICI Bank Limited, ICICI Securities Limited and their respective Shareholders ("the Scheme"), the outstanding Employee Stock Options (Options) and/or Employee Stock Units (Units) as on March 24, 2025 (Record Date), granted by ICICI Securities Limited to the employees of ICICI Securities Limited and its subsidiaries under the ICICI Securities Limited Employees Stock Option Scheme 2017 and ICICI Securities Limited Employees Stock Unit Scheme 2022 stand cancelled. Fresh Options/Units have been granted by the Bank in line with the approved swap ratio and the fractional entitlements, if any, arising pursuant to the applicability of the swap ratio has been rounded off to the nearest higher integer. The exercise price for Options is adjusted after taking into account the effect of the Swap Ratio.



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

4. Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

₹ in million

Particulars	At March 31, 2026	At March 31, 2025
Adjusted gross block at March 31	58,126.6	51,219.2
Additions during the year	12,574.2	9,709.0
Deductions during the year	(729.4)	(2,801.6)
Gross block-closing	69,971.4	58,126.6
Depreciation to date	(50,273.8)	(41,972.4)
Net block	**19,697.6**	**16,154.2**

5. Assets on lease

5.1 Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Group.

(i) The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

₹ in million

Particulars	At March 31, 2026	At March 31, 2025
Not later than one year	1,301.1	1,522.2
Later than one year and not later than five years	902.8	2,643.5
Later than five years	49.5	2,130.2
Total	**2,253.4**	**6,295.9**

(ii) Total of non-cancellable lease payments recognised in the profit and loss account for the year ended March 31, 2026 is ₹ 1,905.1 million (year ended March 31, 2025 ₹ 1,651.5 million).

5.2 Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

₹ in million

Particulars	At March 31, 2026	At March 31, 2025
A. Total minimum lease payments outstanding		
Not later than one year	513.0	318.8
Later than one year and not later than five years	1,631.4	884.8
Later than five years	599.2	354.3
Total	**2,743.6**	**1,557.9**
B. Interest cost payable		
Not later than one year	172.7	88.3
Later than one year and not later than five years	416.0	189.9
Later than five years	42.0	26.8
Total	**630.7**	**305.0**
C. Present value of minimum lease payments payable (A-B)		
Not later than one year	340.3	230.5
Later than one year and not later than five years	1,215.4	694.9
Later than five years	557.2	327.5
Total	**2,112.9**	**1,252.9**

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

6. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Provision for depreciation/(appreciation) of investments	(6,059.6)	8,001.1
Provision towards non-performing and other assets[1]	62,768.2	41,272.5
Provision towards income tax		
a) Current[2]	187,095.7	174,971.7
b) Deferred	6,743.6	9,376.6
Other provisions and contingencies[3,4]	(320.2)	(215.8)
Total provisions and contingencies	**250,227.7**	**233,405.9**

1. *Includes provision of the Group towards NPA amounting to ₹ 53,429.1 million (March 31, 2025: ₹ 43,800.0 million).*

2. *The current tax expense in respect of Pillar 2 income taxes for the year ended March 31, 2026 is ₹ 1,091.8 million.*

3. *No contingency provision was made by the Bank during the year ended March 31, 2026 (March 31, 2025: Nil).*

4. *Includes general provision made towards standard assets, provision made on fixed assets acquired under debt-asset swap and non-fund based facilities.*

The Group has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long-term contracts. In accordance with the provisions of Accounting Standard - 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Group recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible or the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Group does not expect the outcome of these proceedings to have a materially adverse effect on its financial results. For insurance contracts booked in its life insurance subsidiary, reliance has been placed on the Appointed Actuary for actuarial valuation of 'liabilities for policies in force'. The Appointed Actuary has confirmed that the assumptions used in valuation of liabilities for policies in force are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI.



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

7. **Description of contingent liabilities**

The following table describes the nature of contingent liabilities of the Group.

Sr. no.	Contingent liability	Brief Description
1.	Claims against the Group, not acknowledged as debts	This item represents demands made in certain tax and legal matters against the Group in the normal course of business and customer claims arising in fraud cases. In accordance with the Group's accounting policy and AS-29, the Group has reviewed and classified these items as possible obligations based on legal opinion/judicial precedents/assessment by the Group.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards liability for partly paid investments. These payment obligations of the Group do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Group enters into foreign exchange contracts in the normal course of its business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts. With respect to the transactions entered into with its customers, the Group generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4.	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Group in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers' credit standing. Through these instruments, the Group undertakes to make payments for its customers' obligations, either directly or in case the customers fail to fulfill their financial or performance obligations.
5.	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Group undertakes in its normal course of business. The Group offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Group also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Group generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6.	Other items for which the Group is contingently liable	Other items for which the Group is contingently liable primarily include the amount of government securities bought/sold and remaining to be settled on the date of financial statements. This also includes amount transferred to RBI under the Depositor Education and Awareness Funds, commitment towards contribution to venture fund, the amount that the Group is obligated to pay under capital contracts and letter of undertaking and indemnity letters. Capital contracts are job orders of a capital nature which have been committed.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

8. **Employee benefits**

   Pension

   The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening obligations	**19,366.5**	**17,919.9**
Service cost	**73.0**	82.1
Interest cost	**1,253.3**	1,268.1
Actuarial (gain)/loss	**(1,578.1)**	1,371.2
Past service cost	**-**	-
Liabilities extinguished on settlement	**(1,050.9)**	(1,225.9)
Benefits paid	**(37.9)**	(48.9)
Obligations at the end of year	**18,025.9**	**19,366.5**
Opening plan assets, at fair value	**18,429.9**	**17,921.5**
Expected return on plan assets	**1,363.5**	1,329.9
Actuarial gain/(loss)	**(705.3)**	273.7
Assets distributed on settlement	**(1,236.3)**	(1,442.2)
Contributions	**1,310.6**	395.9
Benefits paid	**(37.9)**	(48.9)
Closing plan assets, at fair value	**19,124.5**	**18,429.9**
Fair value of plan assets at the end of the year	**19,124.5**	18,429.9
Present value of the defined benefit obligations at the end of the year	**(18,025.9)**	(19,366.5)
Amount not recognised as an asset (limit in Para 59(b) of AS-15 on 'employee benefits')	**(276.4)**	-
Asset/(liability)	**822.2**	**(936.6)**
Cost[1]		
Service cost	**73.0**	82.1
Interest cost	**1,253.3**	1,268.1
Expected return on plan assets	**(1,363.5)**	(1,329.9)
Actuarial (gain)/loss	**(872.8)**	1,097.5
Past service cost	**-**	-
Curtailments & settlements (gain)/loss	**185.4**	216.3
Effect of the limit in para 59(b) of AS-15 on 'employee benefits'	**276.4**	-
Net cost	**(448.2)**	**1,334.1**



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Actual return on plan assets	**658.2**	1,603.6
Expected employer's contribution next year	**400.0**	400.0
Investment details of plan assets		
Government of India securities	**45.75%**	44.20%
Corporate bonds	**38.65%**	42.10%
Equity securities in listed companies	**9.95%**	10.05%
Others	**5.65%**	3.65%
Assumptions		
Discount rate	**7.15%**	6.60%
Salary escalation rate:		
On Basic pay	**1.50%**	1.50%
On Dearness relief	**8.00%**	8.00%
Estimated rate of return on plan assets	**7.50%**	7.50%

1. Included in line item 'Payments to and provision for employees' of Schedule-16 Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Fair value of plan assets	**19,124.5**	18,429.9	17,921.5	18,190.2	19,843.3
Defined benefit obligations	**(18,025.9)**	(19,366.5)	(17,919.9)	(18,429.1)	(18,661.0)
Amount not recognised as an asset (limit in para 59(b) of AS-15 on 'employee benefits')	**(276.4)**	-	-	-	(401.9)
Surplus/(deficit)	**822.2**	(936.6)	1.6	(238.9)	780.4
Experience adjustment on plan assets	**(705.3)**	273.7	439.5	(682.0)	(331.9)
Experience adjustment on plan liabilities	**(421.2)**	(56.5)	(227.0)	805.8	809.0

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening obligations	**27,821.3**	**23,420.9**
Add: Adjustment for exchange fluctuation on opening obligation	**14.5**	3.6
Adjusted obligations	**27,835.8**	**23,424.5**
Service cost	**3,232.3**	2,419.6
Interest cost	**2,039.5**	1,732.8
Actuarial (gain)/loss	**895.2**	2,142.7
Past service cost	**3,047.0**	0.0
Liability transferred from/to other companies	**26.4**	(0.1)
Benefits paid	**(2,169.7)**	(1,898.2)
Obligations at the end of the year	**34,906.5**	**27,821.3**
Opening plan assets, at fair value	**26,091.7**	**22,948.5**
Expected return on plan assets	**1,923.7**	1,641.3
Actuarial gain/(loss)	**(1,418.9)**	639.6
Contributions	**6,448.2**	2,686.1
Assets transferred from/to other companies	**26.9**	1.3
Benefits paid	**(2,111.7)**	(1,825.1)
Closing plan assets, at fair value	**30,959.9**	**26,091.7**
Fair value of plan assets at the end of the year	**30,959.9**	26,091.7
Present value of the defined benefit obligations at the end of the year	**(34,906.5)**	(27,821.3)
Amount not recognised as an asset (limit in para 59(b) of AS-15 on 'employee benefits')	**-**	-
Unrecognised Past Service Cost	**1,331.8**	-
Asset/(liability)	**(2,614.7)**	**(1,729.6)**
Cost[1]		
Service cost	**3,232.3**	2,419.6
Interest cost	**2,039.5**	1,732.8
Expected return on plan assets	**(1,923.7)**	(1,641.3)
Actuarial (gain)/loss	**2,314.1**	1,503.2
Past service cost	**1,751.1**	0.0
Exchange fluctuation loss/(gain)	**14.5**	3.6
Effect of the limit in para 59(b) of AS-15 on 'employee benefits'	**-**	-
Net cost	**7,391.8**	**4,017.9**



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Actual return on plan assets	**504.8**	2,280.9
Expected employer's contribution next year	**4,692.5**	2,010.9
Investment details of plan assets		
Insurer managed funds	**22.37%**	22.06%
Government of India securities	**24.68%**	30.22%
Corporate bonds	**39.48%**	33.34%
Equity	**12.50%**	13.26%
Others	**0.97%**	1.13%
Assumptions		
Discount rate	**6.15%-7.75%**	6.55%-6.92%
Salary escalation rate	**5.69%-10.00%**	5.92%-10.00%
Estimated rate of return on plan assets	**7.00%-8.00%**	7.00%-7.50%

1. Included in line item 'Payments to and provision for employees' of Schedule- 16 Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Fair value of plan assets	**30,959.9**	26,091.7	22,948.5	17,061.6	16,738.3
Defined benefit obligations	**(34,906.5)**	(27,821.3)	(23,420.9)	(18,896.8)	(16,895.1)
Amount not recognised as an asset (limit in para 59(b) of AS-15 on 'employee benefits')	**-**	-	-	-	-
Surplus/(deficit)	**(3,946.6)**	(1,729.6)	(472.4)	(1,835.2)	(156.8)
Experience adjustment on plan assets	**(1,418.9)**	639.6	870.5	(577.3)	(33.1)
Experience adjustment on plan liabilities	**1,626.6**	960.4	1,211.4	869.4	464.7

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

Provident Fund (PF)

The Group has made provision of ₹ 1,927.7 million for the year ended March 31, 2026 towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation (year ended March 31, 2025: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening obligations	**75,020.6**	**65,020.0**
Service cost	**3,841.4**	3,585.7
Interest cost	**5,065.1**	4,817.0
Actuarial (gain)/loss	**919.7**	1,313.5
Employees contribution	**6,070.4**	5,946.7
Liability transferred from/to other companies	**738.1**	991.8
Benefits paid	**(7,075.3)**	(6,654.1)
Obligations at end of the year	**84,580.0**	**75,020.6**
Opening plan assets, at fair value	**76,883.3**	**66,637.2**
Expected return on plan assets	**5,914.1**	5,326.4
Actuarial gain/(loss)	**(3,403.5)**	1,049.7
Employer contributions	**3,841.4**	3,585.7
Employees contributions	**6,070.4**	5,946.7
Assets transfer from/to other companies	**738.1**	991.7
Benefits paid	**(7,075.3)**	(6,654.1)
Closing plan assets, at fair value	**82,968.5**	**76,883.3**
Plan assets at the end of the year	**82,968.5**	76,883.3
Present value of the defined benefit obligations at the end of the year	**(84,580.0)**	(75,020.6)
Amount not recognised as an asset (Limit in para 59(b) of AS-15 on 'employee benefits')[1]	**(316.2)**	(1,862.7)
Asset/(liability)	**(1,927.7)**	**-**
Cost[2]		
Service cost	**3,841.4**	3,585.7
Interest cost	**5,065.1**	4,817.0
Expected return on plan assets	**(5,914.1)**	(5,326.4)
Actuarial (gain)/loss	**4,323.3**	263.9
Effect of limit in para 59(b)[1]	**(1,546.5)**	245.5
Net cost	**5,769.2**	**3,585.7**
Actual return on plan assets	**2,510.6**	6,376.1
Expected employer's contribution next year	**4,146.8**	3,870.9



SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Investment details of plan assets		
Government of India securities	**56.20%**	55.94%
Corporate Bonds	**31.85%**	32.23%
Special deposit scheme	**0.65%**	0.70%
Others	**11.30%**	11.13%
Assumptions		
Discount rate	**6.40%-7.20%**	6.55%-6.60%
Expected rate of return on assets	**6.85%-7.70%**	7.64%-7.78%
Discount rate for the remaining term to maturity of investments	**7.19%-7.35%**	6.70%-6.85%
Average historic yield on the investment	**7.69%-7.80%**	7.74%-8.08%
Guaranteed rate of return	**8.25%**	8.25%

1. Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS-15 (Revised)" issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

2. Included in line item 'Payments to and provision for employees' of Schedule- 16 Operating expenses.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Fair value of plan assets	**82,968.5**	76,883.3	66,637.2	56,128.1	50,656.3
Defined benefit obligations	**(84,580.0)**	(75,020.6)	(65,020.0)	(55,367.7)	(49,411.5)
Amount not recognised as an asset (limit in para 59(b) AS-15 on 'employee benefits')[1]	**(316.2)**	(1,862.7)	(1,617.2)	(760.4)	(1,244.8)
Surplus/(deficit)	**(1,927.7)**	-	-	-	-
Experience adjustment on plan assets	**(3,403.5)**	1,049.7	1,400.7	(432.8)	415.1
Experience adjustment on plan liabilities	**367.3**	465.2	445.6	753.2	(684.8)

1. Pursuant to revised Guidance Note 29 on "Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS-15 (Revised)" issued by 'Institute of Actuaries of India on February 16, 2022, plan assets held by PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The Group has contributed ₹ 7,256.4 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2026 (year ended March 31, 2025: ₹ 7,288.0 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed ₹ 392.4 million for the year ended March 31, 2026 (year ended March 31, 2025: ₹ 374.0 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed ₹ 802.2 million for the year ended March 31, 2026 (year ended March 31, 2025: ₹ 606.3 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, movement in provision for compensated absence.

₹ in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Total actuarial liability	**7,290.8**	6,560.0
Cost[1]	**2,057.0**	2,433.3
Assumptions		
Discount rate	**6.15%-7.75%**	6.50%-6.92%
Salary escalation rate	**5.69%-10.00%**	5.92%-10.00%

1. Included in line item 'Payments to and provision for employees' of Schedule- 16 Operating expenses.

9. **Provision for income tax**

The provision for income tax (including deferred tax) for the year ended March 31, 2026 amounted to ₹ 193,839.3 million (year ended March 31, 2025: ₹ 184,348.3 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all transactions with international related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

10. Deferred tax

At March 31, 2026, the Group has recorded net deferred tax asset of ₹ 42,621.3 million (March 31, 2025: ₹ 48,410.0 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2026	At March 31, 2025
Deferred tax assets		
Provision for bad and doubtful debts	94,065.3	94,353.2
Provision for operating expenses	4,141.4	3,451.7
Provision/MTM on investment	4,658.7	4,453.4
Provision for expense allowed on payment basis	5,323.5	5,150.5
Unexpired risk reserve	84.5	548.7
Foreign currency translation reserve[1]	2,928.9	542.8
Others[2]	2,401.3	1,710.7
Total deferred tax assets	**113,603.6**	**110,211.0**
Deferred tax liabilities		
Special reserve deduction	61,931.7	53,457.4
Provision/MTM on investment	1,587.5	1,470.0
Depreciation on fixed assets	6,379.6	5,889.5
Interest on refund of taxes[1]	695.1	625.0
Others	388.4	359.1
Total deferred tax liabilities	**70,982.3**	**61,801.0**
Total net deferred tax assets/(liabilities)	**42,621.3**	**48,410.0**

1. These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

2. Includes deferred tax assets created primarily on operating loss, lease rentals and interest on credit impaired loans.

3. Deferred tax liability was created by the Bank and domestic subsidiaries (excluding insurance subsidiaries) created on change in fair value of investments on account of implementation of the Master Direction – Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Direction), 2023. The deferred tax liability on account of transition gain was accounted through reserves.

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

11. Information about business and geographical segments

A. *Business Segments*

The Bank prepares consolidated financial statements in accordance with the Reserve Bank of India (RBI) Master Direction on Financial Statements - Presentation and Disclosures and Accounting Standards as prescribed by ICAI. The consolidated segmental report includes the performance of defined segments of ICICI Bank, subsidiaries and associates.

i. **Retail banking** includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii. **Wholesale banking** includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii. **Treasury** primarily includes the entire investment and derivative portfolio of the Bank.

iv. **Other banking** includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v. **Life insurance** represents results of ICICI Prudential Life Insurance Company Limited.

vi. **General insurance** represents results of ICICI Lombard General Insurance Company Limited.

vii. **Others** includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Pension Fund Management Limited and I-Process Services (India) Limited.

viii. **Unallocated** includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities of the Bank are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The results of reported segments for the year ended March 31, 2026 are not comparable with that of reported segments for the year ended March 31, 2025 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the business segment results for the year ended March 31, 2026.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	1,623,942.0	878,472.8	1,384,303.6	75,167.3	654,720.5	288,906.1	199,701.3	(1,984,030.0)	3,121,183.6
2	**Segment results[1]**	232,442.3	244,889.8	172,509.4	17,027.3	18,076.8	36,589.7	83,784.2	(34,746.2)	770,573.3
3	Unallocated expenses									-
4	Share of profit from associates									2,628.5
5	Operating profit (2) – (3)+(4)[1]									773,201.8
6	Income tax expenses (net)/(net deferred tax credit)									193,839.3
7	**Net profit[2] (5) – (6)**									579,362.5
	Other information									
8	Segment assets	8,788,482.7	6,785,744.2	7,624,787.6	1,107,160.7	3,189,653.2	755,151.3	1,035,258.2	(183,879.5)	29,102,358.4
9	Unallocated assets									42,621.3
10	**Total assets (8) + (9)**									29,144,979.7
11	Segment liabilities	12,203,393.4	6,447,058.5	4,858,434.9[3]	680,960.2[3]	3,197,520.4[3]	761,109.1[3]	1,036,918.9[3]	(183,879.5)[3]	29,001,515.9
12	Unallocated liabilities									143,463.8
13	**Total liabilities (11) + (12)**									29,144,979.7
14	Capital expenditure	24,108.9	10,700.8	1,430.8	1,202.0	1,929.5	2,624.9	6,217.9	-	48,214.8
15	Depreciation	16,336.2	7,210.4	1,005.8	711.8	1,444.9	1,647.0	2,270.3	(16.4)	30,610.0

1. *Profit before tax and minority interest.*
2. *Includes share of net profit of minority shareholders.*
3. *Includes share capital and reserves and surplus.*

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

The following table sets forth, the business segment results for the year ended March 31, 2025.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	1,561,846.8	824,362.1	1,350,423.1	75,083.2	602,242.4	256,510.9	188,326.5	(1,912,925.6)	2,945,869.4
2	Segment results[1]	216,210.4	215,646.3	187,503.2	14,511.9	13,364.3	33,212.9	74,230.8	(26,144.3)	728,535.5
3	Unallocated expenses									-
4	Share of profit from associates									1,506.6
5	Operating profit (2) – (3)+(4)[1]									730,042.1
6	Income tax expenses (net)/(net deferred tax credit)									184,348.3
7	Net profit[2] (5) – (6)									545,693.8
	Other information									
8	Segment assets	7,929,301.9	5,482,698.2	7,227,332.6	1,025,594.7	3,140,885.4	685,617.4	1,029,682.0	(154,037.2)	26,367,075.0
9	Unallocated assets									55,339.1
10	**Total assets (8) + (9)**									26,422,414.1
11	Segment liabilities	11,119,662.2	5,559,973.9	4,306,765.4[3]	595,655.2[3]	3,142,401.4[3]	690,202.5[3]	1,030,790.7[3]	(154,037.2)[3]	26,291,414.1
12	Unallocated liabilities									131,000.0
13	**Total liabilities (11) + (12)**									26,422,414.1
14	Capital expenditure	27,062.6	11,779.3	2,054.9	2,449.5	2,808.5	2,631.7	4,057.8	-	52,844.3
15	Depreciation	14,068.8	5,983.3	1,005.0	672.2	1,333.8	1,244.1	1,982.4	(16.4)	26,273.2

1. *Profit before tax and minority interest.*
2. *Includes share of net profit of minority shareholders.*
3. *Includes share capital and reserves and surplus.*



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

B. *Geographical segments*

The Group reports its operations under the following geographical segments.

- **Domestic operations** comprise branches and subsidiaries/joint ventures in India.
- **Foreign operations** comprise branches and subsidiaries/joint ventures outside India and offshore banking units in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

₹ in million

Revenue	Year ended March 31, 2026	Year ended March 31, 2025
Domestic operations[1]	3,048,239.1	2,869,925.8
Foreign operations	75,573.0	77,450.2
Total	**3,123,812.1**	**2,947,376.0**

1. Includes share of profit from associates of ₹ 2,628.5 million (March 31, 2025: ₹ 1,506.6 million).

₹ in million

Assets	At March 31, 2026	At March 31, 2025
Domestic operations	27,413,668.0	24,976,014.2
Foreign operations	1,688,690.4	1,391,060.8
Total	**29,102,358.4**	**26,367,075.0**

1. Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

Particulars	Capital expenditure incurred during the		Depreciation provided during the	
	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2026	Year ended March 31, 2025
Domestic operations	47,084.4	51,073.8	30,152.1	25,953.4
Foreign operations	1,130.4	1,770.5	457.9	319.8
Total	**48,214.8**	**52,844.3**	**30,610.0**	**26,273.2**

12. Penalties/fines imposed by banking regulatory bodies

During the year ended March 31, 2026, RBI imposed a penalty of ₹ 9.8 million on April 29, 2025 for non-compliance with certain directions issued by RBI on 'Cyber Security Framework in Banks', 'Know Your Customer (KYC)', and 'Credit Card and Debit Card – Issuance and Conduct, during statutory inspection for supervisory evaluation (ISE 2023) of the Bank and ₹ 7.5 million on August 7, 2025 for non-compliance with certain directions issued by RBI on 'Valuation of Properties - Empanelment of Valuers' and 'Opening of Current Accounts by Banks – Need for discipline. During the year ended March 31, 2025, RBI imposed a penalty of ₹ 10.0 million on May 27, 2024 based on the deficiency observed in regulatory compliance with the Banking Regulation Act, during statutory inspection for supervisory evaluation (ISE 2022) of the Bank.

There was no penalty imposed by overseas banking regulatory bodies during year ended March 31, 2026 (year ended March 31, 2025: ₹ 3.4 million).

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

13. Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2026 (Pursuant to Schedule III of the Companies Act, 2013)

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	**92.9%**	**3,373,714.2**	**92.5%**	**501,466.4**
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	**0.6%**	**21,574.4**	**0.8%**	**4,472.0**
ICICI Securities Limited	**1.7%**	**61,777.0**	**3.1%**	**16,981.2**
ICICI Home Finance Company Limited	**1.4%**	**49,120.8**	**1.2%**	**6,611.9**
ICICI Trusteeship Services Limited	**0.0%**	**13.3**	**0.0%**	**1.9**
ICICI Investment Management Company Limited	**0.0%**	**440.7**	**0.0%**	**53.6**
ICICI Venture Funds Management Company Limited	**0.1%**	**2,391.6**	**0.3%**	**1,487.7**
ICICI Prudential Life Insurance Company Limited	**3.8%**	**136,294.7**	**3.0%**	**16,003.9**
ICICI Lombard General Insurance Company Limited	**4.4%**	**160,714.2**	**5.1%**	**27,719.8**
ICICI Prudential Trust Limited	**0.0%**	**28.9**	**0.0%**	**11.2**
ICICI Prudential Asset Management Company Limited	**1.2%**	**42,218.7**	**6.1%**	**32,986.0**
ICICI Pension Fund Management Limited (erstwhile ICICI Prudential Pension Funds Management Company Limited)	**0.0%**	**730.6**	**(0.0)%**	**(94.2)**
I-Process Services (India) Limited (erstwhile I-Process Services (India) Private Limited)	**0.0%**	**996.0**	**0.0%**	**109.6**
Foreign				
ICICI Bank UK PLC	**0.9%**	**33,930.3**	**0.4%**	**2,232.1**
ICICI Bank Canada	**0.9%**	**33,317.7**	**0.3%**	**1,533.6**
ICICI International Limited	**0.0%**	**251.8**	**0.0%**	**55.9**
ICICI Securities Holdings Inc.	**0.0%**	**133.3**	**0.0%**	**2.5**
ICICI Securities Inc.	**0.0%**	**519.6**	**0.0%**	**81.4**
Other consolidated entities				
Indian				
ICICI Strategic Investments Fund[3]	**-**	**-**	**0.0%**	**55.1**
Foreign				
NIL	**-**	**-**	**-**	**-**
Minority Interests	**(4.5)%**	**(165,109.8)**	**(6.9)%**	**(37,285.5)**
Associates				
Indian				
NIIT Institute of Finance Banking and Insurance Training Limited[4]	**-**	**-**	**0.0%**	**0.0**



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[5]	-	-	0.0%	0.0
India Infradebt Limited	-	-	0.5%	2,598.2
India Advantage Fund III[6]	-	-	0.0%	0.5
India Advantage Fund IV[6]	-	-	0.0%	0.9
Arteria Technologies Private Limited	-	-	0.0%	28.8
Foreign				
NIL	-	-	-	-
Joint Ventures				
NIL	-	-	-	-
Inter-company adjustments	(3.4)%	(122,453.6)	(6.4)%	(35,037.5)
TOTAL	100.0%	3,630,604.2	100.0%	542,077.0

1. 0.0 represents insignificant amount.

2. Total assets minus total liabilities.

3. On March 25, 2026, ICICI Strategic Investments Fund redeemed all its unit capital and ceased to be consolidated as per Accounting Standard 21.

4. On June 11, 2025, NIIT Institute of Finance, Banking and Insurance Training Limited ceased to be associate of the Bank.

5. On April 17, 2025, FISERV Merchant Solutions Private Limited ceased to be associate of the Bank.

6. On July 03, 2025, India Advantage Fund-III and India Advantage Fund-IV ceased to be associates of the Bank.

Additional information to consolidated accounts at March 31, 2025 (Pursuant to Schedule III of the Companies Act, 2013)

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	93.0%	2,920,763.0	92.5%	472,269.9
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	0.6%	20,399.9	1.0%	5,348.6
ICICI Securities Limited[3]	1.7%	53,146.4	3.4%	17,492.6
ICICI Home Finance Company Limited	1.2%	38,210.6	1.1%	5,564.8
ICICI Trusteeship Services Limited	0.0%	11.4	0.0%	1.7
ICICI Investment Management Company Limited	0.0%	187.1	0.0%	57.7
ICICI Venture Funds Management Company Limited	0.1%	2,484.0	0.0%	150.5
ICICI Prudential Life Insurance Company Limited	3.8%	119,413.1	2.3%	11,890.6
ICICI Lombard General Insurance Company Limited	4.8%	149,838.1	4.9%	25,082.6

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Name of the entity	Net assets[2]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
ICICI Prudential Trust Limited	0.0%	25.2	0.0%	9.1
ICICI Prudential Asset Management Company Limited	1.1%	35,315.8	5.2%	26,482.5
ICICI Prudential Pension Funds Management Company Limited	0.0%	524.8	(0.0%)	(35.5)
I-Process Services (India) Private Limited	0.0%	886.4	0.1%	266.7
Foreign				
ICICI Bank UK PLC	1.0%	30,082.3	0.4%	2,269.0
ICICI Bank Canada	0.9%	28,951.6	0.9%	4,351.9
ICICI International Limited	0.0%	172.9	0.0%	38.7
ICICI Securities Holdings Inc.	0.0%	130.8	(0.0%)	(1.1)
ICICI Securities Inc.	0.0%	434.4	0.0%	32.4
Other consolidated entities				
Indian				
ICICI Strategic Investments Fund	0.0%	103.3	0.0%	34.0
Foreign				
NIL	-	-	-	-
Minority Interests	**(4.7%)**	**(148,367.4)**	**(6.9%)**	**(35,401.8)**
Associates				
Indian				
NIIT Institute of Finance Banking and Insurance Training Limited	-	-	0.0%	21.3
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[4]	-	-	(0.2%)	(813.0)
India Infradebt Limited	-	-	0.4%	2,194.6
India Advantage Fund III	-	-	0.0%	66.1
India Advantage Fund IV	-	-	0.0%	7.7
Arteria Technologies Private Limited	-	-	0.0%	29.9
Foreign				
NIL	-	-	-	-
Joint Ventures				
NIL	-	-	-	-
Inter-company adjustments	**(3.5%)**	**(113,654.4)**	**(5.1%)**	**(27,119.7)**
TOTAL	**100.0%**	**3,139,059.1**	**100.0%**	**510,292.0**

1. 0.0 represents insignificant amount.

2. Total assets minus total liabilities.

3. On March 24, 2025, ICICI Securities Limited became a wholly-owned subsidiary of the Bank.

4. The Bank has executed a share purchase agreement for sale of its entire stake in equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) on March 29, 2025. The share transfer was not completed by March 31, 2025.



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

14. Revaluation of fixed assets

The Bank and its domestic subsidiaries excluding insurance subsidiaries follows the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS-10 – 'Property, Plant and Equipment'. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income capitalisation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2026 was ₹ 65,961.8 million (March 31, 2025: ₹ 61,442.7 million) as compared to the historical cost less accumulated depreciation of ₹ 26,360.6 million (March 31, 2025: ₹ 23,647.6 million).

The revaluation reserve is not available for distribution of dividend.

15. Proposed dividend on equity shares

The Board of Directors at its meeting held on April 18, 2026 has recommended a dividend of ₹ 12 per equity share for the year ended March 31, 2026 (year ended March 31, 2025: ₹ 11 per equity share). The declaration and payment of dividend is subject to requisite approvals.

16. Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. DOR.ACC.REC.No.74/21.04.018/2022-23 dated October 11, 2022, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI's annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 5% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 5% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI's supervisory process for the year ended March 31, 2025 and for the year ended March 31, 2024.

17. Disclosure on lending and borrowing activities

The Bank and its subsidiaries, as part of its normal banking business, grant loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other entities and persons. These transactions are part of Bank's normal banking business, which is conducted ensuring adherence to all regulatory requirements

Other than the transactions described above, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank and its subsidiaries incorporated in India to or in any other persons or entities, including foreign entities ("Intermediaries") with the understanding, whether recorded in writing or otherwise, that the Intermediary shall lend or invest in party identified by or on behalf of the Bank and its subsidiaries incorporated in India (Ultimate Beneficiaries). The Bank and its subsidiaries incorporated in India have also not received any fund from any parties (Funding Party) with the understanding that the Bank and its subsidiaries incorporated in India shall whether, directly or indirectly lend or invest in other persons or entities identified by or on behalf of the Funding Party ("Ultimate Beneficiaries") or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

18. Goodwill on consolidation

At March 31, 2026, the Bank has recognised goodwill on consolidation of subsidiaries of ₹ 105,500.5 million (net-off capital reserve of ₹ 358.5 million); March 31, 2025: ₹ 84,594.3 million (net-off capital reserve of ₹ 358.5 million).

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

19. Changes in group structure

I. *Acquisition of additional stake in ICICI Lombard General Insurance Company Limited*

During Q1-2025, the Bank through stock exchange mechanism had acquired the additional stake in ICICI Lombard General Insurance Company Limited (ICICI General) in multiple tranches, resulting into increase in shareholding by 0.54%. Accordingly, additional goodwill of ₹ 4,360.2 million was recognised on purchase of additional stake in ICICI Lombard General Insurance Company Limited.

II. *De-listing of ICICI Securities Company Limited*

The Board of Directors of the Bank on June 29, 2023 approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited. As per the Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders (the Scheme'), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value ₹ 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. The Bank recognised a securities premium of ₹ 68,876.0 million based on the market price of equity shares of the Bank on effective date of the Scheme. Further, the Bank recognised a goodwill of ₹ 55,492.5 million in consolidated financial statements at March 31, 2025 on account of acquisition of additional stake in ICICI Securities Limited.

III. *Acquisition of additional Stake in ICICI Prudential Asset Management Company Limited*

On December 09, 2025, the Bank has acquired 2.0% additional equity stake in the ICICI Prudential Asset Management Company Limited. Accordingly, additional goodwill of ₹ 20,632.8 million was recognised on purchase of additional stake in ICICI Prudential Asset Management Company Limited.

IV. *Acquisition of additional stake in ICICI Pension Fund Management Limited*

The Bank has executed the share purchase agreement with ICICI Prudential Life Insurance Company Limited on January 12, 2026 and consequently, the Bank holds 100.0% shareholding in ICICI Pension Fund Management Limited and it become a wholly-owned subsidiary of the Bank. Accordingly, goodwill of ₹ 631.9 million was recognised on purchase of stake in ICICI Pension Fund Management Limited.

V. *Redemption of units in ICICI Strategic Investments Fund*

On March 25, 2026, ICICI Strategic Investments Fund redeemed all its unit capital and ceased to be consolidated as per Accounting Standard 21.

VI. *Associates*

- On March 29, 2025, the Bank executed a share purchase agreement for sale of its entire shareholding in the equity shares of FISERV Merchant Solutions Private Limited. On April 17, 2025, the share transfer was completed and it ceased to be an associate of the Bank.

- On June 11, 2025, the Bank executed a share purchase agreement for sale of its entire shareholding in the equity shares of NIIT Institute of Finance Banking and Insurance Training Limited, consequent to which the share transfer was completed and it ceased to be an associate of the Bank.

- On July 3, 2025, all unit capital in India Advantage Fund-III (IAF-III) and India Advantage Fund-IV (IAF-IV) held by the Bank and subsidiaries had been redeemed and ceased to be associates of the Bank.



CONSOLIDATED FINANCIAL STATEMENTS OF ICICI BANK LIMITED

SCHEDULES

forming part of the Consolidated Accounts *(Contd.)*

20. Business Transfer Agreement between ICICI Venture Funds Management Company Limited and ICICI Prudential Asset Management Company Limited

The ICICI Prudential Asset Management Company Limited has entered into a Business Transfer Agreement ("BTA") dated September 22, 2025 with ICICI Venture Funds Management Company Limited, inter alia, for the sale and transfer of the investment management rights relating to identified Category II Alternative Investment Funds from ICICI Venture Funds Management Company Limited to ICICI Prudential Asset Management Company Limited. The Parties have received the requisite approval from the Competition Commission of India vide its letter dated November 25, 2025 and the Securities and Exchange Board of India vide its letter dated March 02, 2026 in relation to the BTA. Pursuant to receipt of regulatory approval requisite agreements in this regard have been executed by the ICICI Prudential Asset Management Company Limited. Accordingly, upon successful closing of the transaction contemplated under the BTA, the ICICI Prudential Asset Management Company Limited, inter alia, providing investment management services to the identified funds with effect from April 1, 2026.

21. Additional disclosures

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view on the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

22. Comparative figures

The consolidated financial statements for the year ended March 31, 2026 are not comparable with the previous year to the extent new entities have been consolidated, entities discontinued from consolidation and change in ownership interest.

Figures of the previous year have been re-grouped, wherever necessary to conform to the current year presentation.

Signatures to Schedules 1 to 18

As per our Report of even date.   For and on behalf of the Board of Directors

For B S R & Co. LLP Chartered Accountants ICAI Firm Registration no.: 101248W/W-100022	**Pradeep Kumar Sinha** Chairperson DIN-00145126 Gurugram	**S. Madhavan** Director DIN-06451889	**Sandeep Bakhshi** Managing Director & CEO DIN-00109206
Ashwin Suvarna Partner Membership no.: 109503	**Rakesh Jha** Executive Director DIN-00042075	**Sandeep Batra** Executive Director DIN-03620913	**Ajay Kumar Gupta** Executive Director DIN-07580795
For C N K & Associates LLP Chartered Accountants ICAI Firm Registration no.: 101961W/W100036	**Anindya Banerjee** Group Chief Financial Officer	**Prachiti Lalingkar** Company Secretary	**Laxminarayan Achar** Chief Accountant
Manish Sampat Partner Membership no.: 101684			

Mumbai
April 18, 2026

STATEMENT PURSUANT TO SECTION 129 OF COMPANIES ACT, 2013

STATEMENT CONTAINING SALIENT FEATURES OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES, ASSOCIATE COMPANIES AND JOINT VENTURES

Part "A": Subsidiaries

₹ in million

Particulars	ICICI Securities Primary Dealership Limited[1]	ICICI Securities Limited[1]	ICICI Securities Holdings Inc.[1,2]	ICICI Securities Inc.[1,2]	ICICI Home Finance Company Limited[1]	ICICI Trusteeship Services Limited	ICICI Investment Management Company Limited	ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited	ICICI Lombard General Insurance Company Limited	ICICI International Limited[1,3]	ICICI Bank UK PLC[1,3]	ICICI Bank Canada[1,4,5]	ICICI Prudential Trust Limited	ICICI Prudential Asset Management Company Limited[1]	ICICI Pension Fund Management Limited (erstwhile ICICI Prudential Pension Funds Management Company Limited)[6]	I-Process Services (India) Limited
The date since when subsidiary was acquired	September 15, 1993	March 09, 1995	June 12, 2000	June 13, 2000	November 01, 1999	September 01, 1999	March 09, 2000	March 25, 1998	October 01, 2000	February 29, 2024	February 27, 1998	August 19, 2003	October 13, 2003	August 26, 2005	August 26, 2005	April 22, 2009	March 20, 2024
Paid-up share capital[6]	1,563.4	1,208.3	728.2	571.7	14,306.0	0.5	449.9	10.0	14,492.8	4,984.9	85.4	20,872.7	16,364.1	1.0	494.3	900.0	0.5
Reserves & Surplus	19,960.4	61,319.9	(594.9)	(52.1)	45,860.1	12.8	(9.2)	2,381.9	121,801.7	163,474.2	166.4	13,057.6	16,627.3	27.9	41,217.4	(169.4)	995.5
Total assets	366,440.1	353,301.9	134.6	616.2	344,012.0	13.7	527.9	2,875.8	3,197,349.3	761,109.4	269.2	276,102.0	300,419.6	33.3	50,503.8	845.3	2,147.4
Total liabilities (excluding capital and reserves)	344,916.3	290,773.7	1.3	96.6	283,845.9	0.4	87.2	483.9	3,061,054.8	592,650.3	17.4	242,171.6	267,428.3	4.4	8,792.1	114.7	1,151.3
Investments (including investment in subsidiaries)	283,270.2	2,144.4	94.5	Nil	8,307.6	12.6	377.9	1,518.0	3,080,794.9	584,212.5	161.7	83,523.4	31,462.3	29.6	38,565.4	550.5	Nil
Turnover (Gross income from operations)	28,697.2	58,880.2	0.1	275.0	40,640.6	3.6	315.2	937.4	531,246.4	306,181.0	105.5	14,252.2	1,101.2	25.0	57,646.3	394.0	9,015.2
Profit/(Loss) before taxation	5,927.6	22,894.7	2.6	76.6	11,198.9	2.6	55.3	1,776.8	18,067.5	36,589.3	75.6	3,042.6	1,748.7	15.0	44,068.4	(124.0)	139.2
Provision for taxation	1,514.8	5,847.3	0.1	(4.8)	2,596.2	0.6	1.7	289.4	2,063.9	8,869.9	15.6	647.0	468.3	3.8	11,085.8	(29.8)	29.6
Profit/(Loss) after taxation	4,412.8	17,047.4	2.5	81.4	8,602.7	1.9	53.6	1,487.4	16,003.6	27,719.4	60.0	2,395.5	1,280.4	11.2	32,982.6	(94.2)	109.6
Dividend paid	786.0	8,602.8	Nil	Nil	732.3	Nil	Nil	1,580.0	1,229.1	6,707.8	Nil	1,517.4	3,279.4	7.5	26,404.0	Nil	Nil
% of shareholding	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	50.89%	51.26%	100.00%	100.00%	100.00%	50.80%	53.00%	100.00%	100.00%

Notes:

1. *Financial information as per respective entity Ind AS/IFRS/UKGAAP financial statements.*
2. *ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.*
3. *The financial information of ICICI Bank UK PLC and ICICI International Limited has been translated into Indian Rupees at the closing rate at March 31, 2026 of 1 USD = ₹ 94.8350.*
4. *The financial information of ICICI Bank Canada is for the period January 1, 2025 to December 31, 2025, being their financial year.*
5. *The financial information of ICICI Bank Canada has been translated into Indian Rupees at the closing rate at December 31, 2025 of 1 CAD = ₹ 65.5875.*
6. *On January 12, 2026, the Bank acquired 100.0% shareholding in ICICI Pension Fund Management Limited from ICICI Prudential Life Insurance Company Limited and consequently ICICI Pension Fund Management Limited has become a wholly-owned subsidiary of the Bank.*
7. *Paid-up share capital does not include share application money.*
8. *Investments include securities held as stock in trade.*
9. *Names of subsidiaries which are yet to commence operations: None*
10. *Names of subsidiaries which have been liquidated or sold during the year: None*



STATEMENT PURSUANT TO SECTION 129 OF COMPANIES ACT, 2013

₹ in million

Part "B": Associate companies and joint ventures

Name of associate companies/joint ventures	India Infradebt Limited	Arteria Technologies Private Limited	Falcon Tyres Limited
1 Latest audited balance sheet date	March 31, 2026	March 31, 2025	March 31, 2016
2 Date on which the Associate or Joint Venture was associated or acquired	November 27, 2012	May 29, 2018	December 4, 2014
3 Shares of associate companies/joint ventures held by ICICI Group at March 31, 2026			
Number of equity shares	367,361,007	33,366,600	20,445,177
Amount of investment in associate companies/joint ventures[2]	13,369.6	110.2	NIL
Extent of holding (%)	42.33%	19.02%	26.39%
4 Description of significant influence	Note 3	Note 4	Note 3
5 Reason of non-consolidation of the associate/joint venture	N.A.	N.A.	Note 5
6 Networth attributable to shareholding as per latest audited balance sheet	18,329.0	113.0	N.A.
7 Profit/(loss) for the year ended March 31, 2026			
i Considered in consolidation	2,598.3	28.8	N.A.
ii Not considered in consolidation	3,539.9	122.8	N.A.

Notes:

1. The above statement has been prepared based on the principles of Accounting Standard (AS) 23 - Accounting for Investments in Associates in Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India (ICAI), and therefore does not include the companies where ICICI Group does not have any significant influence as defined under AS-23, although the group holds more than 20.00% of total share capital in those companies.

2. Including debt investments oustanding at reporting date.

3. In terms of AS-23, issued by ICAI, ICICI Group is deemed to have significant influence due to its holding being more than 20.00% of the voting power in the investee company.

4. In terms of AS-23, issued by ICAI, ICICI Group is deemed to have significant influence through its voting power and representation on the Board of directors of the investee company.

5. The investment in Falcon Tyres Limited is temporary in nature.

6. Names of associates or joint ventures which are yet to commence operations: None

7. Names of associates or joint ventures which have been liquidated or sold during the year:

   a. On April 17, 2025, FISERV Merchant Solutions Private Limited ceased to be an associate of the Bank.

   b. On June 11, 2025, NIIT Institute of Finance Banking and Insurance Training Limited ceased to be an associate of the Bank.

For and on behalf of the Board of Directors

Pradeep Kumar Sinha
Chairperson
DIN-00145126
Gurugram

S. Madhavan
Director
DIN-06451889

Sandeep Bakhshi
Managing Director & CEO
DIN-00109206

Rakesh Jha
Executive Director
DIN-00042075

Sandeep Batra
Executive Director
DIN-03620913

Ajay Kumar Gupta
Executive Director
DIN-07580795

Anindya Banerjee
Group Chief Financial Officer

Prachiti Lalingkar
Company Secretary

Laxminarayan Achar
Chief Accountant

Mumbai
April 18, 2026

BASEL PILLAR 3 DISCLOSURES

at March 31, 2026

Pillar 3 disclosures at March 31, 2026 as per Basel III guidelines of RBI have been disclosed separately on the Bank's website under 'Regulatory Disclosures Section' on the home page.

The link to this section is https://www.icici.bank.in/regulatory-disclosure.

The section contains the following disclosures:

- Qualitative and quantitative disclosures at March 31, 2026

    - Scope of application

    - Capital adequacy

    - Credit risk

    - Securitisation exposures

    - Market risk

    - Operational risk

    - Interest rate risk in the banking book (IRRBB)

    - Liquidity risk

    - Counterparty credit risk

    - Risk management framework of non-banking group companies

    - Disclosure requirements for remuneration

    - Equities – Disclosure for banking book positions

    - Leverage ratio

- Composition of capital

- Composition of capital - reconciliation requirements

- Main features of regulatory capital instruments

- Full terms and conditions of regulatory capital instruments



GLOSSARY OF TERMS

Terms	Definition
Average assets	For the purpose of performance analysis, represents averages of daily balances
Average cost of funds	Cost of interest bearing liabilities
Average equity	Quarterly average of equity share capital and reserves and surplus
Average yield	Yield on interest earning assets
Book value per share	Share capital plus reserves and surplus divided by outstanding number of equity shares
Capital (for CRAR)	Capital includes share capital, reserves and surplus (revaluation reserve and foreign currency translation reserve are considered at discounted amount), capital instruments and general provisions as per the RBI Basel III guidelines
Capital to risk weighted assets ratio (CRAR)	Capital (for CRAR) divided by Risk Weighted Assets (RWAs)
Core operating income	Total income excluding treasury gains
Core operating profit	Profit before provisions and contingencies, excluding treasury gains
Cost to income	Operating expenses divided by net interest income and non-interest income
Earnings per share	Net profit after tax divided by weighted average number of equity shares outstanding during the year
Effective tax rate	Tax expenses divided by profit before tax
High quality liquid assets	Stock of liquid assets which can be readily sold at little or no loss of value or used as collateral to obtain funds
Interest spread	Average yield less average cost of funds
Liquidity coverage ratio	Ratio of unencumbered high quality liquid assets to total net cash outflows estimated for the next 30 calendar days
Net interest income	Total interest earned less total interest expended
Net interest margin	Total interest earned less total interest expended divided by average interest earning assets
Net worth	Total of equity share capital, employees stock options outstanding and reserves and surplus
Operating profit	Profit before provisions and contingencies
Provision coverage ratio	Provision for non-performing advances divided by gross non-performing advances
Provisions to core operating profit	Provisions and contingencies (excluding taxation) divided by core operating profit
Return on average assets	Net profit after tax divided by average assets
Return on average equity	Net profit after tax divided by average equity
Risk weighted assets (RWAs)	RWAs are computed by assigning risk weights as per the RBI Basel III guidelines to various on-balance sheet exposure and off-balance sheet exposures

REGISTERED OFFICE

ICICI Bank Tower,
Near Chakli Circle, Old Padra Road,
Vadodara 390 007
CIN: L65190GJ1994PLC021012

CORPORATE OFFICE

ICICI Bank Towers,
Bandra-Kurla Complex,
Mumbai 400 051

STATUTORY AUDITORS

B S R & Co. LLP
Chartered Accountants
14th Floor, Central B Wing and North C Wing,
Nesco IT Park 4, Western Exp Highway,
Goregaon (E), Mumbai 400 063

C N K & Associates LLP
Chartered Accountants
Mistry Bhavan, 3rd Floor,
Dinshaw Vachha Road,
Churchgate, Mumbai 400 020

REGISTRAR TO AN ISSUE AND SHARE TRANSFER AGENT

Equity Shares:

KFin Technologies Limited
Unit: ICICI Bank Limited,
Selenium Building, Tower-B,
Plot No. 31 & 32, Financial District,
Nanakramguda, Serlingampally,
Hyderabad 500 032, Rangareddy, Telangana

Bonds/Debentures:

3i Infotech Limited
International Infotech Park,
Tower # 5, 3rd Floor,
Vashi Railway Station Complex,
Vashi, Navi Mumbai 400 703

OUR APPROACH TO REPORTING

ABOUT THIS REPORT

This is ICICI Bank's Annual Report for the year ended March 31, 2026. It has been prepared in accordance with Indian regulatory reporting requirements as well as the principles of the International Integrated Reporting Framework. Through this report, the Bank aims to provide its stakeholders a comprehensive view of its operations, performance, its financial and non-financial resources and strategy to create long-term value. The report provides insights into the Bank's primary activities, its strategic priorities, risks and mitigants, governance structure, and the manner in which it has leveraged the six capitals, namely Financial, Human, Intellectual, Manufactured, Social and Relationship,and Natural.

REPORTING BOUNDARY

The non-financial information in the integrated report largely covers the operations of ICICI Bank Limited.

REPORTING PERIOD

The Annual Report provides material information relating to the Bank's strategy and business model, operating context, performance and statutory disclosures covering the financial year April 1, 2025 to March 31, 2026.

SAFE HARBOUR

Certain definitions in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbour' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties include, but are not limited to statutory and regulatory changes, international economic and business conditions, political or economic instability in the jurisdictions where we have operations or which affect global or Indian economic conditions, increase in non-performing loans, unanticipated changes in interest rates, foreign exchange rates, equity prices or other rates or prices, our growth and expansion in business, the adequacy of our allowance for credit losses, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks, changes in India's sovereign rating, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov.

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ICICI Bank Limited, ICICI Bank Towers, Bandra-Kurla Complex,
Mumbai 400 051 | www.icici.bank.in

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